As filed with the United States Securities and Exchange Commission on August 4, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

Registration Statement

Under

the Securities Act of 1933

National CineMedia, LLC

(Exact name of registrant as specified in its charter)

Delaware	7310	20-2632505
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9110 E. Nichols Ave., Suite 200

Centennial, Colorado 80112-3405

(303) 792-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ralph E. Hardy, Esq.

Executive Vice President and General Counsel

National CineMedia, Inc.

9110 E. Nichols Ave., Suite 200

Centennial, Colorado 80112-3405

(303) 792-3600

(Name, address, including zip code and telephone number, including area code, of agent for service)

With a copy to:

W. Dean Salter, Esq.

Mashenka Lundberg, Esq.

Holme Roberts & Owen LLP

1700 Lincoln Street, Suite 4100

Denver, Colorado 80203

(303) 861-7000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
7.875% Senior Notes due 2021	$200,000,000	100%	$200,000,000	$23,220

(1)	Calculated pursuant to Rule 457 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 4, 2011

PROSPECTUS

National CineMedia, LLC

Offer to Exchange

all outstanding 7.875% Senior Notes due 2021

($200,000,000 aggregate principal amount)

for

7.875% Senior Notes due 2021

that have been registered under the Securities Act of 1933, as amended

National CineMedia, LLC hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $200,000,000 in aggregate principal amount of our registered 7.875% Senior Notes due 2021, or the “exchange notes,” the issuance of which has been registered under the Securities Act of 1933, as amended, or the Securities Act, for a like principal amount of our outstanding unregistered 7.875% Senior Notes due 2021, or the “original notes.” We refer to the original notes and exchange notes collectively as the “notes.” The terms of the exchange notes are identical to the terms of the original notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the original notes.

We will exchange any and all original notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on             , 2011, unless extended. We do not currently intend to extend the exchange offer.

We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange.

See “Risk Factors” beginning on page 15 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The related letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2011.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, or the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

The notes have not been and will not be qualified under the securities laws of any province or territory of Canada. The notes are not being offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada in contravention of the securities laws of any province or territory thereof.

Until             , 2011 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

i

MARKET INFORMATION

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations (including Nielsen Media Research, Inc.; the Motion Picture Association of America, or MPAA; and the National Association of Theatre Owners, or NATO) and analysts, and our knowledge of our revenues and markets. Designated Market Area®, or DMA®, is a registered trademark of Nielsen Media Research, Inc.

We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

GLOSSARY

In this prospectus, unless the context otherwise requires:

•	“NCM LLC,” “the Company,” “we,” “us” or “our” refers to National CineMedia, LLC, a Delaware limited liability company, which commenced operations on April 1, 2005;

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“NCM Inc.” refers to National CineMedia, Inc., a Delaware corporation, which acquired an interest in, and became a member and the sole manager of, NCM LLC upon completion of its initial public offering, or “IPO,” which closed on February 13, 2007;

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“AMC” refers to AMC Entertainment Inc. and its subsidiaries, National Cinema Network, Inc., or “NCN,” which contributed assets used in the operations of NCM LLC and formed NCM LLC in March 2005, AMC ShowPlace Theatres, Inc., which joined NCM LLC in June 2010 in connection with AMC’s acquisition of Kerasotes Showplace Theatres, LLC and American Multi-Cinema, Inc., which became party to an amended and restated ESA (as defined below) with NCM LLC upon completion of the IPO;

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“Cinemark” refers to Cinemark Holdings, Inc. and its subsidiaries, Cinemark Media, Inc., which joined NCM LLC in July 2005, and Cinemark USA, Inc., which became party to an amended and restated ESA with NCM LLC upon completion of the IPO;

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“Regal” refers to Regal Entertainment Group and its subsidiaries, Regal CineMedia Corporation, or “RCM,” which contributed assets used in the operations of NCM LLC, Regal CineMedia Holdings, LLC, which formed NCM LLC in March 2005, and Regal Cinemas, Inc., which became party to an amended and restated ESA with NCM LLC upon completion of the IPO;

•	“ESAs” refers to the amended and restated exhibitor services agreements entered into by NCM LLC with each of our founding members, as described above, upon completion of NCM Inc.’s IPO;

•	“Founding members” refers to AMC, Cinemark and Regal;

•	“OIBDA” refers to operating income (loss) before depreciation and amortization expense;

•	“Adjusted OIBDA” excludes from OIBDA non-cash severance plan costs, share based payment costs and deferred stock compensation; and

•	“Adjusted OIBDA margin” is calculated by dividing Adjusted OIBDA by total revenue.

See the notes to “Selected Historical Financial and Operating Data” included in this prospectus for further information on the definitions, calculations and our use of OIBDA, Adjusted OIBDA and Adjusted OIBDA margin.

FORWARD-LOOKING STATEMENTS

In addition to historical information, some of the information in this prospectus includes “forward-looking statements”. All statements other than statements of historical facts included in this prospectus, including, without limitation, certain statements under “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements. In some cases, you can identify these “forward-looking statements” by the specific words, including but not limited to “may,” “will,” “should,” “expects,” “forecast,” “project,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. These forward-looking statements involve known and unknown risks and uncertainties, assumptions and other factors, including, but not limited to, the following:

•	changes in the ESAs (as defined above under “Glossary”) or lack of support by the founding members;

•	non-competition provisions of the ESAs being deemed unenforceable;

•	bankruptcy of one of the founding members;

•	national, regional and local economic conditions that may affect the markets in which we operate;

•	the levels of expenditures on advertising in general and cinema advertising in particular;

•	increased competition within the overall advertising industry;

•	technological changes and innovations, including 3D, digital cinema, alternative methods for delivering movies to consumers and failures or disruptions of our technology systems;

•	failure to effectively manage or continue our growth;

•	the popularity of major motion picture releases and level of theatre attendance, including at founding members’ theatres;

•	failure to retain our senior management;

•	shifts in population and other demographics;

•	infringement of our technology on intellectual property rights owned by others;

•	our ability to renew expiring advertising contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

•	our need for, and ability to obtain, additional funding for acquisitions and operations;

•	our founding members’ ability to compete with us, influence our affairs and benefit from corporate opportunities that might otherwise be available to us;

•

risks and uncertainties relating to our significant indebtedness and investments, including the availability and adequacy of cash flows to meet our debt service requirements, including payments of amounts due under the notes and our existing senior secured credit facility;

•	fluctuations in operating costs, capital expenditures, revenue and Adjusted OIBDA (as defined above under “Glossary”);

•	determination that NCM Inc. or any of our founding members is an investment company;

•	determination that any amount of our tax benefits should not have been available;

•	changes in market interest rates and stock prices;

•	changes in accounting principles, policies, guidelines or internal control over financial reporting; and

•

other factors described under “Risk Factors” or elsewhere in this prospectus, including risks related to the notes, which risks, among other things, may affect our ability to pay or pay timely amounts due under the notes or may affect the market value of the notes.

This list of factors that may affect future performance, including our ability to make payments on the notes or the market value of the notes, and the accuracy of forward-looking statements are illustrative and not exhaustive. Our actual results, performance or achievements could differ materially from those indicated in these statements as a result of additional factors as more fully discussed in the section titled “Risk Factors,” and elsewhere in this prospectus. Given these uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements.

All subsequent written and oral forward-looking statements attributable to NCM LLC or to persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. NCM LLC disclaims any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider in making your investment decision. You should read the entire prospectus, as well as the information to which we refer you, before making an investment decision.

Overview of the Business

We operate the largest digital in-theatre media network in North America, through which we sell in-theatre and online advertising and promotions and Fathom Events (both business and consumer entertainment events). Our advertising pre-show called “FirstLook,” lobby entertainment network, or LEN, programming and Fathom Events are distributed across our digital content network, or DCN, and live digital broadcast network, or DBN, utilizing our proprietary digital content software, or DCS. We have long-term ESAs with each of our founding members (AMC, Cinemark and Regal) and multi-year agreements with several other theatre operators (whom we refer to as network affiliates). The ESAs and network affiliate agreements grant us exclusive rights in their theatres, subject to limited exceptions, to sell advertising, and to sell and distribute entertainment programming and meeting and communication services through our Fathom Events division. The ESAs require that all founding members’ new or acquired theatres be added to our network in return for the issuance of new NCM LLC units. Our sole manager is NCM Inc., a public company whose common stock is traded on The Nasdaq Global Select Market under the symbol “NCMI.”

We currently derive revenue principally from the following activities:

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Advertising: We develop, produce, sell and distribute several versions of FirstLook on theatre screens and advertising programming on our LEN. We also sell other forms of advertising and promotions in theatre lobbies. For the six months ended June 30, 2011 and the year ended December 30, 2010, advertising accounted for 85.3% and 88.7%, respectively, of our total revenue.

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Fathom Events and Other: We produce, market and distribute entertainment programming through the Fathom Consumer division, and multi-site corporate communication and marketing events through the Fathom Business division to theatres across our DCN (for pre-recorded events) and DBN (for both live and pre-recorded events). Our Fathom Business division also facilitates business meetings and church services in individual movie theatres throughout our theatre network. For the six months ended June 30, 2011 and the year ended December 30, 2010, Fathom Events accounted for 14.7% and 11.3%, respectively, of our total revenue.

Our Competitive Strengths

We believe that our key competitive strengths include:

Superior National Advertising Network

We believe that our national advertising network delivers measurable results by allowing for effective targeting of marketing messages to a large, young and affluent audience, yielding a superior return on investment for advertisers as compared to traditional national and local media platforms. As a result, we are able to compete more effectively for marketing spending through our relationships with a diversified group of local and national advertisers and agencies throughout the U.S. The following are the key competitive strengths of our advertising network:

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Extensive National Market Coverage. As of June 30, 2011, our advertising network included 18,137 screens located in 1,443 theatres in 47 states and the District of Columbia. Approximately 16,800 of these screens are connected to our DCN.

During 2010, the total advertising network theatre attendance was approximately 637 million. Our network represented approximately 50% of the total U.S. theatre attendance, with some of the most modern and highly attended theatres in the industry, as measured by screens per location and attendance per screen. In addition, as of June 30, 2011, our advertising network had theatres in the largest U.S. markets, including each of the top 25 U.S. Designated Market Areas®, or DMAs®, 49 of the top 50 DMAs® and 175 DMAs® in total.

At the end of 2010, theatres within our advertising network represented approximately 70% of the total theatre attendance in theatres that showed national advertising in both the top 10 and top 25 U.S. DMAs® and 63% for all DMAs®, providing a very attractive platform for national advertisers who want exposure in larger markets or on a national basis.

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Targeted, Flexible Advertising Medium. Our digital network technology gives us the flexibility to distribute content to specific theatres or screens, geographic regions, or demographic groups based on film title, film genres or film rating category. As a result, our clients can deliver a targeted advertising message, using high quality sight, sound and motion, across our national digital network. Further, our technology shortens distribution lead times, reduces our and our advertising clients’ operating costs and enables us to respond quickly to client requests to change advertising content.

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Access to a Highly Attractive Demographic Segment. We offer advertisers the ability to reach young and affluent consumers. According to a Nielsen Cinema Audience Report study conducted in the second quarter of 2010, typical moviegoers are young, with 48% between the ages of 12-34. These moviegoers are affluent, with a mean household income of over $77,000 (9% higher than the national average); and well-educated, with 33% of the heads of these households having a Bachelor’s degree or higher (14% greater than the national average), according to the GfK MRI TwelvePlus Study. We believe that this demographic is highly coveted by advertisers and is difficult to reach effectively using most traditional media platforms.

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Engaged Theatre Audience. We believe that cinema advertising benefits from the impact of the big screen, high quality visual presentation, and digital surround sound presented in an engaged, distraction-free theatre environment. Cinema advertising is one of the few media platforms that the viewer does not have the ability to skip or turn off. According to industry studies, theatre advertising is more effective than advertising shown on television as measured by unaided recall rates.

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Superior Audience Measurability. We receive weekly attendance information by film, by rating and by screen for 100% of our founding member theatres and the majority of the theatres operated by our network affiliates, which allows us to report to clients the audience size for each showing of a film and our pre-show. We also obtain third-party research that provides us with the percentage of the total attendance that is in their seats at various times prior to the advertised show time. The sharing of this information with our national clients gives us a distinct competitive advantage over traditional media platforms that are based on significant extrapolations of a very small sample of the total audience.

Since NCM Inc.’s February 2007 IPO, the founding members have added approximately 800 net new screens to our network. This excludes the 2010 acquisition of certain Kerasotes theatres by AMC and Regal as they were already a part of our network through network affiliate agreements. While these acquisitions did not expand our network they did extend the term of our agreement with respect to Kerasotes’ over 900 screens from less than two years to the approximately 27 years then remaining in the primary term of the ESAs. In June 2011, the Consolidated Theatre circuit, which was acquired by Regal in 2008, added 397 screens to our network along with 435 screens acquired by Rave and in the third quarter of 2011 we expect to add another 15 Rave screens. During the first half of 2011 we entered into multi-year network affiliate agreements with Showplex Cinemas, Inc. with 83 screens, Digital Cinema Destinations Corp. with 100 screens, Coming Attractions with 157 screens and VSS-Southern Theatres with 278 screens, all of which will join our advertising network in 2011. These 2011 additions, combined with the full year effect of the 86 theatres with 826 screens that were added to our network in 2010, are expected to further enhance our market share of theatre attendance by increasing our 2011 network attendance by over 72 million attendees. This increased advertising reach and improved geographic coverage is expected to improve our competitive positioning versus television, the internet and other traditional national advertising networks.

Scalable, State-of-the-Art Digital Content Distribution Technology

Our use of the combination of a satellite and terrestrial network technology, combined with the design and functionality of our DCS and network operations center, or NOC, infrastructure make our network efficient and scalable and allow us to target specific audiences desired by our advertising clients and provide scheduling flexibility that is similar to advertising on television. We currently distribute over 3.4 million digital content files per day. Our DCN combined with a telephone bridge can also facilitate two-way interaction amongst participants attending Fathom Business meetings. Through our separate DBN, we can distribute live programming to nearly 700 locations at June 30, 2011.

As of June 30, 2011, our advertising network has approximately 16,800 digital screens, covering approximately 94% of our network attendance. In 2010, we began to connect our DCN to the higher quality digital cinema projectors being installed by our founding members and network affiliates. As of June 30, 2011, we had nearly 5,900 screens within our digital network that were connected to digital cinema projection equipment. These digital cinema projectors will provide a much higher quality 2D image and the ability to project 3D advertising on screens that are equipped with 3D technology.

Our NOC, DCS and other network software also provide us with the capability to directly monitor over 61,000 in-theatre network devices and 319,000 maintenance alarm technology points within our theatre network on a near real-time 24 / 7 basis as of December 30, 2010, providing high network reliability and timely reporting as required by our advertising clients. During 2010 we also began to install in select theatres a new device that we created (and have filed for a patent) to monitor sound levels in theatre auditoriums and report any variations from pre-set standards to our NOC.

Innovative, Branded Digital Pre-Feature Content

We believe that our digital entertainment and advertising pre-feature programs, FirstLook and FirstLook Play (whose target audience is young children), provide a high-quality entertainment experience for patrons and an effective marketing platform for advertisers. Our research has indicated that the percentage of theatre patrons who had a negative impression of our pre-show has dropped from approximately 25% in 2003 to approximately 4% in 2010. We designed the FirstLook programs with separate local and national “pods,” consistent with the placement on television networks. In addition, in 2010 we began to produce a 3D segment of the FirstLook. We believe that the ability to distribute 3D advertisements across our national network is a future growth area for us

Integrated Marketing Products

Along with our on-screen advertising opportunities, we offer advertisers the opportunity to integrate and reinforce their on-screen advertisements with various online marketing, in-lobby and Fathom Event sponsorships.

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Our online marketing includes advertisement placement on our ncm.com, FathomEvents.com, and movienightout.com websites and on our Movie Mystic and Movie Night Out mobile apps. Combined, these websites and mobile apps are part of our online advertising network that as of June 30, 2011 includes 42 entertainment websites with approximately 50 million monthly unique visitors.

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Our in-lobby marketing programs include advertisements displayed on television or high-definition plasma screens, posters, tickets, box office coupon handouts, concession items and on-site product sampling opportunities.

•	Our Fathom Event sponsorships provide companies the opportunity to associate their brand with Fathom Events as part of in-theatre and online event advertising as well as during event pre-shows.

Exposing patrons to an integrated marketing campaign of online, in-lobby, Fathom Events marketing products and on-screen advertising creates a consistent marketing message through multiple touch points during the entire movie-going or Fathom Event experience, from choosing a film or event online through the subsequent entertainment experience in the theatres and subsequent online/mobile social interaction.

Strong Operating Margins with Limited Capital Requirements

The combination of our strong Adjusted OIBDA margins (as defined above under “Glossary”), ranging from approximately 50% to 52% over the last four years, and our limited capital expenditures, ranging from approximately 2% to 5% of revenues over the last four years, has allowed us to generate significant unlevered free cash flow (defined as operating income (or loss) before depreciation and amortization expense and minus capital expenditures).

Our Strategy

We believe the digital evolution of the media business, coupled with our unique asset base and management competencies, will provide us with an opportunity to become a new breed of national digital media network that will gain market share from other established media networks. Our primary strategic initiatives are to:

Expand Our Geographic Coverage and Reach

Our strategy is to continue to expand our theatre network through the acquisition and new construction activities of our founding members and by creating new relationships with new regionally located network affiliates with theatres in smaller markets where we do not currently have significant market coverage. By increasing our advertising reach and broadening our geographic coverage, we believe we will be better able to compete with other traditional national media platforms such as television networks and new emerging advertising platforms distributed over the internet and mobile devices.

Expand Our Advertising Client Base

National Advertising. We intend to increase our share of U.S. advertising spending and our advertising inventory utilization by expanding our relationships with existing advertising clients and by growing our advertising client base. Our national sales team has been successful in this effort, as during 2010, we added 51 first-time clients and nine additional clients that had not advertised with us since NCM Inc.’s IPO, which clients include categories such as domestic auto, video game software, home video equipment, credit cards, telecom hardware, insurance underwriters and cable television. Despite this growth, we believe there are still thousands of clients that currently do not use our network. For instance, our share of spending by clients in the quick serve restaurant (QSR), consumer packaged goods (CPG) and retailer categories, among other categories, is relatively low compared to their spending on television. In addition to the continued expansion of our network, we are aggressively marketing and selling the positive attributes of our network relative to other mediums, including a unique integrated marketing product that bundles our in-theatre, online/mobile and Fathom Events sponsorship platforms. We believe that over time, these tactics will help increase our market share of spending by more clients and client categories. We also believe that our ability to attract new clients will be enhanced as we expand our capabilities to distribute 3D advertisements as we increase the number of digital cinema projectors in our network. We expect that by mid-2012, over 90% of our network screens will be equipped with the higher quality digital cinema projectors, with 30% to 50% of the screens in the majority of theatres capable of projecting 3D advertising.

Local Advertising. In addition to continuing to add high quality local salespeople to properly cover the expanding number of screens in our network, we have also begun to add regional sales positions to focus exclusively on larger local clients, such as car dealer associations, state lotteries and insurance companies, that operate across an entire DMA®, multiple DMAs® or states. This regional sales strategy has proven successful, and we are now expanding this effort to other client categories, including QSR, casual dining and tourism. We have also benefitted from our efforts to reduce local salesperson attrition, by providing balanced commissions and benefits packages and training and other corporate support.

Increase Our National CPM

In 2010, our national on-screen advertising cost per thousand, or CPM, was approximately 2.3 times the average U.S. primetime premium network television CPM, reported by Nielsen. We believe that this premium does not yet fully reflect the positive attributes of cinema advertising relative to other advertising mediums, including the ability to distribute 3D advertisements. In fact, according to research studies, cinema advertising CPMs as a multiple of primetime network television CPMs are much higher in more mature cinema advertising markets such as Europe and Australia. Given this, we believe that our cinema CPMs in the U.S. will continue to increase over time as we sell more of our advertising inventory and thus create a more favorable supply-demand relationship and we benefit from selling more of the higher CPM 3D advertisements.

Expand Our Internet/Mobile Platform

Advertising clients are increasingly seeking new ways to create integrated marketing solutions across multiple digital platforms. By bundling our in-theatre marketing products with online and mobile inventory provided by our consumer websites ncm.com, fathomevents.com, movienightout.com, our mobile apps Movie Mystic and Movie Night Out and the 42 entertainment websites and mobile apps that are part of our online advertising network, we allow clients to benefit from a bundle of digital marketing products focused on the entertainment consumer.

Expand Our Fathom Events Business by Expanding and Improving Our Network and Programming and Increasing Consumer and Client Awareness

Our strategy to expand the geographic reach of our Fathom distribution network and improve its technical capabilities with the higher quality digital cinema projectors will allow us to compete more effectively with other national media networks for entertainment content and with hotels and other meeting venues for business communication and marketing events. While all of our digital screens have the capability to deploy pre-recorded content, we will continue to expand our live 2D broadcast capabilities and in many locations provide for live 3D distribution. As of June 30, 2011 we have 669 live DBN locations with approximately 241,000 seats in all of the top 50 DMAs®, and 165 DMAs® in total. Our live capability and 3D programming technologies have helped us successfully negotiate multi-event agreements with the Metropolitan Opera and the LA Philharmonic. We expect to leverage these same technologies with sporting, concert and other events where our 3D capabilities provide a new and different experience versus television. As our scale expands, we will also begin to invest more heavily in marketing personnel and more robust marketing plans to support consumer entertainment, corporate communications and marketing events. We have also begun to market and sell event sponsorships to provide event production funding, cross-marketing opportunities and incremental revenue.

We are discussing a restructuring of the Fathom Events business relationship with our founding members that focuses on the various value propositions provided by the Fathom business and maximizing the benefits associated with the new digital cinema technology being deployed in the founding member theatres. The discussions with the founding members are preliminary and we do not know how the existing relationship might be changed or if it will be changed.

Upgrade Our Advertising Sales and Inventory Management Systems

We are currently upgrading and improving our advertising sales and inventory management systems. We believe that these improvements should enable us to more promptly respond to client requests for proposals, help provide real-time access to pricing and availability information, improve our data analysis and reporting and more effectively manage a larger network as we continue to grow.

Improve Content Presentation Within Our Network

During 2010 we upgraded the visual quality and sound of our FirstLook pre-show and launched a 3D advertising pod within the FirstLook pre-show prior to 3D films. We will continue to focus on improving the quality and entertainment value of the FirstLook pre-show through the continued expansion of our creative community relationships and by leveraging the higher quality digital cinema projectors being installed in our network that will provide higher quality 2D and 3D advertising.

Company Information

We are a Delaware limited liability company organized on March 29, 2005, and our principal executive offices are located at 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405. The telephone number of our principal executive offices is (303) 792-3600. We maintain a website at www.ncm.com, on which it regularly posts information about our business and operations. We do not incorporate the information on this website or any of our other websites referred to into this prospectus and you should not consider any information on, or that can be accessed through, any of our websites as part of this prospectus.

Summary of the Terms of the Exchange Offer

In connection with the original notes offering, NCM LLC entered into a registration rights agreement with the initial purchasers of the original notes. Under that agreement, NCM LLC agreed to deliver to you this prospectus and to consummate the exchange offer.

Original Notes	$200,000,000 aggregate principal amount of 7.875% Senior Notes due 2021.

Exchange Notes	7.875% Senior Notes due 2021. The terms of the “exchange notes” are substantially identical to those terms of the “original notes,” except that the transfer restrictions, registration rights and provisions for additional interest relating to the original notes do not apply to the exchange notes. We refer to the exchange notes and the original notes collectively as the “notes.”

Exchange Offer

NCM LLC is offering to exchange up to $200,000,000 aggregate principal amount of its exchange notes that have been registered under the Securities Act, for an equal amount of its original notes.

NCM LLC is also offering to satisfy certain of its obligations under the registration rights agreement that it entered into when it issued the original notes in transactions exempt from registration under the Securities Act.

Registration Rights Agreement	We issued the original notes on July 5, 2011. In connection with the issuance of the original notes, we entered into the registration rights agreement with the initial purchasers of the notes, or the initial purchasers, which provides, among other things, for this exchange offer.

Expiration Date; Withdrawal of Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on , 2011, or such later date and time to which the Company extends it. The Company does not currently intend to extend the expiration date. A tender of original notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any original notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which the Company may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for Tendering Original Notes

If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the original notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold original notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•        any exchange notes that you receive will be acquired in the ordinary course of your business;

•        you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•        if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•        you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed Delivery Procedures	If you wish to tender your original notes and your original notes are not immediately available or you cannot deliver your original notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your original notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Original Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of, the exchange offer, NCM LLC will have fulfilled a covenant contained in the registration rights agreement for the original notes and, accordingly, the Company will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of original notes and do not tender your original notes in the exchange offer, you will continue to hold such original notes and you will be entitled to all the rights and limitations applicable to the original notes in the indenture, except for any rights under the registration rights agreement that, by their terms, terminate upon the consummation of the exchange offer.

Consequences of Failure to Exchange	All untendered original notes will continue to be subject to the restrictions on transfer provided for in the original notes and in the indenture. In general, the original notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, NCM LLC does not currently anticipate that it will register the original notes under the Securities Act.

Resale of the Exchange Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you (unless you are the our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•        are acquiring the exchange notes in the ordinary course of business; and

•        have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of the Issuer’s affiliates, to participate in, a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.” Any holder of original notes, including any broker-dealer, who:

•        is our affiliate,

•        does not acquire the exchange notes in the ordinary course of its business, or

•        tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Material U.S. Federal Income Tax Consequences	The exchange of original notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. For more information, see “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Fees and Expenses	We will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

Summary Description of the Exchange Notes

The following summary highlights the material information regarding the exchange notes contained elsewhere in this prospectus. We urge you to read this entire prospectus, including the “Risk Factors” section and the financial statements and related notes.

Issuer	National CineMedia, LLC, a Delaware limited liability company.

Exchange Notes	$200,000,000 in aggregate principal amount of 7.875% Senior Notes due 2021.

Maturity Date	July 15, 2021.

Interest Rate	Interest on the exchange notes will accrue at a rate of 7.875% per annum.

Interest Payment Dates	Semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2012.

Ranking

The exchange notes will be NCM LLC’s general unsecured senior obligations and will:

•         rank senior in right of payment to any future subordinated debt;

•         be equal in right of payment with all existing and future senior debt, without giving effect to collateral arrangements;

•         be effectively subordinated to all existing and future secured debt, including Indebtedness under our existing senior secured credit facility, as to the assets securing such debt; and

•         be effectively subordinated to all liabilities of any subsidiaries that we may form or acquire in the future, unless those subsidiaries become guarantors of the notes.

As of June 30, 2011, after giving effect to the issuance of the original notes and the application of the net proceeds therefrom, we would have had outstanding approximately $568.7 million of indebtedness under our existing senior secured credit facility, which would have been effectively senior to the notes to the extent of the value of the assets securing such Indebtedness, and we would have had no other debt outstanding other than the $200 million aggregate principal amount of original notes.

Guarantees	The notes will not be guaranteed by any subsidiaries that we may form or acquire in the future except in the very limited circumstances set forth under “Description of Exchange Notes—Certain Covenants—Future Guarantors.”

Optional Redemption	Prior to July 15, 2016, we may redeem all or any portion of the notes, at once or over time, at 100% of the principal amount plus the applicable make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. We may redeem all or any portion of the notes, at once or over time, on or after July 15, 2016 at the redemption prices described in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to July 15, 2014, we may on any one or more occasions redeem up to 35% of the original aggregate principal amount of notes from the net proceeds of certain equity offerings at the redemption price set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. See “Description of Exchange Notes—Optional Redemption.”

Change of Control; Asset Sales	If we experience a change of control, holders of the notes will have the right to require us to repurchase the notes at a purchase price of 101% of the principal amount.

Certain Covenants

The indenture governing the notes contains covenants that, among other things, will restrict our ability and the ability of our restricted subsidiaries, if any, to:

•         incur additional debt;

•         make distributions or make certain other restricted payments;

•         make investments;

•         incur liens;

•         sell assets or merge with or into other companies; and

•         enter into transactions with affiliates.

All of these restrictive covenants are subject to a number of important exceptions and qualifications. In particular, we have the ability to distribute all of our quarterly available cash as a restricted payment if we meet a minimum net senior secured leverage ratio. See “Description of Exchange Notes—Certain Covenants” and “—Merger and Sale of Substantially All Assets.”

No Prior Market	The exchange notes will be new securities for which there is no market. Although the initial purchasers have informed us that they intend to make a market in the notes and, if issued, the exchange notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes or exchange notes will develop or be maintained. We do not intend to list the notes on any securities exchange.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should carefully consider prior to participating in the exchange offer.

Summary Financial and Operating Data

The results of operations data, other financial data and operating data for the quarters and six months ended June 30, 2011 and July 1, 2010, and the years ended December 30, 2010, December 31, 2009 and January 1, 2009 and the balance sheet data as of June 30, 2011, December 30, 2010, December 31, 2009 and January 1, 2009 are derived from the financial statements of NCM LLC included elsewhere in this prospectus. The balance sheet data as of July 1, 2010 are derived from the unaudited condensed financial statements of NCM LLC, which are not presented herein. Our results of operations data, other financial data and operating data for the six months ended June 30, 2011 and July 1, 2010 are not necessarily indicative of the results for a full fiscal year.

The information presented below summarizes certain results of operations data, other financial data and operating data, which you should read in conjunction with the other sections of this prospectus, including those entitled “Selected Historical Financial and Operating Data,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included in this prospectus.

	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year Ended December 30, 2010	Year Ended December 31, 2009	Year Ended January 1, 2009
	(in millions, except screen data and Advertising Revenue per Attendee)
Results of Operations Data
Advertising Revenue	$98.6	$90.1	$157.7	$157.9	$379.4	$335.1	$330.3
Total Revenue	114.0	99.1	184.8	183.7	427.5	380.7	369.5
Operating Income	50.2	43.3	65.2	69.7	190.6	168.2	173.2
Net Income	37.6	27.2	42.7	40.0	139.5	128.5	95.3

Other Financial Data
OIBDA(1)	$54.5	$47.6	$74.1	$78.0	$208.4	$183.8	$185.6
Adjusted OIBDA(1)	57.7	49.9	81.3	82.4	222.4	189.3	189.5
Adjusted OIBDA Margin(1)	50.6%	50.4%	44.0%	44.9%	52.0%	49.7%	51.3%
Capital Expenditures	$4.1	$2.2	$6.3	$4.3	$10.4	$8.6	$16.7
Interest expense and other, net	12.5	15.7	22.3	28.4	49.9	38.1	65.8

Operating Data
Founding Member Screens at Period End(2)(6)	15,291	15,230	15,291	15,230	14,997	14,401	14,331
Total Screens at Period End(3)(6)	18,137	17,091	18,137	17,091	17,302	16,803	17,313
Digital Screens at Period End(4)(6)	16,775	15,633	16,775	15,633	16,003	15,413	15,263
Total Theatre Attendance for Period(5)(6)	175.6	165.1	308.8	327.0	637.4	667.2	643.0
Total Advertising Revenue	$98.6	$90.1	$157.7	$157.9	$379.4	$335.1	$330.3
Total Advertising Revenue per Attendee	$0.56	$0.55	$0.51	$0.48	$0.60	$0.50	$0.51

	As of June 30, 2011	As of July 1, 2010	As of December 30, 2010	As of December 31, 2009	As of January 1, 2009

Balance Sheet Data
Cash and Cash Equivalents	$9.8	$9.9	$13.8	$37.8	$34.1
Receivables, Net	88.7	86.3	100.1	89.0	92.0
Property and Equipment, Net	21.0	18.8	19.8	23.7	28.0
Total Assets	401.0	415.3	426.0	304.4	279.9
Borrowings	760.0	777.0	775.0	799.0	799.0
Members’ Deficit	(515.3)	(507.8)	(506.6)	(639.6)	(685.6)
Total Liabilities and Members’ Deficit	401.0	415.3	426.0	304.4	279.9

	As of June 30, 2011	As of December 30, 2010	As of December 31, 2009	As of January 1, 2009	As of Dec. 27, 2007

Other Data
Ratio of secured debt to Adjusted OIBDA	3.5x	3.5x	4.2x	4.2x	4.7x
Ratio of total debt to Adjusted OIBDA	3.5x	3.5x	4.2x	4.2x	4.7x

Notes to the Summary Financial and Operating Data

1. OIBDA, Adjusted OIBDA and Adjusted OIBDA margin (as such terms are defined in “Glossary” above) are not financial measures calculated in accordance with accounting principles generally accepted in the United States (GAAP). These non-GAAP financial measures are used by management to evaluate operating performance and to forecast future results and as a basis for compensation. The Company believes these are important supplemental measures of operating performance because they eliminate items that have less bearing on its operating performance and so highlight trends in its core business that may not otherwise be apparent when relying solely on GAAP financial measures. The Company believes the presentation of these measures is relevant and useful for investors because it enables them to view performance in a manner similar to the method used by the Company’s management, helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that may have different depreciation and amortization policies, and non-cash share based compensation programs or different interest rates or debt levels or income tax rates. A limitation of these measures, however, is that they exclude depreciation and amortization, which represent a proxy for the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of the Company’s share based payment costs and deferred stock compensation. OIBDA or Adjusted OIBDA should not be regarded as an alternative to operating income, net income or as indicators of operating performance, nor should they be considered in isolation of, or as substitutes for financial measures prepared in accordance with GAAP. The Company believes that operating income is the most directly comparable GAAP financial measure to OIBDA. Because not all companies use identical calculations, these non-GAAP presentations may not be comparable to other similarly titled measures of other companies or calculations in the Company’s debt agreements.

OIBDA and Adjusted OIBDA do not reflect the AMC Loews or Regal Consolidated Theatres integration payments. The integration payments received are added to Adjusted OIBDA to determine our compliance with financial covenants under our senior secured credit facility. AMC made Loews payments to NCM LLC pursuant to the AMC Loews screen integration agreement through April 2009, which were $0.1 million and $4.7 million for the years ended December 31, 2009 and January 1, 2009, respectively. Regal made Consolidated Theatres payments to NCM LLC pursuant to the revised ESAs through 2011, which were $0.5 million, $0.9 million, $0.8 million, $1.3 million, $3.9 million and $3.2 million for the quarters ended June 30, 2011 and July 1, 2010, the six months ended June 30, 2011 and July 1, 2010 and the years ended December 30, 2010 and December 31, 2009, respectively.

The following table reconciles operating income to OIBDA and Adjusted OIBDA for the periods presented (dollars in millions):

	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year Ended December 30, 2010	Year Ended December 31, 2009	Year Ended January 1, 2009
Operating income (loss)	$50.2	$43.3	$65.2	$69.7	$190.6	$168.2	$173.2
Depreciation and amortization	4.3	4.3	8.9	8.3	17.8	15.6	12.4

OIBDA	$54.5	$47.6	$74.1	$78.0	$208.4	$183.8	185.6
Severance plan costs	—	—	—	—	—	—	0.5
Share-based compensation costs(a)	3.2	2.3	7.2	4.4	14.0	5.5	3.4

Adjusted OIBDA	$57.7	$49.9	$81.3	$82.4	$222.4	$189.3	$189.5

Total Revenue	$114.0	$99.1	$184.8	$183.7	$427.5	$380.7	$369.5
Adjusted OIBDA margin	50.6%	50.4%	44.0%	44.9%	52.0%	49.7%	51.3%

(a)	Share-based payment costs are included in network operations, selling and marketing administrative expense and administrative fee—managing member in the accompanying unaudited condensed financial statements.

2. Represents the sum of founding member screens.

3. Represents the total screens within NCM LLC’s advertising network.

4. Represents the total number of screens that are connected to our DCN.

5. Represents the total attendance within NCM LLC’s advertising network.

6. Excludes AMC Loews for all periods prior to June 2008, excludes Star Theatres for periods prior to April 2009 and excludes Consolidated Theatres for all periods prior to June 2011.

RISK FACTORS

Before you decide to purchase the notes, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our financial statements and related notes included herein. The risks and uncertainties described in this prospectus are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the value of the notes to decline, perhaps significantly, and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Changes in the ESAs with, or lack of support by, our founding members could adversely affect our revenue, growth and profitability

The ESAs with our founding members are critical to our business. The three ESAs each have an initial term of 30 years beginning February 13, 2007 and provide us with a five-year right of first refusal, which begins one year prior to the end of the term of the ESA. The term of the ESAs as they relate to each of the Fathom consumer and business event divisions, is approximately five years from the IPO with provisions for automatic renewals for a series of additional five year terms through February 2037, if certain financial performance conditions are met with respect to each division. Our founding members’ theatres represent approximately 84% of the screens and approximately 88% of the attendance in our network as of June 30, 2011. If any one of the ESAs were terminated, not renewed at its expiration or found to be unenforceable, it would have a material adverse effect on our revenue, profitability and financial condition.

The ESAs require the cooperation, investment and support of the founding members, the absence of which could adversely affect us. Pursuant to the ESAs, our founding members must make investments to replace digital network equipment within their theatres and equip newly constructed theatres with digital network equipment. If the founding members do not have adequate financial resources or operational strength, and if they do not replace equipment or equip new theatres to maintain the level of operating functionality that we have today, or if such equipment becomes obsolete, we may have to make additional capital expenditures or our advertising, Fathom Events revenue and operating margins may decline. If the founding members reject advertising or choose not to participate in certain Fathom Business or Consumer events under the terms of the ESAs because they believe it would adversely affect their film attendance levels or the reputation of their company, our revenue from these businesses would be reduced.

If the non-competition provisions of the ESAs are deemed unenforceable, our founding members could compete against us and our business could be adversely affected

With certain limited exceptions, each of the ESAs prohibits the applicable founding member from engaging in any of the business activities that we provide in the founding member’s theatres under the ESA, and from owning interests in other entities that compete with us. These provisions are intended to prevent the founding members from harming our business by providing cinema advertising services directly to their theatres or by entering into agreements with third-party cinema advertising providers. However, under state and federal law, a court may determine that a non-competition covenant is unenforceable, in whole or in part, for reasons including, but not limited to, the court’s determination that the covenant:

•	is not necessary to protect a legitimate business interest of the party seeking enforcement;

•	unreasonably restrains the party against whom enforcement is sought; or

•	is contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible for us to predict whether, or to what extent, a court would enforce the non-competition provisions contained in the ESAs. If a court were to determine that the non-competition provisions are unenforceable, the founding members could compete directly against us or enter into an agreement with another cinema advertising provider that competes against us. Any inability to enforce the non-competition provisions, in whole or in part could cause our revenue to decline.

Because we rely heavily on our founding members’ ability to attract customers, any reduction in attendance at founding member theatres could reduce our revenue, or if one of our founding members declared bankruptcy, the ESA with that founding member may be rejected, renegotiated or deemed unenforceable

Our business is affected by the success of our founding members, who operate in a highly competitive industry. From the late 1990s through 2002, the number of movie screens and the level of theatre attendance in the U.S. increased substantially, as movie theatres began to offer new amenities such as stadium seating, improved projection quality and superior sound systems. Annual theatre attendance has fluctuated over the last several years depending on the quality of motion pictures released by the major and independent studios. Over the last 20 years theatre attendance has fluctuated from year to year but on average has grown by an aggregate annual rate of approximately 1%. If future theatre attendance declines significantly over an extended time period, one or more of our founding members may face financial difficulties and could be forced to sell or close theatres or reduce the number of screens it builds or upgrades. Attendance may also decline if the founding members fail to maintain their theatres and provide amenities that consumers prefer, or if they cannot compete successfully on pricing. Our founding members also may not successfully compete for licenses to exhibit quality films and are not assured a consistent supply of motion pictures since they do not have long-term arrangements with major film distributors. Any of these circumstances could reduce our revenue because our national advertising revenue, and local advertising to a lesser extent, depends on the number of theatre patrons who view our advertising and pre-feature show.

Each of our founding members currently has a significant amount of indebtedness, which is below investment grade. In 2000 and 2001, several major motion picture exhibition companies filed for bankruptcy. For example, each of United Artists, Edwards Theatres and Regal Cinemas (which are predecessor companies to Regal), and General Cinemas and Loews Cineplex (which are predecessor companies to AMC) filed for bankruptcy during 2000 or 2001. The industry-wide construction of larger, more expensive megaplexes featuring stadium seating in the late 1990s that rendered existing, smaller, sloped-floor theatres under long-term leases obsolete and unprofitable, were significant contributing factors to these bankruptcies. If a bankruptcy case were commenced by or against a founding member, it is possible that all or part of the ESA with that founding member could be rejected by a trustee in the bankruptcy case pursuant to Section 365 or Section 1123 of the United States Bankruptcy Code, or by the founding member, and thus not be enforceable. Alternatively, the founding member could seek to renegotiate the ESA in a manner less favorable to us than the existing agreement. In addition, the founding member could seek to sell or otherwise dispose of theatres, which might result in the removal of those theatres from our network if the acquirer did not agree to continue to allow us to sell advertising in the acquired theatres, which would likely result in the surrender of LLC units from the founding member. Because we sell advertising based on the number of theatre patrons that will view the advertisement, a reduction in the number of theatres in our network could reduce our advertising revenue.

The recent and ongoing global economic uncertainty may adversely impact our business, operating results or financial condition

As widely reported, financial markets in the U.S., Europe and Asia have experienced extreme disruption since late 2008, and while there has been improvement during 2010 and 2011 to date, uncertainty remains regarding when the economy will improve to historical growth levels. Any return to the conditions that existed during the recent recession or other unfavorable changes in economic conditions, including declining consumer confidence, concerns about inflation or deflation, the threat of another recession, increases in the rates of default and bankruptcy and extreme volatility in the credit and equity markets, may lead to decreased demand or delay in payments by our customers or to slowing of their payments to us, and our results of operations and financial condition could be adversely affected by these actions. These challenging economic conditions also may result in:

•	increased competition for fewer advertising, business meeting and entertainment programming dollars;

•	pricing pressure that may adversely affect revenue and gross margin;

•	reduced credit availability and/or access to capital markets;

•	difficulty forecasting, budgeting and planning due to limited visibility into the spending plans of current or prospective customers; or

•	customer financial difficulty and increased risk of doubtful accounts receivable.

Additionally, we use interest rate swaps to reduce our exposure to various interest rate risks, which qualify for hedge accounting for financial reporting purposes. Failure through bankruptcy or otherwise of the interest rate swap counterparties could cause these instruments to become ineffective for hedge accounting purposes, which could require any gains or losses associated with these instruments to be reported in our earnings each period. We are unable to predict the timing, duration or severity of any new disruption in financial markets and adverse economic conditions in the U.S. and other countries.

The markets for advertising, meeting management and event content are competitive and we may be unable to compete successfully

The market for advertising is very competitive. Cinema advertising is a small component of the overall U.S. advertising market and thus we must compete with established, larger and better known national and local media platforms such as cable, broadcast and satellite television networks and newly emerging media platforms such as the Internet. We compete for advertising directly with all media platforms, including radio and television broadcasting, cable and satellite television services, various local print media, billboards and Internet portals and search engines.

We also compete directly with other cinema advertising companies. We expect these competitors to devote significant effort to maintaining and growing their respective positions in the cinema advertising segment. We also expect existing competitors and new entrants to the cinema advertising business to constantly revise and improve their business models in light of challenges from us or competing media platforms. If we cannot respond effectively to advances by our competitors, our business may be adversely affected.

Our Fathom Business division facilitates live and pre-recorded events in theatre auditoriums. These events are typically, but not exclusively, scheduled from Monday through Thursday during off-peak hours while theatre attendance for movies is traditionally low. This business competes for customers with a number of venues including hotels, conference facilities, restaurants, arenas and other convention properties, as well as virtual meetings hosted online or over private teleconferencing networks. Accordingly, our ability to increase sales in our Fathom Business division is contingent on our ability to attract new customers and compete effectively against other well-established and well-capitalized venues.

Our Fathom Consumer division focuses on the distribution of entertainment programming products. It includes live and pre-recorded concerts, opera, symphony and other types of music events, concert and DVD product releases, theatrical premieres, Broadway plays, as well as live sports and other special events. This business competes for music, sports and other entertainment programming with event venues and other national entertainment networks, some of which offer greater geographic reach and larger audiences. Accordingly, our ability to source a consistent flow of programming is contingent on our ability to develop and sustain relationships with content owners and our ability to continue to expand our network.

Significant declines in theatre attendance could reduce the attractiveness of cinema advertising

The value of our advertising business could be adversely affected by a long-term multi-year decline in theatre attendance or even the perception by media buyers that our network attendance and geographic coverage were expected to decline significantly over the next several years. Factors that could reduce attendance at our network theatres include the following:

•

the shortening of the “release window” between the release of major motion pictures in the theatres and release to alternative methods for delivering movies to consumers, such as DVD or HD DVD, cable television, downloads via the Internet, video discs and cassettes, video on demand, satellite and pay-per-view services;

•	any reduction in consumer confidence or disposable income in general that reduces the demand for motion pictures or adversely affects the motion picture production industry; and

•	the success of first-run motion pictures, which depends upon the production and marketing efforts of the major studios and the attractiveness of the movies to patrons.

The loss of any major content partner or advertising customer could significantly reduce our revenue

We derive a significant portion of our revenue from our contracts with our content partners, cell phone public service announcement, or PSA, and our founding members’ agreements to purchase on-screen advertising for their beverage concessionaires. Our or our predecessor company’s relationships with certain content partners date back as far as December 2002. None of these companies individually accounted for over 10% of our total revenue during the six months ended June 30, 2011. However, the agreements with the content partners, cell phone PSA and beverage advertising with the founding members in aggregate accounted for approximately 31% of our total revenue during the six months ended June 30, 2011. Because we derive a significant percentage of our total revenue from a relatively small number of large companies, the loss of any one or more of them as a customer could decrease our revenue and adversely affect our current and future operating results.

We generate a high percentage of our revenue and OIBDA from advertising, and the reduction in spending by or loss of advertisers could have a serious adverse effect on our business

We generated approximately 85% of our total revenue in the six months ended June 30, 2011 from advertising sales. A substantial portion of our advertising inventory is covered by contracts with terms of a month or less. Advertisers will not continue to do business with us if they believe our advertising medium is ineffective or overly expensive. In addition, large advertisers generally have set advertising budgets, most of which are focused on traditional media platforms like television. Reductions in the size of advertisers’ budgets due to local or national economic trends or other factors could result in lower spending on cinema advertising in general or our advertising business in particular. If we are unable to remain competitive and provide value to our advertising clients, they may reduce their advertising purchases or stop placing advertisements with us, which would negatively affect our revenue and ability to generate new business from advertising clients.

If we do not maintain our technological advantage, our business could fail to grow and revenue and operating margins could decline

Failure to successfully or cost-effectively implement upgrades to our software systems to maintain our technological competitiveness could limit our ability to increase our revenue and more effectively leverage our digital platform. Any failure by us to upgrade our technology to remain current with technological changes, including digital cinema, that may be adopted by other advertising platforms could hurt our ability to compete with those companies. Under the terms of the ESAs with our founding members, the founding members are required to provide technology that is consistent with that in place at the signing of the ESA. We may request that our founding members upgrade the equipment or software installed in their theatres. We must negotiate with our founding members as to the terms of such upgrade, including cost sharing terms, if any. For instance, during 2010 we entered into an amendment to the ESA to allow us to connect our digital network to the founding members’ new digital cinema projection systems so that we could display our advertising and Fathom Events (including 3D) on their systems. As of June 30, 2011 we had nearly 5,900 screens within our digital network that were connected to digital cinema projection equipment and expect substantially all of the founding member screens to be deployed with digital cinema equipment by mid-2012. If we are not able to come to an agreement on an upgrade request, we may elect to pay for the upgrades requested which could result in our incurring significant capital expenditures, which could adversely affect our results of operations. In addition, the failure or delay in implementation of such upgrades or problems with the integration of our systems and software with the digital cinema systems, could slow or prevent the growth of our business.

Our business relies heavily on our technology systems, and any failures or disruptions may materially and adversely affect our operations

The temporary or permanent loss of our computer equipment and software systems, through sabotage, operating malfunction, software virus, human error, natural disaster, power loss, terrorist attacks, or other catastrophic events, could disrupt our operations and cause a material adverse impact. These problems may arise in both internally developed systems and the systems of third-party service providers. If our technology systems were to fail and we were unable to recover in a timely way, we would be unable to fulfill critical business functions, which could lead to a loss of customers and could harm our reputation. Technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements.

Our business and operations are experiencing rapid growth, and we may be unable to effectively manage or continue our growth of our network and advertising inventory

We have experienced, and may continue to experience, rapid growth in our headcount and operations, which has placed, and could continue to place, significant demands on our management and operational infrastructure. If we do not effectively manage our growth, the quality of our services could suffer which could negatively affect our brand and our relationships with our current advertising clients. Additionally, we may not be able to continue to expand our network and our advertising inventory which could negatively affect our ability to add new advertising clients and providers of content for our Fathom business. To effectively manage this growth and continue to expand our network and inventory, we will need to continue to improve our digital content system distribution software and our internal management systems, including our advertising inventory optimization, management and reporting systems. These enhancements and improvements will require allocation of financial and management resources. If the improvements are not implemented successfully in a timely manner or at all, our ability to manage our limited advertising inventory and continue our growth in the future will be impaired and we may have to make significant additional expenditures to address these issues.

Our plans for developing additional revenue opportunities may not be implemented, may require substantial expenditures and may not be achieved

In addition to our strategy to grow our advertising and Fathom Events divisions, we are also considering other potential opportunities for revenue growth, which we describe in “Business—Our Strategy—Expand Our Internet/Mobile Platform.” The development of our internet and mobile advertising business is at an early stage, and may not deliver the benefits we have projected. Should these networks not continue to grow in importance to advertising clients and agencies, they may not provide a future growth engine for us as our cinema advertising business matures.

Because of acquisitions by our founding members and changing contractual arrangements between us and our founding members and other theatre circuits, it is difficult to compare our business performance across financial periods and evaluate our prospects

NCM LLC was formed on March 29, 2005, as a joint venture that combined the operations of subsidiaries of AMC and Regal. Cinemark joined as a founding member on July 15, 2005. Since 2006 through 2010, our founding members have made several acquisitions including Century, Loews, Consolidated Theatres and Kerasotes. NCM Inc. completed its IPO in February 2007 and entered into various restructuring transactions with our founding members at that time, including amending our ESAs. Since 2007, we have entered into network affiliate agreements with Cobb Theatres, Coming Attractions Theatres, Digital Cinema Destinations Corp., Galaxy Theatres, Great Escape Theatres, Hollywood Theatres, LA Live Cinemas, Mall of America Theatre, Metropolitan Theatres, RC Theatres, Rave Cinemas, ShowPlex Cinemas, VSS-Southern Theatres, Starplex Cinemas, and Storyteller Theatres and may enter into more in the future. As a result, the size of our theatre network changes frequently, which may make it difficult to compare our financial performance across corresponding periods and evaluate our business. We also may encounter risks and difficulties frequently experienced by companies in rapidly evolving businesses. If we are unsuccessful in executing our business strategy, we may be unable to:

•	increase our revenue and expand our client base;

•	integrate into our network theatres and screens that are newly built or acquired by our founding members or network affiliates on a timely basis:

•	operate, support, expand, develop and improve our software and other systems;

•	continue to produce high operating income margins; and

•	respond to technological changes.

We depend upon our senior management and our business may be adversely affected if we cannot retain them

Our success depends upon the retention of our experienced senior management with specialized industry, sales and technical knowledge and/or industry relationships. We might not be able to find qualified replacements for our senior management if their services were no longer available to us; accordingly, the loss of critical members of our senior management team could have a material adverse effect on our ability to effectively pursue our business strategy and our relationships with advertisers and content partners. We do not have key-man life insurance covering any of our employees.

Our business, services, or technology may infringe on intellectual property rights owned by others, which may interfere with our ability to provide services or expose us to increased liability or expense

Patents, copyrights, and other intellectual property rights cover our business and our in-theatre, online, and mobile services, including the websites we operate at ncm.com, nationalcinemedia.com, movienightout.com and FathomEvents.com and the features, functionality, content, and software we make available through those websites. We rely on our own intellectual property rights as well as intellectual property rights obtained from third parties to conduct our business and provide our in-theatre, online, and mobile services. We may discover that our business or the technology we use to provide our in-theatre, online, or mobile services infringes patent, copyright, or other intellectual property rights owned by others. In addition, our competitors or others may claim rights in patents, copyrights, or other intellectual property rights that will prevent, limit or interfere with our ability to provide our in-theatre, online, or mobile services either in the U.S. or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S.

The content we distribute through our in-theatre, online or mobile services may expose us to liability

Our in-theatre, online, and mobile services facilitate the distribution of content. This content includes advertising-related content, as well as content regarding movies, television and other media, much of which is obtained from third parties. Our websites also include features enabling users to upload or add their own content to the websites and modify certain content on the websites. As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, or other claims based on the content that we distribute. We may not be adequately insured or indemnified to cover claims of these types or liability that may be imposed on us.

The personal information we collect and maintain through our online and mobile services may expose us to liability

In order to take advantage of some of the online and mobile services we provide users are required to establish an account on one of our websites. As a result, we will collect and maintain personal information about those users. We also collect and maintain personal information about users who view certain advertising displayed through our online and mobile services. Our collection and use of information regarding users of our online and mobile services could result in legal liability. For example, the failure, or perceived failure, to comply with federal, state or international privacy or consumer protection-related laws or regulations or our posted privacy policies could result in actions against us by governmental entities or others.

Changes in regulations relating to the Internet or other areas of our online or mobile services may result in the need to alter our business practices or incur greater operating expenses

A number of regulations, including those referenced below, may impact our business as a result of our online or mobile services. The Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, liability for posting, or linking to third-party websites that include, materials that infringe copyrights or other rights. Portions of the Communications Decency Act are intended to provide statutory protections to online service providers who distribute third-party content. The Child Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. The costs of compliance with these regulations, and other regulations relating to our online and mobile services or other areas of our business, may be significant. The manner in which these and other regulations may be interpreted or enforced may subject us to potential liability, which in turn could have an adverse effect on our business, results of operations, or financial condition. Changes to these and other regulations may impose additional burdens on us or otherwise adversely affect our business and financial results because of, for example, increased costs relating to legal compliance, defense against adverse claims or damages, or the reduction or elimination of features, functionality or content from our online or mobile services. Likewise, any failure on our part to comply with these and other regulations may subject us to additional liabilities.

Our revenue and Adjusted OIBDA fluctuate from quarter to quarter and may be unpredictable

Typically, our revenue and Adjusted OIBDA are lowest in the first quarter of the calendar year as advertising clients scale back their advertising budgets following the year-end holiday season, and our revenue is highest during the summer and the holiday season when theatre attendance is normally highest. However, a weak advertising market or the shift in spending of a major client from one quarter to another, the poor performance of films released in a given quarter or a disruption in the release schedule of films could significantly affect quarter-to-quarter results or even affect results for the entire fiscal year. Because our results may vary from quarter to quarter and may be unpredictable, our financial results for one quarter cannot necessarily be compared to another quarter and may not be indicative of our financial performance in subsequent quarters.

The ESAs allow the founding members to engage in activities that might compete with certain elements of our business, which could reduce our revenue and growth potential

The ESAs contain certain limited exceptions to our exclusive right to use the founding members’ theatres for our advertising business. The founding members have the right to enter into strategic cross-marketing relationships with third-party, unaffiliated businesses for the purpose of generating increased attendance or revenue (other than revenue from the sale of advertising) and, subject to certain limits, can use one minute on the LEN and certain types of lobby promotions, at no cost, for the purpose of promoting the products or services of those businesses while at the same time promoting the theatre circuit or the movie-going experience. Subject to certain limits, they can also purchase an additional minute of advertising on the LEN for these cross-marketing promotions. The use of LEN or lobby promotions by our founding members for these advertisements and programs could result in the founding members creating relationships with advertisers that could adversely affect our current LEN and lobby promotions advertising revenue and profitability as well as the potential we have to grow that advertising revenue in the future. The LEN and lobby promotions represented approximately 4% of our total advertising revenue for the six months ended June 30, 2011. The founding members do not have the right to use their movie screens (including the FirstLook program or otherwise) for promoting these cross-marketing relationships, and thus we will have the exclusive rights to advertise on the movie screens, except for limited advertising related to theatre operations.

The founding members also have the right to install a second network of video monitors in the theatre lobbies in excess of those required to be installed by the founding members for the LEN. This additional lobby video network, which we refer to as the founders’ lobby network, may be used by the founding members to promote products or services related to operating the theatres, such as concessions and loyalty programs. The presence of the founders’ lobby network within the lobby areas could reduce the effectiveness of our LEN, thereby reducing our current LEN advertising revenue and profitability and adversely affecting future revenue potential associated with that marketing platform.

Risks Related to Our Company Structure

Our founding members or their affiliates may have interests that differ from those of NCM Inc. and they may be able to influence our affairs

So long as a founding member beneficially owns at least 5% of our issued and outstanding common membership units, approval of at least 90% of the directors of NCM Inc. then in office (provided that if the board has less than ten directors, then the approval of at least 80% of the directors then in office) will be required before NCM Inc. may take any of the following actions or may, in its capacity as manager of NCM LLC, authorize us to take any of the following actions:

•	assign, transfer, sell or pledge all or a portion of the membership units of NCM LLC beneficially owned by NCM Inc.;

•	acquire, dispose, lease or license assets with an aggregate value exceeding 20% of the fair market value of the business of NCM LLC operating as a going concern;

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any funded indebtedness or repay, before due, any funded indebtedness with a fixed term in an aggregate amount in excess of $15 million per year;

•

issue, grant or sell shares of NCM Inc. common stock, preferred stock or rights with respect to common or preferred stock, or NCM LLC membership units or rights with respect to membership units, except under specified circumstances;

•	amend, modify, restate or repeal any provision of NCM Inc.’s certificate of incorporation or bylaws or the NCM LLC operating agreement;

•	enter into, modify or terminate certain material contracts not in the ordinary course of business as defined under applicable securities laws;

•	except as specifically set forth in the NCM LLC operating agreement, declare, set aside or pay any redemption of, or dividends with respect to membership interests;

•	amend any material terms or provisions (as defined in the Nasdaq rules) of NCM Inc.’s equity incentive plan or enter into any new equity incentive compensation plan;

•

make any change in the current business purpose of NCM Inc. to serve solely as the manager of NCM LLC or any change in the current business purpose of NCM LLC to provide the services as set forth in the ESAs; and

•	approve any actions relating to NCM LLC that could reasonably be expected to have a material adverse tax effect on the founding members.

Pursuant to a director designation agreement, so long as a founding member owns at least 5% of NCM LLC’s issued and outstanding common membership units, such founding member will have the right to designate a total of two nominees to NCM Inc.’s ten-member board of directors who will be voted upon by NCM Inc.’s stockholders. One such designee by each founding member must meet the independence requirements of the stock exchange on which NCM Inc.’s common stock is listed. If, at any time, any founding member owns less than 5% of our then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation.

If any director designee to NCM Inc.’s board designated by NCM LLC’s founding members is not appointed to NCM Inc.’s board, nominated by NCM Inc. or elected by NCM Inc.’s stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of our issued and outstanding common membership units) will be entitled to approve specified actions of NCM LLC.

For purposes of calculating the 5% ownership threshold for the supermajority director approval rights and director designation agreement provisions discussed above, shares of NCM Inc. common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold. Common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption or such founding member has disposed of such shares of common stock to another founding member. Shares of NCM Inc. common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units.

Under these circumstances, NCM Inc.’s corporate governance documents will allow NCM LLC’s founding members and their affiliates to exercise a greater degree of influence in the operation of our business and that of NCM Inc. and the management of our affairs and those of NCM Inc. than is typically available to stockholders of a publicly-traded company. Even if our founding members or their affiliates own a minority economic interest (but not less than 5%) in NCM LLC, they may be able to continue exerting such degree of influence over us and NCM Inc.

Different interests among our founding members or between our founding members and NCM Inc. could prevent us from achieving our business goals

For the foreseeable future, we expect that NCM Inc.’s board of directors will include directors and executive officers of our founding members and other directors who may have commercial or other relationships with our founding members. The majority of our outstanding membership interests also are owned by our founding members. Our founding members compete with each other in the operation of their respective businesses and could have individual business interests that may conflict with those of the other founding members. Their differing interests could make it difficult for us to pursue strategic initiatives that require consensus among our founding members.

In addition, the structural relationship we have with our founding members could create conflicts of interest among the founding members, or between the founding members and NCM Inc., in a number of areas relating to our past and ongoing relationships. There is not any formal dispute resolution procedure in place to resolve conflicts between NCM Inc. and a founding member or between founding members. We may not be able to resolve any potential conflicts between NCM Inc. and a founding member and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party.

The corporate opportunity provisions in NCM Inc.’s certificate of incorporation could enable the founding members to benefit from corporate opportunities that might otherwise be available to us

NCM Inc.’s certificate of incorporation contains provisions related to corporate opportunities that may be of interest to both our founding members and us. It provides that if a corporate opportunity is offered to us, NCM Inc. or one or more of the officers, directors or stockholders (both direct and indirect) of NCM Inc. or a member of NCM LLC that relates to the provision of services to motion picture theatres, use of theatres for any purpose, sale of advertising and promotional services in and around theatres and any other business related to the motion picture theatre business (except services as provided in the ESAs as from time to time amended and except as may be offered to one of our officers in his capacity as an officer), no such person shall be liable to NCM Inc. (or any affiliate thereof) for breach of any fiduciary or other duty by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. This provision applies even if the business opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so.

In addition, the NCM Inc. certificate of incorporation and our operating agreement expressly provide that our founding members may have other business interests and may engage in any other businesses not specifically prohibited by the terms of the certificate of incorporation, including the exclusivity provisions of the ESAs. The parent companies of the founding members are not bound by the ESAs and therefore could develop new media platforms that could compete for advertising dollars with our services. Further, we may also compete with the founding members or their affiliates in the area of employee recruiting and retention. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the founding members to themselves or their other affiliates or we lose key personnel to them.

The agreements between us and our founding members were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties

The ESAs and the other contractual agreements that we have with our founding members were negotiated in the context of an affiliated relationship in which representatives of our founding members and their affiliates comprised NCM Inc.’s entire board of directors. As a result, the financial provisions and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of our founding members, and termination and default provisions may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances.

If NCM Inc. or our founding members are determined to be an investment company, we would become subject to burdensome regulatory requirements and our business activities could be restricted

We do not believe that NCM Inc. is an “investment company” under the Investment Company Act of 1940, as amended. As sole manager of NCM LLC, NCM Inc. controls us, and its interest in us is not an “investment security” as that term is used in the Investment Company Act. If NCM Inc. were to stop participating in the management of NCM LLC, its interest in us could be deemed an “investment security” for purposes of the Investment Company Act. Generally, a company is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash items). NCM Inc.’s sole material asset is its equity interest in us. A determination that such asset was an investment security could result in NCM Inc. being considered an investment company under the Investment Company Act. As a result, NCM Inc. would become subject to registration and other burdensome requirements of the Investment Company Act. In addition, the requirements of the Investment Company Act could restrict our business activities, including our ability to issue securities.

We and NCM Inc. intend to conduct our operations so that NCM Inc. is not deemed an investment company under the Investment Company Act. However, if anything were to occur that would cause NCM Inc. to be deemed an investment company, NCM Inc. would become subject to restrictions imposed by the Investment Company Act. These restrictions, including limitations on our capital structure and our ability to enter into transactions with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

We also rely on representations of our founding members that they are not investment companies under the Investment Company Act. If any founding member were deemed an investment company, the restrictions placed upon that founding member might inhibit its ability to fulfill its obligations under its ESA or restrict our ability to borrow funds.

Risks Related to the Exchange Offer

You may have difficulty selling the original notes that you do not exchange

If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreements, we do not intend to register the original notes under the Securities Act. The tender of original notes under the exchange offer will reduce the principal amount of the currently outstanding original notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding original notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange.”

There is no public market for the exchange notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained

The exchange notes are a new issue of securities for which there is no existing trading market. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell the exchange notes will be favorable.

We do not intend to apply for listing or quotation of the notes on any securities exchange. The liquidity of any market for the exchange notes is subject to a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the original notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

We understand that one or more of the initial purchasers of the original notes presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, any market- making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. An active trading market may not exist for the exchange notes, and any trading market that does develop may not be liquid.

You must comply with the exchange offer procedures in order to receive new, freely tradable exchange notes

Delivery of exchange notes in exchange for original notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of original notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of original notes for exchange. Original notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer certain registration and other rights under the registration rights agreements will terminate. See “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their original notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to the Notes

Our level of debt could limit the cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary

As of June 30, 2011, on an as adjusted basis to give effect to the issuance of the original notes and the application of the net proceeds therefrom, our total outstanding debt would have been approximately $768.7 million. Our level of debt could have important consequences to our financial health. For example, our level of debt could, among other things:

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes;

•

affect our liquidity by limiting our ability to obtain additional financing for working capital, or limit our ability to obtain financing for capital expenditures and acquisitions or make any available financing more costly;

•

require us to dedicate all or a substantial portion of our cash flow to service our debt, which would reduce funds available for other business purposes, such as capital expenditures, distributions or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors who may have less debt;

•	render us more vulnerable to general adverse economic and industry conditions; and

•

result in an event of default if we fail to satisfy our obligations under the notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indenture governing the notes or our other debt, which event of default could result in the notes and all of our debt becoming immediately due and payable and, in the case of our secured debt, could permit the lenders to foreclose on our assets securing such debt.

Any of the above factors could adversely affect our ability to meet our payment obligations under the notes and our other debt.

To service our debt, we will require a significant amount of cash, which depends on many factors beyond our control

Our ability to make payments on our debt, including the notes, and to fund operations will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. In addition, the borrowings under our existing senior secured credit facility all have an earlier maturity date than that of the notes, and we will be required to repay or refinance such debt prior to when the notes come due. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our debt, including the notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our debt, including our existing senior secured credit facility and the notes, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

The notes are unsecured. Therefore, our secured creditors (including the lenders under our existing senior secured credit facility) would have a prior claim, ahead of the notes, on our assets to the extent of the assets securing that secured debt

The notes are our general unsecured senior obligations and will rank equal in right of payment to our other unsecured senior debt. The notes will not be secured by any of our assets. Any claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As of June 30, 2011, on an as adjusted basis to give effect to the issuance of the original notes and the application of the net proceeds therefrom, the notes were effectively subordinated to approximately $568.7 million of senior secured debt under our existing senior secured credit facility to the extent of the assets securing that secured debt. Our senior secured credit facility is secured by a lien on substantially all of our assets.

As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our secured debt, including the lenders under our existing senior secured credit facility, will be entitled to be paid in full from our assets securing that secured debt before any payment may be made with respect to the notes. Holders of the notes will participate with holders of our other unsecured debt. In that event, because the notes will not be secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full with respect to the notes. In addition, if we fail to meet our payment or other obligations under any secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets to the exclusion of the holders of the notes, even if an event of default existed under the indenture governing the notes at such time.

The notes will be effectively subordinated to all debt and other liabilities of any subsidiaries that we may form or acquire in the future

We do not currently have any subsidiaries; however, we may form or acquire subsidiaries in the future. Except in very limited circumstances, the notes will not be obligations of, or guaranteed by, any subsidiaries that we may form or acquire in the future and, accordingly, the notes will be effectively subordinated to all debt and other liabilities of our subsidiaries, if any. Holders of the notes will not have any claim as a creditor against any of our subsidiaries that are not guarantors, and all debt and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be structurally senior to the notes. Furthermore, in the event of any bankruptcy, liquidation or reorganization of any of our subsidiaries that are not guarantors, the rights of the holders of the notes to participate in the assets of such subsidiary will rank behind the claims of that subsidiary’s creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). Accordingly, in that event, there may be insufficient funds to satisfy claims of holders of the notes.

In addition, there are no restrictions in the indenture governing the notes on the ability of any subsidiaries that we may form or acquire in the future to enter into agreements restricting their ability to pay dividends or otherwise transfer funds to us.

Our subsidiaries will only be required to guarantee the notes if they guarantee other debt of us or another subsidiary guarantor, and in certain circumstances, those guarantees will be subject to automatic release

We do not currently have any subsidiaries; however, we may form or acquire subsidiaries in the future. Any subsidiaries that we form or acquire in the future will only be required to guarantee the notes if they guarantee other debt of us or any other subsidiary guarantor. If a subsidiary guarantor is released from its guarantee of such other debt for any reason whatsoever or if such other guaranteed debt is repaid in full or refinanced with other debt that is not guaranteed by such subsidiary guarantor, then such subsidiary guarantor also will be released from its guarantee of the notes.

In the future, if any of our subsidiaries guarantees the notes, proceeds from a guarantor’s assets, whether from a sale or disposition or in the event of a bankruptcy, liquidation, reorganization or similar proceeding of such guarantor, will not be available to pay obligations under such guarantor’s guarantee until such guarantor has made all payments in cash on any of its secured debt, including any guarantees that such guarantor may provide with respect to our senior secured credit facility. Holders of the notes would then have the right to share, with holders of other pari passu debt guaranteed by such guarantor, in the proceeds of any remaining assets of such guarantor. We cannot assure you that sufficient assets will remain after these payments have been made to make any payments on such guarantor’s guarantee of the notes.

Furthermore, if the assets or equity interests in any subsidiary guarantor are sold as an entirety, then that guarantor will be released from its obligations under its guarantee of the notes automatically upon such sale. In such event, because the notes will not be secured by any of the assets or the equity interests in that subsidiary guarantor, it is possible that the assets of the remaining guarantors may not be sufficient to satisfy the claims of holders of notes. Accordingly, we may not have sufficient funds to pay amounts due on the notes. As a result you may lose a portion of or the entire value of your investment in the notes.

The indenture governing the notes will contain, and our existing senior secured credit facility contains, restrictions which may limit our ability to operate our business

The indenture governing the notes will contain, and our existing senior secured credit facility contains, operating and financial restrictions. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	make distributions or make certain other restricted payments or investments;

•	incur liens;

•	sell assets or merge with or into other companies; and

•	enter into transactions with affiliates.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our existing senior secured credit facility requires us to maintain a specified net senior secured leverage ratio. We may be required to take action to reduce our debt or act in a manner contrary to our business objectives to meet this ratio and satisfy the covenants in our debt agreements. Events beyond our control, including changes in economic and business conditions in the markets in which we operate, may affect our ability to do so. We may not be able to meet the ratios or satisfy the covenants in our existing or any future debt agreements, and we cannot assure you that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default under such debt agreements, which could lead to that debt becoming immediately due and payable and, if such debt is secured, foreclosure on our assets that secure that debt which, in the case of our senior secured credit facility, could result in foreclosure on substantially all of our assets. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facility also would prevent us from borrowing additional money under the revolving credit facility. A default under any of our debt agreements could, in turn, result in defaults under other obligations and result in other creditors accelerating the payment of other obligations and foreclosing on assets securing such obligations, if any. Any such defaults could materially impair our financial condition and liquidity. In addition, if the lenders under our existing senior secured credit facility or any of our other obligations accelerate the maturity of those obligations, we may not have sufficient assets to satisfy our obligations under the notes or our other debt.

NCM Inc. will not be subject to the covenants in the indenture for the notes

NCM Inc. has not guaranteed the original notes, will not guarantee the exchange notes and is not subject to the covenants in the indenture governing the notes. As a result, the indenture does not restrict the ability of NCM Inc. to incur additional debt (secured or unsecured), sell, encumber or dispose of its assets, pay dividends, make other distributions or enter into transactions with its other affiliates.

Despite our current levels of debt, we may still incur substantially more debt ranking senior to or equal in right of payment with the notes, including secured debt, which would increase the risks associated with our proposed level of debt

The agreements relating to our debt, including the notes and our existing senior secured credit facility, limit but do not prohibit our ability to incur additional debt senior to or equal in right of payment with the notes, and the amount of debt that we could incur could be substantial. Accordingly, we could incur significant additional debt in the future, including additional debt under our senior secured credit facility and additional senior pari passu or senior subordinated notes. Much of this additional debt could constitute secured or senior pari passu debt. In addition, if we form or acquire any subsidiaries in the future, those subsidiaries also could incur debt, which debt would be effectively senior to the notes if those subsidiaries are not required to guarantee the notes. If new debt is added to our current debt levels, the related risks that we now face, including those described above, could intensify.

Certain types of liabilities are not considered “Indebtedness” under the indenture, and the indenture does not impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might designated as “unrestricted subsidiaries” (as defined in the indenture). See “—Our Level of Debt Could Limit the Cash Flow Available for Our Operations and Could Adversely Affect Our Ability to Service Our Debt or Obtain Additional Financing, if Necessary” and “Description of Exchange Notes—Certain Covenants—Limitation on Consolidated Indebtedness.”

Our debt agreements give us flexibility to take certain actions that could be adverse to holders of the notes, including the ability to distribute all of our quarterly available cash as a restricted payment or an investment if we meet a minimum leverage ratio test

The restricted payments covenant in the indenture governing the notes will permit us, and the restricted payments covenant in the existing senior secured credit facility also permits us, to make significant restricted payments and investments. Such covenants provide that, so long as there is no default or event of default, we may dividend or distribute, or make an investment in an amount equal to, up to 100% of quarterly Available Cash (as defined under “Description of Exchange Notes”) if our net senior secured leverage ratio is equal to or less than 6.50 times. For the six months ended June 30, 2011, we would have been permitted to dividend or distribute, or make an investment in an amount equal to, approximately $54.3 million as a restricted payment (which amount was subsequently distributed). In addition, such covenants provide that we may dividend or distribute 100% of any net proceeds from sales of our equity or, if our total leverage ratio is equal to or less than 6.25 times, from sales of subordinated debt. As of June 30, 2011, our net senior secured leverage ratio (as calculated in accordance with our senior secured credit facility) was 3.5 times. As a result we may have limited or no Available Cash and this could increase risks associated with our liquidity and debt service, including our ability to repay debt, including the notes, at maturity or in the event of a change of control or other repayment event. See “Description of Exchange Notes—Certain Covenants—Limitation on Restricted Payments.”

The definition of a change of control requiring us to repurchase the notes is very limited and does not include transactions that would typically be considered to be a change of control

The term “change of control,” as defined under the indenture governing the notes and in our existing senior secured credit facility, is very limited in terms of its scope and does not include transactions that would typically be considered to be a change of control. In particular, a change of control will not be deemed to occur for so long as any of our founding members owns more than 5% of our then issued and outstanding membership units (including any shares of NCM Inc. common stock beneficially owned by such founding member as a result of the redemption of any membership units). See “Certain Relationships and Related Party Transactions—Transactions with Founding Members—NCM LLC Operating Agreement.” As a result, so long as one of our members continues to own at least 5% of our membership units and retains certain governance rights, a third party could acquire the other 95% of our membership units, or all of the equity of NCM Inc. or another of our members, or acquire the right to elect a majority of NCM Inc.’s or any of our other members’ boards of directors, or NCM Inc. could cease to be our manager, in each case without such transaction constituting a change of control under the indenture governing the notes or our senior secured credit facility. Numerous other transactions also could occur that could adversely affect us or the notes, including transactions such as leveraged recapitalizations and buyouts, refinancings, restructurings, or acquisitions, but which would not constitute a change of control. The change of control provisions of the indenture would not afford protection to holders of the notes in the event of any such transactions that do not constitute a change of control, even though as a result of these transactions the market price of the notes may decline or our credit ratings could be downgraded, thereby negatively affecting the value of the notes.

We may not be able to repurchase the notes upon a change of control

Upon a “change of control,” as defined under the indenture governing the notes, we are required to offer to repurchase all of the notes then outstanding at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest to but not including the repurchase date. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price for all notes delivered by holders seeking to exercise their repurchase rights, particularly as that change of control may trigger a similar repurchase requirement for, or result in an event of default under or the acceleration of, other debt, including an event of default under our existing senior secured credit facility. In addition, it is possible that restrictions in our other debt will not allow such repurchases. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture governing the notes. Such an event of default may cause the acceleration of our other debt. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture. See “Description of Exchange Notes—Change of Control.”

Our credit ratings may not reflect all risks of your investments in the notes

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes and our access to the capital markets. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our ratings could have an adverse effect on the trading and market price of the notes.

An active trading market for the notes may not develop

The notes and, if issued, the exchange notes will be a new issue of securities, and there is currently no trading market for the notes or the exchange notes. We do not intend to apply for listing of the notes or, if issued, the exchange notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. We have been informed by the initial purchasers that they presently intend to make a market in the notes and, if issued, the exchange notes as permitted by applicable laws and regulations after the exchange offer is completed. However, the initial purchasers have no obligation to make a market in the notes or, if issued, the exchange notes and they may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the notes and, if issued, the exchange notes, and the market price quoted for the notes and, if issued, the exchange notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes or, if issued, the exchange notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes and, if issued, the exchange notes may be adversely affected. In that case you may not be able to sell your notes or, if issued, the exchange notes at a particular time or you may not be able to sell your notes or, if issued, the exchange notes at a favorable price.

Federal and state statutes allow courts, under specific circumstances, to avoid the notes and any guarantees, and to require holders of the notes to return payments previously made by us or any guarantors

Our creditors and the creditors of any guarantors of the notes could challenge the issuance of the notes or such subsidiary guarantors’ issuance of their guarantees, if any, respectively, as fraudulent conveyances or on other grounds. Under the federal bankruptcy laws and similar provisions of state fraudulent transfer laws, the issuance of the notes and any guarantees, could be avoided (that is, cancelled) as fraudulent transfers if a court determined that the company, at the time it issued the notes, or any guarantor, at the time it issued the guarantee (or, in some jurisdictions, when payment became due under the guarantee):

•	issued the notes or guarantees, as the case may be, with the intent to hinder, delay or defraud its existing or future creditors;

•	received less than reasonably equivalent value or did not receive fair consideration for the delivery of the notes or guarantees, as the case may be, and if the company or any guarantor:

•	was insolvent or rendered insolvent at the time it issued the notes or issued the guarantee, as applicable;

•	was engaged in a business or transaction for which the company’s or guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts generally as they mature.

If the notes or any guarantees were avoided or limited under fraudulent transfer or other laws, any claim you may make against us or any guarantors for amounts payable on the notes would be unenforceable to the extent of such avoidance or limitation. Moreover, the court could order you to return any payments previously made by us or any guarantors. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the sum of its property, at a fair valuation;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure what standard a court would apply in making these determinations or, regardless of the standard, that a court would not avoid the notes or any guarantees.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the original notes, in which we agreed to file a registration statement relating to an offer to exchange the original notes for exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. The exchange notes will have terms substantially identical to the original notes except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights and special interest payable for the failure to consummate the exchange offer by the dates set forth in the registration rights agreement. Original notes in an aggregate principal amount of $200,000,000 were issued on July 5, 2011.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the original notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	the exchange offer is not permitted by applicable law or SEC policy;

•

prior to the consummation of the exchange offer, existing SEC interpretations are changed such that the debt securities received by the holders in the exchange offer would not be transferable without restriction under the Securities Act; or

•	if any initial purchaser so requests with respect to original notes not eligible to be exchanged for the exchange notes and held by it following the consummation of this exchange offer.

Each holder of original notes that wishes to exchange such original notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•

it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes and if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before March 31, 2012 or, if certain other events occur which constitute a “registration default” (as such term is defined in the registration rights agreement) under the registration rights agreement, the annual interest rate borne by the notes will be increased by 0.25% per annum (which interest rate will be increased by an additional 0.25% per annum for the subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 0.50% per annum) until the date such registration default ends. The amounts of additional interest will be payable in cash on the same interest payment dates as interest on the notes is payable. Any additional interest payable as a result of any such increase in interest rate is referred to as “special interest.”

If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all original notes theretofore validly tendered in accordance with the terms of the exchange offer. Original notes will be validly tendered if tendered in accordance with the terms of the exchange offer as detailed under “—Procedures for Tendering.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued in the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the original notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market- making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes. We have agreed that, for a period starting from the date on which the exchange offer is consummated to the close of business one year after, we will make this prospectus available to any broker-dealer for use in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any original notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of original notes surrendered under the exchange offer. Original notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the original notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any special interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The exchange notes will evidence the same debt as the original notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding original notes. Consequently, both series of notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.

As of the date of this prospectus, $200,000,000 in aggregate principal amount of original notes was outstanding, and there was one registered holder, CEDE & Co., a nominee of DTC. This prospectus and the letter of transmittal are being sent to all registered holders of original notes. There will be no fixed record date for determining registered holders of original notes entitled to participate in the exchange offer.

We will conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Original notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the original notes.

We will be deemed to have accepted for exchange properly tendered original notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on             , 2011 unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of original notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any original notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept original notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of original notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of original notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any original notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all original notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any original notes, and we may terminate the exchange offer as provided in this prospectus before accepting any original notes for exchange if in our reasonable judgment:

•

the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of original notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the original notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution,” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving written notice of such extension to the registered holders of the original notes. During any such extensions, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any original notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the original notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes.

In addition, we will not accept for exchange any original notes tendered, and will not issue exchange notes in exchange for any such original notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act.

Procedures for Tendering

Only a holder of original notes may tender such original notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive original notes along with the letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such original notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of original notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or original notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its original notes, either:

•	make appropriate arrangements to register ownership of the original notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of original notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the original notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any original notes listed on the original notes, such original notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the original notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the original notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering original notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered original notes and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes the acceptance of which would, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date or termination of the exchange offer, as applicable.

In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	original notes or a timely book-entry confirmation of such original notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of original notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•

the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of original notes who are unable to deliver confirmation of the book-entry tender of their original notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their original notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their original notes but whose original notes are not immediately available or who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such original notes and the principal amount of original notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the original notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered original notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of original notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount of such original notes; and

•	where certificates for original notes have been transmitted, specify the name in which such original notes were registered, if different from that of the withdrawing holder.

If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any original notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such original notes will be credited to an account maintained with DTC for original notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. You should send certificates for original notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Registered or Certified Mail	By Overnight Delivery	By Hand Delivery	By Facsimile Transmission

Wells Fargo Bank, N.A. 608 2nd Avenue South Northstar East Building — 12th Floor Minneapolis, Minnesota	Wells Fargo Bank, N.A. 608 2nd Avenue South Northstar East Building — 12th Floor Minneapolis, Minnesota	Wells Fargo Bank, N.A. 608 2nd Avenue South Northstar East Building — 12th Floor Minneapolis, Minnesota	(612) 667-6282 Attn: Corporate Trust Operations Confirm by Telephone: (800) 344-5128

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of original notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of original notes tendered;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their original notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of original notes who do not exchange their original notes for exchange notes under the exchange offer, including as a result of failing to timely deliver original notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such original notes:

•

as set forth in the legend printed on the original notes as a consequence of the issuance of the original notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the prospectus distributed in connection with the private offering of the original notes.

In addition, you will no longer have any registration rights or be entitled to special interest with respect to the original notes.

In general, you may not offer or sell the original notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any original notes, you may have difficulty selling them because there will be fewer original notes outstanding.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the original notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered original notes in the open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered original notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for each of the exchange notes, we will receive original notes in like principal amount. We will retire or cancel all of the original notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not increase our indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges:

	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 Through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 Through Feb. 12, 2007	Year Ended Dec. 28, 2006

Ratio of earnings to fixed charges	2.9x	2.5x	3.8x	4.3x	2.5x	3.4x	*	*

*	During the period December 29, 2006 through February 12, 2007 and for the year ended December 28, 2006, earnings were deficient by $4.2 million and $10.5 million, respectively, regarding the coverage of fixed charges.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2011:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the original notes and the application of the net proceeds therefrom.

You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	As of June 30, 2011
(in millions)	Actual	As Adjusted

Cash and cash equivalents:	$9.8	$9.8

Long-term debt, including current portion:
Revolving credit facility	$35.0	$18.7
Term loan	725.0	550.0
7.875% Senior Notes due 2021	—	200.0

Total	$760.0	$768.7

Members’ equity(deficit):
Total members’ equity/(deficit)	(515.3)	(515.3)

Total capitalization	$244.7	$253.4

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our historical selected financial and operating data for the periods indicated. The selected financial and operating data should be read together with the other information contained in this prospectus, including “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited historical financial statements and the notes thereto included elsewhere in this prospectus, and unaudited historical interim financial statements included elsewhere in this prospectus.

The results of operations data for the quarter and six months ended June 30, 2011 and July 1, 2010 and the balance sheet data as of June 30, 2011 are derived from the unaudited condensed financial statements of NCM LLC included elsewhere in this prospectus. The balance sheet data as of July 1, 2010 are derived from the unaudited condensed financial statements of NCM LLC, which are not presented herein. The results of operations data for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 and the balance sheet data as of December 30, 2010 and December 31, 2009 are derived from the audited financial statements of NCM LLC included elsewhere in this prospectus. The results of operations data for the years ended December 27, 2007 and December 28, 2006 and the balance sheet data as of January 1, 2009, December 27, 2007 and December 28, 2006 are derived from the audited financial statements of NCM LLC (not presented herein).

The historical financial statements for periods prior to February 13, 2007 do not reflect what our results of operations and financial position would have been had we been a public company for the periods presented. Specifically, such historical results of operations do not give effect to the matters set forth below:

•

the terms of the ESAs, which differ from our prior contractual arrangements with our founding members and have ongoing material significance to our results of operations, (i) assign legacy contracts to NCM LLC, (ii) make additional inventory of lobby promotions, Fathom business and consumer events available to NCM LLC on a pre-approved basis, (iii) make additional theatre advertising inventory available to NCM LLC, to sell such inventory at stated rates to the founding members in order for them to fulfill their on-screen advertising commitments to their beverage concessionaires, and (iv) change the formula for the calculation of the circuit share expense (known as the theatre access fee in the ESAs);

•

the completion of the non-cash recapitalization of NCM LLC pursuant to which existing members of NCM LLC received one common membership unit and one preferred membership unit in exchange for each outstanding common membership unit;

•

the completion of the financing transaction, pursuant to which the preferred membership units issued to the founding members in a non-cash recapitalization of NCM LLC were redeemed from the proceeds of a term loan that is part of our senior secured credit facility;

•	the completion of the IPO and the use of proceeds therefrom, including NCM Inc.’s acquisition of 44.8% of the common membership units in NCM LLC at the date of the IPO; and

•	the payment by NCM LLC of a portion of the proceeds it received from us to NCM LLC’s founding members for their agreeing to modify our payment obligations under the ESAs.

Results of operations data ($ in millions, except per share data)	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 Through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 Through Feb. 12, 2007	Year Ended Dec. 28, 2006

REVENUE:
Advertising	$98.6	$90.1	$157.7	$157.9	$379.4	$335.1	$330.3	$282.7	$20.6	$188.2
Administrative Fees—Members	—	—	—	—	—	—	—	—	0.1	5.4
Fathom Events	15.4	8.9	27.1	25.7	48.0	45.5	38.9	25.4	2.9	25.4
Other	—	0.1	—	0.1	0.1	0.1	0.3	0.2	—	0.3

TOTAL REVENUE	114.0	99.1	184.8	183.7	427.5	380.7	369.5	308.3	23.6	219.3

OPERATING EXPENSES:
Advertising operating costs	5.9	5.7	9.4	10.2	21.7	20.0	18.7	9.1	1.1	9.2
Fathom events operating costs	10.7	6.0	18.3	17.1	32.4	29.1	25.1	15.4	1.4	11.1
Network costs	4.6	5.0	9.2	9.7	20.0	18.6	17.0	13.3	1.7	14.7
Theatre access fees—founding members	14.8	13.4	26.9	26.3	52.6	52.7	49.8	41.5	14.4	130.1
Selling and marketing costs	14.9	14.1	29.5	27.2	57.9	50.2	47.9	40.9	5.2	38.2
Administrative costs	5.0	4.2	9.8	8.6	17.9	14.8	14.5	10.0	2.8	16.4
Administrative fee—managing member	3.6	3.1	7.6	6.6	16.6	10.8	9.7	9.2	—	—
Severance plan costs	—	—	—	—	—	—	0.5	1.5	0.4	4.2
Depreciation and amortization	4.3	4.3	8.9	8.3	17.8	15.6	12.4	5.0	0.7	4.8
Other costs	—	—	—	—	—	0.7	0.7	0.9	—	0.6

TOTAL OPERATING EXPENSES	63.8	55.8	119.6	114.0	236.9	212.5	196.3	146.8	27.7	229.3

Operating Income (Loss)	50.2	43.3	65.2	69.7	190.6	168.2	173.2	161.5	(4.1)	(10.0)
Interest Expense and Other, Net:
Interest on borrowings	10.5	11.2	21.4	22.2	44.4	47.1	51.8	48.0	0.1	0.6
Change in derivative fair value	2.0	4.5	0.8	6.2	5.3	(7.0)	14.2	—	—	—
Interest income and other	—	—	0.1	—	0.2	(2.0)	(0.2)	(0.2)	—	(0.1)

Total	12.5	15.7	22.3	28.4	49.9	38.1	65.8	47.8	0.1	0.5
Impairment and related loss	—	—	—	—	—	—	11.5	—	—	—

INCOME (LOSS) BEFORE INCOME TAXES	37.7	27.6	42.9	41.3	140.7	130.1	95.9	113.7	(4.2)	(10.5)

Provision for income taxes	0.1	0.2	0.2	0.4	0.5	0.8	0.6	—	—	—
Equity loss from investments	—	0.2	—	0.9	0.7	0.8	—	—	—	—

NET INCOME (LOSS)	$37.6	$27.2	$42.7	$40.0	$139.5	$128.5	$95.3	$113.7	$(4.2)	(10.5)

Other financial and operating data ($ in millions)	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 Through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 Through Feb. 12, 2007	Year Ended Dec. 28, 2006
OIBDA(1)	$54.5	$47.6	$74.1	$78.0	$208.4	$183.8	$185.6	$166.5	$(3.4)	$(5.2)
Adjusted OIBDA(1)	57.7	49.9	81.3	82.4	222.4	189.3	189.5	171.1	(2.7)	0.9
Adjusted OIBDA Margin(1)	50.6%	50.4%	44.0%	44.9%	52.0%	49.7%	51.3%	55.5%	NM	0.4%
Capital Expenditures	$4.1	$2.2	$6.3	$4.3	$10.4	$8.6	$16.7	$14.4	$0.6	$6.6
Founding Member Screens at Period End(2)(6)	15,291	15,230	15,291	15,230	14,997	14,401	14,331	13,261	*	13,127
Total Screens at Period End(3)(6)	18,137	17,091	18,137	17,091	17,302	16,803	17,313	15,265	*	14,081
Digital Screens at Period End(4)(6)	16,775	15,633	16,775	15,633	16,003	15,413	15,263	13,254	*	11,463
Total Attendance for Period (in millions) (5)(6)	175.6	165.1	308.8	327.0	637.4	667.2	643.0	504.3	70.8	545.9

*	—Not materially different than year ended December 28, 2006

	As of
Balance sheet data (in millions)	June 30, 2011	July 1, 2010	Dec. 30, 2010	Dec. 31, 2009	Jan. 1, 2009	Dec. 27, 2007	Dec. 28, 2006
Cash and Cash Equivalents	$9.8	$9.9	$13.8	$37.8	$34.1	$7.5	$6.7
Receivables, Net	88.7	86.3	100.1	89.0	92.0	91.6	63.9
Property and Equipment, Net	21.0	18.8	19.8	23.7	28.0	22.2	12.6
Total Assets	401.0	415.3	426.0	304.4	279.9	144.2	90.0
Borrowings	760.0	777.0	775.0	799.0	799.0	784.0	10.0
Members’ Equity/(Deficit)	(515.3)	(507.8)	(506.6)	(639.6)	(685.6)	(713.8)	3.5
Total Liabilities and Members’ Equity/(Deficit)	401.0	415.3	426.0	304.4	279.9	144.2	90.0

Notes to the Selected Historical Financial and Operating Data

1. OIBDA, Adjusted OIBDA and Adjusted OIBDA margin (as such terms are defined in “Glossary” above) are not financial measures calculated in accordance with GAAP in the U.S. These non-GAAP financial measures are used by management to evaluate operating performance, to forecast future results and as a basis for compensation. The Company believes these are important supplemental measures of operating performance because they eliminate items that have less bearing on its operating performance and so highlight trends in its core business that may not otherwise be apparent when relying solely on GAAP financial measures. The Company believes the presentation of these measures is relevant and useful for investors because it enables them to view performance in a manner similar to the method used by the Company’s management, helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that may have different depreciation and amortization policies, and non-cash share based compensation programs or different interest rates or debt levels or income tax rates. A limitation of these measures, however, is that they exclude depreciation and amortization, which represent a proxy for the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of the Company’s share based payment costs and deferred stock compensation. OIBDA or Adjusted OIBDA should not be regarded as an alternative to operating income, net income or as indicators of operating performance, nor should they be considered in isolation of, or as substitutes for financial measures prepared in accordance with GAAP. The Company believes that operating income is the most directly comparable GAAP financial measure to OIBDA. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies or calculations in the Company’s debt agreements.

OIBDA and Adjusted OIBDA do not reflect the AMC Loews or Regal Consolidated Theatres integration payments. The integration payments received are added to Adjusted OIBDA to determine our compliance with financial covenants under our senior secured credit facility. AMC made Loews payments to NCM LLC pursuant to the AMC Loews screen integration agreement through April 2009, which were $0.1 million and $4.7 million for the years ended December 31, 2009 and January 1, 2009, respectively. Regal made Consolidated Theatres payments to NCM LLC pursuant to the revised ESAs through June 2011, which were $0.5 million, $0.9 million, $0.8 million, $1.3 million, $3.9 million and $3.2 million for the quarters ended June 30, 2011 and July 1, 2010, the six months ended June 30, 2011 and July 1, 2010 and the years ended December 30, 2010 and December 31, 2009, respectively.

2. Represents the sum of founding member screens.

3. Represents the total screens within NCM LLC’s advertising network.

4. Represents the total number of screens that are connected to our DCN.

5. Represents the total attendance within NCM LLC’s advertising network.

6. Excludes AMC Loews for all periods prior to June 2008, excludes Star Theatres for periods prior to April 2009 and excludes Consolidated Theatres for periods prior to June 2011.

The following table reconciles operating income (loss) to OIBDA and Adjusted OIBDA for the periods presented (dollars in millions):

	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year ended Dec. 30, 2010	Year ended Dec. 31, 2009	Year ended Jan. 1, 2009	Post-IPO period Feb. 13, 2007 through Dec. 27, 2007	Pre-IPO period Dec. 29, 2006 through Feb. 12, 2007	Year ended Dec. 28, 2006
Operating income (loss)	$50.2	$43.3	$65.2	$69.7	$190.6	$168.2	$173.2	$161.5	$(4.1)	$(10.0)
Depreciation and amortization	4.3	4.3	8.9	8.3	17.8	15.6	12.4	5.0	0.7	4.8

OIBDA	$54.5	$47.6	$74.1	$78.0	$208.4	$183.8	$185.6	$166.5	$(3.4)	$(5.2)
Severance plan costs	—	—	—	—	—	—	0.5	1.5	0.4	4.2
Share-based compensation costs(1)	3.2	2.3	7.2	4.4	14.0	5.5	3.4	3.1	0.3	1.9

Adjusted OIBDA	$57.7	$49.9	$81.3	$82.4	$222.4	$189.3	$189.5	$171.1	$(2.7)	$0.9

Total Revenue	$114.0	$99.1	$184.8	$183.7	$427.5	$380.7	$369.5	$308.3	$23.6	$219.3
Adjusted OIBDA margin	50.6%	50.4%	44.0%	44.9%	52.0%	49.7%	51.3%	55.5%	NM	0.4%

(1)	Share-based payments costs are included in network operations, selling and marketing administrative expense and administrative fee—managing member in the accompanying financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the sections entitled “Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus.

Overview

NCM LLC operates the largest digital in-theatre network in North America, for the distribution of advertising and Fathom Consumer and Business events. Our revenue is principally derived from the sale of advertising and, to a lesser extent, from our Fathom Events business. We have long-term ESAs with our founding members and multi-year agreements with several network affiliates. The ESAs with the founding members and network affiliate agreements grant us exclusive rights, subject to limited exceptions, to sell advertising and meeting services and distribute entertainment programming in those theatres. Our advertising and Fathom Events businesses are distributed across our proprietary DCN and live DBN. Approximately 94% of the aggregate founding member and network affiliate theatre attendance is generated by theatres connected to our DCN.

Management focuses on several measurements that we believe provide us with the necessary metrics and key performance indicators for us to manage our business and to determine how we are performing versus our internal goals and targets, and against the performance of our competitors and other benchmarks in the marketplaces in which we operate. Senior executives hold monthly meetings with managers and staff to discuss and analyze operating results and address significant variances to budget in an effort to identify trends and changes in our business. We focus on many operating metrics including changes in OIBDA, Adjusted OIBDA and Adjusted OIBDA margin, as defined and discussed in “Selected historical financial and operating data—Notes to the selected historical financial and operating data” above, as some of our primary measurement metrics. In addition, we pay particular attention to our monthly advertising performance measurements, including advertising inventory utilization, pricing (CPM), local and total advertising revenue per attendee and the number of Fathom Events locations, revenue per event and location. Finally, we monitor our operating cash flow and related financial leverage and revolving credit facility availability and cash balances to ensure that debt obligations can be met and there are adequate cash reserves to operate our business.

Our operating results may be affected by a variety of internal and external factors and trends described more fully in the section entitled “Risk Factors.”

Summary Historical and Operating Data

You should read this information together with the other information contained in this prospectus, including “Business,” and our unaudited and audited historical financial statements and notes thereto contained elsewhere in this prospectus.

(in millions, except per attendee data)	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009
Revenue	$114.0	$99.1	$184.8	$183.7	$427.5	$380.7	$369.5
Operating income	$50.2	$43.3	$65.2	$69.7	$190.6	$168.2	$173.2
Adjusted OIBDA	$57.7	$49.9	$81.3	$82.4	$222.4	$189.3	$189.5
Adjusted OIBDA margin	50.6%	50.4%	44.0%	44.9%	52.0%	49.7%	51.3%

Total advertising revenue	$98.6	$90.1	$157.7	$157.9	$379.4	$335.1	$330.3
Total theater attendance	175.6	165.1	308.8	327.0	637.4	667.2	643.0
Total advertising revenue per attendee	$0.56	$0.55	$0.51	$0.48	$0.60	$0.50	$0.51

Basis of Presentation

The results of operations data for the quarter and six months ended June 30, 2011 and July 1, 2010 were derived from the unaudited condensed financial statements included elsewhere in this prospectus and accounting records of NCM LLC and should be read in conjunction therewith, including the notes to such financial statements.

The results of operations data for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 were derived from the audited financial statements included elsewhere in this prospectus and accounting records of NCM LLC and should be read in conjunction therewith, including the notes to such financial statements.

We have a 52-week or 53-week fiscal year ending on the first Thursday after December 25. Fiscal years 2010 and 2009 contained 52 weeks while fiscal year 2008 contained 53 weeks. Throughout this prospectus, we refer to our fiscal years as set forth below:

Fiscal Year Ended	Reference in this Document
December 30, 2010	2010
December 31, 2009	2009
January 1, 2009	2008

Results of Operations

Quarter Ended June 30, 2011 and July 1, 2010

Revenue. Total revenue of the Company for the quarter ended June 30, 2011 was $114.0 million compared to $99.1 million for the quarter ended July 1, 2010, an increase of $14.9 million, or 15.0%. The increase in total revenue was primarily the result of an increase in total advertising revenue of $8.5 million or 9.4% (including revenue from our founding member beverage concessionaire agreements, or “beverage revenue”), in addition to the 73.0% increase in Fathom Events revenue from $8.9 million in 2010 to $15.4 million in the current quarter.

National advertising revenues of $78.4 million (including $10.7 million of beverage revenue) for the quarter ended June 30, 2011 increased 6.4% from $73.7 million (including $9.6 million of beverage revenue) for the quarter ended July 1, 2010. National advertising revenue (excluding beverage revenue) for the quarter ended June 30, 2011 increased $3.6 million or 5.6% to $67.7 million compared to $64.1 million for the quarter ended July 1, 2010. This increase was due to the continued expansion of our overall client base and an increase in the allocation to the current quarter of the annual content partner spending as compared to the second quarter of 2010. In addition, the higher content partner allocation and a favorable TV advertising scatter market contributed to an increase of 2.9% in national advertising CPMs (excluding beverage revenue). There was also a 6.4% increase in national advertising impressions sold that contributed to a slight decrease versus the second quarter of 2010 in the national inventory utilization to 91.5%. The increase in impressions related to a strong theatrical box office and the addition of network affiliates. The 11.5% increase in payments from the founding members for their beverage concessionaire agreements was due primarily to a combination of the impact of the annual contractual 6% beverage revenue CPM increase and a 5.7% increase in founding member attendance due to a strong theatrical box office and the AMC Kerasotes Acquisition completed in the second quarter of 2010. Our make-good reserve balance decreased to $2.0 million at June 30, 2011 from $4.6 million at July 1, 2010 due to strong theatre attendance at the end of the current quarter. The Company anticipates this reserve will be recognized as revenue in the third quarter of 2011.

Local advertising revenue increased $3.8 million or 23.2% to $20.2 million for the current quarter compared to $16.4 million for the quarter ended July 1, 2010. This increase was primarily due to the expansion of our network and an increase in the number of larger regional contracts as well as regional spending by nationally recognized clients. Local revenue per theatre attendee increased 20.0% to $0.12 per attendee for the second quarter of 2011 compared to $0.10 for the second quarter of 2010, notwithstanding the 6.4% increase in theatre attendance.

Total advertising revenue (including beverage revenue) per attendee for the quarter ended June 30, 2011 increased 1.8% to $0.56 per attendee compared to $0.55 for the quarter ended July 1, 2010. Excluding beverage revenue, total advertising revenue per attendee increased 2.7%. The increase in the advertising revenue per attendee was due to the 9.4% increase in total advertising revenue (including beverage), offset by the 6.4% increase in theatre attendance.

Fathom Events revenue increased 73.0%, to $15.4 million for the quarter ended June 30, 2011 as compared to $8.9 million for the quarter ended July 1, 2010. Our Fathom Consumer events revenue increased 168.9% primarily due to a 123% increase in events versus the second quarter of 2010, including additional Metropolitan Opera programs and many other arts and entertainment and cinema events. The Fathom Business division revenue remained consistent compared to the 2010 period as the division continues to be negatively impacted by the slow economic recovery. The total number of Fathom event sites utilized during the quarter ended June 30, 2011 increased 88.6% compared to the same period of 2010, primarily due to the increase in the number of Fathom Consumer events held and the expansion of the Fathom Events network.

Operating expenses. Total operating expenses for the quarter ended June 30, 2011 were $63.8 million compared to $55.8 million for the quarter ended July 1, 2010. The 14.3% increase in 2011 compared to the 2010 period was primarily the result of a 73.0% increase in our Fathom Event revenue, and a 9.2% increase in our advertising revenues (excluding beverage). Set forth below is a discussion of the operating expenses.

Advertising operating costs. Advertising operating costs of $5.9 million for the quarter ended June 30, 2011 increased 3.5% over the $5.7 million for the quarter ended July 1, 2010 due primarily to the increase in advertising revenue.

Fathom Events operating costs. Fathom Events operating costs of $10.7 million for the quarter ended June 30, 2011 increased $4.7 million or 78.3% compared to $6.0 million during the quarter ended July 1, 2010. The increase was primarily due to the increased revenue generated by the Fathom Consumer division resulting in an increase in payments to content producers due to the mix of events, as well as the increase in the revenue share payments to our founding members and affiliates.

Network costs. Network costs of $4.6 million for the quarter ended June 30, 2011 decreased compared to $5.0 million for the quarter ended July 1, 2010 due to lower maintenance costs related to the transition to the digital cinema projectors offset by costs associated with aging network equipment in theatres that have yet to install the new higher quality digital cinema equipment.

Theatre access fees. Theatre access fees were $14.8 million for the quarter ended June 30, 2011 compared to $13.4 million for the quarter ended July 1, 2010. The 10.4% increase for 2011 versus the 2010 period was primarily the result of a 5.7% increase in founding member attendance, driven in part by the attendance and screens added by the AMC Kerasotes Acquisition completed in the second quarter of 2010. The remaining increase was due to the annual increase in the amount per digital screen specified in the ESA and additional costs associated with our access to the higher quality digital cinema equipment.

Selling and marketing costs. Selling and marketing costs increased to $14.9 million, or 5.7% for the quarter ended June 30, 2011 compared to $14.1 million for the quarter ended July 1, 2010. This increase is primarily due to higher personnel costs including local sales commissions related to the 23.2% increase in local advertising revenue.

Administrative and other costs. Administrative and other costs for the quarter ended June 30, 2011 were $5.0 million compared to $4.2 million for the quarter ended July 1, 2010, an increase of 19.0%. The increase is due to increased personnel and consulting costs related to the development of our core advertising, scheduling and distribution systems and additional compensation expenses.

Administrative fee – managing member. Administrative fee-managing member for the quarter ended June 30, 2011 was $3.6 million compared to $3.1 million for the quarter ended July 1, 2010, an increase of 16.1%. This increase was primarily due to increased personnel costs including a $0.6 million increase in non-cash share-based compensation offset by a $0.2 million decrease in accrued bonuses.

Depreciation and amortization. Depreciation and amortization of $4.3 million for the quarter ended June 30, 2011 remained consistent with $4.3 million for the quarter ended July 1, 2010.

Net income. Net income generated for the quarter ended June 30, 2011 was $37.6 million, an increase of 38.2% compared to $27.2 million for the quarter ended July 1, 2010. The increase was due primarily to the 15.9% increase in operating income and a 20.4% decrease in net interest expense. The decrease in net interest expense is primarily due to a pre-tax non-cash charge of $2.0 million for the quarter ended June 30, 2011 compared to a pre-tax non-cash charge of $4.5 million for the quarter ended July 1, 2010 related to the change in fair value of our interest rate hedge of our senior secured credit facility due to changes in market interest rates.

Six Months Ended June 30, 2011 and July 1, 2010

Revenue. Total revenue of the Company for the six months ended June 30, 2011 was $184.8 million compared to $183.7 million for the six months ended July 1, 2010. This 0.6% increase for the 2011 period over the 2010 period was the result of an increase of $1.4 million, or 5.4%, in Fathom Events revenues, offset by a small decrease of 0.1%, in advertising revenue relating to lower first quarter 2011 revenue.

National advertising revenues of $124.9 million (including $18.9 million of beverage revenue) for the six months ended June 30, 2011 decreased 34.4% from $129.3 million (including $18.8 million of beverage revenue) for the 2010 period. National advertising revenue (excluding beverage revenue) for the six months ended June 30, 2011 decreased 4.1% to $106.0 million compared to $110.5 million for the six months ended July 1, 2010. This decrease was primarily due to the first quarter of 2010 having included a significant advertising contract from one client in the military category that was not repeated in the first quarter of 2011. Content partner commitment spending for the six months ended June 30, 2011 increased $3.0 million as compared to 2010. The decrease in national inventory utilization (excluding beverage revenue) to 82.8% for the six months ended June 30, 2011 from 85.4% for the six months ended July 1, 2010 was due to the decrease in national advertising revenue during the first half of 2011 as compared to the first half of 2010, offset by a 5.6% decrease in theatre attendance compared to the prior year period. The lower national inventory utilization related to the impact of the decrease in military spending, partially offset by continued expansion of our overall client base and a favorable TV advertising scatter market that contributed to a 4.0% increase in national advertising CPMs (excluding beverage revenue). The 0.5% decrease in payments from the founding members for their beverage concessionaire agreements was due primarily to a 4.7% decrease in founding member attendance due to a weaker box office during the first quarter of 2011, offset by the impact of the annual contractual 6% beverage revenue CPM increase.

Local advertising revenue increased $4.2 million or 14.7% to $32.8 million for the six months ended June 30, 2011 compared to $28.6 million for the six months ended July 1, 2010. This increase was primarily due to the expansion of our network and an increase in the number of larger regional contracts as well as regional spending by nationally recognized clients. Local revenue per theatre attendee for the six months ended June 30, 2011 increased 22.2% to $0.11 per attendee compared to $0.09 for the six months ended July 1, 2010 due to the increased sales revenue combined with a decrease in theatre attendance within our network of 12.0% compared to the comparable period in 2010.

Total advertising revenue per attendee (including beverage revenue) for the six months ended June 30, 2011 increased 6.3% to $0.51 per attendee, from $0.48 per attendee for the six months ended July 1, 2010. The increase in the advertising revenue per attendee was primarily due to the increase in local advertising revenue and the impact of the overall 5.6% decrease in attendance across our network.

Fathom Events revenue increased $1.4 million, or 5.4%, to $27.1 million for the six months ended June 30, 2011 compared to the 2010 period due to a 14.3% increase in Fathom Consumer revenue. This increase related to the diversification of programming categories and an increase in the number of events in the first half of 2011 versus 2010. The Fathom Business division revenue decreased slightly compared to 2010 as the division continues to be negatively impacted by the slow economic recovery. The total number of Fathom event sites utilized during the current six month period increased 42.0% compared to the same period of 2010, primarily due to a 53.5% increase in the number of Fathom Consumer events held and the expansion of the Fathom Events network.

Operating expenses. Total operating expenses for the six months ended June 30, 2011 were $119.6 million compared to $114.0 million for the 2010 period through July 1, 2010. The 4.9% increase for the six months ended June 30, 2011 compared to the same period of 2010 was the result of the impact of increases in local advertising and Fathom revenues and non-cash share-based compensation.

Advertising operating costs. Advertising operations costs of $9.4 million for the six months ended June 30, 2011 decreased 7.8% compared to $10.2 million for the 2010 period. This decrease was primarily the result of a decrease in costs associated with non-digital delivery of our preshow due to the 7.3% increase in digital screens.

Fathom Events operating costs. Fathom Events operating costs of $18.3 million for the six months ended June 30, 2011 increased 7.0% compared to $17.1 million during the 2010 period. The increase was the result of additional payments to content producers and revenue share to our founding members and affiliates directly related to the increased revenue generated by the Fathom Consumer division.

Network costs. Network costs of $9.2 million for the six months ended June 30, 2011 decreased compared to $9.7 million for the six months ended July 1, 2010 due to lower maintenance costs related to the transition to digital cinema projectors offset by costs associated with aging network equipment in theatres that have yet to install the new higher quality digital cinema equipment.

Theatre access fees. Theatre access fees were $26.9 million for the six months ended June 30, 2011 compared to $26.3 million for the comparable 2010 period. The 2.3% increase for the first six months of 2011 versus the first six months of 2010 was the result of the annual 5% increase per digital screen and additional costs associated with our access to the higher quality cinema equipment, offset by a 4.7% decrease in founding member attendance.

Selling and marketing costs. Selling and marketing costs increased to $29.5 million for the six months ended June 30, 2011 compared to $27.2 million for the six months ended July 1, 2010, an increase of 8.5%. This increase was primarily due to higher personnel costs including increased sales commissions for our regional and Fathom Consumer business, as well as an $0.8 million increase in non-cash share-based compensation expense.

Administrative and other costs. Administrative and other costs for the six months ended June 30, 2011 were $9.8 million compared to $8.6 million for the 2010 period. The 14.0% increase in the six month period ended June 30, 2011 as compared to the six month period ended July 1, 2010 is primarily due to increased personnel costs of $1.4 million which included additional personnel associated with the growth of our business and a $0.2 million increase in non-cash share-based compensation offset by lower professional services.

Administrative fee – managing member. Administrative fee-managing member for the six months ended June 30, 2011 was $7.6 million compared to $6.6 million for the six months ended July 1, 2010, an increase of 15.2%. This increase was primarily due to increased personnel costs including a $1.5 million increase in non-cash share-based compensation offset partially by a $0.5 million decrease in accrued bonuses.

Depreciation and amortization. Depreciation and amortization expense increased $0.6 million to $8.9 million for the first six months of 2011 compared to $8.3 million for the same period in 2010 as a result of increased amortization expense recognized on additional intangible assets recorded related to the annual and special Common Unit Adjustment. We expect full year 2011 depreciation and amortization to increase over 2010 due to the increases in amortization of the intangible assets that were recorded during 2011.

Net income. Net income generated for the six months ended June 30, 2011 increased 6.8% to $42.7 million compared to net income for the six months ended July 1, 2010 of $40.0 million. The increase was due primarily to a $6.1 million decrease in net interest expense offset by a $4.5 million decrease in operating income. The decrease in net interest expense is primarily due to a pre-tax non-cash charge of $0.8 million for the six months ended June 30, 2011 compared to a pre-tax non-cash charge of $6.2 million for the six months ended July 1, 2010 related to the change in fair value of our interest rate hedge of our senior secured credit facility due to changes in market interest rates.

Years Ended December 30, 2010 and December 31, 2009

Revenue. Total revenue of the Company for the year ended December 30, 2010 was $427.5 million compared to $380.7 million for the 2009 period, an increase of $46.8 million, or 12.3% over the 2009 period. The increase in total revenue was the result of an increase in total advertising revenue of $44.3 million or 13.2% (including beverage revenue) and a 5.5% increase in Fathom Events revenue.

National advertising revenues of $309.1 million (including $37.2 million of beverage revenue) for the year ended December 30, 2010 increased 13.2% from $273.1 million (including $36.3 million of beverage revenue) for the 2009 period. National advertising revenue (excluding beverage revenue) for the year ended December 30, 2010 increased $35.1 million or 14.8% to $271.9 million compared to $236.8 million for the 2009 period. This increase was due to the continued expansion of our overall client base and a favorable TV advertising scatter market, which contributed to an increase in inventory utilization (excluding beverage revenue) to 101.5% for the year ended December 30, 2010 as compared to 87.5% for the year ended December 31, 2009. Our inventory utilization was also impacted by a 4.4% decrease in advertising impressions available for sale compared to the prior year period due primarily to the lower overall industry attendance, partially offset by the addition of several network affiliate theatre circuits. The higher inventory utilization and robust TV advertising scatter market contributed to a 5.7% increase in national advertising CPMs (excluding beverage revenue). The 2.5% increase in payments from the founding members for their beverage concessionaire agreements was due primarily to the impact of the annual contractual 6% beverage revenue CPM increase, partially offset by a 3.4% decrease in founding member attendance. The decrease in founding member attendance reflects lower overall industry attendance, offset by the acquisition of certain Kerasotes theatres (previously a network affiliate) by AMC and Regal. Our make-good reserve balance of $2.8 million at December 30, 2010 increased from a balance of $0.3 million at December 31, 2009. This increase is the result of an under-delivery of certain advertising contracts during the fourth quarter of 2010 related to lower than anticipated theatre attendance, particularly in the PG-13 and R rating categories.

Local advertising revenue increased $8.3 million or 13.4% to $70.3 million for the year ended December 30, 2010 compared to $62.0 million for the 2009 period. The increase is primarily due to increases in the number of larger regional contracts and an increase in the level of spending by smaller businesses. The Company’s number of local advertising contracts increased 8.8%, while the average contract value increased 3.9%. Local revenue per theatre attendee increased 22.2% to $0.11 per attendee for the full year of 2010 compared to $0.09 for the 2009 period, due to the increase in revenue combined with a 4.5% decrease in theatre attendance.

Total advertising revenue (both including and excluding beverage revenue) per attendee for the year ended December 30, 2010 increased 20.0%. Total advertising revenue per attendee (excluding beverage revenue) increased 20.0% to $0.60 from $0.50 for the 2009 period. The increase in the advertising revenue per attendee is due to the impact of a 13.2% increase in total advertising revenue, combined with the 4.5% decrease in theatre attendance.

Fathom Events revenue increased 5.5% or $2.5 million to $48.0 million for the year ended December 30, 2010 compared to the 2009 period. Our Fathom Consumer events revenue increased 10.1% due to increased revenues across the sports, arts and concert categories during the year ended 2010 compared to the 2009 period.

Operating Expenses. Total operating expenses for the year ended December 30, 2010 were $236.9 million, an increase of 11.5% from $212.5 million for the 2009 period. Set forth below is a discussion of the more significant operating expenses.

Advertising Operating Costs. Advertising operating costs of $21.7 million for the year ended December 30, 2010 increased 8.5% from the $20.0 million for the 2009 period. This increase was primarily the result of the 14.5% increase in our revenues (excluding beverage) as the revenue increase resulted in a $0.6 million increase in the payments made to our network affiliate theatre circuits. The impact of significantly higher revenue was partially offset by a decrease of 11.7% in advertising affiliate attendance, primarily due to the AMC and Regal Kerasotes acquisition in the second quarter of 2010, which shifted those theatres and screens from an affiliate revenue share arrangement to the theatre access fee and beverage advertising arrangement set forth in our long-term ESA agreements. Network affiliate attendance represented 11.5% of total attendance for the year ended 2010 versus 12.4% for the 2009 period as the shift from the AMC and Regal Kerasotes acquisition has been partially offset by the addition of new network affiliates. The increase in advertising revenue also contributed to a $0.5 million increase in advertising supply costs, including expenses directly related to the delivery of the advertising pre-show, as well as the incremental expenses related to 3D advertising contracts.

Fathom Events Operating Costs. Fathom Events operating costs of $32.4 million for the year ended December 30, 2010 increased 11.3% compared to $29.1 million during the 2009 period. The increase was primarily the result of an increase in content payments related to an increase in the number of weekend events, and the increase in variable event expenses related to the event revenue increase. Direct event expenses related to corporate clients increased due to higher concessions and equipment rental driven by the mix of events, while certain other Fathom operating costs, including film rentals, decreased due to the decrease in the Fathom Business division revenues.

Network Costs. Network costs of $20.0 million for the year ended December 30, 2010 increased 7.5% compared to $18.6 million for the 2009 period due primarily to an increase in personnel costs, including incentive compensation related to the increased levels of OIBDA versus internal targets, and increased share based compensation expense due to the annual issuance of share based instruments in the first quarter of 2010 as well as an increase in personnel associated with the expansion of the Company’s network. Other operating expenses, including network maintenance and network and media operations, were at levels for the year ended December 30, 2010 that are consistent with those for the 2009 period despite a 3.8% increase in the total digital network screens operated to 16,003 from 15,413 in 2009. This increase was due primarily to the conversion to digital of non-digital screens by certain network affiliates.

Theatre Access Fees. Theatre access fees were $52.6 million for the year ended December 30, 2010 compared to $52.7 million for the 2009 period. The decrease for 2010 versus the 2009 period was the result of a 3.4% decrease in founding member attendance, due primarily to a weaker theatrical film slate. The impact of the decrease in founding member attendance was partially offset by the increase related to the AMC and Regal Kerasotes acquisition in the second quarter of 2010 and the annual 5% rate increase per digital screen and additional costs related to the new digital cinema screens that the Company began connecting to its network during 2010.

Selling and Marketing Costs. Selling and marketing costs increased to $57.9 million for the year ended December 30, 2010 compared to $50.2 million for the 2009 period, or an increase of 15.3%. Selling and marketing costs have increased primarily due to local sales commissions as well as other increasing personnel costs, including incentive compensation related to the achievement of annual sales levels in excess of internal targets.

Administrative and Other Costs. Administrative and other costs for the year ended December 30, 2010 was $17.9 million compared to $14.8 million for the 2009 period, an increase of 20.9%. This increase was primarily due to increased personnel costs, including incentive compensation related to the achievement of increased levels of OIBDA versus internal targets, and increased share-based compensation expense due to the annual issuance of share based instruments in the first quarter of 2010.

Administrative Fee—Managing Member. Administrative fee—managing member for the year ended December 30, 2010 was $16.6 million compared to $10.8 million for the 2009 period, an increase of 53.7%. This increase was primarily due to increased personnel costs, including incentive compensation related to the achievement of increased levels of OIBDA versus internal targets, and increased share-based compensation expense due to the annual issuance of share based instruments in the first quarter of 2010 included in personnel costs for NCM Inc. employees, partially offset by cost savings in professional services.

Depreciation and Amortization. Depreciation and amortization expense increased 14.1% or $2.2 million to $17.8 million for the year ended December 30, 2010, compared to $15.6 million for the 2009 period, primarily as a result of increased amortization expense recognized on intangible assets added in accordance with the annual common unit adjustment.

Net Income. Net income generated for the year ended December 30, 2010 was $139.5 million an increase of 8.6% over the $128.5 million for the year ended December 31, 2009. The increase was due primarily to the 13.3% increase in operating income offset by an increase in net interest expense. The increase in net interest expense is primarily due to a $5.3 million non-cash charge for the year ended December 30, 2010 as compared to a $7.0 million non-cash credit for the year ended December 31, 2009 in interest expense related to the change in fair value of our interest rate hedge of our senior secured credit facility due to changes in market interest rates.

Years Ended December 31, 2009 and January 1, 2009

Revenue. Total revenue of the Company for the year ended December 31, 2009 was $380.7 million compared to $369.5 million for the 2008 period, an increase of $11.2 million, or 3.0% over the 2008 period. The increase in total revenue was the result of an increase in total advertising revenue of 1.5% (including beverage revenue) and a 17.0% increase in Fathom Events revenue.

National advertising revenues of $273.1 million (including $36.3 million of beverage revenue) for the year ended December 31, 2009 increased 2.5% from $266.4 million (including $43.3 million of beverage revenue) of revenue for the 2008 period. National advertising revenue (excluding beverage revenue) for the year ended December 31, 2009 increased $13.7 million or 6.1% to $236.8 million compared to $223.1 million for the 2008 period, primarily due to an increase in inventory utilization (excluding beverage revenue) to 87.5% for the year ended December 31, 2009 as compared to 79.7% for the year ended January 1, 2009 and a 6.4% increase in advertising impressions available for sale. The increase in inventory utilization was primarily due to the continued broadening of our overall client base. The impact on revenue from inventory utilization and impressions was somewhat offset by a 5.5% decrease in CPMs due to a soft market television pricing environment. The decrease in payments from the founding members for their beverage concessionaire agreements was primarily due to a reduction in the amount of beverage advertising time acquired by two of our founding members from 90 to 60 seconds, as compared to the 90 seconds acquired during the year ended January 1, 2009, offset slightly by a contractual annual 8% increase in beverage advertising CPM and the additional attendance increase associated with the Consolidated Theatres acquired by Regal in the second quarter of 2008.

Local advertising revenue decreased $1.9 million or 3.0% to $62.0 million for the year ended December 31, 2009 compared to $63.9 million for the 2008 period. The decrease is primarily due to one less week in the fiscal year and the economic conditions present in 2009 and its effect on local and regional businesses. Local revenue per theatre attendee decreased slightly to $0.09 per attendee for the full year of 2009 compared to $0.10 for the 2008 period, due to the combination of slightly lower revenue coupled with a 3.8% attendance increase across our network.

Total advertising revenue per attendee for the year ended December 31, 2009 was $0.50 per attendee, which represents a decrease of 1.96% compared to the 2008 period. The slight decrease in the advertising contract value per attendee was due to the impact of a 1.5% increase in revenue versus a 3.8% increase in theatre attendance, excluding beverage revenue, total advertising revenue per attendee increased 2.3%.

Fathom Events revenue increased $6.6 million, or 17%, to $45.5 million for the year ended December 31, 2009 compared to the 2008 period. This increase was due to continued growth in our Fathom Consumer events division offset by a decrease in our Fathom Business events division which was adversely impacted by the soft economy as larger corporate clients delayed their marketing and employee communication events. Our Fathom Consumer events business revenue benefited from the continued expansion of our live network capabilities and broadening of programming distributed over our theatre network, resulting in a 49.8% increase in the Fathom Consumer division’s number of event locations.

Operating Expenses. Total operating expenses for the year ended December 31, 2009 were $212.5 million compared to $196.3 million for the 2008 period. The 8.3% increase in 2009 compared to the 2008 period was primarily the result of an increase in advertising operating costs, Fathom Events costs, network costs and selling and marketing costs, which are primarily the result of the increase in our national advertising (excluding beverage) and Fathom Events revenues. Set forth below is a discussion of the more significant operating expenses.

Advertising Operating Costs. Advertising operating costs of $20.0 million for the year ended December 31, 2009 increased 7.0% over the $18.7 million for the 2008 period. This increase was primarily the result of the increase in national advertising revenue (excluding beverage) resulting in an increase of 16.0% in associated payments made to our advertising affiliates pursuant to our contractual agreements under which the payment is based on a percentage of revenue displayed in those theatres. This is due to an increase of 1.1% in advertising affiliate attendance. The overall number of network affiliate screens decreased for 2009 as compared to 2008, due to the loss of one advertising affiliate during 2008. Network affiliate screens represented 14.3% of total network screens for 2009 versus 17.2% in 2008.

Fathom Events Operating Costs. Fathom Events operating costs of $29.1 million for the year ended December 31, 2009 increased 15.9% compared to $25.1 million during the 2008 periods due to the increase in revenues associated with a 27.7% increase in the number of events and the high level of variable event expenses associated with those events.

Network Costs. Network costs of $18.6 million for the year ended December 31, 2009 increased 9.4% compared to $17.0 million for the 2008 period due primarily to the increase in size of our digital network and increased maintenance expenses related to aging network equipment in theatres. Total digital network screens operated during 2009 increased to 15,413 from 15,263 in 2008, or an increase of approximately 1.0%.

Theatre Access Fees. Theatre access fees were $52.7 million for the year ended December 31, 2009 compared to $49.8 million for the 2008 period. The increase for 2009 versus the 2008 period was the result of a 4.2% increase in founding member attendance, including the addition of AMC Loews for the full year ended December 31, 2009.

Selling and Marketing Costs. Selling and marketing costs increased to $50.2 million for the year ended December 31, 2009 compared to $47.9 million for the 2008 period, or an increase of 4.8%. Selling and marketing costs have increased primarily due to increases in personnel and operating costs of our online business as well as increased marketing initiatives to support our expanding business, an increase in bad debt expense primarily related to our local advertising business, offset slightly by a decrease in local sales commissions associated with lower sales revenues.

Administrative and Other Costs. Administrative and other costs for the year ended December 31, 2009 was $14.8 million compared to $14.5 million for the 2008 period, an increase of 2.0% primarily due to increased personnel costs, including share-based compensation expense, partially offset by a decrease in professional fees, travel and other costs due to various cost savings efforts implemented by management during the year.

Administrative Fee—Managing Member. Administrative fee—managing member costs for the year ended December 31, 2009 was $10.8 million compared to $9.7 million for the 2008 period, an increase of 11.3% primarily due to increased personnel costs, including share-based compensation expense, included in personnel costs for NCM Inc. employees, partially offset by a decrease in professional fees due to various cost savings efforts implemented by management during the year at NCM Inc.

Depreciation and Amortization. Depreciation and amortization expense increased 25.8% in 2009 compared to the 2008 period primarily as a result of increased depreciation on capital expenditures made to support the growth of our network, including network equipment installed in network affiliate theatres and amortization expense recognized on additional intangible assets associated with new founding member theatres added to our network in accordance with the common unit adjustment agreement.

Net Income. Net income generated for the year ended December 31, 2009 was $128.5 million compared to net income for January 1, 2009 of $95.3 million, primarily related to lower net interest expense partially offset by a prior year impairment charge and charge for distributions to noncontrolling interests in excess of proportionate share of earnings. The decrease in net interest expense is primarily due to a $7.0 million non-cash credit for the year ended December 31, 2009 as compared to a $14.2 million non-cash charge for the year ended January 1, 2009 in interest expense related to the change in fair value of our interest rate hedge of our senior secured credit facility due to the bankruptcy of Lehman, as well as lower market interest rates on the unhedged portion of our debt. For the year ended January 1, 2009, we had an $11.5 million non-operating impairment charge which related to our investment in a start-up advertising company as discussed in Note 11 to the audited financial statements included elsewhere in this prospectus.

Known Trends and Uncertainties

The current macro-economic environment, and continued late breaking national television scatter advertising market in general, present uncertainties that could impact our results of operations, including the timing and amount of spending from our advertising clients and collections of accounts receivable. However, the impact to our business associated with these issues is mitigated somewhat due to factors including the growth in our advertising client base, the effectiveness of cinema advertising relative to other advertising mediums, and the effectiveness and increasing scale of our national network and the related increase in salable advertising impressions and Fathom live broadcast locations. During the third and fourth quarter of 2010, we added several new affiliate theatres to our national network including: Metropolitan Theatres Corporation, Great Escape Theatres and RC Theatres. In the first half of 2011 we have added Consolidated Theatres acquired by Regal in 2008, as well as several new affiliates including Rave Cinemas, LLC and Showplex Cinemas, Inc. During the third quarter of 2011 we will add Digital Cinema Destinations, Corp., VSS Southern Theatres and Coming Attractions. In total, these contracted new founding member and affiliate theatres that have joined or will join our network, are expected to add nearly 47 million new attendees on a full-year pro-forma basis, which we expect may result in up to 650 million new salable national advertising impressions. Our sales force either has integrated or will integrate these additional impressions into the advertising sales process during the remainder of 2011 and we expect that these attendees will then be additive to our revenue, operating income and cash flow. We are discussing network affiliate relationships with other theatre circuits that could be added during the remainder of 2011 or thereafter. We believe that the continued growth of our network will continue to strengthen our selling proposition and competitive positioning versus other national advertising platforms.

Under the ESAs, up to 90 seconds of the FirstLook program can be sold to our founding members to satisfy their on-screen advertising commitments under their beverage concessionaire agreements. During 2011 and in 2010, we sold 60 seconds to our founding members. We expect to continue to sell 60 seconds of time to the founding members in the remainder of 2011 and for the foreseeable future.

We remain involved in discussions with the founding member circuits to explore a restructuring of the Fathom Events business relationship. The discussions are on-going and we do not know how the existing relationship might be changed or if it will be changed. Any change to the Fathom Events business relationship with the founding members would likely have to be approved by a special independent committee of NCM, Inc.’s board, nine of NCM Inc.’s ten directors and a majority of all independent directors.

In July 2011 we amended our credit facility agreement and completed a private placement of $200 million in aggregate principal amount of 7.875% Senior Notes due in 2021. A portion of the proceeds were used to prepay $175 million of unhedged outstanding term loan borrowings under our senior secured credit facility. In conjunction with this bond placement we also restructured our existing revolving credit agreement by expanding the availability from $80 million to $119 million and extending the term from February 13, 2013 to December 31, 2014. As a result of these transactions, we have significantly extended the maturities of our debt structure as well as increased our liquidity. Due to the higher interest rate on the bonds versus our senior secured credit facility term loan, we expect our interest expense on borrowings to increase by $5.8 million for second half of 2011 compared to the second half of 2010.

Financial Condition and Liquidity

Liquidity and Capital Resources

As of June 30, 2011, our cash and cash equivalents balance was $9.8 million, a decrease of $4.0 million compared to the balance of $13.8 million as of December 30, 2010. In addition, we had access to $45.0 million of borrowing availability on our revolving credit facility as of June 30, 2011 for total liquidity availability of $54.8 million compared to $43.8 million at December 30, 2010. Our cash balances will fluctuate due to the seasonality of our business and related timing of collections of accounts receivable balances and operating expenditure payments, as well as available cash payments (as defined) to our founding members and managing member, interest payments on our term loan and principal payments on debt.

We have generated and used cash as follows (in millions):

	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009
Operating cash flow	$72.3	$61.5	$163.6	$149.4	$136.2
Investing cash flow	$(5.7)	$(4.2)	$(7.1)	$(10.4)	$(16.6)
Financing cash flow	$(70.6)	$(85.2)	$(180.5)	$(135.3)	$(93.0)

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Operating Activities. The increase in cash provided by operating activities for the six months ended June 30, 2011 versus the six months ended July 1, 2010 was primarily due to the increase in operating income, timing of normal operating expenses as well as the timing of the collection of accounts receivable balances. The increase in cash provided by operating activities for the year ended December 30, 2010 versus the 2009 period was primarily due to changes in the timing of the collection of accounts receivable balances and the timing of normal operating expenses. The increase in cash provided by operating activities for the year ended December 31, 2009 versus the 2008 period was primarily due to higher revenue levels and changes in the timing of the collection of accounts receivable balances and the timing of payments for normal operating expenditures.

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Investing Activities. The cash used in investing activities for the six months ended June 30, 2011 increased compared to the six months ended July 1, 2010 due to higher capital expenditures for property and equipment. The decrease in cash used for investing activities for year ended December 30, 2010 compared to the 2009 period was primarily due to increased capital expenditures offset by the proceeds from the sale of fixed assets to one of our founding members. The decrease in cash used for investing activities for the year ended December 31, 2009 versus the 2008 period was primarily due to lower levels of capital expenditures. The 2008 period included amounts for the purchase of equipment and related installation for certain network affiliate theatres.

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Financing Activities. The decrease in cash used for financing activities for the six months ended June 30, 2011 versus the six months ended July 1, 2010 was primarily due to a net decrease in net repayments on our revolving credit agreement in 2011 as compared to 2010, lower available cash distributions to our founding members due to lower operating income and an increase in share-based compensation unit settlements. The increase in cash used for financing activities for the year ended December 30, 2010 versus the 2009 period was due to an increase in net repayments on borrowings on our revolving credit agreement, due to the restructuring of the revolving credit agreement as discussed in Note 8 to the audited financial statements included elsewhere in this prospectus. In addition, in 2010 we distributed additional available cash distributions to our founding members and managing member as compared to 2009. The increase in cash used for financing activities for the year ended December 31, 2009 versus the 2008 period was primarily due to lower net proceeds from borrowings and higher available cash distributions to our founding members as defined in the NCM LLC operating agreement.

Sources of Capital and Capital Requirements. NCM LLC’s primary sources of liquidity and capital resources are its operating activities and availability under its revolving credit facility. Refer to Note 11 to the unaudited condensed financial statements included elsewhere in this prospectus and “—Known Trends and Uncertainties” above for a detailed discussion of the debt transactions in the third quarter of 2011.

Management believes that future funds generated from our operations and cash on hand should be sufficient to fund working capital requirements, our debt service requirements, and capital expenditure and other investing requirements, through the next 12 months. Cash flows can be impacted by the seasonality experienced in advertising revenues, changes in interest on borrowings and to a lesser extent theatre attendance. We are required pursuant to the terms of our operating agreement to distribute our available cash, as defined in the operating agreement, to our members (the founding members and NCM Inc.). The available cash distribution to the members of NCM LLC for the six months ended June 30, 2011 was $54.3 million.

Capital Expenditures. Capital expenditures of NCM LLC have typically been related to digital content system and “back-office” capitalized software upgrades developed primarily by our programmers, equipment required for our NOC and content production and post-production facilities, office leasehold improvements, desktop equipment for use by our employees, and in certain cases, the costs necessary to digitize all or a portion of a network affiliate’s theatres when they are added to our network. Capital expenditures for the six months ended June 30, 2011 were $6.3 million (including $1.1 million associated with network affiliate additions) and for the year ended December 30, 2010 were $10.4 million (including $3.3 million associated with network affiliate additions) compared to $8.6 million (including $0.5 million associated with network affiliate additions) for the 2009 period. The capital expenditures have typically been satisfied through cash flow from operations. All capital expenditures related to the DCN within our founding members’ theatres have been made by the founding members under the ESAs. We expect they will continue to be made by the founding members in accordance with the ESAs.

We expect to make approximately $13.0 million to $15.0 million of capital expenditures in fiscal 2011, primarily for upgrades to our digital content system, distribution software and our internal management systems, including our advertising inventory optimization, management and reporting systems, our internet site and network equipment related to currently contracted network affiliate theatres. We expect these upgrades and improvements to our management reporting systems, which are intended to provide additional advertising scheduling and placement flexibility for our clients, should enhance our operating efficiencies, including allowing us to better manage our advertising inventory, and prepare us for continued growth. Our capital expenditures may be increased should we decide to add any additional network affiliates to our network. We expect that additional expenditures, if any, would be funded in part by additional cash flows associated with those new network affiliates. The commitments associated with our operating lease requirements are included in “—Contractual and Other Obligations” below. We also expect 2011 depreciation and amortization to increase over 2010 due to the addition of the future common unit adjustment intangible assets.

Financings

Senior Secured Credit Facility. On February 13, 2007, concurrently with the closing of the IPO of NCM Inc., we entered into a senior secured credit facility with a group of lenders. The facility was amended on June 20, 2011 in connection with the issuance of the original notes. The facility consists of a $119.0 million revolving credit facility that matures on December 31, 2014 and a $725.0 million term loan facility that matures on February 13, 2015. The revolving credit facility portion is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the credit agreement, and a portion is available for letters of credit.

The outstanding balance of the term loan facility at June 30, 2011 and December 30, 2010 was $725.0 million. The outstanding balance under the revolving credit facility at June 30, 2011 and December 30, 2010 was $35.0 million and $50.0 million, respectively. As of June 30, 2011, the effective rate on the term loan was 5.3% including the effect of the interest rate swaps (both the swaps accounted for as hedges and those that are not). The interest rate swaps hedged $550.0 million or 76% of the $725.0 million term loan at a fixed interest rate of 6.484% while the unhedged portion was at an interest rate of 1.75%. The applicable margin on the term loan was lowered to 1.5% from 1.75% as a result of an upgrade of the corporate credit rating by the credit rating agencies specified in the credit agreement, in the first quarter of 2011. The weighted-average interest rate on the unhedged revolver was 2.3%. Commencing with the fourth fiscal quarter in fiscal year 2009, the applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC and its subsidiaries, if any (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement). The senior secured credit facility also contains a number of covenants and financial ratio requirements, with which the Company was in compliance at June 30, 2011, including the consolidated net senior secured leverage ratio. There are no borrower distribution restrictions as long as the Company’s consolidated net senior secured leverage ratio is below 6.5 times and the Company is in compliance with its senior secured credit facility covenants. As of June 30, 2011, its consolidated net senior secured leverage ratio as calculated in accordance with the senior secured credit facility was 3.5 times, while the covenant was 6.5 times.

On March 19, 2009, the Company gave an $8.5 million note payable to Credit Suisse, Cayman Islands Branch, or Credit Suisse, with no stated interest to settle the $10.0 million contingent put obligation and to acquire the $20.7 million outstanding principal balance of debt of IdeaCast, Inc., or IdeaCast, a provider of advertising to fitness centers and health clubs throughout the United States, and certain other out-of-home advertising networks including airlines and theme parks (together with all accrued interest and other lender costs required to be reimbursed by IdeaCast). The note was paid in full on January 15, 2011. At issuance the Company recorded the note at a present value of $7.0 million. At December 30, 2010, $1.2 million of the balance was recorded in current liabilities. Interest on the note was accreted at the Company’s estimated incremental cost of debt based on then current market indicators over the term of the loan to interest expense.

Critical Accounting Policies

The significant accounting policies of NCM LLC are described in Note 2 to the audited financial statements included elsewhere in this prospectus. Certain accounting policies involve significant judgments, assumptions and estimates by management that have a material impact on the carrying value of certain assets and liabilities, which management considers critical accounting policies. The judgments, assumptions and estimates used by management are based on historical experience, knowledge of the accounts and other factors, which are believed to be reasonable under the circumstances and are evaluated on an ongoing basis. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of NCM LLC.

Allowance for Doubtful Accounts. The allowance for doubtful accounts represents management’s estimate of probable credit losses inherent in its trade receivables, which represent a significant asset on the balance sheet. Estimating the amount of the allowance for doubtful accounts requires significant judgment and the use of estimates related to the amount and timing of estimated losses based on historical loss experience, consideration of current economic trends and conditions and debtor-specific factors, all of which may be susceptible to significant change. Account receivable balances are charged against the allowance, while recoveries of amounts previously charged are credited to the allowance. A provision for bad debt is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. To the extent actual outcomes differ from management estimates, additional provision for bad debt could be required that could adversely affect earnings or financial position in future periods.

Share-Based Compensation. NCM Inc.’s Equity Incentive Plan is treated as an equity plan under the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718, and the determination of fair value of options for accounting purposes requires that management make complex estimates and judgments. NCM Inc. utilizes the Black-Scholes option pricing model to estimate the fair value of its options. This model requires that NCM Inc. make estimates of various factors used. The following assumptions were used in the valuation of the options:

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Expected life of options—The expected life of the options is determined by using the average of the vesting and contractual terms of the options (the “simplified method” as described in SEC Staff Accounting Bulletin 110). Due to the short length of time over which its options have been outstanding, NCM Inc. has not developed a historical option exercise experience and has determined that the simplified method is a reasonable basis to estimate the expected life of the options.

•	Risk free interest rate—The risk-free interest rate is determined by using the applicable Treasury rates as of the grant dates, commensurate with the expected terms of the options.

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Expected volatility—NCM Inc. closed its IPO on February 13, 2007. Since the length of time NCM Inc.’s shares have been publicly traded is shorter than the contractual terms of its options, we believe historical volatility may not be completely representative of future stock price trends. As a result, we estimate expected volatility based on comparable companies and industry indexes as well as on NCM Inc.’s historical volatility for stock price volatility.

•	Dividend yield—The estimated dividend yield was determined using management’s expectations based on estimated cash flow characteristics and expected long-term dividend policy.

Recent Accounting Pronouncements

For a discussion of the recent accounting pronouncements relevant to our business operations, see the information provided under Note 3 to the unaudited condensed financial statements included elsewhere in this prospectus.

Related-Party Transactions

For a discussion of the related-party transactions, see the information provided under Note 5 to the unaudited condensed financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

Our operating lease obligations, which primarily include office leases, are not reflected on our balance sheet. See “—Contractual and Other Obligations” for further detail. We do not believe these arrangements are material to our current or future financial condition, results of operations, liquidity, capital resources or capital expenditures.

Contractual and Other Obligations

Our contractual obligations at December 30, 2010 were as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Borrowings(1)	$776.2	$1.2	$50.0	$725.0	$—
Future interest on borrowings(2)	181.8	41.7	134.7	5.4	—
Office leases	19.4	1.6	4.4	4.3	9.1
Network affiliate agreements(3)	14.0	4.9	6.7	2.4	—

Total contractual cash obligations	$991.4	$49.4	$195.8	$737.1	$9.1

(1)	We have an $80.0 million variable rate revolving credit facility of which $50.0 million was outstanding at December 30, 2010. Debt service requirements under this agreement depend on the amounts borrowed and the level of the base interest rate, in addition to a commitment fee on the unused portion of the revolving credit facility. See further discussion of the senior secured credit facility under “—Financial Condition and Liquidity—Financings” above.
(2)	The amounts of future interest payments in the table above are based on the amount outstanding on the term loan, estimated rates of interest over the term of the variable rate portion and the rates in effect on our interest rate swaps. The terms of the senior secured credit facility required us to hedge the cash flow variability of interest for at least 50% of the term loan. In March of 2007, we entered into fixed interest rate swap arrangements hedging $550.0 million ($137.5 million of which was with Lehman and in February 2010 was transferred to Barclays) of the $725.0 million senior secured credit facility at a fixed interest rate of 6.734%. In addition, we have a variable rate revolving credit facility. Debt service requirements under this agreement depend on the amounts borrowed and the level of the base interest rate, in addition to a commitment fee on the unused portion of the revolving credit facility. See further discussion of the senior secured credit facility under “—Financial Condition and Liquidity—Financings” above.
(3)	The value in this table represents the maximum potential payout under the revenue guarantees made by us to our network affiliates. No revenue guarantee amounts have ever been paid under these agreements and no liabilities were recorded as of December 30, 2010. For additional details see the information provided under Note 11 to the audited financial statements included elsewhere in this prospectus.

There were no material changes to our contractual obligations as of June 30, 2011, however in July 2011 we completed a restructuring of our indebtedness. Refer to Note 11 to the unaudited condensed financial statements included elsewhere in this prospectus and “–Known Trends and Uncertainties” above for a detailed discussion of the debt transactions in the third quarter of 2011.

The amended and restated ESAs entered into at the completion of NCM Inc.’s IPO require payments based on a combination of founding member attendance and the number of digital screens of each founding member. The amount relating to the attendance factor will vary from quarter to quarter and year to year as theatre attendance varies while the amount relating to the screens factor will be more predictable but will also vary quarter to quarter and year to year as screens are converted to digital screens and other screens are added or removed through acquisition, divestiture or closure activities of the founding members. The payments made to founding members also will vary due to the escalation of the rates paid for each factor pursuant to the amended and restated ESAs. The table above does not include amounts payable under the amended and restated ESAs as they are based on variable factors, which are not capable of precise estimation.

Seasonality

Our revenue and operating results are seasonal in nature, coinciding with the timing of marketing expenditures by our advertising clients and to a lesser extent the attendance patterns within the film exhibition industry. Advertising expenditures and theatre attendance tend to be higher during the second, third, and fourth fiscal quarters and are correlated to theatre attendance levels and new product releases and advertising client marketing priorities and cycles. The actual quarterly results for each quarter could differ materially depending on these factors or other risks and uncertainties. Based on our historical experience, our first quarter typically has less revenue than the other quarters of a given year due primarily to lower advertising client demand and lower theatre industry attendance levels. Accordingly, there can be no assurances that seasonal variations will not materially affect our results of operations in the future. The following table reflects the quarterly percentage of total revenue for the fiscal years ended 2009 and 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2009	19.3%	24.4%	25.1%	31.2%
FY 2010	19.8%	23.2%	29.4%	27.6%

Quantitative and Qualitative Disclosures About Market Risk

The primary market risk to which we are exposed is interest rate risk. We have entered into variable-to-fixed interest rate swap arrangements economically hedging $550.0 million of the $725.0 million term loan outstanding at June 30, 2011 at a fixed interest rate of 6.484%. At June 30, 2011 the current interest rates on that debt are lower than those implicit in the hedge, thus a 100 basis point fluctuation in market interest rates would have the effect of increasing or decreasing our cash interest expense by approximately $2.1 million for an annual period on a total of $210.0 million of unhedged debt (which includes $35.0 million outstanding on our revolver). Because each of our interest rate swaps was in a liability position at June 30, 2011, we are not currently exposed to counterparty risk related to the swaps. Due to the debt restructuring, beginning in the third quarter of 2011 we will be exposed to only the interest rate risk on the outstanding revolver balance as the remaining term loan of $550.0 million is subject to the interest rate swap arrangements described above and the $200.0 million in aggregate principal amount of 7.875% senior notes due in 2021 will be at a fixed rate. Refer to Note 11 to the unaudited condensed financial statements included elsewhere in this prospectus and “–Known Trends and Uncertainties” above for a detailed discussion of the debt transactions in the third quarter of 2011

BUSINESS

The Company

NCM LLC was organized on March 29, 2005 and began operations on April 1, 2005. NCM Inc., the sole manager of NCM LLC, held 48.7% of the common membership units in NCM LLC as of June 30, 2011. Our founding members, AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the U.S., held the remaining 51.3% of NCM LLC’s common membership units.

Description of Business

Overview

We operate the largest digital in-theatre media network in North America through which we sell in-theatre and online advertising and promotions and Fathom Events (both business and consumer entertainment events). Our advertising pre-show called “FirstLook,” LEN programming and Fathom Events are distributed across our DCN and live DBN, utilizing our proprietary DCS. We have long-term ESAs with our founding members and multi-year agreements with several network affiliates. The ESAs and network affiliate agreements grant us exclusive rights in their theatres, subject to limited exceptions, to sell advertising and to sell and distribute entertainment programming and meeting and communication services through our Fathom Events division.

We currently derive revenue principally from the following activities:

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Advertising: We develop, produce, sell and distribute several versions of FirstLook on theatre screens and advertising programming on our LEN. We also sell other forms of advertising and promotions in theatre lobbies. For the six months ended June 30, 2011 and the year ended December 30, 2010, advertising accounted for 85.3% and 88.7%, respectively, of our total revenue.

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Fathom Events and Other: We produce, market and distribute entertainment programming through the Fathom Consumer division and multi-site corporate communication and marketing events through the Fathom Business division to theatres across our DCN (for pre-recorded events) and DBN (for both live and pre-recorded events). Our Fathom Business division also facilitates business meetings and church services in individual movie theatres throughout our theatre network. For the six months ended June 30, 2011 and the year ended December 30, 2010, Fathom Events accounted for 14.7% and 11.3%, respectively, of our total revenue.

We believe that the reach and digital delivery capability of our network provide an effective platform for national and local advertisers to reach a large, young and affluent audience on a highly-targeted, engaging and measurable basis, and for corporations to market to their customers and communicate with their employees. During 2010, approximately 690 million patrons attended movies shown in theatres in which NCM LLC currently has exclusive cinema advertising agreements in place. A summary of the screens in our advertising network is set forth in the table below:

Our Network

(As of June 30, 2011)

	Advertising Network				Fathom Events DBN
	Theatres	Digital Screens	Total Screens	% of Total	Digital Screens
Founding Members	1,172	14,610	15,291	84.3%	723
Network Affiliates	271	2,165	2,846	15.7%	237
Total	1,443	16,775	18,137	100.0%	960

On-Screen Advertising

Our on-screen digital FirstLook pre-feature show consists of national and local advertising, as well as behind the scenes “making-of” and other entertainment content provided by our content partners. The pre-feature show generally ranges in length from 20 to 30 minutes and ends at or about the advertised show time. We distribute several versions of FirstLook each month, including versions for each movie rating that are customized with the theatre circuit’s branding and a version called FirstLook Play designed for a young audience and played generally before “G” rated animated films. In April 2010, we began delivering our first 3D advertising campaigns; 3D ads are placed in a 3D pod that runs at the end of the FirstLook program prior to 3D films.

The majority of our entertainment content segments are provided to us under exclusive multi-year contractual arrangements with leading media and entertainment companies that we refer to as content partners. Under the terms of the contracts, our content partners make available to us original content segments and make commitments (generally two years) to buy a portion of our advertising inventory at a specified CPM. The original content produced by these content partners typically features behind-the-scenes interviews with producers, directors and actors or “making-of” segments relating to feature films, upcoming broadcasts or cable television shows. In addition, we have an exclusive cell phone courtesy PSA reminding moviegoers to silence their cell phones and refrain from texting during the showing of the feature film.

National advertising is sold on a CPM basis, while local advertising is sold on a per-screen, per-week basis. While we generally sell our network as a national network by film rating or groups of ratings, we also have the ability to sell portions of our network on a regional basis or by individual film or film genre grouping, offering national advertisers a way to target specific audience demographics, at various price points and overall cost levels, which expands the number of potential clients.

The pre-feature advertising begins with a three to five-minute looping segment that consists of a digital carousel of static and moving slide images primarily for local advertisers. This digital carousel can loop partially or repeatedly and provides a mechanism to contract or expand depending on the time between feature film presentations. The local advertisements shown in the digital carousel are generally our lowest cost advertising inventory. We often bundle time in the digital carousel presentation with other local on-screen or lobby advertising inventory.

Following the conclusion of the digital carousel, the branded FirstLook pre-show commences. FirstLook and FirstLook Play were created in order to provide a more entertaining pre-feature program for theatre patrons and a more targeted and effective advertising platform for our advertising clients by integrating full-motion local and national advertising with entertainment content segments primarily provided by our content partners.

FirstLook is comprised of up to four segments, each approximately four to seven minutes in length. Segment four, the first section of FirstLook, begins approximately 20 to 25 minutes prior to the advertised show time and generally includes local advertising. Segment three typically begins approximately 18 minutes prior to the advertised show time and features primarily 15 or 30-second local or regional advertisements by individual theatres, or across an entire DMA® or series of DMAs®. Segment three also includes a two and one-half minute entertainment content segment. Segment two and segment one run closest to the advertised show time and feature primarily national advertisements. Both segment two and segment one include a two and one-half minute entertainment content segment provided by our content partners, along with national advertisements which are generally 30 or 60 seconds, including a 60 second advertisement at the end of segment one for the circuits’ beverage supplier. Segment two and segment one begin approximately 13 minutes and eight minutes, respectively, before the advertised show time.

In April 2010, we began selling 3D advertising that runs prior to select 3D films. The 3D advertisements are placed at the end of the 2D portion of the FirstLook pre-show, in front of feature film trailers (primarily 3D) and the 3D feature film. These 3D ads provide advertising CPMs that have an average 50% to 100% higher than average 2D pricing due to the improved recall (based on third-party research) associated with those 3D ads. Theatre patrons are prompted to put their glasses on prior to the 3D portion of the FirstLook so they can be kept on throughout the end of the FirstLook pre-show, during the film trailers and 3D feature film. This structure is designed to provide a better theatre patron experience.

As of June 30, 2011, approximately 93% of our total screens are part of our DCN representing approximately 94% of our total network attendance. As of June 30, 2011, nearly 5,900 of our 18,100 total screens are equipped with more powerful digital cinema projectors, with the remainder comprised of LCD projectors. The non-digital screens display national advertisements on 35 mm film or “rolling stock” and local advertisements using slide carousels.

The film trailers that typically run before the feature film are not part of FirstLook. Film trailers do not begin until after the FirstLook program ends at or about the advertised show time.

We offer multiple versions of FirstLook each month that include advertising content that is appropriate for a specific film rating category and branding of the specific theatre operator. This programming flexibility provides advertisers with the ability to target specific audience demographics and gives us the ability to ensure that the content and advertising is age-appropriate for the movie audience. We rotate the entertainment content segments between theatres approximately every two weeks to ensure that frequent moviegoers are entertained by fresh content segments.

Our goal in creating FirstLook as a branded entertainment program is to create a new “first release window” for advertising into the marketplace, similar to the way films are released first in cinemas. To that end, we encourage advertisers to provide us with advertisements before they are shown on other media platforms, different versions of those advertisements, or original content that is specifically created for cinema. We also offer pre- and post-production services to our clients (primarily local), for a fee, to enhance the quality of the content we display.

The FirstLook program also includes time slots for founding member and network affiliate advertisements to promote various activities associated with the operation of the theatres, including concessions, online ticketing partners, gift card and loyalty programs, special events presented by the theatre operator and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service or products sold in the theatre. This time is provided by us to the theatre operator at no charge and generally includes 45 seconds within 15 minutes of show time, 15 seconds of which will be placed within 11 minutes of show time, and the remainder placed at our discretion. We may move the placement of the theatre operator advertisements up to one minute further from the advertised movie show time if we sell additional advertising units to third parties that precede the founding member advertisements.

Currently, under the ESAs the last 60 seconds of the FirstLook program is sold to all of our founding members. Prior to 2008, 90 seconds had been sold to all of our founding members. During 2008 the founding members renegotiated their agreements with their beverage supplier and as a result the on-screen beverage advertising was reduced to 60 seconds and NCM LLC began to sell the other 30 seconds to other clients. This time is used to satisfy the circuits’ on-screen advertising commitments under their beverage concessionaire agreements. This time is priced on an agreed CPM, which increases each year as specified in the ESA.

The arrangements with our founding members relating to on-screen advertising for their beverage concessionaires, and the agreements with our content partners and the cell phone PSA combined represented approximately $57.4 million or 31.1% of our total revenue for the six months ended June 30, 2011, and $115.0 million or 26.9% of our total revenue for the year ended December 30, 2010.

Lobby Network and Promotions

Lobby Entertainment Network. Our LEN is a network of television and high-definition plasma screens strategically located throughout the lobbies of a majority of our digitally equipped theatres. As of June 30, 2011, our LEN had 2,702 screens in 1,263 founding member and network affiliate theatres connected to our DCN. The LEN screens are strategically placed in high-traffic locations such as concession stands and film queuing and other waiting areas. Programming on our LEN consists of an approximately 30-minute loop of branded entertainment content segments created specifically for the lobby with advertisements running between each segment. Our LEN programming has the same programming flexibility as the FirstLook on-screen programming. The LEN is currently displaying the same program simultaneously on all lobby screens within a given theatre, which we believe provides the maximum impact for our advertisers. We sell national and local advertising on the LEN individually or bundled with on-screen or other lobby promotions. The LEN programming includes up to two minutes for founding member advertisements to promote activities associated with the operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, special events presented by the theatre operator, vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service. Additionally, subject to certain limitations, the LEN programming includes up to two minutes (one minute of which we provide to the founding member at no cost and one minute of which the founding member may purchase) to promote certain non-exclusive cross-marketing relationships entered into by the theatre operators for the purpose of increasing theatre attendance, which we call strategic programs.

Under the terms of the ESAs, the founding members also have the right to install additional screens in their theatre lobbies, which would not display our LEN programming, and would be used to promote strategic programs or their theatre concessions, ticketing partners, gift card and loyalty programs, special events presented by the founding member and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service.

Lobby Promotions. We also sell a wide variety of advertising and promotional products in our theatre lobbies. These products can be sold individually or bundled with on-screen or LEN advertising. Lobby promotions typically include:

•	advertising on tickets and concession items such as beverage cups, popcorn bags and kids’ trays;

•	coupons and promotional materials, which are customizable by film or film rating category and are distributed to ticket buyers at the box office;

•	product sampling and display; and

•	signage throughout the lobbies, including posters, banners, counter cards, danglers, floor mats, standees and window clings.

Under the terms of the ESAs, the founding members may conduct a limited number of lobby promotions at no charge in connection with the promotion of motion pictures and their strategic programs; however, such activities will not reduce the lobby promotions inventory available to us.

Our ability to provide in-lobby marketing and promotional placements in conjunction with our other marketing solutions allows us to provide integrated marketing products to advertisers with multiple interactions with theatre patrons throughout the movie-going experience, which we believe is a competitive advantage over other national media platforms.

Branded Entertainment Websites and Mobile Applications

In 2009, we launched our branded consumer entertainment website, ncm.com, and updated our FathomEvents.com website and launched our online advertising network. In 2010 we launched our first two mobile apps, Movie Mystic and Movie Night Out and launched a new website movienightout.com. Our websites and apps are meant to be an extension of our FirstLook pre-show in order to expand our advertising reach to online and mobile consumers and provide an opportunity to create a unique integrated bundle of marketing products for our clients. As part of our online advertising network strategy, we are developing and operating our websites and mobile apps through our existing media production and technology group and selling the advertising on our advertising network primarily through our existing sales forces and believe that additional revenue can be developed with limited incremental investment and operating costs. We will employ several marketing strategies to drive traffic to our websites and promote the download of our apps including placing ads within our FirstLook pre-show. As of June 30, 2011, our online advertising network included 42 entertainment websites, (including our 100% owned sites), with approximately 50 million unique visitors monthly. This vertically integrated online ad network provides advertisers the ability to target online entertainment consumers while providing publishers a way to benefit from our sales infrastructure and the integration and bundling with our in-theatre network.

Fathom Events

Our Fathom Events business focuses on the marketing and distribution across our digital network of live and pre-recorded entertainment programming to consumers and meeting and communication services to businesses. We believe our network provides a highly attractive high-definition distribution network to content owners to be used for individual programs or program series and also creates promotional opportunities for national brands through event sponsorships. Our Fathom Consumer events have included live and pre-recorded concerts featuring contemporary music, opera and symphony, DVD product releases and marketing events, theatrical premieres, Broadway plays, live sporting events and other special events. In 2010 we distributed our first ever live 3D event in select theatres. Event content is broadcast live over our DBN or on a pre-recorded basis over both our DBN and DCN and may be encrypted for piracy protection. As of June 30, 2011, our network has the capability to deliver:

•	live high definition or “up-converted” standard definition content to 960 screens with up to four screens per theatre; and

•	high-definition pre-recorded content to virtually all of our 16,775 digital screens on our DCN network.

We advertise our Fathom Consumer entertainment events either through a digital trailer shown after FirstLook or advertisements during FirstLook using designated slots and/or unsold advertising inventory, on lobby posters, on our LEN, our various websites and apps and in some cases through radio trade-outs or paid media in select publications. We have developed content and cross-marketing relationships with several live content promotion companies and other owners of entertainment content. We believe that these partnerships and other new relationships that we are establishing will provide us with a consistent supply of programming as a Fathom relationship provides additional marketing channels for bands, promoters and content owners. We had several successful live events, including the New York Metropolitan Opera, Bill O’Reilly and Glenn Beck’s Bold and Fresh Tour, A Prairie Home Companion, Glenn Beck’s Broke, DCI Live and The Big Four concert, to name a few of the over 70 events we held during 2010, a 25% increase over the number of 2009 events.

Our Fathom Business division facilitates live and pre-recorded networked and single-site business meetings, corporate communication and marketing events and church services in movie theatres. These events are typically, but not exclusively, scheduled from Monday through Thursday during off-peak hours when theatre attendance for movies is traditionally low. Clients can also communicate on a live basis to audiences located in auditoriums connected to our DBN locations. As of June 30, 2011, there were 960 screens connected to our DBN for our corporate marketing events. At all of our DCN locations, in-person presentations can be made or pre-recorded content can be distributed over our DCN and presented as part of a national presentation. All content may be encrypted to protect against piracy. Our business communications and marketing events enhance the educational, entertainment and promotional value of a presentation by utilizing the big screen, high-resolution digital projection and audio all in front of comfortable stadium seating. Our network also facilitates large networked meetings in multiple locations across the U.S. We are able to offer our corporate clients a single point of contact and standardized pricing across our network, which dramatically increases the efficiency of booking multi-location events. We promote our Fathom Events divisions throughout the theatre, on the internet and through other select media outlets such as trade publications. We held corporate communications and marketing events in over 8,800 theatre locations during 2010 (a 9.9% decrease compared to 2009), including events with several Fortune 1000 companies and worship services with over 200 religious organizations.

Sales and Marketing

In-Theatre Advertising. We sell our in-theatre and online advertising products and event sponsorships through our national and local sales teams. We market our advertising products through our marketing group located primarily in our New York City sales office.

As of December 30, 2010, we had 32 advertising sales related personnel (including management and sales support staff) within our national sales group. During 2010, approximately 44% of the total compensation of the national sales staff was related to bonus or commission, which is based on achieving certain sales targets, with commissions or bonuses shared across the entire team in order to enhance coordination and teamwork. Our national sales organization has proven to be highly profitable and scalable as we have not added a significant number of sales personnel as our network has expanded. Our national sales staff is located in our sales offices in New York City, Woodland Hills (outside Los Angeles) and Chicago.

Our regional sales staff, comprised of account directors and telesales representatives, is located throughout the country, with each covering an average of approximately 117 screens. Their responsibility is to sell cinema advertising to direct local clients as well as larger regional advertisers. During 2010, approximately 76% of the compensation for local sales staff was based on an individual’s sales commission on collected sales. As our network and local business grows, it may require the addition of sales personnel to cover the new markets or screens. For example, in 2011 we expect to hire approximately 16 additional local sales personnel in conjunction with the Rave and Consolidated Theatre screens joining our network during the year. As of December 30, 2010, we had 154 sales personnel (including management and sales support staff) within our local and regional sales groups that generally work out of their homes located within the markets they sell.

Over the past several years, we have increased our national and local (including regional) advertising revenue by expanding the number of clients and client categories through sales outreach and several marketing tactics, including expansion and improvement of research provided to clients. We aggressively market and sell directly to clients as well as advertising agencies. We also on occasion place advertising in national trade publications, and from time to time have commissioned third-party market research to assist our sales team. We believe that improved research regarding cinema advertising and our network has provided our customers with compelling statistical evidence of the superiority of our advertising products relative to television and other traditional advertising mediums based on metrics such as brand recognition, message recall, and likeability. In addition, we believe that we are capturing increasing market share from traditional advertising media platforms such as broadcast TV by establishing cinema advertising as a more accountable and effective advertising medium relative to other media. As of December 30, 2010, we had 31 personnel based in New York and Denver that focus on the marketing, research and public relations aspects of our advertising business.

Fathom Events. As of December 30, 2010 we had a staff of 25 (including management) that is dedicated to sales and a staff of six that market our Fathom Events business. In fiscal 2010, we facilitated approximately 8,800 Fathom Business sites (a decrease of 9.9% over 2009), and held 74 Fathom Consumer events (an increase of 25% over 2009) attended by approximately 1,900,000 patrons (an increase of 6% over 2009). The Fathom Business services are marketed primarily through trade publications, on the internet and attendance at various trade shows. Fathom Consumer events are marketed primarily using designated and unsold inventory in the FirstLook pre-show, trailers after FirstLook, one sheets and other marketing materials in theatre lobbies, through our websites and apps and internet sites of our programming partners and other cross marketing activities including radio and cable TV advertising.

Media and Creative Services

Our media and creative services department uses state of the art, proprietary and non-proprietary technologies and practices to ensure the highest possible cinema quality presentation for the creation of the FirstLook, LEN presentations and all of our other in-theatre marketing products, associated with our Fathom businesses. We believe the expertise of this group in optimizing content for cinema playback within our FirstLook pre-show, Fathom Events and our internet sites and mobile apps, has been instrumental in our ability to provide a better experience for the theatre patron and to enhance our ability to attract and retain our on-screen advertising clients, build and retain relationships with network affiliates and market our Fathom events. We provide a full spectrum of 2D services and in 2010 began 3D production and post-production services to our advertising clients on a per contract fee basis, including audio enhancements, color correction and noise reduction. While most of the content we receive from our clients is high definition, as part of our post-production process we “up-convert” any standard definition content that we receive to high-definition format and quality cinema surround sound, ensuring a high quality, high impact presentation of our clients’ content and advertisements. Our expertise and experience in cinematic production and our ability to tailor advertisements developed for television to a high-definition cinema playback format facilitates the ability of national advertisers to display content originally provided for television thus optimizing their original investment for the big-screen presentation. We also offer creative and production services to our clients (primarily local), developing full sight, sound and motion high-definition advertisements from concept to completion. This service substantially reduces the obstacles for smaller clients to invest in cinema-quality advertising. During 2010 we produced over 60% of the local advertisements that played across our networks. Additionally, our media and creative services ensure the consistent image and sound quality of the pre-feature and event content distributed over our network, which we believe has a positive impact on the audience reaction to and recall of our content and advertisements, as well as the overall quality of movie goers’ experience. Our founding members also engage us for the production of their on-screen concession product advertisements and policy trailers.

Technology and Other Corporate Branding

We utilize our digital media expertise, our proprietary DCS and various digital network technologies to deliver high-quality cinema advertising and live and pre-recorded Fathom Events to our network theatres. These technologies facilitate the delivery of a high-quality entertainment experience and provide advertising clients a lower cost and more programming flexibility than 35 mm “rolling stock” historically used in cinema advertising. Moreover, our technology allows significant operational and scheduling flexibility to our advertising clients that can target various demographic groups by location, film rating or film title and measure advertising audience size and efficiently monitor and provide audit data of the on-screen playback.

We employ two satellite networks to distribute content to our theatres. Our DCN, which is the combination of a satellite distribution network and a terrestrial network utilizing several carriers, is used to distribute our FirstLook and FirstLook Play content to 16,775, 1,443 theatres and over 3.4 million seats. Our DBN satellite network is used to support our live Fathom Events by broadcasting live feeds to 960 screens in 669 theatres and nearly 241,000 theatre seats.

The satellite technology we use provides a cost-effective means to deliver live and pre-recorded digital content to theatres. We employ a variety of technologies that “wrap” around the satellite process to help provide uninterrupted service to theatres. For example, our proprietary DCS has automated implementation capabilities that allow for data files to be multicast to theatres over a large footprint. Our digital content system operated in our NOC, combined with in-theatre systems that are connected to the in-theatre management systems are interfaced with our satellite provider network to dynamically control the quality, placement, timing of playback and completeness of content within specific auditoriums. The integrated DCN (including the DCS software) is controlled by our NOC in our Centennial, Colorado headquarters, which supports and monitors approximately 61,000 network hardware devices and more than 319,000 maintenance alarm technology points on the network as of December 30, 2010.

Through our NOC, we have access to and can monitor and initiate repairs to the equipment in our entire digital network of theatres. Our NOC operates 24 hours a day, seven days a week. Digital content is uploaded from our NOC and distributed through the DCN to theatres in advance of playback. The content is delivered via multicast technology to all theatres in our network and received by our theatre management system where it is held until displayed in specified theatre auditoriums according to its contract terms. Each theatre auditorium has a client-server architecture that controls the content to be shown in the auditoriums or over the LEN in the theatre lobby. After the theatre management system receives digital content, confirmation of content playback is returned via satellite to our NOC to be included in “post” reports provided to our advertising clients.

In 2009, we began the transition of our production capabilities to the new digital cinema platform, including the ability to distribute and display 3D advertising and events. As part of this effort, our capabilities are being expanded to encode digital content files for the digital cinema standard (JPEG 2000). The industry rollout of the digital cinema projectors and servers for feature films began to accelerate in 2010 when the Digital Cinema Integration Partners, LLC, or DCIP, financing was completed by our three founding member theatre circuits. In order to provide for the connection of the new higher quality digital cinema equipment to our advertising and Fathom networks, we agreed to an amendment of the ESAs that will increase our founding member theatre access fee over time as the digital cinema system is connected to our advertising network. These new systems will not only provide higher quality 2D images, they will also expand our capability to provide 3D advertising and 3D live and pre-recorded events. It is expected that over the next 24 to 36 months the vast majority of our founding member screens will be equipped with the new digital cinema equipment. These founding member installations, combined with the digital cinema installations of our network affiliates, are expected to provide an enhanced digital cinema presentation for approximately 90% of our approximately 678 million annual theatre attendees. As of June 30, 2011 we had nearly 5,900 screens within our digital network that were connected to digital cinema projection equipment.

Other Out-of-Home Networks

In 2007, we invested in IdeaCast. In 2009, the assets of IdeaCast were acquired through a debt restructuring and contributed to another digital adverting company, resulting in NCM LLC owning a minority interest in the new combined company called RMG Networks, Inc., or RMG. RMG operates networks that distribute advertising to out-of-home venues including fitness centers, health clubs, coffee shops, and drug stores throughout the U.S. and certain airlines. Our investment in RMG is meant to provide an incubation platform for other out-of-home digital advertising networks while our management team focuses on maximizing the growth opportunities associated with our core theatre advertising and Fathom Events businesses. As the digital out-of-home sector continues to consolidate we believe that out-of-home targeted advertising networks like RMG will grow in importance to major advertisers and agencies and thus garner increasing market share of advertising spending, providing a potential future growth engine for NCM LLC as our cinema advertising business matures.

Our Competitive Strengths

We believe that our key competitive strengths include:

Superior National Advertising Network

We believe that our national advertising network delivers measurable results by allowing for effective targeting of marketing messages to a large, young and affluent audience, yielding a superior return on investment for advertisers as compared to traditional national and local media platforms. As a result, we are able to compete more effectively for marketing spending by local and national advertisers through our relationships with a diversified group of local and national advertisers and agencies throughout the U.S. The following are the key competitive strengths of our advertising network:

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Extensive National Market Coverage. Our contractual agreements with our founding members and network affiliates provide long-term exclusive access, subject to limited exceptions, to the largest network of digitally equipped theatres in the U.S. and allow us to sell advertising nationwide which we distribute using our advertising network. As of June 30, 2011, our advertising network included 16,775 digital screens (14,610 operated by our founding members) and 18,137 screens in total (15,291 operated by our founding members) located in 1,443 theatres (1,172 operated by our founding members) in 47 states and the District of Columbia. During 2010, the total advertising network theatre attendance was approximately 637 million (564 million from our founding members), which represented a 4.5% decrease from 2009. Our network represented approximately 50% of the total U.S. theatre attendance, with some of the most modern and highly attended theatres in the industry, as measured by screens per location and attendance per screen. At December 30, 2010, the average screens per theatre in our network was 12.6 screens, 1.5 times the U.S. theatre industry average, and the aggregate annual attendance per screen of theatres included in our network during 2010 was 37,378, versus the U.S. theatre industry average attendance per indoor screen of 36,642, using metrics reported by NATO. In addition, as of June 30, 2011, our advertising network had theatres in the largest U.S. markets, including each of the top 25 DMAs®, 49 of the top 50 DMAs®, and 175 DMAs® in total. As of December 30, 2010, approximately 75% of our screens (77% of our attendance) were located within the top 50 U.S. DMAs® and approximately 35% of our screens (40% of our attendance) were located within the top 10 U.S. DMAs®. At the end of 2010, theatres within our advertising network represented nearly 70% of the total theatre attendance in theatres that showed national advertising in both the top 10 and top 25 U.S. DMAs® and 63% for all DMAs®, providing a very attractive platform for national advertisers who want exposure in larger markets or on a national basis. We plan to continue to expand our network through the addition of new network affiliates and theatres built or acquired by existing network affiliates. In addition, under the terms of the ESAs and common unit adjustment agreement all new theatres built or acquired (subject to existing advertising sales agreements) by our founding members will become part of our network. This expansion will continue to improve our geographic coverage and enhance our ability to compete with other national advertising mediums. Over the next 24 to 36 months, we expect the vast majority of our network in our founding member theatres and certain network affiliates will be connected to higher quality digital cinema projectors that will further improve the on-screen presentation for advertisers and allow us to display 3D advertising throughout our network.

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Targeted, Flexible Advertising Medium. Our digital network technology gives us the flexibility to distribute content to specific theatres or screens, geographic regions, or demographic groups based on film title, film rating category or film genre. As a result, our clients can deliver a targeted advertising message, using high quality sight, sound and motion, across our entire national digital network. Further, our technology shortens distribution lead times, reduces our advertising clients’ operating costs and enables us to respond quickly to client requests to change advertising content.

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Access to a Highly Attractive Demographic Segment. We offer advertisers the ability to reach young and affluent consumers. According to a Nielsen Cinema Audience Report study conducted in the second quarter of 2010, typical movie goers are young, with 48% between the ages of 12-34. These moviegoers are affluent, with a mean household income of over $77,000 (9% higher than the national average); and well-educated, with 33% of the heads of these households having a Bachelor’s degree or higher (14% greater than the national average), according to the GfK MRI TwelvePlus Study. We believe that this demographic is highly coveted by advertisers and is far more effectively reached in cinema than most traditional media platforms.

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Engaged Theatre Audience. We believe that cinema advertising benefits from the impact of the big screen, high quality visual presentation, and digital surround sound presented in an engaged, distraction-free theatre environment. Cinema advertising is one of the few media platforms that the viewer does not have the ability to skip or turn off. According to industry studies, theatre advertising is more effective than advertising shown on television as measured by unaided recall rates. We believe that the impact of our on-screen advertising (representing 80% of our total advertising revenue) presentation will be further enhanced by the new digital cinema equipment currently being installed in our network theatres.

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Superior Audience Measurability. We receive weekly attendance information by film, by rating and by screen for 100% of our founding member theatres and the majority of the theatres operated by our network affiliates, which allows us to report to clients the audience size for each showing of a film and our pre-show. We also obtain third-party research that provides us with the percentage of the total attendance that is in their seats at various times prior to the advertised show time. The sharing of this information with our national clients gives us a distinct competitive advantage over traditional media platforms that are based on significant extrapolations of a very small sample of the total audience.

Since NCM Inc.’s February 2007 IPO, the founding members have added approximately 800 net new screens to our network. This excludes the 2010 acquisition of certain Kerasotes theatres by AMC and Regal, as they were already a part of our network through network affiliate agreements. While these acquisitions did not expand our network, they did increase our OIBDA margins and extended the term of our agreements with respect to Kerasotes’ over 900 screens from less than two years to the approximately 27 years then remaining in the primary term of the ESAs. In June 2011, the Consolidated Theatre circuit, which was acquired by Regal in 2008, added 397 screens to our network along with 435 screens acquired by Rave and in the third quarter of 2011 we expect to add another 15 Rave screens. During the first half of 2011 we entered into multi-year network affiliate agreements with Showplex Cinemas, Inc. with 83 screens, Digital Cinema Destinations, Corp. with 100 screens, Coming Attractions with 157 screens and VSS-Southern Theatres with 278 screens, all of which will join our advertising network in 2011. These 2011 additions combined with the full year effect of the 86 theatres with 826 network affiliate screens that were added to our network in 2010 are expected to further enhance our market share of theatre attendance by increasing our 2011 network attendance by over 72 million attendees. This increased advertising reach and improved geographic coverage is expected to improve our competitive positioning versus television, the internet and other traditional national advertising networks.

Scalable, State-of-the-Art Digital Content Distribution Technology

Our use of the combination of a satellite and terrestrial network technology, combined with the design and functionality of our DCS and NOC infrastructure make our network efficient and scalable and allow us to target specific audiences desired by our advertising clients and provide scheduling flexibility that is similar to advertising on television. Our proprietary DCS provides many distribution, scheduling, reporting and auditing features. We currently distribute over 3.4 million digital content files per day through our DCS. Our DCS also provides the ability to electronically change advertisements from our NOC as required by advertising clients, which shortens lead times and provides increased flexibility to change messages or target specific audiences for our advertising clients. Our DCN combined with a telephone bridge can also facilitate two-way interaction amongst participants attending Fathom Business meetings. Through our separate DBN, we can distribute live programming to nearly 700 locations at June 30, 2011.

As of June 30, 2011, our advertising network has approximately 16,800 digital screens, covering approximately 94% of our network attendance. In 2010, we began to connect our DCN to the higher quality digital cinema projectors being installed by our founding members and network affiliates. As of June 30, 2011, we had nearly 5,900 screens within our digital network that were connected to digital cinema projection equipment. These digital cinema projectors will provide a much higher quality 2D image and the ability to project 3D advertising on screens that are equipped with 3D technology.

Our NOC, DCS and other network software also provide us with the capability to directly monitor over 61,000 in-theatre network devices and 319,000 maintenance alarm technology points within our theatre network on a near real-time 24 / 7 basis as of December 30, 2010, providing high network reliability and timely reporting as required by our advertising clients. Given the scalability of our NOC and distribution technology, we have increased the number of devices and alarm points with minimal additional expenditures and expect to benefit from this scalability in the future as we add new theatres operated by our founding members and from existing network affiliate relationships and the addition of new network affiliate circuits. During 2010 we also began to install in select theatres a new device that we created (and have filed for a patent) to monitor sound levels in theatre auditoriums and report any variations from pre-set standards to our NOC. This provides us with an additional value proposition for our advertising clients versus TV and other competing media networks. While our network capabilities are now primarily used within the current theatre environment, we believe they could be easily adapted to the new digital cinema equipment being installed in theatres within our network as well as other out-of-home environments.

Innovative, Branded Digital Pre-Feature Content

We believe that our digital entertainment and advertising pre-feature programs, FirstLook and FirstLook Play (whose target audience is young children), provide a high-quality entertainment experience for patrons and an effective marketing platform for advertisers. We have branded our pre-feature shows, FirstLook, to reinforce our goal of creating the “first release window” for advertising into the marketplace, similar to the way that films are released first in cinemas. We partner with leading media and entertainment companies to provide more original content for the audience and more impact for the advertiser. In fact, our research has indicated that the percentage of theatre patrons who had a negative impression of our pre-show has dropped from approximately 25% in 2003 when our pre-show was launched to approximately 4% in 2010. We have also designed the FirstLook programs with separate local and national “pods,” consistent with the placement on television networks. In addition, in 2010 we began to produce a 3D segment of the FirstLook. We believe that the ability to distribute 3D advertisements across our national network is a future growth area for us. Also, our relationships with leading media and entertainment companies under exclusive multi-year contractual agreements, who we refer to as our content partners, provide high quality entertainment content that is dispersed throughout the show. In addition to providing a high quality pre-show, the multi-year contracts with our content partners, our cell phone courtesy PSA and arrangements to satisfy our founding members’ on-screen marketing obligations to their beverage concessionaires provide a significant up-front revenue commitment, accounting for 31% of our total revenue for the six months ended June 30, 2011. According to customer research conducted by us and independent research companies, the production of a higher quality branded pre-feature program improves the entertainment experience for patrons as well as the effectiveness of the advertising message. This combined with the design of the FirstLook pre-shows and our distribution technology ensures that all advertisements end approximately at the advertised show time, which we believe will continue to result in improvements in the entertainment value and marketing effectiveness of the FirstLook and FirstLook Play pre-shows.

Integrated Marketing Products

Along with our on-screen advertising opportunities, we offer advertisers the opportunity to integrate and reinforce their on-screen advertisements with various online marketing, in-lobby and Fathom Event sponsorships.

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Our online marketing includes advertisement placement on our ncm.com, FathomEvents.com, and movienightout.com websites and on our Movie Mystic and Movie Night Out mobile apps, and throughout websites that are part of our online advertising network that as of June 30, 2011 includes 42 entertainment websites (including our 100% owned sites) with approximately 50 million monthly unique visitors.

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Our in-lobby marketing programs include advertisements displayed on television or high-definition plasma screens, posters, tickets, box office coupon handouts, popcorn bags and beverage cups and on-site product sampling opportunities. According to Nielsen Media Research studies conducted between the first and third quarter of 2010, movie patrons spend, on average, approximately 10 minutes in the theatre lobby (before, during and after the last movie that they saw in the theatre).

•	Our Fathom Event sponsorships provide companies the opportunity to associate their brand with Fathom Events as part of in-theatre and online event advertising as well as during event pre-shows.

Exposing patrons to an integrated marketing campaign of online, in-lobby, Fathom Events marketing products and on-screen advertising creates a consistent marketing message through multiple touch points during the entire movie-going or Fathom Event experience, from choosing a film or event online through the subsequent entertainment experience in the theatres and subsequent online/mobile social interaction. Also, by integrating on-screen advertising with our in-lobby, online and Fathom Events marketing programs, we believe our advertisers can extend the exposure for their brands and products and create an interactive “relationship” with the consumer that is not available with broadcast or cable television or traditional display advertising. Our chief creative officer, other creative personnel and our marketing team assist advertisers in creating entertaining, fully integrated online and cinema marketing campaigns with maximum impact.

Strong Operating Margins with Limited Capital Requirements

Our annual Adjusted OIBDA margins have been consistently strong, ranging from approximately 50% to 52% over the last four years. See “Selected Financial Data—Notes to the Selected Historical Financial and Operating Data” for a discussion of the calculation of Adjusted OIBDA margin and the reconciliation to operating income. In addition, our founding members and their DCIP joint venture have invested substantial capital to deploy, expand and upgrade the network equipment within their theatres including the recent deployment of the higher quality digital cinema equipment. Due to the network equipment investments made by our founding members and DCIP joint venture in new and acquired theatres and the requirements in the ESAs to make future investments for equipment replacements and the scalable nature of our NOC and other infrastructure, we do not expect to make major capital investments to grow our operations as our network of theatres expands. We are in the process of integrating our DCS with the new digital cinema projection equipment being installed by our founding members and certain network affiliates. While this integration is not expected to increase our capital expenditures significantly, we will be contributing to a portion of the increased operating expenses associated with the higher quality digital cinema equipment primarily with maintenance and higher cost projector bulbs used by that new digital cinema equipment. As we believe that there will be opportunities to increase our advertising and Fathom revenue through access to these higher quality digital cinema projectors, we do not anticipate that the higher operating costs will significantly impact our OIBDA growth. The combination of our strong operating margins and our limited capital expenditures, ranging from approximately 2% to 5% of revenues over the last four years, has allowed us to generate significant unlevered free cash flow (defined as operating income (or loss) before depreciation and amortization expense and minus capital expenditures) before distributions to our owners. In the year ended December 30, 2010, our capital expenditures were $10.4 million, of which $3.3 million related to investments in network equipment to add new network affiliate theatres. We believe our expected level of unlevered free cash flow generation should provide us with the strategic and financial flexibility to pursue growth opportunities.

Our Strategy

We believe that the digital evolution of the media business coupled with our unique asset base and management competencies will provide us with an opportunity to become a new breed of powerful national digital media network that will gain market share within the broader media marketplace. Our primary strategic initiatives are to:

Expand Our Geographic Coverage and Reach

We continue to expand the reach and geographic coverage of our national digital network by connecting additional theatres to our network that our founding members buy or build and through the establishment of additional network affiliate agreements with other theatre circuits. The ESAs require that all founding members’ new or acquired theatres be added to our network in return for the issuance of new NCM LLC units. Our strategy is to continue to expand our theatre network through the acquisition and new construction activities of our founding members and by creating new relationships with new regionally located network affiliates with theatres in smaller markets where we do not currently have significant market coverage. By increasing our advertising reach and broadening our geographic coverage, we believe we will be better able to complete with other traditional national media platforms such as television networks and new emerging advertising platforms distributed over the internet and mobile devices.

Expand Our Advertising Client Base

National Advertising. We intend to increase our share of U.S. advertising spending and our advertising inventory utilization by expanding our relationships with existing advertising clients and by growing our advertising client base. Our national sales team has been successful in this effort, as during 2010, we added 51 first-time clients and nine additional clients that had not advertised with us since NCM Inc.’s IPO, which clients include categories such as domestic auto, video game software, home video equipment, credit cards, telecom hardware, insurance underwriters and cable television. Despite this growth, we believe there are still thousands of clients that currently do not use our network. For instance, our share of spending by clients in the quick serve restaurant (QSR), consumer packaged goods (CPG) and retailer categories, among other categories, is relatively low compared to television. In addition to the continued expansion of our network, we are aggressively marketing and selling the positive attributes of our network relative to other mediums, including a unique integrated marketing product that bundles our in-theatre, online/mobile and Fathom Events sponsorship platforms. We believe that over time, these tactics will increase our market share of spending by more clients and client categories. We also believe that our ability to attract new clients will be enhanced as we expand our capabilities to distribute 3D advertisements as we increase the number of digital cinema projectors in our network. We expect that by mid-2012, over 90% of our network screens will be equipped with the higher quality digital cinema projectors, with 30% to 50% of the screens in the majority of theatres capable of projecting 3D advertising.

Local Advertising. In addition to continuing to add high quality local salespeople to properly cover the expanding number of screens in our network, we have also begun to add regional sales positions to focus exclusively on larger local clients, such as car dealer associations, state lotteries and insurance companies, that operate across an entire DMA®, multiple DMAs® or states. This strategy has proven successful, and we are now expanding this effort to other client categories, including QSR, casual dining and tourism. We continue to increase the amount of local advertising sold in our pre-feature show and have begun to more aggressively market and sell our local advertising inventory. We have also utilized direct marketing campaigns to businesses within a specified radius of our network theatres, with positive results. These campaigns are often combined with theatre lobby promotions and onscreen advertising. Due to the relatively low percentage of local advertising inventory sold today in many of our theatres, we believe that a growth opportunity exists for our local and regional business. We have also benefitted from our efforts to reduce local salesperson attrition, providing balanced commission and benefits packages and training and other corporate support.

Increase Our National CPM

In 2010, our national on-screen advertising CPM was approximately 2.3 times the average U.S. primetime premium network television CPM, reported by Nielsen. We believe that this premium does not yet fully reflect the positive attributes of cinema advertising relative to other advertising mediums and the ability to distribute 3D advertisements. According to research studies, cinema advertising CPMs as a multiple of primetime network television CPMs are much higher in more mature cinema advertising markets such as Europe and Australia. Given this, we believe that our cinema CPMs in the U.S. will continue to increase over time as we sell more of our advertising inventory and thus create a more favorable supply-demand relationship and we benefit from selling more of the higher CPM 3D advertisements.

Expand Our Internet/Mobile Platform

Advertising clients are increasingly seeking new ways to create integrated marketing solutions across multiple digital platforms. By bundling our in-theatre marketing products with online and mobile inventory provided by our consumer websites ncm.com, fathomevents.com, movienightout.com, our mobile apps Movie Mystic and Movie Night Out and the 42 entertainment websites and mobile apps that are part of our online advertising network, we allow clients to benefit from a bundle of digital marketing products focused on the entertainment consumer. Our online and mobile app advertising networks launched in 2009 create an entertainment focused advertising network that provides smaller entertainment websites access to our national and local sales force as well as rich media widgets and other content created by our media production group.

Expand Our Fathom Events Business by Expanding and Improving Our Network and Programming and Increasing Consumer and Client Awareness

Our strategy to expand the geographic reach of our Fathom distribution network and improve its technical capabilities with the higher quality digital cinema projectors will allow us to compete more effectively with other national media networks for entertainment content and with hotels and other meeting venues for business communication and marketing events. While all of our digital screens have the capability to deploy pre-recorded content, we will continue to expand our live 2D broadcast capabilities and in many locations provide for live 3D distribution. As of June 30, 2011, we have 669 live DBN locations with approximately 241,000 seats in all of the top 50 DMAs® and 165 DMAs® in total. Our live capability and 3D programming technologies have helped us successfully negotiate multi-event agreements with the Metropolitan Opera and the LA Philharmonic. We expect to leverage these same technologies with sporting, concert and other events where our 3D capabilities provide a new and different experience versus television. As our scale expands, we will also begin to invest more heavily in marketing personnel and more robust marketing plans to support consumer entertainment, corporate communications and marketing events. We have also begun to market and sell event sponsorships to provide event production funding, cross-marketing opportunities and incremental revenue.

We have begun a restructuring of the Fathom Events division to provide more focus on marketing, event sales, and content acquisition and are combining the event management and distribution responsibilities into our network operations group. We will also be creating a more robust event sponsorship group that will be managed by our New York based media sales group. As part of this restructuring, we have entered into discussions with the founding members to explore a restructuring of the Fathom Events business relationship included in the ESA. The restructuring would focus on the various value propositions provided by the Fathom business and maximize the benefits associated with the new digital cinema technology being deployed in the founding member theatres. The discussions with the founding members are preliminary and we do not know how the existing relationship might be changed or if it will be changed. Any change to the Fathom Events business relationship with the founding members would likely have to be approved by a special independent committee of NCM, Inc.’s board, nine of NCM Inc.’s ten directors and a majority of all independent directors.

Upgrade Our Advertising Sales and Inventory Management Systems

We are currently upgrading and improving our advertising sales and inventory management systems. We believe that these improvements should enable us to more promptly respond to client requests for proposals, help provide real-time access to pricing and availability information that allows us to manage our inventory and CPMs more efficiently, improve our data analysis and reporting and more effectively manage a larger network as we add network affiliates and additional theatres acquired or built by our founding members.

Improve Content Presentation Within our Network

During 2010 we upgraded the visual quality and sound of our FirstLook pre-show and launched a 3D advertising pod within the show. We will continue to focus on improving the quality and entertainment value of the FirstLook pre-show through the continued expansion of our creative community relationships and by leveraging the higher quality digital cinema projectors being installed in our network that will provide higher quality 2D and 3D advertising. In April 2010, we began our first 3D advertising campaigns that are placed in a 3D pod that runs at the end of the FirstLook pre-show prior to 3D films, which we expect to further refine in the coming year. In addition to the digital cinema integration, we have also developed and begun to deploy a patent pending sound monitoring device that captures sound levels in the auditorium and enables us to monitor them electronically from our NOC. This innovation provides sound level data that is measured at the point of consumer consumption, which is a unique service we offer to our advertisers. As of June 30, 2011 we have installed the sound monitoring device in 1,170 screens and during the remainder of 2011 we expect to accelerate the deployment to over 3,000 screens in the top 10 markets and select other theatres.

Company History

NCM LLC was formed on March 29, 2005, by AMC and Regal as a joint venture that combined the cinema advertising and Fathom Events operations of Regal’s subsidiary, RCM, and the cinema advertising operations of AMC’s subsidiary, NCN. On July 15, 2005, Cinemark joined NCM LLC as a founding member and by May 2006, all of Cinemark’s digital screens were connected to our DCN. After joining NCM LLC, AMC acquired Loews in 2006 and Cinemark acquired Century Theatres in 2006.

NCM Inc.’s Initial Public Offering and Secondary Offering by AMC and Regal

On February 13, 2007, NCM Inc. completed its IPO. As a result of the IPO and related restructuring transactions, NCM Inc. became a member and the sole manager of NCM LLC, acquired 44.8% of the common membership units of NCM LLC and became 100% owned by the public (including management). In connection with the completion of the IPO, our agreements with our founding members, including the ESAs and the NCM LLC operating agreement, were amended and restated, and we used $686.3 million of the proceeds received in the IPO to pay our founding members for their agreeing to modify NCM LLC’s payment obligations under the ESAs. Additionally, a recapitalization of NCM LLC was completed. The recapitalization involved a split in the number of NCM LLC common membership units, a non-cash recapitalization by NCM LLC into common and preferred membership units and the redemption of all preferred membership units by NCM LLC at an aggregate price of $769.5 million. Also, our senior secured credit facility was put into place.

The NCM LLC operating agreement provides a redemption right of the founding members to exchange common membership units of NCM LLC for shares of NCM Inc. common stock on a one-for-one basis, or at NCM Inc.’s option, a cash payment equal to the market price of one share of NCM Inc. common stock. During the third quarter of 2010 in connection with the public offering of NCM Inc. common stock by AMC and Regal, AMC and Regal exercised the redemption right of an aggregate 10,955,471 common membership units. In connection with such redemption, AMC and Regal surrendered 6,655,193 and 4,300,278 common membership units to NCM LLC for cancellation, respectively. NCM Inc. contributed an aggregate 10,955,471 shares of its common stock to NCM LLC in exchange for a like number of newly issued common membership units. NCM LLC then distributed the shares of common stock to AMC and Regal to complete the redemptions. Subsequent to the completion of that offering, NCM Inc.’s ownership in NCM LLC increased to 48.3%.

Theatre Additions to Our Networks Subsequent to NCM Inc.’s Initial Public Offering

In accordance with our contractual agreements with our founding members, since the NCM Inc. IPO through June 30, 2011, 15,984,484 net additional NCM LLC units have been issued to the founding members related to the addition of more than 74 million net attendees to our network from the net effect of new builds, acquisitions and theatre disposals, including Cinemark’s acquisition of Muvico in 2009, Regal’s acquisition of Consolidated Theatres in 2008 and AMC’s acquisition of certain theatres owned by Kerasotes Showplace Theatres in 2010. All acquired theatre circuits have or will (subject to certain run-out provisions) become part of our national theatre network in mid-2011. As of June 30, 2011, NCM Inc. owned 48.7% of NCM LLC. In addition to the growth of our network from new founding member attendees, our network also includes over 100 million annual attendees through our exclusive network affiliate agreements with certain third-party theatre circuits, which expire at various dates.

NCM LLC’s Founding Members

Regal Entertainment Group

Regal operates the largest theatre circuit in the U.S. based on total number of screens. As of December 30, 2010, Regal operated 539 theatres with a total of 6,698 screens, all of which are located in the U.S. For the fiscal year ended December 30, 2010, Regal’s theatres had total attendance of over 224 million and Regal reported total revenue of approximately $2.8 billion.

On April 30, 2008, Regal acquired Consolidated Theatres. Consolidated Theatres has an existing contract for on-screen advertising with another cinema advertising provider. Pursuant to the amended ESAs and common unit adjustment agreement, Regal elected to receive 2,913,754 newly issued NCM LLC common units prior to the expiration of the contract with the third-party advertiser. As a result, Regal must make payments pursuant to the ESAs on a quarterly basis in arrears through June 2011 in accordance with certain run-out provisions.

During the third quarter of 2010, in connection with a public offering of NCM Inc. common stock by Regal, Regal exercised its redemption right and surrendered 4,300,278 common membership units to NCM LLC for cancellation and received a like number of shares of NCM Inc. common stock.

AMC Entertainment Inc.

AMC is the second largest theatre circuit in the U.S. based on total number of screens. As of December 30, 2010, AMC owned, operated or held interests in 361 theatres with a total of 5,203 screens globally, with approximately 94%, or 4,881, of its screens in the U.S. (including AMC Loews). For the twelve months ended December 30, 2010, AMC’s theatres had total worldwide attendance of over 201 million and AMC had revenue of $2.5 billion.

On May 24, 2010, a subsidiary of AMC acquired Kerasotes Showplace Theatres, LLC. Kerasotes was an existing network affiliate of NCM LLC. Pursuant to the amended ESAs and common unit adjustment agreement, AMC was required to add Kerasotes to our national theatre network on an exclusive basis. As a result, AMC received 6,510,209 newly issued NCM LLC common units in the second quarter 2010. The addition of Kerasotes to AMC did not increase our screen count or attendance as it represented a movement from a network affiliate agreement to the ESA structure. Certain Kerasotes theatres were later sold to Regal.

During the third quarter of 2010, in connection with a public offering of NCM Inc. common stock by AMC, AMC exercised its redemption right and surrendered 6,655,193 common membership units to NCM LLC for cancellation and received a like number of shares of NCM Inc. common stock.

Cinemark, Inc.

Cinemark is the third largest theatre circuit in the U.S. based on total number of screens. As of December 30, 2010, Cinemark operated 430 theatres with a total of 4,945 screens globally, with approximately 77%, or 3,832, of its screens in the U.S. For the twelve months ended December 30, 2010, Cinemark’s theatres had total worldwide attendance of over 241 million and reported total revenue of $2.1 billion.

Agreements with Our Founding Members

Exhibitor Services Agreements

NCM LLC has been the exclusive provider of in-theatre advertising (subject to certain pre-existing contractual obligations for on-screen advertising and other limited exceptions for the benefit of the founding members) in the founding members’ theatres pursuant to agreements entered into with AMC and Regal in March 2005 and with Cinemark in July 2005.

In connection with the completion of the IPO, we entered into amended and restated ESAs with our founding members. Key provisions of the agreements include:

•

a term of 30 years beginning February 13, 2007 (the term relating to Fathom Events is initially five years with provisions for automatic renewal if certain financial performance conditions are met for additional five year terms through the 30 year initial term);

•	a five-year right of first refusal (except for the Fathom Business and Consumer divisions), which begins one year prior to the end of the term of the ESA;

•	exclusive rights to provide advertising for the founding members’ theatres subject to the founding members’ rights to do the following on a limited basis:

•	promote activities associated with theatre operations on screen, on the LEN and in the lobby (including on additional video screens in theatre lobbies); and

•

promote, on the LEN and in theatre lobbies only, certain non-exclusive cross-marketing arrangements with third parties entered into by the founding members which are designed to promote the theatres and the movie-going experience to increase attendance and revenue;

•	payment of a monthly theatre access fee to the founding members;

•

a right for the founding members to purchase up to 90 seconds of on-screen advertising time during the pre-feature program at a specified rate (intended to initially approximate a market rate with annual increases of 8% in year one and two and 6% in years three and four and market increases thereafter); this time, which was 60 seconds for 2010 and is expected to be 60 seconds in the foreseeable future, satisfies the founding members’ obligation to provide certain on-screen advertising to their beverage concessionaires pursuant to their beverage concessionaire agreements;

•

requires founding members to make available to us all acquired and newly constructed theatres for connection to the DCN, less the effect of any closed (prior to the expiration of their existing lease term) or sold theatres in exchange for newly issued NCM LLC units;

•	primary responsibility of the founding members to install network equipment in newly built theatres and to ensure that 90% of screens owned by founding members are digital; and

•	primary responsibility of NCM LLC to obtain, repair, maintain and replace the equipment not included in or on the theatre necessary to operate the DCN.

In October 2010, we agreed to an amendment of the ESAs to allow for the connection of our national advertising and Fathom Events networks to the founding members’ new, higher quality digital projection systems. These new systems will not only provide higher quality 2D images, they will also expand our capability to provide 3D advertising and 3D live and pre-recorded events. Under these amendments, the founding members must connect to the DCN any theatre screen that they choose to convert to a digital projection system. The founding member will be responsible for purchasing, installing and maintaining the digital cinema equipment, and we will no longer be obligated to maintain or repair the formerly used lower-resolution projection equipment. In addition, we will have the right, in any theatre auditorium capable of exhibiting 3D movies, to exhibit 3D advertising and, subject to additional conditions, meeting and programming services. Any advertising, which will only be permitted at the founding member’s sole discretion, on 3D glasses provided by us will be subject to all of the provisions of the ESA. We have agreed to pay the founding members an amended monthly theatre access fee, along with specified percentages of revenue for Fathom Events, for each theatre screen that has been converted to digital cinema equipment. The founding members are obligated to provide us with information on completed, ongoing and planned conversions. It is expected that over the next 24 to 36 months the vast majority of our founding member screens will be equipped with the new digital cinema equipment. These founding member installations, combined with the digital cinema installations of our network affiliates, are expected to provide an enhanced digital cinema presentation for approximately 90% of our approximately 678 million annual theatre attendance as of December 30, 2010.

Intellectual Property Rights

We have been granted a perpetual, royalty-free license from our founding members to use certain proprietary software for the delivery of digital advertising and other content through our DCN to screens in the U.S. We have made improvements to this software since the IPO date and we own those improvements, except for improvements that were developed jointly by us and the founding members.

We also have licensed intellectual property that is the subject of several U.S. patent applications relating to scheduling in-theatre advertising and digital content as well as matters relating to digital projector automation. These licenses are governed by the pre-IPO license agreement between NCM LLC and the founding members.

We have secured U.S. trademark registrations for NCM, National CineMedia and NCM Media Networks and have applied for several others. It is our practice to defend our trademarks and other intellectual property rights, including the associated goodwill, from infringement by others. We are aware that other persons or entities may use names and marks containing variations of our registered trademarks and other marks and trade names. Potentially, claims alleging infringement of intellectual property rights, such as trademark infringement, could be brought against us by the users of those other names and marks. If any such infringement claim were to prove successful in preventing us from either using or prohibiting a competitor’s use of our registered trademarks or other marks or trade names then our ability to build brand identity could be negatively impacted.

Customers

Advertising Customers. Our advertising business has a diverse customer base, consisting of national and local advertisers. As of December 30, 2010, we had business relationships with 145 national advertisers across a wide variety of industries. During the year ended December 30, 2010, we derived 71.7% of our advertising revenue from national clients (including advertising agencies that represent our clients), 9.8% from founding member beverage agreements and 18.5% from our relationships with thousands of local advertisers across the country (including advertising agencies that represent these clients).

Each of our founding members has a relationship with a beverage concessionaire under which they are obligated to provide on-screen advertising time as part of their agreement to purchase syrup. During 2010, we provided 60 seconds of on-screen advertising time to our founding members. The ESAs provide for the founding members to purchase this on-screen advertising time at a rate (intended to approximate a market rate) that is provided in the ESA.

Content Partners and Cell Phone PSAs. We have multi-year contractual relationships that provide entertainment content segments in the FirstLook program and minimum annual advertising spending commitments with several entertainment and media companies. These agreements require that the content partners will provide non-commercial content segments that are entertaining, informative or educational in nature and will purchase a specified dollar amount of advertising at a specified CPM over a two-year period with options to renew, exercisable at the content partner’s option. We also have an exclusive cell phone courtesy PSA reminding moviegoers to silence their cell phones and refrain from texting during feature films. During 2010, the total advertising purchased by these content partners and cell phone PSAs represented 18.2% of our total revenues.

Competition

Our advertising business competes in the estimated more than $162 billion U.S. advertising industry with many other forms of marketing media, including television, radio, print media, internet and outdoor display advertising. While cinema advertising represents a small portion of the advertising industry today, we believe it is well positioned to capitalize on the shift of advertising spending away from traditional mass media to more targeted and measurable forms of digital media. As the number of digital media platforms continues to increase, the ability to target narrow consumer demographics and to provide measurable third-party marketing information has become increasingly important. We believe that proliferation of digital technology enabling improved data collection may increase advertisers’ demand for digital advertising platforms and that cinema advertising is well positioned to benefit from these broad market trends.

Through the visual quality and impact of the big screen and surround sound, we are able to display high impact advertising impressions to our audiences. According to Nielsen IAG Research studies conducted over the course of 2010, in certain instances our cinema advertising generated message recall rates up to four times greater than the same advertising shown on television. Given the scale and technical capabilities of our digital network, we are able to tailor our advertising programs with more flexibility and to a broader audience than other cinema advertising companies, providing a more entertaining consumer experience and a more effective advertising platform for advertisers.

Our advertising business also competes with other providers of cinema advertising, which vary substantially in size, including Screenvision and Unique Screen Media (owned by Cinedigm Digital Cinema Corp.). As one of the largest providers of cinema advertising in the U.S., we believe that we are able to generate economies of scale, operating efficiencies and enhanced opportunities for our clients to access a national and local audience as well as allowing us to better compete with television and other national advertising networks.

Our Fathom Consumer entertainment programming business competes with other broadcast and cable networks, large-scale public venues, including concert halls and other public meeting venues, and cable, broadcast and on-demand television events. We believe that the combination of our national theatre network, geographic distribution and high quality sight and sound presentation offers content owners and sponsors an effective venue for live and pre-recorded events such as music, sporting and other entertainment events.

Our Fathom Business division competes with a number of venues including hotels, conference facilities, restaurants, arenas and other convention properties, as well as virtual meetings hosted online and across private teleconferencing networks. We believe that the combination of our ability to offer clients access to conveniently located theatres with big screens, stadium seating, high-resolution digital projection and audio in multiple locations with ample free parking in most locations offers clients an attractive venue for meetings. Also, we offer a single point of contact and standardized pricing for our services, which is a competitive advantage when booking multi-location marketing or other types of corporate events. In addition, we offer clients the ability to combine a movie or Fathom Event with the meeting, which also differentiates us from other meeting venues.

Seasonality

Our revenue and operating results are seasonal in nature, coinciding with the timing of marketing expenditures by our advertising clients and to a lesser extent the attendance patterns within the film exhibition industry. Advertising expenditures and theatre attendance tend to be higher during the second, third, and fourth fiscal quarters and are correlated to theatre attendance levels and new product releases and advertising client marketing priorities and cycles. The actual quarterly results for each quarter could differ materially depending on these factors or other risks and uncertainties. Based on our historical experience, our first quarter typically has less revenue than the other quarters of a given year due primarily to lower theatre industry attendance levels and lower advertising spending by our clients. Accordingly, there can be no assurances that seasonal variations will not materially affect our results of operations in the future. The following table reflects the quarterly percentage of total revenue for the fiscal years ended 2008, 2009 and 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2008	17.0%	23.5%	29.1%	30.4%
FY 2009	19.3%	24.4%	25.1%	31.2%
FY 2010	19.8%	23.2%	29.4%	27.6%

We employed 609 people as of December 30, 2010, which includes employees in our Centennial, Colorado headquarters, people employed in our advertising sales offices in New York, Los Angeles and Chicago, our software development office in Minneapolis and local advertising account executives and field maintenance technicians that work primarily from their homes throughout the U.S. None of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Government Regulation

Currently, we are not subject to regulations specific to the sale and distribution of cinema advertising that we need to comply with in our operations. We are subject to federal, state and local laws that govern businesses generally such as wage and hour and worker compensation laws.

Properties

Information with respect to our corporate headquarters and regional offices is presented below as of December 30, 2010. We own no material real property. We believe that all of our present facilities are adequate for our current needs and that additional space is available for future expansion on acceptable terms.

Location	Facility	Size
Centennial, CO(1)	Headquarters (including the network operations center)	79,433 sq. ft.
Centennial, CO(2)	Additional headquarters space	12,881 sq. ft.
Chicago, IL(3)	Regional Office	3,242 sq. ft.
New York, NY(4)	Regional Office	16,186 sq. ft.
Woodland Hills, CA(5)	Regional Office	6,062 sq. ft.
Minneapolis, MN(6)	Regional Office	5,926 sq. ft.

(1)	This facility is leased through June 30, 2021.
(2)	This facility was leased through April 30, 2011 and the lease was not renewed.
(3)	This facility is leased through September 30, 2014.
(4)	This facility is leased through April 30, 2017.
(5)	This facility is leased through May 31, 2012.
(6)	This facility is leased through February 29, 2015.

Legal Proceedings

We are sometimes involved in legal proceedings arising in the ordinary course of business. We are not aware of any litigation currently pending that would have a material adverse affect on our operating results or financial condition.

MANAGEMENT

We do not have executive officers or directors. Instead, we are managed by the board of directors of our manager, NCM Inc., and the executive officers of our manager perform all of our management functions pursuant to our operating agreement and the management services agreement between us and NCM Inc. As a result, the executive officers of our manager are essentially our executive officers, and their compensation is administered by our manager. This disclosure below is, therefore, focused on the directors and executive officers of our manager, NCM Inc., as set forth below.

Executive Officers

Shown below are the names, ages as of June 30, 2011, and current positions of the executive officers of NCM Inc. There are no family relationships between any of the persons listed below, or between any of such persons and any of the directors of NCM Inc. or any persons nominated or chosen by NCM Inc. to become a director or executive officer of NCM Inc.

Name	Age	Position

Kurt C. Hall	52	President, Chief Executive Officer and Chairman

Clifford E. Marks	49	President of Sales and Marketing

Gary W. Ferrera	49	Executive Vice President and Chief Financial Officer

Ralph E. Hardy	60	Executive Vice President and General Counsel

Earl B. Weihe	62	Executive Vice President and Chief Operations Officer

Kurt C. Hall. Mr. Hall was appointed President, Chief Executive Officer and Chairman of NCM Inc. in February 2007 and held those same positions with NCM LLC since March 2005. He has also served as Chairman, President and Chief Executive Officer of NCM Inc. since October 2006. Prior to his current position, from May 2002 to May 2005, Mr. Hall served as Co-Chairman and Co-Chief Executive Officer of Regal Entertainment Group and President and Chief Executive Officer of its media subsidiary Regal CineMedia Corporation. From 1988 to 2005, Mr. Hall has held various executive positions with United Artists Theatre Company, and its predecessor companies, including Chief Executive Officer when it became part of Regal Entertainment Group in 2002. In 2009, Mr. Hall joined the board of directors of RMG and serves as a member of its compensation committee.

Clifford E. Marks. Mr. Marks was appointed NCM Inc.’s President of Sales and Marketing in February 2007 and held those same positions with NCM LLC since March 2005. He has been an advertising, marketing and sales professional for 25 years. Prior to his current position, Mr. Marks served as president of sales and marketing with Regal Entertainment Group’s media subsidiary, Regal CineMedia Corporation, from May 2002 to May 2005. Before joining Regal CineMedia, Mr. Marks was a senior vice president at ESPN/ABC Sports where he oversaw its advertising sales organization from 1998 to May 2002.

Gary W. Ferrera. Mr. Ferrera was appointed Executive Vice President and Chief Financial Officer of NCM Inc. in February 2007 and held those same positions with NCM LLC since May 2006. Mr. Ferrera has held positions in accounting and finance since 1991. From October 2005 to May 2006, he served as an independent consultant. Mr. Ferrera served as the interim Chief Financial Officer of the German cable company iesy Hessen, GmbH (now known as Unity Media), from March to October 2005. From February 2000 to February 2005, Mr. Ferrera held positions in both the U.S. and Europe with Citigroup’s Global Corporate and Investment Bank where he spent the majority of that time advising and financing European media companies. Prior to his business career, Mr. Ferrera served for over seven years in U.S. Army Special Operations and Intelligence. Mr. Ferrera graduated magna cum laude with a BS in Accounting from Bentley College and received an MBA from the Kellogg School of Management, Northwestern University.

Ralph E. Hardy. Mr. Hardy was appointed Executive Vice President and General Counsel of NCM Inc. in February 2007 and held those same positions with NCM LLC since March 2005. Prior to his current position, from May 2002 to May 2005, Mr. Hardy served as Executive Vice President and General Counsel for Regal CineMedia Corporation. From 1989 to 2005, Mr. Hardy has held various legal executive positions with United Artists Theatre Company and its predecessors.

Earl B. Weihe. Mr. Weihe was appointed as Executive Vice President and Chief Operations Officer of NCM Inc. in January 2010. Prior to this appointment, Mr. Weihe served as Senior Vice President of Operations for NCM LLC since July 2005. From his original hire in March 2002 until July 2005, Mr. Weihe served as Vice President of Operations for NCM LLC and its predecessor, Regal CineMedia Corporation.

Board Composition

Shown below are the names and ages, as of June 30, 2011, of the ten members of NCM Inc.’s board of directors.

Name	Age	Position

Kurt C. Hall	52	President, Chief Executive Officer and Chairman (Class I)

Lawrence A. Goodman	57	Director (Class I)

David R. Haas	69	Director (Class II)

James R. Holland, Jr.	67	Director (Class II)

Stephen L. Lanning	57	Director (Class II)

Gerardo I. Lopez	52	Director (Class III)

Edward H. Meyer	84	Director (Class II)

Amy E. Miles	43	Director (Class III)

Lee Roy Mitchell	74	Director (Class III)

Scott N. Schneider	53	Director (Class I)

Set forth below is a brief description of the business experience of each of the individuals who, in addition to Mr. Hall, whose business experience is set forth above, currently serve on NCM Inc.’s board, including their directorships at public companies held at any time during the past five years, if applicable and their involvement in certain legal proceedings during the past 10 years, if applicable. In addition, we have included information about each director’s specific experience, qualifications, attributes or skills that led the board to conclude that the director should serve as a director of NCM Inc. at the present time, in light of NCM Inc.’s business and corporate structure.

Lawrence A. Goodman. Mr. Goodman has been a director of NCM Inc. since February 2007. Mr. Goodman founded White Mountain Media, a media consulting company, in July 2004 and has served as its president since inception. From July 2003 to July 2004, Mr. Goodman was retired. From March 1995 to July 2003, Mr. Goodman was the President of Sales and Marketing for CNN, a division of Turner Broadcasting System, Inc. Mr. Goodman currently serves as a director of Sagacity Media and formerly served on the board of Authenticlick, Inc, which are both privately held.

Mr. Goodman’s extensive background in the media industry allows him to provide media sales and marketing advice to NCM Inc.’s board. Mr. Goodman brings significant business experience to provide strategies and solutions to address the complex compensation environment of the media business that is required to appropriately compensate and motivate our executives.

David R. Haas. Mr. Haas has served as a director of NCM Inc. since February 2007. He has been a private investor and financial consultant since January 1995. Mr. Haas was a Senior Vice President and Controller for Time Warner, Inc. from January 1990 through December 1994. Mr. Haas served as a director and chair of the audit committee of Armor Holdings, Inc until July 2007.

Mr. Haas’ experience as a former high-ranking financial executive in a media company qualifies him to serve on the board of directors, the Audit Committee and to provide guidance to NCM Inc.’s internal audit function and financial advice to NCM Inc.’s board. In addition, Mr. Haas’ previous experience serving on several public company boards and audit committees has provided him a broad based understanding of financial risks and compliance expertise.

James R. Holland, Jr. Mr. Holland has served as lead director of NCM Inc. since February 2007. He has been the President and Chief Executive Officer of Unity Hunt, Inc., a diversified holding company, since September 1991, and is currently Chairman of the Board and also serves on its executive committee. He also serves as Chairman of the Board of Texas Capital Bancshares, Inc., serves as director of Placid Holding Co. and serves as Chairman of the Board of Directors and on the audit and compensation committees of Hunt Midwest Enterprises, Inc.

Mr. Holland has demonstrated leadership abilities and extensive knowledge of complex financial and operational issues facing public companies. In addition, his experience as a board and audit committee member and as chief executive officer of various companies, as well as his financial expertise, brings necessary skills and viewpoints to the board.

Stephen L. Lanning. Mr. Lanning has served as a director of NCM Inc. since February 2007. Prior to his retirement in 2009, he served with URS Corp. EG&G Division from 2006 to 2009 as an independent consultant and Director of Space and Information Operations Strategic Business Element. Mr. Lanning served in the United States Air Force from 1977 until 2006. From 2005 to 2006, Mr. Lanning was the Director, Logistics and Warfighting Integration, and Chief Information Officer for the United States Air Force Space Command. Mr. Lanning was a Principal Director of the Defense Information Systems Agency from 2002 to 2005.

Mr. Lanning has significant experience in technology, operational leadership and policy development combined with his drive for innovation and excellence, which positions him well to serve as our governance committee chairman. Mr. Lanning’s background allows him to share best practices with NCM Inc.’s board of directors. His years of serving in the military have given him valuable knowledge and perspective.

Gerardo I. Lopez. Mr. Lopez has served as a director of NCM Inc. since April 2009. Mr. Lopez is Chief Executive Officer and President of AMC Entertainment Holdings, Inc. and AMC Entertainment Inc. He has served as Chief Executive Officer and President since March 2009, when he was also elected to AMC’s board of directors. Prior to joining AMC, Mr. Lopez served as executive vice president of Starbucks Coffee Company and president of its Global Consumer Products, Seattle’s Best Coffee and Foodservice divisions from September 2004 to March 2009. Prior thereto, Mr. Lopez served as president at Handleman Entertainment Resources from November 2001 to September 2004. Mr. Lopez serves on the boards of AMC, National Association of Theatre Owners and Digital Cinema Implementation Partners, LLC and previously served on TXU Corporation and Safeco Insurance.

Mr. Lopez’s education and experience in business and finance allows him to provide the board significant strategic, managerial and operational expertise. Mr. Lopez has held positions at the most senior level of public companies and is able to draw upon over 25 years of business experience, allowing him to bring a variety of perspectives to the Company. Since Mr. Lopez is a board designee for one of our founding members, he brings to the board the perspective of a major stakeholder.

Edward H. Meyer. Mr. Meyer has served as a director of NCM Inc. since February 2007. Mr. Meyer founded Ocean Road Advisors, Inc., an investment management company, in January 2007, and currently serves as Chairman and Chief Executive Officer. He was Chairman, Chief Executive Officer and President of Grey Global Group, Inc. from 1972 to December 2006. Mr. Meyer also serves as a director and member of the compensation committee of Harman International Industries, Inc.; director and member of the compensation committee of Ethan Allen Interiors Inc.; and director of Retail Opportunity Investments Corp., as well as various privately held organizations.

Mr. Meyer’s senior executive positions in advertising and investment management give him the experience to critically review the various business considerations necessary to run a business such as ours. Mr. Meyer is able to offer the board sound business and financial strategies. This, combined with his many years of experience, makes him a valued contributor to NCM Inc.

Amy E. Miles. Ms. Miles has served as a director of NCM Inc. since June 2011. Ms. Miles has served as a director and Chief Executive Officer of Regal since June 2009. Ms. Miles previously served as Regal’s Executive Vice President, Chief Financial Officer and Treasurer from March 2002 through June 2009 and in various executive roles at Regal Cinemas, Inc., Regal’s wholly owned subsidiary. Ms. Miles was a Senior Manager with Deloitte & Touche from 1998 to 1999 and was with PricewaterhouseCoopers, LLP from 1989 to 1998.

Ms. Miles has a demonstrated ability at the most senior level of a public company in the theatre industry, which gives her the ability to understand the role of the board as well as the Company and its operations. Since Ms. Miles is a board designee for one of our founding members, she brings to the board the perspective of a major stakeholder.

Lee Roy Mitchell. Mr. Mitchell has served as a director of NCM Inc. since October 2006. Mr. Mitchell has served as Chairman of the board of Cinemark USA, Inc. since March 1996 and as a director since its inception in 1987 and Chief Executive Officer of Cinemark USA, Inc. until December 2006. Mr. Mitchell serves on the boards of Cinemark Holdings, Inc. and National Association of Theatre Owners.

Mr. Mitchell has over four decades of first-hand experience in the theatre industry and brings important institutional knowledge to the board. Mr. Mitchell’s experience enables him to share with the board suggestions about how similarly situated companies effectively assess and undertake business considerations and opportunities. Since Mr. Mitchell is a board designee for one of our founding members, he brings to the board the perspective of a major stakeholder.

Scott N. Schneider. Mr. Schneider has been a director of NCM Inc. since February 2007. Mr. Schneider became the Chief Executive Officer of AHC LLC, a financial consulting and advisory firm in October 2009. He served as Operating Partner and Chairman, Media and Communications, of Diamond Castle Holdings, LP, a private equity firm, from January 2005 to September 2009. From 2001 to 2004, Mr. Schneider served in various senior executive capacities including President, Chief Operating Officer and Vice Chairman of the Board of Citizens Communications Company. Mr. Schneider formerly served as a director of Centennial Communications Corp., Bonten Media Group, LLC and PRC, LLC. While he was serving as director, PRC, LLC filed bankruptcy proceedings in January 2008. At the request of new management to assist in evaluating financial conditions and operations, Mr. Schneider joined the board of Adelphia Communications for a one-month period prior to its bankruptcy proceedings, which were filed on June 25, 2002. Mr. Schneider resigned from the board of Adelphia Communications prior to any final determination with respect to the bankruptcy proceedings.

Mr. Schneider’s extensive experience in senior leadership positions at several public and private media companies makes him well suited to understand and advise the board on complex managerial, strategic and financial considerations. He has a strong knowledge of the nuances of financial markets and is able to provide a variety of perspectives on financial and operational issues as well as provide guidance to assist NCM Inc. with its public communications.

NCM Inc.’s board of directors has determined that Lawrence A. Goodman, David R. Haas, James R. Holland, Jr., Stephen L. Lanning, Edward H. Meyer and Scott N. Schneider, all current directors, qualify as “independent” directors under the rules promulgated by the SEC under the Exchange Act, and by the Nasdaq. There are no family relationships among any of NCM Inc.’s executive officers or directors.

Change in board composition

Effective June 10, 2011, Michael L. Campbell, a Regal designee, resigned from NCM Inc.’s board of directors. On June 16, 2011, the board of directors of NCM Inc. appointed Amy E. Miles to the board to replace Mr. Campbell. Ms. Miles was designated to the board by Regal. Ms. Miles has not been appointed to serve on any committees of the NCM Inc. board at this time. Ms. Miles has served as a director and Chief Executive Officer of Regal since June 2009. Ms. Miles previously served as Regal’s Executive Vice President, Chief Financial Officer and Treasurer from March 2002 through June 2009 and in various executive roles at Regal Cinemas, Inc., Regal’s wholly owned subsidiary. Ms. Miles was a Senior Manager with Deloitte & Touche from 1998 to 1999 and was with PricewaterhouseCoopers, LLP from 1989 to 1998.

Company Leadership Structure

The position of Board Chairman is filled by NCM Inc.’s Chief Executive Officer. NCM Inc. believes this combined leadership structure promotes unified leadership and direction for the board and executive management and it conveys a singular, cohesive message to NCM Inc.’s stockholders, employees, founding members and the investment community. NCM Inc.’s board has a very qualified lead director with many years of experience on other boards as lead director. NCM Inc.’s lead director leads executive sessions of non-management directors at every quarterly board meeting and will preside over meetings of the entire board in the absence of the chairman. NCM Inc.’s lead director is James R. Holland, Jr., a member of the Audit Committee.

In addition, NCM Inc.’s leadership structure is also comprised of three independent directors who serve as chairs on the board committees, as described further below. NCM Inc. believes this structure provides the opportunity for those independent directors to exert influence over agenda items for their respective committees and management oversight. NCM Inc.’s lead director and other directors and management team engage frequently and directly in the flow of information and ideas and NCM Inc. believes its combined leadership structure facilitates the quality, quantity and timeliness of communication.

Board’s Role in Risk Oversight

The board as a whole has responsibility for risk oversight, including setting the “tone at the top” regarding the importance of risk management. The board reviews information on NCM Inc.’s credit, liquidity and operations, as well as reports from management on enterprise risk and committee reports. The Compensation Committee is responsible for overseeing the management of risks relating to NCM Inc.’s executive compensation. The Audit Committee is responsible for overseeing the management of financial risks. The Nominating and Governance Committee is responsible for overseeing the management of risks associated with board independence and potential conflicts of interest. While each committee is responsible for evaluating and overseeing the management of such risks, the entire board is regularly informed of each committee’s analysis.

NCM Inc. has appointed Gary W. Ferrera, Executive Vice President and Chief Financial Officer, as the Chief Risk Officer. Mr. Ferrera is expected to provide quarterly updates to the board on the strategic, operational, financial, compliance and reputational risks facing NCM Inc., which serves to ensure that risk management is a priority within the organization and NCM Inc.’s risk oversight is aligned with its strategies.

Compensation Risk Assessment

NCM Inc. does not believe it currently has overall compensation practices that are reasonably likely to have a material adverse effect on it. NCM Inc.’s Compensation Committee reviewed the compensation policies and practices for all employees, including executive officers. The Compensation Committee considered whether the compensation program encouraged excessive risk taking by employees at the expense of long-term company value. Based upon its assessment, the Compensation Committee does not believe that the compensation program encourages excessive or inappropriate risk-taking. The Compensation Committee believes that the design of the compensation program, which includes a mix of annual and long-term incentives, cash and equity awards and retention incentives, is balanced and does not motivate imprudent risk-taking.

Meetings of the Board of Directors and Standing Committees

The board of directors held seven meetings during the fiscal year ended December 30, 2010. During NCM Inc.’s 2010 fiscal year, no director then in office attended fewer than 75% of the aggregate total number of meetings of the board of directors held during the period in which he was a director and of the total number of meetings held by all of the committees of the board of directors on which he served. NCM Inc. does not have a policy regarding attendance by members of the board of directors at NCM Inc.’s Annual Meeting, but encourages its directors to attend. All of NCM Inc.’s directors attended its Annual Meeting of Stockholders held on April 27, 2010. The three standing committees of the board of directors are the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. NCM Inc. has also established a special independent committee of the board in 2010 to work with NCM Inc.’s management and the founding members to consider the potential restructuring of the Fathom business, consisting of Messrs. Goodman, Haas and Schneider. Any restructuring that is agreed upon would likely have to be approved by this special committee, nine of NCM Inc.’s ten directors, and a majority of all independent directors.

The following table shows the current membership and number of meetings held by the board and each committee during NCM Inc.’s 2010 fiscal year:

Director Committee Membership and Meetings

Director	Audit Committee	Compensation Committee	Nominating and Governance Committee	Board of Directors

Kurt C. Hall				Chair

Michael L. Campbell(1)				X

Lawrence A. Goodman		Chair	X	X

David R. Haas	Chair			X

James R. Holland, Jr.	X			X

Stephen L. Lanning		X	Chair	X

Gerardo I. Lopez				X

Edward H. Meyer		X	X	X

Lee Roy Mitchell				X

Scott N. Schneider	X			X

2010 Fiscal Year Meetings and Consents	7	6	4	7

(1)	Mr. Campbell resigned from the board on June 10, 2011 and was replaced by Amy E. Miles.

NCM Inc.’s bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at NCM Inc.’s principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 70 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. NCM Inc.’s bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Audit Committee

For NCM Inc.’s 2010 fiscal year, the Audit Committee consisted of David R. Haas (chairman), James R. Holland, Jr. and Scott N. Schneider. Each of the committee members was “independent” as required by the rules promulgated by the SEC under the Exchange Act, and by Nasdaq. Each of them also meets the financial literacy requirements of Nasdaq. NCM Inc.’s board of directors has determined that Mr. Haas qualifies as an “audit committee financial expert” as defined in the federal securities laws and regulations.

The Audit Committee is primarily concerned with overseeing management’s processes and activities relating to the following:

(1)	maintaining the reliability and integrity of NCM Inc.’s accounting policies, financial reporting practices and financial statements;

(2)	the independent auditor’s qualifications and independence;

(3)	the performance of NCM Inc.’s internal audit function and independent auditor; and

(4)	confirming compliance with laws and regulations, and the requirements of any stock exchange or quotation system on which NCM Inc.’s securities may be listed.

The Audit Committee also is responsible for establishing procedures for the receipt of complaints regarding NCM Inc.’s accounting, internal accounting controls or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee’s responsibilities are set forth in its current charter, which was approved by the board of directors on January 8, 2008 and was most recently reviewed by the Committee in January 2011. A copy of the charter is available on NCM Inc.’s website at ncm.com at the Investor Relations link. There were seven meetings of the Audit Committee during our 2010 fiscal year.

Compensation Committee

For NCM Inc.’s 2010 fiscal year, the Compensation Committee consisted of Lawrence A. Goodman (chairman), Stephen L. Lanning and Edward H. Meyer. Each of them was “independent” as defined in the rules promulgated by the SEC under the Exchange Act and by Nasdaq and each also qualifies as an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code and a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act. Only members of the Compensation Committee who qualify as outside directors participate in discussions regarding awards that are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code.

The Compensation Committee’s purposes, as set forth in its charter, are:

(1)	to assist the board in discharging its responsibilities relating to compensation of our executives;

(2)	to administer our equity incentive plans (other than any such plan applicable only to non-employee directors); and

(3)	to have overall responsibility for approving and evaluating all of our compensation plans, policies and programs that affect our executive officers.

The Compensation Committee’s responsibilities are set forth in its charter, which is reviewed at least annually. The current Compensation Committee charter was approved by the board of directors on January 8, 2008 and was most recently reviewed by the Committee in January 2011. A copy of the charter is available on our website at ncm.com at the Investor Relations link. There were six meetings of the Compensation Committee during NCM Inc.’s 2010 fiscal year.

The Compensation Committee performs such functions and responsibilities enumerated in its charter as appropriate in furtherance of its purposes. The Compensation Committee is authorized to form and delegate responsibility to subcommittees of the Compensation Committee as it deems necessary or appropriate, provided, however, that any such subcommittees shall meet all applicable independence requirements and that the Compensation Committee shall not delegate to persons other than independent directors any functions that are required—under applicable law, regulation or Nasdaq rule—to be performed by independent directors.

The Compensation Committee engaged Towers Watson in 2008 to assess the competitiveness of pay to NCM Inc.’s officers, including its named executive officers and independent directors. Towers Watson made its recommendations that covered a three-year compensation plan to the Compensation Committee and board of directors in July 2008, which are described further below in “Compensation Discussion and Analysis.” The Compensation Committee did not engage Towers Watson to update the assessment in 2010 and it continues to rely on the 2008 assessment. The Compensation Committee is planning to engage an independent consulting firm to provide an updated assessment in the second half of 2011.

Nominating and Governance Committee

Lawrence A. Goodman, Stephen L. Lanning (chairman) and Edward H. Meyer are the current members of the Nominating and Governance Committee. All of the members of NCM Inc.’s Nominating and Governance Committee are independent as determined in accordance with Nasdaq rules and relevant federal securities laws and regulations.

The Nominating and Governance Committee’s purposes, as set forth in its charter, are:

(1)	to identify individuals qualified to become board members, and to recommend that the board select the director nominees for the next annual meeting of stockholders;

(2)	to oversee the evaluation of our management and the board; and

(3)	to review from time to time the Corporate Governance Guidelines applicable to NCM Inc. and to recommend to the board such changes as it may deem appropriate.

The Nominating and Governance Committee’s responsibilities are set forth in its charter, which was approved by the board of directors on January 8, 2008 and was most recently reviewed by the Committee in January 2011. A copy of the charter as well as NCM Inc.’s Corporate Governance Guidelines is available on NCM Inc.’s website at ncm.com at the Investor Relations link. There were four meetings of the Nominating and Governance Committee during NCM Inc.’s 2010 fiscal year.

Other than the director candidates designated by our founding members, the Nominating and Governance Committee identifies individuals qualified to become board members and recommends director nominees to NCM Inc.’s board for each annual meeting of stockholders. It also reviews the qualifications and independence of the members of NCM Inc.’s board of directors and its various committees on a regular basis and makes any recommendations the committee members may deem appropriate from time to time concerning any changes in the composition of NCM Inc.’s board of directors and its committees. The Nominating and Governance Committee recommends to NCM Inc.’s board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to NCM Inc. and reviews such guidelines and standards and the provisions of the Nominating and Governance Committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal, regulatory or Nasdaq requirements. The Nominating and Governance Committee also monitors NCM Inc.’s board of directors and NCM Inc.’s compliance with any commitments made to regulators or otherwise regarding changes in corporate governance practices and leads NCM Inc.’s board of directors in its annual review of NCM Inc.’s board of directors’ performance.

Nomination of Directors. As the need to fill vacancies arises in the future, the Nominating and Governance Committee will refer to its list of potential candidates that is maintained and updated on an on-going basis and will seek individuals qualified to become board members for recommendation to the board. The Nominating and Governance Committee would consider potential director candidates recommended by stockholders and would use the same criteria for screening all candidates, regardless of who proposed such candidates.

The Nominating and Governance Committee and the board of directors consider whether candidates for nomination to the board of directors possess the following qualifications, among others:

(a)	the highest level of personal and professional ethics, integrity, and values;

(b)	expertise that is useful to NCM Inc. and is complementary to the background and expertise of the other members of the board of directors;

(c)	a willingness and ability to devote the time necessary to carry out the duties and responsibilities of membership on the board of directors;

(d)	a desire to ensure that NCM Inc.’s operations and financial reporting are effected in a transparent manner and in compliance with applicable laws, rules, and regulations; and

(e)	a dedication to the representation of NCM Inc.’s best interests and all of its stockholders, including our founding members.

Diversity of Directors. In considering whether to recommend any candidate for inclusion in the slate of director nominees, including candidates recommended by stockholders, the Nominating and Governance Committee complies with NCM Inc.’s Corporate Governance Guidelines and Corporate Code of Conduct. In addition to considering characteristics such as age, race, and gender, the Committee seeks nominees that will compliment the experience, knowledge and abilities of the other board members. Nominees are not discriminated against on the basis of race, gender, religion, national origin, sexual orientation, disability or any other basis prescribed by law.

Compensation Committee Report

The Compensation Committee of NCM Inc. has reviewed and discussed the “Compensation discussion and analysis” included elsewhere in this prospectus with management and, based on such review and discussions, the Compensation Committee recommended that the board of directors include such disclosure herein.

Compensation Committee of National CineMedia, Inc. Lawrence A. Goodman, Chairman Stephen L. Lanning Edward H. Meyer

Compensation Committee Interlocks and Insider Participation

There are no interlocking relationships between any member of NCM Inc.’s Compensation Committee and any of its executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

COMPENSATION DISCUSSION AND ANALYSIS

We do not have officers or directors. Instead, we are managed by the board of directors of our manager, NCM Inc., and the executive officers of our manager perform all of our management functions pursuant to our operating agreement and the management services agreement between us and NCM Inc. As a result, the executive officers of our manager are essentially our executive officers, and their compensation is administered by our manager. This Compensation Discussion and Analysis is, therefore, focused on the total compensation of the executive officers of our manager, NCM Inc., as set forth below.

During fiscal 2010, NCM Inc. had the following named executive officers: Kurt C. Hall—President, Chief Executive Officer and Chairman, Clifford E. Marks—President of Sales and Marketing, Gary W. Ferrera—Executive Vice President and Chief Financial Officer, Ralph E. Hardy—Executive Vice President and General Counsel and Earl B. Weihe—Executive Vice President and Chief Operations Officer.

Executive Summary

The Compensation Committee of NCM Inc. believes that NCM Inc.’s compensation policies and procedures are aligned with the short-term and long-term interests of stockholders and are designed to attract, motivate, reward and retain superior talent who are critical to our long-term growth and profitability. A significant portion of the compensation of NCM Inc.’s named executive officers is tied closely to the performance of the Company, thus aligning the interests of NCM Inc.’s officers with those of its stockholders. The mix of annual and long-term incentives, cash and equity awards and retention incentives, is balanced and does not motivate imprudent risk-taking.

NCM Inc. is committed to ensuring the best practices regarding its executive compensation programs are followed, including a policy prohibiting hedging transactions that is part of the insider trading policy and the practice of submitting the annual Performance Bonus Plan for stockholder approval for potentially favorable income tax treatment.

Fiscal Year 2010 Performance. For 2010, NCM Inc. reported record Adjusted OIBDA and adjusted advertising revenue, which are defined below in “Elements of compensation—Annual performance bonus,” primarily due to the continued expansion of our overall client base, increased inventory utilization and increased national advertising rates. The targets for 2010 were established in the beginning of 2010 with little visibility into the second half of the year. The increases from the targets were primarily due to a faster recovery of the overall economy and our ability to increase the sales of our advertising inventory sooner than was originally anticipated. The following table summarizes the key financial metrics on which NCM Inc. bases its executive compensation:

Fiscal 2010 Performance Measures

(in millions) (1)

	Target	Actual	Achievement relative to target
Adjusted OIBDA	$208.0	$225.4	108.4% of Adjusted OIBDA target
Adjusted advertising revenue	$317.4	$342.3	107.8% of Advertising revenue target

(1)	Refer to “Annual performance bonus” below for additional details and calculations.

Pay-for-Performance. The following table presents the elements of compensation as a percentage of total compensation for fiscal year 2010, computed using the Fiscal 2010 Summary Compensation Table.

Fiscal Year 2010 Elements of Compensation Mix

	Kurt C. Hall	Clifford E. Marks	Gary W. Ferrera	Ralph E. Hardy	Earl B. Weihe
Base Salary	17%	23%	21%	25%	15%
Annual Performance Bonus	25%	33%	23%	27%	10%
Discretionary Bonus	0%	0%	0%	0%	9%
Long-Term Incentive	57%	43%	55%	47%	65%
Other Compensation	1%	1%	1%	1%	1%

The Compensation Committee believes that having a larger percentage of executive officers’ pay as performance-based compensation ensures their interests are aligned with those of NCM Inc.’s stockholders. The following table presents the percentage of non-performance-based compensation and performance-based compensation to total compensation for fiscal year 2010, computed using the Fiscal 2010 Summary Compensation Table and related tables.

Fiscal Year 2010 Pay-for-Performance Mix

Name and Position	Non-Performance-Based Compensation (1)	Performance-Based Compensation (2)
Kurt C. Hall President, Chief Executive Officer and Chairman	18%	82%
Clifford E. Marks President of Sales and Marketing	24%	76%
Gary W. Ferrera Executive Vice President and Chief Financial Officer	22%	78%
Ralph E. Hardy Executive Vice President and General Counsel	26%	74%
Earl B. Weihe Executive Vice President and Chief Operations Officer	15%	85%

(1)	Sum of the 2010 “Salary” and “All Other Compensation” from the Summary Compensation Table less the 2010 “Restricted Stock Dividends” from footnote (5) to the Summary Compensation Table, divided by the 2010 “Total” from the Summary Compensation Table.
(2)	Sum of the following from the Summary Compensation Table: 2010 “Bonus,” “Stock Awards,” “Option Awards,” “Non-Equity Incentive Plan Compensation” plus the 2010 “Restricted Stock Dividends” from footnote (5) to the Summary Compensation Table, divided by the 2010 “Total” from the Summary Compensation Table .

Compensation Philosophy

The primary goals of NCM Inc.’s Compensation Committee with respect to executive compensation are to:

•	review the competitiveness of executive cash compensation and equity grant levels compared to a select peer group of companies;

•	provide shorter term cash incentives primarily for achieving specified performance objectives;

•

provide a mix of long-term equity incentives that are time and performance based that promote stock price growth and ownership through employee retention and achievement of long-term financial performance goals; and

•	establish and monitor appropriate cash pay and annual operating performance relationships and annual long-term incentive plan cost and share dilution goals.

To achieve these goals, NCM Inc. intends to maintain a compensation structure that provides rewards for high performance and value creation for its stockholders (including the founding members). NCM Inc.’s objectives are to maintain compensation plans with an appropriate balance of base salary, annual performance bonus and long-term incentives (including stock-based awards) and to tie a substantial portion of executives’ overall compensation to key financial goals such as achievement of targeted levels of adjusted advertising revenue and non-GAAP measures such as Adjusted OIBDA.

Role of Compensation Consultant and Chief Executive Officer in Determining Executive Compensation

NCM Inc.’s Chief Executive Officer, or CEO, had substantial input in determining executive compensation and made all of the recommendations for the other four named executive officers that were ultimately approved by the Compensation Committee.

In February 2008, the Compensation Committee engaged Towers Watson, a nationally recognized consulting firm, to assess the competitiveness of pay for the executive officers and provide independent advice and recommendations to the Compensation Committee regarding executive compensation. The Compensation Committee did not engage Towers Watson to update the assessment in 2010 and it continues to rely on the 2008 assessment. Towers Watson provides no services to the Company, NCM Inc. or its management other than services related to NCM Inc.’s executive compensation. The Compensation Committee is planning to engage an independent consulting firm to provide an updated assessment in the second half of 2011.

As part of their review, Towers Watson considered base salary, annual performance bonus, total cash compensation (combined salary and annual performance bonus), value of long-term incentives, and total compensation. Towers Watson developed and recommended a peer group for comparison to NCM Inc.’s executive officers based on publicly-traded media companies with revenues generally between $350 million and $6.5 billion and market capitalization generally between $500 million and $6.2 billion. The Compensation Committee reviewed and approved the peer group.

NCM Inc.’s Compensation Committee believes that peer group comparisons are useful to measure the competitiveness of NCM Inc.’s compensation practices and uses the information provided by the compensation consultant to guide its decision making. The recommendation was that executive total direct compensation should be targeted near the median of the range in the media industry. However, the Compensation Committee uses its discretion to design NCM Inc.’s compensation programs.

The following peer companies were used in NCM Inc.’s competitive analysis:

Citrix Systems Inc.	QLogic Corp.	Harte Hanks Inc.
Akamai Technologies Inc.	Hearst-Argyle Television Inc.	Arbitron Inc.
Interpublic Group of Companies Inc. (The)	Marvel Entertainment Inc.	CNET Networks Inc.
Lamar Advertising Co.	ValueClick Inc.	Cox Radio Inc.
Interactive Data Corp.	WebMD Health Corp.	Sinclair Broadcast Group Inc.
Equinix Inc.	Digital River Inc.	Valassis Communications Inc.
DreamWorks Animation Inc.

Elements of Compensation

Executive compensation consists of the following elements:

Component	Purpose	Characteristics	Where reported in accompanying tables
Base Salary	Reward for level of responsibility, experience and sustained individual performance	Fixed cash component	Summary Compensation Table under the heading “Salary”

Annual Performance Bonus	Reward individual achievement against specific objective financial goals	A cash performance bonus award of 50% up to 100% of base salary with an additional “stretch bonus” amount of up to 50% of the performance bonus	Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” and Grants of Plan Based Awards Table

Discretionary Bonus	Reward individual high performance	A cash bonus at the discretion of the Compensation Committee	Summary Compensation Table under the heading “Bonus”

Long-Term Incentive	Reward for the creation of stockholder value	The equity incentive plan provides for the grant, at the discretion of the board and Compensation Committee, of stock options, restricted stock and other equity instruments	Summary Compensation Table under the headings “Stock Awards” and “Option Awards,” Grants of Plan Based Awards Table, Outstanding Equity Awards Table and Option Exercises and Stock Vested Table

Other Compensation	Provide an appropriate level of employee benefit plans and programs	A matching contribution to the defined contribution 401(k) plan and various health, life and disability insurance plans; dividends paid on unvested restricted stock; and other customary employee benefits	Summary Compensation Table under the heading “All Other Compensation”

Potential Payments Upon Termination or Change in Control	Provide an appropriate level of payment in the event of a change in control or termination	Contingent in nature. Amounts are payable only if employment is terminated as specified under each employment agreement	Potential Payments Upon Termination or Change in Control

The Compensation Committee determines the portion of compensation allocated to each element for each individual named executive officer. The Compensation Committee may reevaluate the current policies and practices as it considers advisable. The elements of executive compensation are generally independent of each other.

Base Salary. Base salaries for NCM Inc.’s executives were established based on the scope of their responsibilities, taking into account the internal value and importance of the role, as well as experience and seniority of the individual, NCM Inc.’s ability to replace the individual and other primarily judgmental factors deemed relevant by the Compensation Committee.

Base salaries are reviewed annually by the Compensation Committee and the board, and may be adjusted from time to time pursuant to such review and/or in accordance with guidelines contained in the various employment agreements and are generally for relatively small percentage cost of living increases.

The Compensation Committee reviewed executive compensation in January 2010 and decided to increase the base salary by a cost of living adjustment of 2% for Messrs. Hall, Marks and Ferrera on January 14, 2010, which is consistent with the average increases given to the majority of employees. Mr. Hardy received an increase of approximately 15% to reflect a cost of living adjustment and to bring his total compensation closer to a competitive level when considered in aggregate with the performance bonus described below.

On January 14, 2010, Earl B. Weihe was appointed Executive Vice President and Chief Operations Officer. The Compensation Committee increased Mr. Weihe’s base to salary to $200,000 per year on January 14, 2010 and to $250,000 per year effective December 1, 2010 in order to raise his base compensation to be more in line with his peers.

For 2010, NCM Inc. believes total cash compensation of its executives, which is base salary combined with the annual performance bonus and discretionary bonus, was within a market competitive range.

Annual Performance Bonus. Annual performance bonuses are intended to compensate executives for achieving financial goals that support our operational and strategic goals. The target percentages for NCM Inc.’s executives were established based on the level of responsibility, base salary, as well as experience and seniority of the individual. NCM Inc. believes its total cash compensation is competitive as its lower base pay is offset by a higher annual performance bonus. In addition, NCM Inc. believes rewarding its executives for achievement of its financial goals is consistent with the practice of aligning their interests with its stockholders. The stretch bonus is further incentive for the executive officers to exceed operating budgets and thus further increase NCM Inc.’s equity value.

Payments of performance bonuses, including any stretch bonus, are objectively calculated based on the achievement of specific financial targets for each named executive pursuant to the terms of the annual Performance Bonus Plan, which ensure the executive compensation is aligned with the performance of NCM Inc.

The Compensation Committee adopted the National CineMedia, Inc. 2010 Performance Bonus Plan on January 13, 2010 and it was approved by NCM Inc.’s stockholders on April 27, 2010. The financial performance criteria and potential bonus levels were consistent with prior years with the exception of Mr. Hardy. Mr. Hardy’s annual potential performance bonus was increased to a maximum of 75% of his 2010 base salary, which was consistent with the other then named executive officers.

The awards under the Performance Bonus Plan were determined in accordance with NCM Inc.’s actual performance of its internal targets. NCM Inc. believes the amounts paid under the plan are appropriate in light of the achievement relative to the financial targets. The following table provides details about each component of the “Non-Equity Incentive Plan Compensation” column from the Summary Compensation Table for 2010.

	Performance Bonus			Stretch Bonus			Total Non- Equity Incentive Plan Compensation
Name	Target Award as a % of Salary	Actual Award as a % of Target	Total Award Amount	Target Award as a % of Salary	Actual Award as a % of Target	Total Award Amount
Kurt C. Hall	100%	100%	$735,420	50%	83%	$306,804	$1,042,224
Clifford E. Marks	100%	100%	$709,155	50%	83%	$295,847	$1,005,002
Gary W. Ferrera	75%	100%	$267,750	37.5%	83%	$111,700	$379,450
Ralph E. Hardy	75%	100%	$196,978	37.5%	83%	$82,175	$279,153
Earl B. Weihe	50%	100%	$100,000	25%	83%	$41,718	$141,718

NCM Inc. has conducted in the past, and intends to conduct in the future, an annual review of the aggregate level of its executive compensation as part of the annual budget review, which includes determining the operating metrics used to measure its performance and to compensate its executive officers. However, the ease or difficulty in achieving the metrics for compensation was not a factor in the board or Compensation Committee’s approval of the budget. The objective financial factors are consistent with the metrics used in previous years and represent the metrics the Compensation Committee believes may best encourage sound decisions regarding operations and investment of capital and are important to NCM Inc.’s goal of increasing the value of its equity. NCM Inc. believes it has adequately addressed the risks that an executive might be incentivized to take inappropriate actions to meet the performance metrics through its internal controls over financial reporting.

NCM Inc.’s annual performance bonus traditionally has been paid in a single installment in the first quarter following the completion of a given fiscal year. Payments are subject to review, approval and certification by the Compensation Committee in conjunction with the issuance of NCM Inc.’s annual audit report.

Fiscal 2010 Performance Bonus

	Kurt C. Hall	Clifford E. Marks (1)	Gary W. Ferrera	Ralph E. Hardy	Earl B. Weihe
2010 Performance Bonus
Performance Bonus Potential (2)	100%	100%	75%	75%	50%
Performance Bonus Measures:

Adjusted OIBDA	100%		100%	100%	75%

Adjusted advertising revenue		100%

Technology and Operations operating and capital expenditures budgets					25%

2010 Stretch Bonus

Stretch Bonus Potential (3)	50%	50%	37.5%	37.5%	25%

(1)	The performance bonus potential is based on the percentage of advertising sales target achieved as follows:

Percentage of Advertising Sales Target Achieved	% of Base Salary
Performance Bonus
Less than 80%	0%
Greater than 80% to 90%	50% to 70%
Greater than 90% to 100%	≥70% to 100%

(2)	Percentage of base salary determined as of January 14, 2010.
(3)	The 2010 Stretch Bonus potential is 50% of the Performance Bonus paid times the percentage that Adjusted OIBDA is in excess of budget (capped at 10%), divided by 10%.

Fiscal 2010 Performance Measures

(in millions)

Performance Measure	Target	Actual	Achievement relative to target
Adjusted OIBDA (a)	$208.0	$225.4	108.4% of Adjusted OIBDA target

Adjusted advertising revenue (b)	$317.4	$342.3	107.8% of Advertising revenue target

Technology and Operations operating expenditures	$25.7	$25.4	Under-spent target by 1%
Technology and Operations capital expenditures	$11.1	$10.2	Under-spent target by 8%

(a)	Adjusted OIBDA, a non-GAAP financial measure, is one measure used by management to measure NCM Inc.’s operating performance. Adjusted OIBDA represents operating income (loss) before depreciation and amortization expense and other costs. Adjusted OIBDA adds back the make-good liability shifted into 2011, share-based compensation costs and other costs. While Adjusted OIBDA is a measure NCM Inc. uses to measure the financial performance for purposes of its Performance and Stretch Bonus awards, you should not consider Adjusted OIBDA in isolation of, or as a substitute for, measures of NCM Inc.’s financial performance as determined in accordance with GAAP, such as operating income (loss). Adjusted OIBDA has material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate Adjusted OIBDA differently than NCM Inc. does, this measure may not be comparable to similarly-titled measures reported by other companies (dollars in millions).

	FY 2010 Target	FY 2010 Actual
Operating income	$183.5	$190.6
Depreciation and amortization	16.9	17.8
Make-good liability	—	2.8
Share-based compensation costs and other costs	7.6	14.2

Adjusted OIBDA	$208.0	$225.4

(b)	Adjusted advertising revenue for purposes of this calculation is a non-GAAP financial measure used by management to measure the performance of certain of its advertising sales personnel, including Mr. Marks. Adjusted advertising revenue represents reported advertising sales revenue less founding member circuit beverage revenue and other founding member payments included in revenue plus make-good revenue deferred to 2011. You should not consider this measure in isolation of, or as a substitute for, measures of NCM Inc.’s financial performance as determined in accordance with GAAP, such as advertising revenue (dollars in millions).

	FY 2010 Target	FY 2010 Actual
Advertising revenue	$361.1	$379.4
Less: Founding member circuit beverage revenue and other revenue	(43.7)	(39.9)
Plus: Make-good liability	—	2.8

Adjusted advertising revenue	$317.4	$342.3

Discretionary Bonus. The Compensation Committee, at its option and upon recommendations from the CEO, may award discretionary bonuses, or other types of compensation, for performance above and beyond that which is rewarded under the Performance Bonus Plan. The Compensation Committee considers performance which benefits essential elements of our business plan and uses its judgment based on discretionary factors, including but not limited to, achievement of other more subjective measures of individual performance.

Rewards are determined in the context of NCM Inc.’s compensation philosophy to retain, motivate and reward talented executives. Individual high performance during the year is recognized during the annual performance review process, and as such, the bonus amounts can be highly variable from year to year.

For fiscal year 2010, the CEO recommended and the Compensation Committee approved a discretionary bonus equal to 25% of base salary for Mr. Weihe to reflect his performance, to bring his bonus as a percentage of his base salary to 75% in order to be consistent with NCM Inc.’s other executive officers.

Long-Term Incentive. NCM Inc. believes that creating long-term value for its stockholders is achieved, in part, by aligning the interests of its executive officers with those of its stockholders. NCM Inc. adopted an equity incentive plan, the National CineMedia, Inc. 2007 Equity Incentive Plan, which we refer to as the Equity Incentive Plan.

All grants under the Equity Incentive Plan to NCM Inc.’s executive officers are generally proposed annually by the CEO at the start of each fiscal year and approved and priced by the Compensation Committee and board at its first meeting of the fiscal year, although grants could be made at any time at the discretion of the Compensation Committee. Grants are calculated on an overall award value based on a specified percentage of their annual base salary. Refer to footnote (1) to the table below for additional information. The value of the awards is set at the closing price of NCM Inc.’s common stock on the date of approval by the Compensation Committee and board of directors.

On January 14, 2010, the Compensation Committee, with approval of the board of directors, granted stock options and performance-based restricted stock awards to Messrs. Hall, Marks, Ferrera, Hardy and Weihe. The 2010 stock option awards are scheduled to vest 33.33% each year over the next three years, subject to continuous service unless approved by the Compensation Committee. The stock options have a 10-year term and an exercise price of

$16.97 per share. On November 4, 2010, the Compensation Committee, with the approval of the board of directors, granted stock options and performance-based restricted stock awards to Mr. Weihe in conjunction with his promotion to Executive Vice President and Chief Operations Officer. The stock option awards are scheduled to vest 33.33% each year of the next three years, subject to continuous service. The stock options have a 10-year term and an exercise price of $19.17 per share. For additional information, see the Grants of Plan Based Awards table.

Consistent with NCM Inc.’s goals of aligning management and stockholder interests, the 2009 and 2010 grants to the executive officers provided a mix of long-term equity incentives that are time and performance based. NCM Inc. began to increase the long-term incentives over a three-year period beginning in January 2009 to bring the aggregate management equity grants up to a more competitive level.

The 2009 and 2010 restricted stock awards are scheduled to vest based upon achievement of the actual cumulative “Free Cash Flow” target at the end of the three-year measurement period, with 50% of the award vesting at 90% of achievement and 150% vesting at 110% of achievement (with interpolation between 90% and 110%). Dividends accrue and will be paid upon vesting. In the event that shares are forfeited, accrued dividends on those shares shall also be forfeited. “Free Cash Flow” is defined as Adjusted Operating Income Before Depreciation and Amortization, or Adjusted OIBDA, less capital expenditures. In the past, NCM Inc. defined “Free Cash Flow” as EBITDA (earnings before interest, tax and depreciation and amortization expense) less capital expenditures. EBITDA is most directly comparable to net income. However, NCM Inc.’s reconciliation for EBITDA made adjustments for items such as income taxes, noncontrolling interest and interest expense, which are not part of operating income, therefore OIBDA and EBITDA yield the same results. This calculation methodology change was made to make it easier for NCM Inc. to provide a reconciliation of the metric as required by SEC rules.

As of December 30, 2010, NCM Inc. evaluated its progress towards achievement of the 2009 and 2010 three-year projections in accordance with ASC Topic 718 and estimated achievement is in excess of the original three-year projections and thus NCM Inc. recorded approximately $800,000 in incremental expense for the executive officers in the 2010 financial statements for the 2009 and 2010 grants. It is expected that actual results could vary from these estimates, especially in the later years included in the three-year projections. Of the goals for the 2009 grants, actual results for 2009 and 2010 were 101% and 107% of the original annual projections, respectively and for the 2010 grants, actual 2010 results were 107% of the original annual projection. These increases from the original annual projections are primarily due to a faster recovery of the overall economy and our ability to increase the sales of our advertising inventory sooner than was originally anticipated.

The following table shows the maximum number of shares that could be received under the Equity Incentive Plan for the 2010 awards:

Name and Position	Number of Shares of Restricted Stock (1)	Number of Stock Options (2)	Total Number of Shares
Kurt C. Hall President, Chief Executive Officer and Chairman	76,787	230,360	307,147
Clifford E. Marks President of Sales and Marketing	41,136	123,407	164,543
Gary W. Ferrera Executive Vice President and Chief Financial Officer	28,992	86,975	115,967
Ralph E. Hardy Executive Vice President and General Counsel	15,235	45,704	60,939
Earl B. Weihe (3) Executive Vice President and Chief Operations Officer	26,961	80,882	107,843

(1)

Includes the maximum number of shares that will vest if actual cumulative Free Cash Flow equals 100% of the Free Cash Flow target. If actual cumulative Free Cash Flow exceeds 100% of the Free Cash Flow target (up to 110% of Free Cash Flow), Mr. Hall could receive up to 38,393 additional shares; Mr. Marks could receive up to 20,568 additional shares; Mr. Ferrera could receive up to 14,496 additional shares, Mr. Hardy could receive up to 7,618 additional shares and Mr. Weihe could receive up to 13,481 additional shares.

The restricted stock amount is calculated at the award value, divided by the strike price, or $16.97 per share, the closing price of NCM Inc. common stock on the grant date. Following is the calculation of the award value:

Name and Position	2010 Base Salary	Multiple of Base Salary	Award Value
Kurt C. Hall	$735,420	177%	$1,303,072
Clifford E. Marks	$709,155	98%	$698,074
Gary W. Ferrera	$357,000	138%	$491,991
Ralph E. Hardy	$262,637	98%	$258,533
Earl B. Weihe (a)	$200,000	59%	$118,125

(a)

Excludes the November 2010 grant, which served to bring Mr. Weihe’s award value in line with that of the other executive officers and to reflect his promotion to Executive Vice President and Chief Operations Officer.

(2)	The amount is calculated at three times the number of shares of restricted stock.
(3)

Mr. Weihe was granted 6,961 and 20,000 shares of performance-based restricted stock and 20,882 and 60,000 stock options on January 14, 2010 and November 4, 2010, respectively in connection with his promotion to Executive Vice President and Chief Operations Officer.

Other Compensation. NCM Inc.’s employees, including its named executive officers, participate in various employee benefits. These benefits include the following: medical and dental insurance; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs (confidential counseling); a 401(k) plan; and paid time off.

None of NCM Inc.’s named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by NCM Inc. or in non-qualified defined contribution plans or other deferred compensation plans maintained by NCM Inc. The Compensation Committee may elect to provide NCM Inc.’s officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in NCM Inc.’s best interests.

Potential Payments upon Termination or Change in Control. Upon certain types of terminations of employment, payments may be made to NCM Inc.’s executive officers in accordance with their respective employment agreements. These events and amounts are further described below under the heading “Potential Payments upon Termination or Change in Control.”

Employment Agreements

On February 13, 2007, NCM Inc. and NCM LLC entered into multi-year employment agreements with each of NCM Inc.’s named executive officers as described further below, except for Mr. Weihe. The agreements were amended effective as of January 1, 2009 in order to comply with the requirements of Section 409A and Section 162(m) of the Internal Revenue Code of 1986. The Compensation Committee believes these multi-year employment agreements are standard in our industry for top executives. We and NCM Inc. anticipate entering into an employment agreement with Mr. Weihe during 2011. See “—Potential Payments upon Termination or Change in Control” below for additional provisions in the agreements.

Kurt C. Hall

Mr. Hall’s employment agreement, which initially had a two-year term beginning February 13, 2007, provides that he will serve as President, Chief Executive Officer and Chairman of the Board of NCM Inc. On each May 24, beginning in 2007, one year is added to the term of the agreement. The agreement initially provided that Mr. Hall be paid an initial base salary at the rate of $700,000 per year, subject to annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed to be relevant by the Compensation Committee. The Compensation Committee increased Mr. Hall’s base salary to $721,000 effective January 2008, to $735,420 effective January 14, 2010 and to $750,128 effective January 13, 2011. In addition to base salary, Mr. Hall is eligible to receive an annual cash bonus pursuant to NCM Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Mr. Hall will also be reimbursed for reasonable out-of-pocket business expenses. Under the agreement, during his employment and for 12 months thereafter, Mr. Hall, subject to certain limitations, has agreed not to compete with NCM Inc. or any of its affiliates or subsidiaries or solicit anyone who was employed by these entities. Under the agreement, Mr. Hall has also agreed not to divulge or disclose confidential information of NCM Inc. or its affiliates or subsidiaries except in the business of and for the benefit of NCM Inc., or as required by law.

Clifford E. Marks

Mr. Marks’ employment agreement, which initially had a two-year term beginning February 13, 2007, provides that he will serve as the President of Sales and Marketing. On each September 30, beginning in 2008, 24 months is added to the termination date of the agreement. Under the agreement, Mr. Marks is paid a base salary, which was initially at the rate of $675,000 per year with increases of not less than 1% annually; however NCM Inc. and Mr. Marks agreed that his base salary would not be increased for fiscal 2009. The Compensation Committee increased Mr. Marks’ base salary to $695,250 effective January 2008, to $709,155 effective January 14, 2010 and to $723,338 effective January 13, 2011. The Compensation Committee will review Mr. Marks’ salary at least annually and may increase (but not reduce) the base salary in its sole discretion. In addition to base salary, Mr. Marks is eligible to receive an annual cash bonus pursuant to NCM Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. The Compensation Committee will review Mr. Marks’ bonus structure and may adjust the bonus structure in its sole discretion based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. Under the agreement, during his employment and for 12 months thereafter, Mr. Marks has agreed not to compete with NCM Inc., its affiliates or subsidiaries, or solicit anyone who is an employee, officer or agent of these entities. Under the agreement, Mr. Marks has also agreed not to divulge or disclose customer lists or trade secrets of NCM Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Gary W. Ferrera

Mr. Ferrera’s employment agreement, which initially had a one-year term beginning February 13, 2007, provides that he will serve as Executive Vice President and Chief Financial Officer of NCM Inc. On each April 1, beginning in 2007, one year is added to the termination date. The agreement initially provided that Mr. Ferrera be paid an initial base salary of $325,000 per year, subject to further annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. The Compensation Committee increased Mr. Ferrera’s base salary to $350,000 effective January 2008, to $357,000 effective January 14, 2010 and to $364,140 effective January 13, 2011. In addition to base salary, Mr. Ferrera is eligible to receive an annual bonus pursuant to NCM Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Under the agreement, during his employment and for 12 months thereafter, Mr. Ferrera has agreed not to compete with NCM Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Ferrera has also agreed not to divulge or disclose customer lists or trade secrets of NCM Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Ralph E. Hardy

Mr. Hardy’s employment agreement provides that he will serve as the Executive Vice President and General Counsel of NCM Inc. The term of employment terminates on each December 31, but will be considered automatically renewed unless notice of termination is given by either party. The agreement initially provided that Mr. Hardy be paid an initial base salary at the rate of $221,728 per year, subject to further annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. The Compensation Committee increased Mr. Hardy’s base salary to $228,380 effective January 2008, to $262,637 effective January 14, 2010 and to $281,022 effective January 13, 2011. In addition to base salary, Mr. Hardy is eligible to receive an annual cash bonus pursuant to NCM Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Under the agreement, during his employment and for so long as he is entitled to receive any benefits or payment under the agreement (but in no event less than 12 months), Mr. Hardy has agreed not to compete with NCM Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Hardy has also agreed not to divulge or disclose customer lists or trade secrets of NCM Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Compensation Decisions for 2011

Below is information about compensation decisions made for executive officers in early 2011.

Base Salary. The Compensation Committee reviewed executive compensation in January 2011 and decided to increase the base salary by a cost of living adjustment of 2% for Messrs. Hall, Marks and Ferrera on January 13, 2011, which is consistent with the average increases given to the majority of employees. Mr. Hardy received an increase of approximately 7% to reflect a cost of living adjustment and to bring his total compensation up to a more competitive level when considered in aggregate with the performance bonus described below. Mr. Weihe received a 25% increase effective December 1, 2010 to reflect his promotion to Executive Vice President and Chief Operations Officer.

Annual Performance Bonus. The Compensation Committee adopted the National CineMedia, Inc. 2011 Performance Bonus Plan on January 12, 2011, and Performance Bonus Plan was approved by NCM Inc.’s stockholders on April 26, 2011.

The 2011 Performance Bonus Plan is consistent with the 2010 plan and the process for setting the financial targets for 2011 is consistent with previous years as part of the annual budget review. Mr. Weihe’s potential performance bonus percentage was increased from 50% to 75% of base salary to reflect his promotion to Executive Vice President and Chief Operations Officer and to bring his bonus potential in line with NCM Inc.’s executive officers.

Long-Term Incentive. On January 13, 2011, the Compensation Committee, with the approval of the board, granted stock options and performance-based restricted stock awards to each of NCM Inc.’s executive officers, as described in greater detail below.

The following table shows the maximum number of shares granted to each of NCM Inc.’s executive officers for these awards:

Name and Position	Number of Shares of Restricted Stock (1)	Number of Stock Options (2)	Total Number of Shares
Kurt C. Hall President, Chief Executive Officer and Chairman	73,502	220,506	294,008
Clifford E. Marks President of Sales and Marketing	59,064	177,192	236,256
Gary W. Ferrera Executive Vice President and Chief Financial Officer	27,752	83,255	111,007
Ralph E. Hardy Executive Vice President and General Counsel	19,122	57,367	76,489
Earl B. Weihe Executive Vice President and Chief Operations Officer	17,011	51,034	68,045

(1)

Includes the maximum number of shares that will vest if actual cumulative Free Cash Flow equals 100% of the three-year cumulative Free Cash Flow target. If actual Free Cash Flow exceeds 100% of the Free Cash Flow target, the number of shares will be increased ratably as set forth below for actual Free Cash Flow performance versus the target. As such, Mr. Hall could receive up to 36,751 additional shares; Mr. Marks could receive up to 29,532 additional shares; Mr. Ferrera could receive up to 13,876 additional shares; Mr. Hardy could receive up to 9,561 additional shares and Mr. Weihe could receive up to 8,505 additional shares for a total up to 98,225 additional shares to the Executive Officers as a Group.

The restricted stock amount is calculated at the award value, divided by the strike price, or $18.37 per share, the closing price of NCM Inc. common stock on the grant date. The multiple of base salary amounts were increased for 2011 over 2010 as follows: for Mr. Marks to reflect achievement of 107.8% of the adjusted advertising revenue targets, to bring Mr. Hardy’s total compensation up to a more competitive level and to reflect Mr. Weihe’s promotion to Executive Vice President and Chief Operations Officer. Following is the calculation of the award value:

Name and Position	2011 Base Salary	Multiple of Base Salary	Award Value
Kurt C. Hall	$750,128	180%	$1,350,230
Clifford E. Marks	$723,338	150%	$1,085,007
Gary W. Ferrera	$364,140	140%	$509,796
Ralph E. Hardy	$281,022	125%	$351,278
Earl B. Weihe	$250,000	125%	$312,500

(2)	The amount is calculated at three times the number of shares of restricted stock.

The stock options are scheduled to vest 33.33% each year over the next three years, subject to continuous service. The stock options have a 10-year term and an exercise price of $18.37, the closing price of NCM Inc.’s common stock on January 13, 2011, the date of approval of the grants.

The restricted stock awards are scheduled to vest based upon achievement of at least 90% of the actual cumulative Free Cash Flow target at the end of the three-year measurement period. The restricted stock awards include the right to receive dividend equivalents, subject to vesting. Below is a summary of how the number of vested shares of restricted stock will be determined based on the level of achievement of actual cumulative Free Cash Flow.

Award Vesting %	Free Cash Flow Target Actual %
100%	100%
50%	90%
None	<90%

If actual cumulative Free Cash Flow is between 90% and 100% of the target, the award will vest proportionately. If actual cumulative Free Cash Flow exceeds 100% of the Free Cash Flow target for the measurement period, the participant will receive an additional grant of shares of restricted stock that will vest 60 days following the last day of the measurement period. The number of additional shares of restricted stock will be determined by interpolation, but will not exceed 50% of the number of shares of restricted stock that vest as set forth above up to 110% of the targeted cumulative Free Cash Flow.

EXECUTIVE COMPENSATION

Fiscal 2010 Summary Compensation Table

The following table shows the amount of compensation earned by NCM Inc.’s named executive officers during the years indicated. For additional information regarding the material terms of each named executive officers’ employment agreement, see “Compensation Discussion and Analysis—Employment Agreements” and “—Potential Payments upon Termination or Change in Control” below.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total (6)

Kurt C. Hall President, Chief Executive Officer and Chairman	2010	$735,420	—	$1,303,075	$1,114,875	$1,042,224	$35,928	$4,231,522
	2009	$721,000	—	$1,295,872	$1,446,691	$761,531	$41,988	$4,267,082
	2008	$721,000	—	—	—	$389,340	$50,533	$1,160,873

Clifford E. Marks President of Sales and Marketing	2010	$709,155	—	$698,078	$597,254	$1,005,002	$30,835	$3,040,324
	2009	$695,250	$21,612	$694,210	$775,014	$712,721	$36,398	$2,935,205
	2008	$695,250	—	—	—	$401,159	$39,972	$1,136,381

Gary W. Ferrera Executive Vice President and Chief Financial Officer	2010	$357,000	—	$491,994	$420,934	$379,450	$20,101	$1,669,479
	2009	$350,000	—	$489,272	$546,217	$279,006	$23,032	$1,687,527
	2008	$350,000	—	$193,700	$253,162	$141,750	$25,685	$964,297

Ralph E. Hardy Executive Vice President and General Counsel	2010	$262,637	—	$258,538	$221,194	$279,153	$11,447	$1,032,969
	2009	$228,380	$59,162	$228,035	$254,581	$122,893	$12,096	$905,147
	2008	$228,380	$38,337	—	—	$61,663	$9,327	$337,707

Earl B. Weihe (7) Executive Vice President and Chief Operations Officer	2010	$200,345	$124,004	$501,528	$395,815	$141,718	$9,544	$1,372,954
	2009	$179,497	—	$71,691	$80,035	$59,389	$8,681	$399,293
	2008	$179,296	—	—	—	$47,724	$9,901	$236,921

(1)	Refer to “Compensation discussion and analysis—Discretionary bonus” for further discussion of the discretionary bonuses awarded.
(2)

The amounts represent the aggregate grant date fair value of the stock awards computed in accordance with ASC Topic 718. For stock awards granted during 2008, the amounts were based on the aggregate grant date fair value, which is the number of shares granted multiplied by the fair market value on the date of grant ($19.37 in January 2008). The stock awards granted during 2009 and 2010 are scheduled to vest based upon the achievement of performance conditions relating to cumulative “Free Cash Flow” at the end of the three-year measuring period. The 2009 amounts have been revised to reflect the increase in fair value as determined under ASC Topic 718 from the date of grant on January 15, 2009 ($9.22 per share) to April 28, 2009 ($14.73 per share) when the additional shares authorized for issuance under the Equity Incentive Plan were approved by NCM Inc.’s stockholders. The following additional expense recognized by NCM Inc. for 2009 included above was $484,742 for Mr. Hall, $259,681 for Mr. Marks, $183,020 for Mr. Ferrera and $85,300 for Mr. Hardy. The 2009 awards have not been modified and the revised 2009 amounts do not change the determination of named executive officers for 2009. For 2009 and 2010, the amounts for these awards are presented based on 100% of the fair market value on the date of grant ($16.97 in January 2010 and $19.17 in November 2010) and do not include an estimate of performance. Actual results could materially differ from this estimate. Stock awards are further discussed in “Compensation discussion and analysis—Long-term incentive.”

Name	Grant Date	Maximum number of shares vest	Maximum Grant Date Fair Value (a)
Kurt C. Hall	1/15/2009	131,963	$1,943,815
	1/14/2010	115,180	$1,954,605

Clifford E. Marks	1/15/2009	70,694	$1,041,323
	1/14/2010	61,704	$1,047,117

Gary W. Ferrera	1/15/2009	49,824	$733,908
	1/14/2010	43,488	$737,991

Ralph E. Hardy	1/15/2009	23,222	$342,060
	1/14/2010	22,853	$387,815

Earl B. Weihe	1/15/2009	7,300	$107,529
	1/14/2010	10,442	$177,201
	11/4/2010	30,000	$575,100

a)

The amount is based on the maximum number of shares as of the grant date subject to the award assuming the highest level of performance is achieved (150%). Actual results could materially differ from this estimate. The 2009 amounts have been revised (see above). The additional amounts for 2009 included above was $727,116 for Mr. Hall, $389,524 for Mr. Marks, $274,531 for Mr. Ferrera and $127,953 for Mr. Hardy. For 2010, the amounts for these awards are presented based upon the fair market value on the date of grant ($16.97 in January 2010 and $19.17 in November 2010).

(3)

The amounts represent the aggregate grant date fair value of the options computed in accordance with ASC Topic 718 and do not represent cash payments made to the individuals or amounts realized. See details of the assumptions used in valuation of the options in Note 9, “Share-Based Compensation” to the audited financial statements of NCM Inc. filed with the SEC on Form 10-K for the year ended December 30, 2010. The full grant date fair value of the awards were $4.84 (January 14, 2010), $4.91 (November 4, 2010) and $5.06 (January 8, 2008) per share. While the strike price of the grant remains unchanged, the 2009 amounts have been revised to reflect the increase in fair value as determined under ASC Topic 718 from the date of grant on January 15, 2009 (fair value of $2.08 per share) to April 28, 2009 (fair value of $5.48 per share) when the additional shares authorized for issuance under the 2007 Equity Incentive Plan were approved by NCM Inc.’s stockholders. The following additional expense recognized by the Company for 2009 included above was $897,122 for Mr. Hall, $480,602 for Mr. Marks, $338,720 for Mr. Ferrera and $157,871 for Mr. Hardy. The 2009 awards have not been modified. The Grants of Plan Based Awards table discloses the options granted to the named executive officers. Options are further discussed in “Compensation discussion and analysis—Long-term incentive.”

(4)

The Compensation Committee approved 2010 performance bonuses for the named executive officers on February 22, 2011, and the bonuses were paid on March 2, 2011. In 2010 and 2009, the payments of non-equity incentive plan compensation included a stretch bonus due to achievement of certain performance measures. In 2008, no amount of stretch bonus was earned. In 2009, the payments of non-equity incentive plan compensation included a 2% raise deferral bonus due to achievement of certain performance measures. See further discussion in “Compensation discussion and analysis—Annual performance bonus.”

(5)	The following table provides details about each component of the “All Other Compensation” column from the Fiscal 2010 Summary Compensation Table above.

Name	Year	401(k) Employer Contribution (a)	Term Life Insurance (b)	Disability Insurance (c)	Restricted Stock Dividends (d)	Miscellaneous (e)	Total All Other Compensation
Kurt C. Hall	2010	$6,600	$1,889	$1,257	$22,588	$3,594	$35,928
	2009	$6,600	$1,852	$1,257	$30,117	$2,162	$41,988
	2008	$6,200	$1,206	$1,257	$38,901	$2,969	$50,533

Clifford E. Marks	2010	$6,600	$1,184	$1,257	$21,479	$315	$30,835
	2009	$6,600	$1,161	$1,257	$25,457	$1,923	$36,398
	2008	$6,200	$1,160	$1,257	$30,826	$529	$39,972

Gary W. Ferrera	2010	$6,600	$552	$1,257	$11,402	$290	$20,101
	2009	$6,600	$540	$1,257	$14,563	$72	$23,032
	2008	$5,492	$538	$1,257	$18,398	—	$25,685

Ralph E. Hardy	2010	$6,600	$1,084	$1,255	$2,508	—	$11,447
	2009	$6,600	$920	$1,231	$3,345	—	$12,096
	2008	$2,856	$919	$1,231	$4,321	—	$9,327

Earl B. Weihe	2010	$6,233	$1,191	$1,164	$852	$104	$9,544
	2009	$5,453	$1,026	$1,066	$1,136	—	$8,681
	2008	$5,873	$1,024	$1,065	$1,467	$472	$9,901

(a)

Represents matching contributions made pursuant to NCM LLC’s defined contribution 401(k) Plan. Eligible employees, including the named executive officers are eligible for a discretionary contribution under the 401(k) Plan on base pay up to IRS limits.

(b)	Represents imputed income for term life insurance coverage.
(c)	Represents imputed income for long-term and short-term disability insurance coverage.
(d)

Under the terms of these restricted stock awards, the named executive officers are entitled to receive dividends at the same time as other stockholders. During 2010, NCM Inc. accrued per share dividends of $0.16 on April 1, 2010, $0.18 on June 3, 2010 and September 2, 2010, and $0.20 on December 2, 2010, respectively. During 2009, NCM Inc. paid per share dividends of $0.16 on April 2, 2009, June 4, 2009, September 3, 2009 and December 3, 2009, respectively. During 2008, NCM Inc. paid per share dividends of $0.15 on March 26, 2008 and June 4, 2008, and $0.16 on September 4, 2008 and December 4, 2008.

(e)	Represents business-related awards, gifts and prizes and taxable fringe benefits.

(6)

As described further above in footnotes (2) and (3) to the Summary Compensation Table, the 2009 amounts have been revised to reflect the increase in fair value as determined under ASC Topic 718 from the date of grant on January 15, 2009 to April 28, 2009 when the additional shares authorized for issuance under the 2007 Equity Incentive Plan were approved by NCM Inc.’s stockholders. The following additional amounts for 2009 included above are $1,381,864 for Mr. Hall, $740,283 for Mr. Marks, $521,740 for Mr. Ferrera and $243,171 for Mr. Hardy. The 2009 awards have not been modified and the revised 2009 amounts do not change the determination of named executive officers for 2009.

(7)	Mr. Weihe’s base salary was increased to $250,000 per year effective December 1, 2010.

Fiscal 2010 Grants of Plan Based Awards

The following table shows the awards granted to NCM Inc.’s named executive officers for its 2010 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Option Awards: Number of Securities Underlying Options (3)	Exercise of Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (4)
		Thresh- hold	Target	Maxi- mum	Thresh- hold	Target	Maxi- mum
Kurt C. Hall	N/A	—	$735,420	$1,103,130
	1/14/2010							230,360	$16.97	$1,114,875
	1/14/2010				—	76,787	115,180			$1,303,075

Clifford E. Marks	N/A	—	$709,155	$1,063,733
	1/14/2010							123,407	$16.97	$597,254
	1/14/2010				—	41,136	61,704			$698,078

Gary W. Ferrera	N/A	—	$267,750	$401,625
	1/14/2010							86,975	$16.97	$420,934
	1/14/2010				—	28,992	43,488			$491,994

Ralph E. Hardy	N/A	—	$196,978	$295,467
	1/14/2010							45,704	$16.97	$221,194
	1/14/2010				—	15,235	22,853			$258,538

Earl B. Weihe	N/A	—	$100,000	$150,000
	1/14/2010							20,882	$16.97	$101,063
	1/14/2010				—	6,961	10,442			$118,128
	11/4/2010							60,000	$19.17	$294,752
	11/4/2010				—	20,000	30,000			$383,400

(1)

Amounts represent potential cash bonus amounts if goals and additional targets are achieved for 2010 performance for each named executive officer. The Compensation Committee may, at its complete discretion, reduce the amount of any awards payable under the 2010 Performance Bonus Plan by up to 25%. See the Summary Compensation Table for amounts paid.

(2)

Represents restricted stock grants made in 2010 under the Equity Incentive Plan. The restricted stock awards provide that the grantee will accrue dividends. For additional information regarding equity awards see “Compensation Discussion and Analysis—Long-Term Incentive” and “—Equity Incentive Plan Information.”

(3)

Represents stock option grants made in 2010 under the Equity Incentive Plan. For additional information regarding outstanding options, see the Outstanding Equity Awards Table. For additional information regarding equity awards see “Compensation Discussion and Analysis—Long-Term Incentive” and “—Equity Incentive Plan Information.”

(4)

Calculated in accordance with ASC Topic 718 as described in footnotes (2) and (3) to the Summary Compensation Table and are based on the closing price of NCM Inc.’s common stock on the date of the grant. The 2010 restricted stock awards are scheduled to vest based upon achievement of the actual cumulative “Free Cash Flow” target at the end of the three-year measuring period and are presented in the table based on target amounts. Refer to footnote (2) to the Summary Compensation Table for the maximum number of shares that could be awarded (150%).

Non-Equity Incentive Plan Awards

NCM Inc. has included a table in footnote (4) to the Fiscal 2010 Summary Compensation Table that provides additional information regarding its non-equity incentive plan awards and actual payouts for fiscal 2010, 2009 and 2008. Additional information about these awards and NCM Inc.’s actual performance is included in “Compensation discussion and analysis—Annual performance bonus.”

Equity Incentive Plan Awards

During fiscal 2010, each of NCM Inc.’s named executive officers received awards under its Equity Incentive Plan. Additional information about the awards is included in “Compensation discussion and analysis—Long-term incentive.”

Outstanding Equity Awards at December 30, 2010

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date (a)	Number of Shares of Stock That Have Not Vested		Market Value of Shares of Stock That Have Not Vested (b)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested (b)
Kurt C. Hall	284,985	189,989	(c)	$16.35	4/4/2021	31,372	(c)	$626,499
	87,975	175,949	(f)	$9.22	1/15/2019				87,975	$1,756,861
	—	230,360	(g)	$16.97	1/14/2020				76,787	$1,533,436

Clifford E. Marks	70,340	158,265	(d)	$16.35	4/4/2021	29,832	(d)	$595,745
	14,930	22,397	(d)	$24.04	9/7/2021
	1	94,258	(f)	$9.22	1/15/2019				47,129	$941,166
	—	123,407	(g)	$16.97	1/14/2020				41.136	$821,486

Gary W. Ferrera	36,130	59,622	(c)	$18.01	5/1/2021	9,836	(c)	$196,425
	20,000	30,000	(e)	$19.37	1/8/2018	6,000	(e)	$119,820
	—	66,432	(f)	$9.22	1/15/2019				33,216	$663,324
	—	86,975	(g)	$16.97	1/14/2020				28,992	$578,970

Ralph E. Hardy	31,662	21,107	(c)	$16.35	4/4/2021	3,484	(c)	$69,575
	15,482	30,962	(f)	$9.22	1/15/2019				15,481	$309,156
	—	45,704	(g)	$16.97	1/14/2020				15,235	$304,243

Earl B. Weihe	10,746	7,163	(c)	$16.35	4/4/2021	1,184	(c)	$23,644
	4,867	9,734	(f)	$9.22	1/15/2019				4,867	$97,194
	—	20,882	(g)	$16.97	1/14/2020				6,961	$139,011
	—	60,000	(h)	$19.17	11/4/2020				20,000	$399,400

(a)	Options generally expire prior to date if named executive officer terminates employment.
(b)	Amounts are based on NCM Inc.’s closing stock price, $19.97 per share, on December 30, 2010.
(c)	The options and restricted stock vest 20% per year commencing on January 1, 2008, subject to continuous service.
(d)	The options and restricted stock vest 20% per year commencing on January 1, 2009, subject to continuous service.
(e)	The options and restricted stock vest 20% per year commencing on January 8, 2009, subject to continuous service.
(f)	The options vest 33.33% per year commencing on January 15, 2010, subject to continuous service.
(g)	The options vest 33.33% per year commencing on January 14, 2011, subject to continuous service.
(h)	The options vest 33.33% per year commencing on November 4, 2011, subject to continuous service.
(i)	The restricted stock awards are scheduled to vest based on achievement of the actual cumulative Free Cash Flow target at the end of the three-year measuring period.

See “Compensation Discussion and Analysis—Long-Term Incentive” for additional information.

Option Exercises and Stock Vested at December 30, 2010

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (a)	Number of Shares Acquired on Vesting	Value Realized on Vesting (a)
Kurt C. Hall	—	—	15,686	$259,917
Clifford E. Marks	82,299	$426,156	9,944	$164,772
Gary W. Ferrera	86,522	$390,067	6,919	$115,888
Ralph E. Hardy	—	—	1,743	$28,882
Earl B. Weihe	—	—	591	$9,793

(a)	Amounts are based on NCM Inc.’s closing stock price on the date realized.

Potential Payments upon Termination or Change in Control

The following summaries set forth potential payments payable to NCM Inc.’s named executive officers upon termination of their employment or a change in control of NCM Inc. under their employment agreements, as amended, and under the Equity Incentive Plan, except for Mr. Weihe who has not entered into an employment agreement with NCM Inc. The following discussion is based on the assumption that the actual bonus amount would be the target amount reported as a non-equity incentive plan award in the “Grants of Plan Based Awards” table. Actual payments may be more or less than the amounts described below. In addition, NCM Inc. may enter into new arrangements or modify these arrangements, from time to time. Each employment agreement provides definitions for the termination reasons.

The following table assumes the executive’s employment was terminated under each of these circumstances on December 30, 2010 and such payments and benefits have an estimated value of:

	Cash Severance (1)	Bonus (1)	Medical Insurance (2)	Term Life Insurance (2)	Disability Insurance (2)	401(k) Employer Contrib. (2)	Value of Accelerated Equity Awards (3)
Kurt C. Hall (a)
Without Cause	$1,500,256	$750,128	$32,496	$3,778	$8,722	—	—
For Good Reason	$2,250,384	$750,128	$32,496	$3,778	$8,722	—	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	$3,375,576	$750,128	$40,620	$4,723	$10,903	—	$9,164,465
Death	—	$750,128	$16,248	—	—	—	—
Disability	—	$750,128	$16,248	$1,889	$4,361	—	—

Clifford E. Marks (b)
Without Cause or For Good Reason or Expiration of Agreement	$723,338	$1,005,002	$16,248	$1,185	$4,205	$6,600	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$4,569,452
Death	—	—	$16,248	—	—	—	—
Disability*	$361,669	—	$16,248	$1,185	$4,205	—	—

Gary W. Ferrera (c)
Without Cause or For Good Reason or Expiration of Agreement	$364,140	—	$16,248	$552	$2,117	$6,600	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$2,751,282
Death	—	—	$16,248	—	—	—	—
Disability*	$182,070	—	$16,248	$552	$2,117	—	—

Ralph E. Hardy (c)
Without Cause or For Good Reason or Expiration of Agreement	$281,022	—	$16,248	$1,084	$1,544	$6,600	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$1,510,383
Death	—	—	$16,248	—	—	—	—
Disability*	$140,511	—	$16,248	$1,084	$1,544	—	—

*	net of amounts offset by disability insurance payments
(1)

If the employment of the named executive officer is terminated by NCM Inc. for reasons other than disability, death or cause, or the executive resigns for good reason, as defined in the agreement, or his agreement is not renewed on substantially equal terms, he will be entitled to severance for a specified period and any annual bonuses awarded but not yet paid. If the named executive officer’s employment terminates due to his death, his beneficiaries will receive his base salary paid through the end of the month of his death. Except for Mr. Hall, if the named executive officer terminates employment on account of his disability, in exchange for a release of claims against NCM Inc., he will be entitled to his base salary for a period of six months following termination, offset by any disability benefits provided under a company sponsored benefit arrangement.

(a)

If the employment of Mr. Hall is terminated by NCM Inc., for reasons other than permanent disability, death or cause, he will be entitled to severance equal to two times his base salary. If Mr. Hall resigns from NCM Inc. with good reason, as defined in the agreement, he will be entitled to severance equal to three times his base salary. If, within three months before or one year after a change of control, as defined in the agreement, Mr. Hall resigns for good reason or his employment is terminated for reasons other than permanent disability, death or cause, he would be entitled to severance equal to four and one half times his base salary. If Mr. Hall terminates employment for any reason, other than cause, he or his beneficiaries will receive his actual bonus for the year prorated by the number of days until his termination to be paid at the same time bonuses are paid to other executives.
(b)

Mr. Marks will be entitled to severance equal to the greater of (1) his base salary paid over the remaining existing term of the 24 month contract and a bonus equal to the last bonus paid per month applied against the remaining contract period or (2) one year of base salary plus 100% of the bonus amount paid for the last full year of employment.

(c)	Mr. Ferrera and Mr. Hardy’s severance represent base salary paid over 12 months.

(2)

Except for Mr. Hall, if the employment of a named executive officer is terminated by NCM Inc. for reasons other than disability, death or cause, or he resigns for good reason, as defined in the agreement, the named executive officer is entitled to receive an amount equal to NCM Inc.’s premium costs or other contributions made by NCM Inc. on behalf of each named executive officer with respect to all employee benefit plans or programs that such named executive officer was participating in on the date of his termination of employment, for a specified period. If Mr. Hall’s employment is terminated by NCM Inc. for reasons other than disability, death or cause, or he resigns for good reason, as defined in the agreement, he will be entitled to payments equal to the amount of company contributions and payments under any medical, health and life insurance plans per month for the preceding calendar year, for a specified period. If the named executive officer terminates employment on account of his death or disability, he or his beneficiaries will be entitled to one year of continued coverage under the NCM Inc. medical and health insurance plan pursuant to COBRA and life insurance coverage.

(a)	Amounts for Mr. Hall represent a 24-month period, except if within three months before or one year after a change of control, as defined in the agreement, then he is entitled to 30-months of continued benefits.

(b)	Amounts for Mr. Marks represent estimates until the date he receives equivalent coverage but not longer than the period for which his base salary is paid after termination.

(c)	Amounts for Mr. Ferrera and Mr. Hardy represent a 12-month period.

(3)

Under the Equity Incentive Plan, if within three months prior to or one year after the consummation of a change of control, as defined in the plan, the named executive officer’s employment is terminated by NCM Inc., its affiliate or a successor in interest without cause or by the named executive officer for good reason, both as defined in the plan, then all outstanding options and stock appreciation rights shall become immediately exercisable and all other awards shall become vested and any restrictions will lapse. Amounts are based on NCM Inc.’s closing stock price, $19.97 per share, on December 30, 2010.

Director Compensation

Non-Employee Directors

For NCM Inc.’s 2010 fiscal year, NCM Inc.’s directors who were not its employees or employees of our founding members received an annual cash retainer of $40,800, plus $1,591 for each meeting of the board of directors they attended, along with a restricted stock unit grant of 5,680 shares on January 14, 2010 at $16.97 per share. The restricted stock units are settled in shares of NCM Inc.’s common stock. The restricted stock units vested on February 14, 2011, subject to continuous service. The restricted stock unit awards include the right to receive dividend equivalents, subject to vesting. Annual retainers were paid to the chairperson of each committee of the board of directors as follows: $10,608 for the Audit Committee chairperson and $5,304 for each of the Compensation Committee chairperson and the Nominating and Governance Committee chairperson. Audit Committee members also receive $1,591 for each Audit Committee meeting they attend, and Compensation Committee and Nominating and Governance Committee members receive $1,061 for each meeting of those committees they attend. In addition, the board formed a special committee during 2010 and members received $1,061 for each meeting they attended. NCM Inc. reimburses all of its directors for reasonable travel, lodging and other expenses related to their service on the board of directors.

In January 2011, the Nominating and Governance Committee considered compensation for 2011 for non-employee directors and recommended a 3.7% increase for all compensation. For 2011, Mr. Holland will receive a lead director retainer fee that is equal to the retainers of the Compensation Committee and Nominating and Governance Committee chairs of $5,500. In addition, non-employee directors received a grant of 5,446 restricted stock units at $18.37 per share. The restricted stock units will be settled in shares of NCM Inc.’s common stock. The restricted stock units are scheduled to vest on February 13, 2012, subject to continuous service. The restricted stock unit awards include the right to receive dividend equivalents, subject to vesting.

Employee Directors

NCM Inc.’s employees and employees of our founding members who also serve as directors receive compensation for their services as employees from their respective employers, but they do not receive any additional compensation from NCM Inc. for their service as its directors.

Fiscal 2010 Director Compensation

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	All Other Compensation (3)	Total
Lawrence A. Goodman	$71,034	$96,390	$4,090	$171,514
David R. Haas	$77,926	$96,390	$4,090	$178,406
James R. Holland, Jr.	$63,074	$96,390	$4,090	$163,554
Stephen L. Lanning	$64,138	$96,390	$4,090	$164,618
Edward H. Meyer	$62,547	$96,390	$4,090	$163,027
Scott N. Schneider	$67,318	$96,390	$4,090	$167,798

(1)	The following table provides details about each component of the “Fees Earned or Paid in Cash” column from the Fiscal 2010 Director Compensation Table above.

Name	Annual Retainer	Committee Chair Fees	Meeting Fees	Total Fees Earned or Paid in Cash
Lawrence A. Goodman	$40,800	$5,304	$24,930	$71,034
David R. Haas	$40,800	$10,608	$26,518	$77,926
James R. Holland, Jr.	$40,800	—	$22,274	$63,074
Stephen L. Lanning	$40,800	$5,304	$18,034	$64,138
Edward H. Meyer	$40,800	—	$21,747	$62,547
Scott N. Schneider	$40,800	—	$26,518	$67,318

(2)

The amounts represent the aggregate grant date fair value of the restricted stock unit awards as computed under ASC Topic 718 and do not represent cash payments made to the individuals or amounts realized. The grant date fair value of the awards was $16.97 per share, the closing price of NCM Inc.’s common stock on January 14, 2010, the date of grant.

(3)

During 2010, NCM Inc. accrued per share dividends of $0.16 on April 1, 2010, $0.18 on June 3, 2010 and September 2, 2010, and $0.20 on December 2, 2010, respectively. The dividends were paid shortly after the vesting on February 14, 2011.

The restricted stock units are also subject to the terms and provisions of the Equity Incentive Plan. The following table provides details about the “Stock Awards” column from the Fiscal 2010 Director Compensation Table above.

	Fiscal 2010 Grants			Outstanding Equity Awards at December 30, 2010
Name	Grant Date	Number of Shares of Stock	Grant Date Fair Value of Stock Awards (a)	Number of Shares of Stock that have not vested	Market Value of Shares of Stock That Have Not Vested (b)
Lawrence A. Goodman	1/14/2010	5,680	$96,390	5,680	$113,430
David R. Haas	1/14/2010	5,680	$96,390	5,680	$113,430
James R. Holland, Jr.	1/14/2010	5,680	$96,390	5,680	$113,430
Stephen L. Lanning	1/14/2010	5,680	$96,390	5,680	$113,430
Edward H. Meyer	1/14/2010	5,680	$96,390	5,680	$113,430
Scott N. Schneider	1/14/2010	5,680	$96,390	5,680	$113,430

(a)

Calculated in accordance with ASC Topic 718 as described in footnote (2) to the Fiscal 2010 Director Compensation Table and based on NCM Inc.’s closing share price on the grant date of $16.97 per share on January 14, 2010.

(b)	Amounts are based on NCM Inc.’s closing stock price, $19.97 per share, on December 30, 2010.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our common membership units are not publicly traded and are owned by AMC, Cinemark, Regal and NCM Inc. as described further below. Our manager, NCM Inc., has common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of NCM Inc.’s common stock as of June 30, 2011, by:

•	each person (or group of affiliated persons) who is known by NCM Inc. to own beneficially more than 5% of its common stock;

•	each of NCM Inc.’s executive officers and directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, NCM Inc. believes that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. As of June 30, 2011, the percentage of beneficial ownership for NCM Inc. is based on 53,923,511 shares of common stock outstanding (excluding unvested restricted stock) and 110,803,475 membership units outstanding for NCM LLC, of which 53.923,511 were owned by NCM Inc. Unless indicated below, the address of each individual listed below is 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405.

Beneficial Ownership

Name of Beneficial Owner	Shares of NCM Inc. Common Stock	NCM LLC Common Membership Units (1)	Percent of Class
Five Percent Stockholders
American Multi-Cinema, Inc. and Affiliates (2)	—	17,323,782	24.3%
Cinemark Holdings, Inc. (3)	—	17,495,920	24.5%
Regal Entertainment Group and Affiliates (4)	—	22,060,262	29.0%
Wells Fargo and Company (5)	5,879,941	—	10.9%
Wells Capital Management Incorporated (6)	5,713,468	—	10.6%
AllianceBernstein LP (7)	3,525,955	—	6.5%
Ameriprise Financial, Inc. and Related (8)	3,012,890	—	5.6%
Baron Capital Group, Inc. and Affiliates (9)	2,848,500	—	5.3%
Baron Small Cap Fund (9)	2,650,000	—	4.9%
FMR LLC and Related (10)	2,797,883	—	5.2%
TimesSquare Capital Management, LLC (11)	2,750,100	—	5.1%

Directors and Executive Officers
Kurt C. Hall (12)	799,302	—	1.5%
Clifford E. Marks (13)	93,992	—	*
Gary W. Ferrera (14)	162,718	—	*
Ralph E. Hardy (15)	92,820	—	*
Earl B. Weihe (16)	31,775	—	*
Gerardo I. Lopez	0	—	0%
Amy E. Miles	0	—	0%
Lee Roy Mitchell	0	—	0%
Lawrence A. Goodman	3,561	—	*
David R. Haas	20,141	—	*

Name of Beneficial Owner	Shares of NCM Inc. Common Stock	NCM LLC Common Membership Units (1)	Percent of Class
James R. Holland, Jr.	14,141	—	*
Stephen L. Lanning	5,680	—	*
Edward H. Meyer	8,680	—	*
Scott N. Schneider	14,141	—	*
All directors, nominees for director and executive officers as a group (14 persons)	1,246,951	—	2.3%

*	Less than one percent.
(1)	NCM LLC common membership units are redeemable at any time at the option of the holder. Upon any redemption, NCM Inc. may choose whether to redeem the units for shares of its common stock on a one-for-one basis or for a cash payment equal to the market price of shares of NCM Inc. common stock. If each member of NCM LLC chose to redeem all of its NCM LLC common membership units and NCM Inc. elected to issue shares of NCM Inc. common stock in redemption of all of the units, AMC would receive 17,323,782 shares of NCM Inc. common stock, Cinemark would receive 17,495,920 shares of NCM Inc. common stock and Regal would receive 22,060,262 shares of NCM Inc. common stock. These share amounts would represent 15.6%, 15.8% and 19.9%, respectively, of our outstanding common stock, assuming that all of the NCM LLC units are converted into our common stock.
(2)	Includes American Multi-Cinema, Inc., AMC Entertainment Inc., Marquee Holdings Inc., and AMC Entertainment Holdings, Inc. The address of these stockholders is 920 Main Street, Kansas City, Missouri 64105. Represents beneficial ownership as of March 17, 2011 based on the Statement of Changes in Beneficial Ownership of Securities filed on Form 4 on March 23, 2011.
(3)	The address of this stockholder is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. Represents beneficial ownership as of March 17, 2011 based on the Statement of Changes in Beneficial Ownership of Securities filed on Form 4 on March 21, 2011.
(4)	Includes Regal Entertainment Group at 7132 Regal Lane, Knoxville, Tennessee 37918 and Anschutz Company and Phillip F. Anschutz at 555 Seventeenth Street, Suite 2400, Denver, Colorado 80202. Represents beneficial ownership as of March 17, 2011 based on the Statement of Changes in Beneficial Ownership Securities filed on Form 4 on March 21, 2011.
(5)	The address of this stockholder is 420 Montgomery Street, San Francisco, California 94104. Represents beneficial ownership as of April 30, 2011 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on May 10, 2011.
(6)

The address of this stockholder is 525 Market Street, 10th Floor, San Francisco, California 94105. Represents beneficial ownership as of April 30, 2011 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on May 10, 2011.

(7)	The address of this stockholder is 1345 Avenue of the Americas, New York, New York 10105. Represents beneficial ownership as of December 31, 2010 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 9, 2011.
(8)	Includes Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC. The address of these stockholders is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474 and 100 Federal Street, Boston, Massachusetts 02110, respectively. Represents beneficial ownership as of December 31, 2010 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 11, 2011.
(9)

Includes Baron Capital Group, Inc., BAMCO Inc, Ronald Baron and Baron Small Cap Fund. The address of these stockholders is 767 Fifth Avenue, 49th floor, New York, New York 10153. Represents beneficial ownership as of December 31, 2010 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 14, 2011.

(10)	Includes FMR LLC and Edward C. Johnson 3d. The address of these stockholders is 82 Devonshire Street, Boston, Massachusetts 02109. Represents beneficial ownership as of December 31, 2010 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 14, 2011.
(11)

The address of this stockholder is 1177 Avenue of the Americas, 39th Floor, New York, New York 10036. Represents beneficial ownership as of December 31, 2010 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 9, 2011.

(12)	Includes 632,716 stock options that were vested and exercisable within 60 days of June 30, 2011.

(13)	Includes 90,992 stock options that were vested and exercisable within 60 days of June 30, 2011.
(14)	Includes 158,148 stock options that were vested and exercisable within 60 days of June 30, 2011.
(15)	Includes 88,413 stock options that were vested and exercisable within 60 days of June 30, 2011.
(16)	Includes 31,022 stock options that were vested and exercisable within 60 days of June 30, 2011.

To NCM Inc.’s knowledge, none of its officers or directors has pledged any of his or her shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

Before the completion of NCM Inc.’s IPO in February 2007, NCM LLC was wholly owned by our founding members. In connection with the completion of the IPO, NCM Inc. purchased from NCM LLC a number of newly issued common membership units, at a price per unit equal to the IPO price per share, less underwriting discounts and commissions and related offering expenses. We paid a portion of the proceeds we received from the sale of our units to NCM Inc. to our founding members in exchange for their agreement to modify payment obligations under their ESAs. In connection with the completion of the IPO, the underwriters exercised their over-allotment option to purchase additional shares in full, and we issued an equivalent number of additional units in NCM LLC to NCM Inc.

As of June 30, 2011, NCM Inc. owned 48.7% of the outstanding common membership units in NCM LLC, and the founding members collectively owned 51.3% of the outstanding common membership units in NCM LLC. NCM Inc. is the sole managing member of NCM LLC.

We entered into several agreements to effect the reorganization and the financing transaction in connection with the IPO and to define and regulate the relationships among us, NCM Inc. and the founding members after the completion of the IPO. Except as described in this section, we do not expect to have any material arrangements with NCM Inc., the founding members or any of our or their respective directors, officers or other affiliates going forward, other than ordinary course business relationships.

Transactions with Founding Members

Exhibitor Services Agreements

On February 12, 2007, NCM LLC and each of AMC, Cinemark and Regal agreed upon the final terms of the ESAs between NCM LLC and AMC, Cinemark and Regal, respectively. The ESAs, which replace the ESAs previously in effect among NCM LLC, AMC, Cinemark and Regal, were executed by the parties effective February 13, 2007. On November 8, 2008, we entered into amendments to the ESAs to clarify the definition of digital programming and allow the founding members to book digital programming directly with major studios, while keeping us financially indifferent through a payment of a percentage of the ticket revenue associated with the event. On October 1, 2010, we entered into second amendments to the ESAs to allow us to connect our advertising and Fathom networks to the new higher quality digital cinema projection systems that our founding members are installing in their theatres. Certain basic terms of the ESAs are discussed below:

Services Provided. Pursuant to the ESAs, NCM LLC is the exclusive provider within the United States of advertising services in the founding members’ theatres (subject to pre-existing contractual obligations and other limited exceptions for the benefit of the founding members), as well as of meeting events and digital programming events through our Fathom Events business, and the founding members agree to participate in such services. Advertising services include on-screen advertising and the FirstLook pre-show, use of the lobby entertainment network and lobby promotions. Meetings and events involve the hosting of meetings and distribution of digital content through our Fathom Business line and digital programming events through our Fathom Consumer business. The content, promotions, events, meetings and activities that are included within the services provided by us are generally referred to herein as the services.

Term and Termination. The ESAs entered into at the completion of the NCM Inc. IPO have a term of 30 years for advertising. The terms for Fathom Events businesses are five years with provisions for automatic renewal for a series of additional five-year terms through 2037 if certain financial performance conditions during each five-year term are met by our Fathom Business or Fathom Consumer businesses, as applicable. If such financial performance conditions are not met, the founding member may elect to extend the term relating to meetings or digital programming, as applicable so long as the Fathom Business and Fathom Consumer businesses are profitable (as defined). If the Fathom Business and Fathom Consumer businesses are not profitable (as defined) either the founding members or NCM LLC may elect not to extend the term relating to those businesses. Beginning one year prior to the end of the 30-year term of the ESAs, we will have a five-year right of first refusal to enter into a services agreement for the services provided under the ESA with the applicable founding member on terms equivalent to those offered by a third-party.

Either party may terminate the agreement upon:

•	a material breach of the ESA by the other party after notice and a cure period;

•	a government, regulatory or judicial injunction, order or decree; or

•

bankruptcy, insolvency or dissolution of the other party, appointment of a receiver or trustee for the other party who is not dismissed within 60 days or cessation of business or inability to pay debts.

Theatres. The founding members are required to make all of their theatres available for the services, including theatres that are newly acquired or built during the term of the ESA, but excluding draft house and art house theatres (attendance at which shall not exceed 4% of the attendance at the founding member’s participating theatres for the preceding year) and screens exhibiting IMAX technology. For newly acquired theatres that are subject to contracts with an alternative cinema advertising provider, if the founding member wishes to receive common membership units in NCM LLC (as provided in the common unit adjustment agreement described below) at the time the theatres are acquired, the ESA provides that the founding member may make certain run out payments until NCM LLC can utilize the theatres for all of its services. Alternatively, the founding member may wait to receive common membership units for the acquired theatres until the contracts with the alternative providers have expired and NCM LLC may provide its services without limitation.

Lobby Entertainment Network. With exceptions for digitized theatres that already have lobby screens for the LEN, the founding members are required to have one LEN screen in digitized theatres with ten or fewer auditoriums, two LEN screens in digitized theatres with eleven to twenty auditoriums and three LEN screens in digitized theatres with more than twenty auditoriums.

Inventory. The pre-feature program for digital on-screen advertising is generally 20 to 30 minutes long, and the founding members have agreed to use commercially reasonable efforts to open their auditoriums to customers at least 20 minutes prior to the advertised show time. Lobby entertainment network advertising is displayed in a repeating loop. With respect to lobby promotions, there is an inventory of lobby promotions that are pre-approved by the founding members. Additional lobby promotions may be added to the pre-approved inventory upon consent by NCM LLC and the founding member. For Fathom Events (except Sunday church worship services, which require approval), the ESA also establishes pre-approved periods when such events may be exhibited in applicable theatres, specifically on Monday through Thursday evenings for digital programming events and Monday through Thursday from 6:00 a.m. to 6:00 p.m. for meetings, in both cases except during specified peak holiday periods. Fathom Consumer events may be exhibited and Fathom Business events may be conducted at other times upon consent by NCM LLC and the founding member.

Payments. In consideration for NCM LLC’s access to NCM LLC’s founding members’ theatre attendees for on-screen advertising and use of off-screen locations within the founding members’ theatres for the lobby entertainment network and lobby promotions, the founding members receive a monthly theatre access fee under the ESAs. The theatre access fee is composed of a fixed payment per patron and a fixed payment per digital screen, which will be adjusted for any advertising exhibited by some, but not all, theatres or founding members because of content objections or technical capacity. The payment per theatre patron will increase by 8% every five years with the first such increase taking effect after the end of fiscal 2011 and the payment per digital screen increases annually by 5%, beginning after the end of fiscal 2007. In 2010, the theatre access fee aggregate payments to the founding members totaled $52.6 million. The theatre access fee paid in the aggregate to all founding members cannot be less than 12% of our aggregate advertising revenue (as defined in the ESA), or it will be adjusted upward to reach this minimum payment. Beginning on October 1, 2010, the theatre access fee paid to our members included an additional fee for digital cinema systems connected to our advertising network pursuant to an amendment of the ESAs entered into during 2010. These new systems will not only provide higher quality 2D images, they will also expand our capability to provide 3D advertising and 3D live and pre-recorded Fathom events. It is expected that over the next 24 to 36 months the vast majority of our founding member screens will be equipped with the new digital cinema equipment.

In consideration for the exhibition of Fathom Consumer events, the founding members retain 15% of the revenue from ticket sales, net of taxes and refunds and 100% of the concession sales. We distribute a total of 15% of the net revenue received from any promotional fee for a Fathom Consumer event to the founding members that participated in such Fathom Consumer event, allocated based upon the number of tickets sold. Revenue from Fathom Business events is shared based on the type of event. On November 5, 2008, NCM LLC and the founding members agreed to an amendment of the ESA that, among other things, provides the founding members with the flexibility to book digital programming directly with major studios and provides NCM LLC a payment of a percentage of the ticket revenue associated with the event. In 2010, NCM LLC received approximately $135,000 for these digital programming events.

For Fathom Business Meetings with a Movie or Fathom Business Meetings with a Consumer Event, the founding member retains the proceeds of movie ticket sales for a full sale of the auditorium (at adult ticket prices) and we retain other fees associated with the meeting. For meetings without a movie, we pay the founding member 15% of the rental revenue for the meeting. For church worship services, we pay the founding member 50% of the rental revenue for the meeting. In 2010, aggregate payments to the founding members for use of their screens and theatres for our meetings and events business totaled $7.3 million.

We pay the cost associated with providing our services to the founding members’ theatres, which includes selling and marketing expenses (including base salaries, commissions and benefits of our advertising sales staff and marketing, public relations and research departments), network operations and maintenance costs (including costs to run our network operations center, satellite bandwidth costs and costs for the maintenance of the network software and hardware), advertising and event costs (including production and other costs associated with non-digital advertising, and direct costs of events) and administrative expenses (including salaries, bonuses and benefits for our administrative staff and occupancy costs). The founding members pay the in-theatre operational costs of exhibiting the services within the theatres (such as electricity), except that any incremental costs (such as third-party security at digital programming events) may be reimbursed by us.

Beverage Concessionaire Agreements. Under the ESAs, we display up to 90 seconds of on-screen advertising for beverage concessionaires at the time established in their agreements with the founding members and the founding members are required to pay to us an initial beverage agreement advertising rate based on CPM (cost per thousand) impressions for the beverage advertising. During 2010, we displayed 60 seconds of on-screen advertising for beverage concessionaires for all founding member exhibitors. As long as the beverage agreement advertising rate does not exceed the highest rate being charged by NCM LLC for on-screen advertising, the rate increases annually at a rate of (a) 8% per year for each of the first two calendar years following our 2007 fiscal year, (b) 6% per year for the next two fiscal years, and (c) for all following years, at an annual percentage equal to the annual increase in the advertising rate charged by NCM LLC to unaffiliated third parties. In 2010, total revenue from the founding members related to the beverage concessionaire agreements totaled $37.2 million.

Equipment. Founding members’ existing digitized theatres have the requisite equipment to participate in the advertising services. Equipment acquisitions are funded by the founding members. For newly acquired and built theatres, as well as theatres converting from the non-digitized to digitized format, in most cases we are responsible for procuring the equipment necessary to deliver our services on behalf of the founding members; however; the founding members have the option to procure equipment directly. The founding members will pay for (through a reimbursement to us or directly) any equipment within the theatre and we will pay for the equipment that is not within or attached (satellite dish) to the theatres and for any testing equipment installed within the theatres to maintain our software. Under the ESAs, the founding members will be responsible for the cost of installation of equipment purchased, but they may elect to have us perform the installation, in which case we will be reimbursed for installation services. If satellite service is not available and a landline connection is required for delivery of its services, we will pay for the costs of the landline connection with respect to delivery of content from NCM LLC to the founding member’s wide area network, and the founding member will pay the costs with respect to delivery of content from its wide area network to its theatres.

Each party owns the equipment for which it pays or for which it reimburses the other party. We may request replacement, upgrade or modification of equipment or software in any theatre, provided such request is made to all founding members, and NCM LLC and the founding member will negotiate the terms and cost-sharing of any upgrade requests. Under the ESAs, if no agreement is reached regarding the upgrade request, we may elect to pay for the proposed replacements, upgrades or modifications. The parties, pursuant to the ESAs, agree to use commercially reasonable efforts to replace the current digital content network through the integration with any network for delivery of digital cinema services so that our services can be delivered over any such digital cinema network. As the majority of the cost of the digital cinema deployment will be funded by others, it is not expected to create a significant increase in our capital expenditures and is not expected to have a material adverse impact on our Adjusted OIBDA as increases in our operating costs are expected to be offset by the sales benefits associated with the higher quality projection and ability to display 3D advertising and events. We will perform repair and routine maintenance of equipment, unless the founding member elects to assume this responsibility. If we are performing repair and routine maintenance, it will bear the cost of repairs (subject to limited restrictions), but not replacement. The founding member will pay the expense of equipment repair or replacement if the expense would constitute a capital expense for NCM LLC or if the expense is payable by the founding member’s insurance provider upon theft or insured damage.

Content Standards. Section 4.03 of each of the ESAs establishes content standards for the services that we provide. Specifically, content may not (a) be subject to a Motion Picture Association of America “X” or “NC-17” rating or the equivalent; (b) promote illegal activity; (c) promote the use of tobacco, sexual aids, birth control, firearms, weapons or similar products; (d) promote alcohol, except prior to “R”-rated films in an auditorium; (e) constitute religious advertising, except the time and location for local church services; (f) constitute political advertising or promote gambling; (g) promote competitive theatres, theatre circuits or other entities that compete with the founding member or us; (h) violate any of the founding member’s beverage agreements or identified exclusive contractual relationships; or (i) otherwise negatively reflect on the founding member or adversely affect the founding member’s attendance, as determined in the founding member’s reasonable discretion and specified with respect to the geographical locations affected. If certain founding members decline to exhibit an advertisement on the basis of these content standards, while other founding members agree to exhibit it, the revenue from such advertisement is considered “4.03 Revenue.” 4.03 Revenue will increase the theatre access fee paid to the founding members that displayed such advertisement relative to the founding members that did not display such advertisement in all or some of their theatres.

Founding Member Brand. The ESAs provides that we, in coordination with each founding member, create a brand identity for the founding member, presented in interstitial messaging during the FirstLook pre-feature program, including an introduction and close to the program. We also include in the pre-feature show up to two minutes for promotion of the founding member in segments called branded slots, and we include founding member branding in the policy trailer we produce. The branded slots may include theatre advertising, as described below. The branded slots are provided by us to the founding members at no charge and include 45 seconds within 15 minutes of show time, 15 seconds of which is placed within 11 minutes of show time, and the remainder placed at our discretion. We may move the placement of the branded slots up to one minute further from the advertised movie show time if we sell additional advertising units to third parties that will follow the branded slots. After the advertised show time (and after the pre-feature show), the founding members may also exhibit a policy trailer regarding theatre policy and operations. The policy trailer may include promotions of the founding member’s concessions and may display branding of film studios, distributors or production companies. Upon prior written approval of the founding member, we may sell advertising for inclusion in the policy trailer. Under the ESAs, we provide, at no additional cost to the founding members, creative services to prepare branding material for the founding members, subject to a 1,000 hour annual limit for creative services to each founding member. After this hour limit is reached, the founding member may purchase additional creative services on an hourly basis. For 2010, AMC used 211 hours, Cinemark used 698 hours and Regal used 1,000 hours of creative services provided by us. In addition, Regal paid us $50,000 for additional creative services provided in 2010.

Founding Member Strategic Programs. The ESAs allow a founding member to exhibit advertising that is not directly related to theatre operations but is designed to promote the theatres or the movie-going experience to increase attendance or revenue (other than revenue from the sale of advertising) for the founding member (called a founding member strategic program). The founding member, at no cost, may use one minute for every 30 minutes of advertising on the lobby entertainment network and certain lobby promotions for its strategic programs in up to two local or regional promotions per theatre per flight (the approximately four- to five-week period that advertising content runs before being refreshed by NCM LLC) and up to four national promotions per year, provided that only one national promotion is running at any given time. The founding member may purchase an additional minute of lobby entertainment network time, for strategic programs at rate card rates and subject to availability. Any additional strategic advertising on the lobby entertainment network or as part of a lobby promotion must be agreed to by us. There was not a significant amount of lobby entertainment network or lobby promotion provided to the founding members during 2010.

Theatre Advertising. The ESAs permit the founding members to use their branded slot time (as described above) within the FirstLook program and the lobby entertainment network and certain lobby promotions to promote various activities associated with operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, special events presented by the founding member and vendors of non-film related services provided to theatres, so long as such promotions are incidental to the vendor’s service (called theatre advertising). The ESAs also permit the founding members to:

•	purchase additional theatre advertising at an arm’s length basis and subject to availability;

•	include promotion of concessions and display branding of film studios, distributor or production companies in the policy trailer;

•	exhibit theatre advertising and other internal programming, on lobby screens in excess of the lobby entertainment network requirements;

•

promote the grand opening of a theatre with promotions involving local businesses for the period of 14 days before to 14 days after the opening of such theatre, which may include, subject to availability, one on-screen advertisement of 30 seconds in length;

•	place advertising for full-length feature films on special popcorn tubs in circumstances where we do not sell such advertising; and

•	allow employee uniform suppliers to advertise on theatre employees’ uniforms.

Non-Competition. The founding members agree not to compete with NCM LLC in the businesses that the ESA authorizes us to conduct, unless:

•	the founding member or an affiliate acquires a competing business as an incidental part of an acquisition and disposes of the competing business as soon as practicable;

•	the founding member and any affiliates acquire an aggregate direct or indirect ownership of less than 10% of the voting power of a competitive business; or

•

the founding member enters into an agreement for the acquisition or installation of equipment or the provision of services with a competitor of NCM LLC, if there is no violation of our exclusive provision of services under the ESA.

Certain Other Provisions. The ESA includes (a) a limited license from us to the founding member for use of our software and marks and (b) a limited license from the founding member to us for use of the founding member’s marks. Each party makes standard representations and warranties, such as due formation and authorization to enter into and perform the agreement, and each party agrees to indemnify the other for certain liabilities. If the ESA with one founding member is amended, other founding members have the right to amend their ESAs to match such change pursuant to a most-favored nations provision. Neither party may assign, including by operation of law, its rights or obligations under the ESA, except to certain permitted transferees affiliated with the transferring entity.

Net Payments to Founding Members. In 2010, the net payments to (from) each founding member for theatre access fees, payments for use of their screens and theatres for our meetings and events business and for beverage concessionaire agreements were $7.2 million to AMC, $6.3 million to Cinemark and $9.3 million to Regal, respectively.

NCM LLC Operating Agreement

On February 12, 2007, NCM Inc., AMC, Cinemark and Regal agreed upon final terms of the NCM LLC third amended and restated limited liability company operating agreement, which was executed by the parties effective February 13, 2007. On March 16, 2009, we entered into a First Amendment to the NCM LLC third amended and restated limited liability company operating agreement to redefine the purpose of the Company to permit it to provide advertising at a variety of out-of-home advertising venues in addition to movie theatres. On August 6, 2010, we entered into a Second Amendment to the NCM LLC third amended and restated limited liability company operating agreement to modify the timing of written notice should a founding member desire to exercise its option to redeem common membership units. Certain basic terms of the operating agreement are discussed below.

Appointment as Manager. Under the operating agreement, NCM Inc. became a member and the sole manager of NCM LLC. As the sole manager, NCM Inc. controls all of the day to day business affairs and decision-making of NCM LLC without the approval of any other member. As such, NCM Inc., through its officers and directors, is responsible for all operational and administrative decisions of NCM LLC and the day-to-day management of our business. Furthermore, NCM Inc. cannot be removed as manager of NCM LLC.

Except as necessary to avoid being classified as an investment company or with the founding members’ approval, as long as NCM Inc. is the manager of NCM LLC, its business will be limited to owning and dealing with units, managing the business of NCM LLC, fulfilling its obligations under the Exchange Act, and activities incidental to the foregoing.

Founding Member Approval Rights. If any director designee to NCM Inc.’s board of directors designated by our founding members pursuant to the director designation agreement described below is not appointed to NCM Inc.’s board, nominated by NCM Inc. or elected by its stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of our issued and outstanding common membership units) will be entitled to approve the following actions of NCM LLC:

•	approving any budget or any amendment or modification of the budget;

•	incurring any indebtedness or entering into or consummating any other financing transaction that is not provided for in the budget;

•

entering into or consummating any agreements or arrangements involving annual payments by NCM LLC (including the fair market value of any barter) in excess of $5 million (subject to annual adjustment based on the Consumer Price Index), except as otherwise provided in the budget, or any material modification of any such agreements or arrangements;

•

entering into or consummating any agreements or arrangements involving annual receipts (including the fair market value of any barter) in excess of $20 million (subject to annual adjustment based on the Consumer Price Index), or any material modification of any such agreements or arrangements;

•

except as contemplated herein, declaring, setting aside or paying any redemption of, dividends on, or the making of any other distributions in respect of, any of its membership units or other equity interests in NCM LLC, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;

•

amending any provision of the operating agreement to authorize, or to issue, any additional membership units or classes of units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof;

•

hiring or terminating the employment of the chief executive officer, chief financial officer, chief technology officer or chief sales and marketing officer of NCM LLC, or the entering into, amendment or termination of any employment, severance, change of control or other contract with any employee who has a written employment agreement with NCM LLC;

•	changing the purposes of NCM LLC, or the provision by NCM LLC of any services beyond the scope of the services defined in the ESAs, or services outside of the United States or Canada;

•	entering into any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of NCM LLC or a proposal for such a transaction;

•

leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) (x) having a fair market value or for consideration exceeding $10 million (subject to annual adjustment based on the Consumer Price Index), taken as a whole, or (y) to which the revenue or the profits attributable exceed $10 million (subject to annual adjustment based on the Consumer Price Index), taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly financial statement of NCM LLC;

•

entering into any agreement with respect to or consummating any acquisition of any business or assets having a fair market value in excess of $10 million (subject to annual adjustment based on the Consumer Price Index) taken as a whole, in any one transaction or series of related transactions, whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

•

settling claims or suits in which NCM LLC is a party for an amount that exceeds the relevant provision in the budget by more than $1 million (subject to annual adjustment based on the Consumer Price Index) or where equitable or injunctive relief is included as part of such settlement;

•

entering into, modifying or terminating any material contract or transaction or series of related transactions (including by way of barter) between (x) NCM LLC or any of its subsidiaries and (y) any member or any affiliate of any member or any person in which any founding member has taken, or is negotiating to take, a material financial interest, in each case, other than relating to the purchase or sale of products or services in the ordinary course of business of NCM LLC;

•

entering into any agreement for NCM LLC to provide to any new member or affiliate of any new member any services similar to those set forth in the ESAs described above, or admitting to NCM LLC any new member;

•

entering into, modifying or terminating any agreement for NCM LLC to provide any services to any person (other than a member or affiliate of a member) that requires capital expenditures or guaranteed payments in excess of $1 million annually (subject to annual adjustment based on the Consumer Price Index);

•

dissolution of NCM LLC; the adoption of a plan of liquidation of NCM LLC; any action by NCM LLC to commence any suit, case, proceeding or other action (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to NCM LLC, or seeking to adjudicate NCM LLC as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to NCM LLC, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for NCM LLC, or for all or any material portion of the assets of NCM LLC, or making a general assignment for the benefit of the creditors of NCM LLC;

•	approving any significant tax matters;

•	valuation determinations to be made under the operating agreement;

•	amending or changing certain provisions of the operating agreement; and

•	any expenditure by NCM LLC to replace, upgrade or modify any equipment or software owned by any of the founding members or their affiliates.

For purposes of calculating the 5% ownership thresholds discussed above, shares of NCM Inc. common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold, but common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption or such founding member has disposed of such shares of common stock to another founding member. Shares of NCM Inc. common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units. NCM LLC common membership units held by permitted transferees of a founding member will be combined with units held by the founding member for purposes of determining whether the 5% threshold has been met, and the founding member and its permitted transferees may exercise their designation rights jointly. Permitted transferees include affiliates of the founding member and entities that are owned more than 50% by the same entity or entities that ultimately control the founding member.

Compensation. NCM Inc. is not entitled to compensation for its services as manager except as provided in the Management Services Agreement described under “—Transactions with NCM Inc.—Management Services Agreement” below, or as otherwise approved by a vote of the members holding a majority of the outstanding common membership units plus each founding member. NCM Inc. is entitled to reimbursement by us for its reasonable out-of-pocket expenses incurred by it on our behalf.

Distributions. The operating agreement provides for mandatory distributions to members of all “Available Cash,” as defined in the operating agreement. Available Cash does not include amounts drawn or paid under our working capital line of credit. The mandatory distributions must occur quarterly. In 2010, available cash distributions totaled $156.1 million. Of that amount, the portion payable to NCM Inc., AMC, Cinemark and Regal totaled $71.0 million, $28.8 million, $24.0 million and $32.3 million, respectively.

Transfer Restrictions. The operating agreement generally permits transfers of membership units of NCM LLC, subject to limited exceptions. Any transferee of membership units must assume, by operation of law or written agreement, all of the obligations of the transferring member with respect to the transferred units, even if the transferee is not admitted as a member of NCM LLC. In the event of a transfer of membership units by a founding member, the transferee shall not have the rights and powers of a founding member (such as the right to designate directors for nomination), unless the transferee is an entity that is affiliated with the founding member or that is controlled by certain owners of the founding member.

Common Unit Redemption Right. The operating agreement provides a redemption right of the members to exchange common membership units of NCM LLC for shares of NCM Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalization or similar events), or at NCM Inc.’s option, a cash payment equal to the market price of one share of NCM Inc. common stock. If NCM Inc. determines to make a cash payment, the member has the option to rescind its redemption request within a specified time period. In the event of a determination to make a cash payment, NCM Inc. is obligated to sell to a third party a number of shares equal to the number of redeemed units, to ensure that the number of NCM LLC common units owned by NCM Inc. equals the number of outstanding shares of NCM Inc. common stock. Upon the exercise of the redemption right, the redeeming member will surrender common units to NCM LLC for cancellation. Pursuant to its amended and restated certificate of incorporation, NCM Inc. will then contribute cash or shares of its common stock to NCM LLC in exchange for an amount of newly issued common units equal to the number of units surrendered by the redeeming member. NCM LLC will then distribute the cash or shares of common stock to the redeeming member to complete the redemption.

During the third quarter of 2010, AMC and Regal exercised the redemption right of an aggregate 10,955,471 common membership units, whereby AMC and Regal surrendered 6,655,193 and 4,300,278 common membership units to NCM LLC for cancellation, respectively. NCM Inc. contributed an aggregate 10,955,471 shares of its common stock to NCM LLC in exchange for a like number of newly issued common membership units. NCM LLC then distributed the shares of common stock to AMC and Regal to complete the redemptions.

Issuance of Units upon Exercise of Options or Vesting of Other Equity Compensation. Upon the exercise of options NCM Inc. has issued or the vesting of shares for other types of equity compensation (such as issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), NCM Inc. will have the right to acquire from us a number of common units equal to the number of NCM Inc. shares being issued in connection with the exercise of options or vesting of shares for other types of equity compensation. In consideration for such units, NCM Inc. will contribute to NCM LLC the consideration it received for the exercise of options or vesting of shares for other types of equity compensation. In 2010, NCM Inc. acquired 472,259 units due to vesting of restricted stock and exercise of options and contributed $3.5 million to NCM LLC.

Dissolution. The operating agreement provides that the unanimous consent of all members holding common units will be required to voluntarily dissolve NCM LLC. In addition to a voluntary dissolution, NCM LLC will be dissolved upon the entry of a decree of judicial dissolution in accordance with Delaware law or the termination of the legal existence of the last remaining member. Upon a dissolution event, the proceeds of liquidation will be distributed in the following order:

•	first, to pay the expenses of winding up and dissolving NCM LLC and debts and liabilities owed to creditors of NCM LLC, other than members;

•	second, to pay debts and liabilities owed to members; and

•	third, to the members pro rata in accordance with their percentage interests.

Confidentiality. Each member agrees to maintain the confidentiality of NCM LLC’s intellectual property and other confidential information for a period of three years following the earlier of (i) date of dissolution of NCM LLC or (ii) the date such member ceases to be a member. This obligation covers information provided to NCM LLC by the members and their affiliates, and excludes disclosures required by law or judicial process.

Amendment. The operating agreement may be amended by a vote of the members holding a majority of the outstanding common membership units plus each founding member. Amendments to specified provisions require the additional consent of us as manager. No amendment that would materially impair the voting power or economic rights of any outstanding common units in relation to any other outstanding class of units may be made without the consent of a majority of the affected units. No amendment that would materially impair the voting power or economic rights of any member in relation to the other members may be made without the consent of the affected member.

Indemnification. The operating agreement provides that we will indemnify our managers, members and officers against liabilities that arise in connection with the business of NCM LLC and any activities of any managers, members and officers involving actions taken on behalf of NCM LLC, provided that the indemnification will not apply to acts of gross negligence or willful misconduct or a breach of any agreement between the indemnitee and NCM LLC.

Business Opportunities. The operating agreement also provides that, except as provided in the ESAs and as otherwise provided in the operating agreement, each member and its affiliates may have other business interests and may engage in any other businesses of any kind, including businesses that compete with our business and purpose.

Common Unit Adjustment Agreement

On February 12, 2007, NCM Inc., NCM LLC, AMC, Cinemark, and Regal agreed upon the final terms of a common unit adjustment agreement. The common unit adjustment agreement was executed by the parties effective February 13, 2007.

The common unit adjustment agreement provides a mechanism for adjusting membership units held by the founding members, based on increases or decreases in the number of screens operated by each founding member. Increases in the number of screens are included in the unit adjustment if arising from acquisition of a theatre or opening of a newly constructed theatre, except that acquired theatres subject to an agreement with an alternative cinema advertising provider will not be included until certain run out payments are made to us by the founding member acquiring the theatre pursuant to its ESA or until such third party cinema advertising agreement expires and the theatre is added to our network. Decreases in the number of screens are included in the unit adjustment if arising from disposition of a theatre, unless the purchaser or sublessee enters into an agreement with us similar to the ESA, the theatre is closed at the end of its lease term or a non-digitized theatre is closed within three years of the end of its lease term.

The adjustment of membership units pursuant to the common unit adjustment agreement is to be conducted annually, except that an earlier adjustment will occur for a founding member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent adjustment, will cause a change of two percent or more in the total annual attendance of all founding members. The adjustment is generally calculated by multiplying a founding member’s change in annual attendance from any acquisitions and dispositions during the relevant period by our enterprise value per attendee (as defined in the common unit adjustment agreement), and dividing this product by the sixty-day volume-weighted share price of NCM Inc.’s common stock. The changes in annual attendance will be calculated based on attendance at the relevant theatres during the prior twelve fiscal months; however, if an acquired theatre has not been operating during the twelve prior fiscal months, the change in annual attendance will be calculated based on 75% of the projected annual attendance for such theatre, with a subsequent adjustment made for any difference between 75% of the projected attendance and the actual attendance during the first twelve months of operation. Additionally, in the calculations for adjustment upon acquisition or disposition, only one-half of the attendance will be counted for theatres that are not digitized. If an acquired theatre that is not digitized is subsequently converted to a digitized theatre, the founding member will then be credited with half of that theatre’s attendance.

On March 31, 2010, we issued 127,290 common membership units to AMC, 1,757,548 common membership units to Cinemark, and 327,381 common membership units to Regal for the 2009 fiscal year common unit adjustment. In addition, on June 28, 2010, we issued 6,510,209 common membership units to a subsidiary of AMC as a result of that subsidiary’s acquisition of Kerasotes Showplace Theatres, LLC, which we refer to as the AMC Kerasotes Acquisition. On March 31, 2011, AMC surrendered 1,479,638 common membership units to us, and we issued 549,417 common membership units to Cinemark and 607,470 common membership units to Regal for the 2010 fiscal year common unit adjustment. Neither NCM LLC nor NCM Inc. received any cash consideration in exchange for the issuance of the units.

On April 30, 2008, pursuant to the provisions of the common unit adjustment agreement, we issued 2,913,754 common membership units to Regal in connection with the closing of its acquisition of Consolidated Theatres, as the acquisition resulted in an extraordinary attendance increase as defined in the common unit adjustment agreement. Neither NCM LLC nor NCM Inc. received any cash consideration in exchange for the issuance of the units. The number of units issued assumed that we would have immediate access to the Consolidated Theatres for sales of advertising. However, Consolidated Theatres has a pre-existing advertising agreement with another cinema advertising provider. Accordingly, pursuant to terms of the ESA, Regal will pay to us each quarter amounts calculated per the common unit adjustment agreement to reflect the net amount of cash that we would have generated if we were able to sell on-screen advertising in the Consolidated theatres on an exclusive basis. Regal will make the integration payments to us through June 2011 as the Consolidated screens have joined our network. The integration payments totaled $0.8 million for the six months ended June 30, 2011 and $3.9 million for the year ended December 30, 2010.

Tax Receivable Agreement

On February 12, 2007, NCM Inc., NCM LLC, AMC, Cinemark, and Regal agreed upon the final terms of the tax receivable agreement. The tax receivable agreement was executed by the parties effective February 13, 2007.

The tax receivable agreement provides for the effective payment by NCM Inc. to the founding members of 90% of the amount of cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that NCM Inc. actually realized as a result of certain increases in its proportionate share of tax basis in our tangible and intangible assets resulting from NCM Inc.’s IPO and related transactions, including increases attributable to payments made under the tax receivable agreement. These tax benefit payments are not conditioned upon one or more of the founding members maintaining a continued ownership interest in either NCM LLC or NCM Inc. NCM Inc. expects to benefit from the remaining 10% of cash savings, if any, that it may actually realize.

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing NCM Inc.’s actual income and franchise tax liability to the amount of such taxes that it would have been required to pay had there been no increase in its proportionate share of tax basis in NCM LLC’s tangible and intangible assets and had the tax receivable agreement not been entered into. The tax receivable agreement shall generally apply to NCM Inc.’s taxable years up to and including the 30th anniversary date of its IPO. The term of the tax receivable agreement will continue until any utilized benefits are no longer subject to potential audit or examination by a taxing authority. The term of the tax receivable agreement may, however, be terminated at an earlier date in the event that NCM Inc. exercises its right to terminate the agreement pursuant to an early termination procedure that requires NCM Inc. to pay the founding members an agreed upon amount equal to the present value of the estimated remaining payments to be made under the agreement.

Although the actual timing and amount of any payments that may be made under the tax receivable agreement will vary depending upon a number of factors (including the timing of any redemptions of common membership units in NCM LLC by our founding members, the extent to which such redemptions are taxable, the trading price of shares of NCM Inc. common stock at the time of any such redemptions, and the amount and timing of our income), we expect the payments that NCM Inc. may effectively make to the founding members could be substantial. If the Internal Revenue Service or other taxing authority were to subsequently challenge any of NCM Inc.’s cash savings covered by the tax receivable agreement, and if such challenge were ultimately upheld, the terms of the tax receivable agreement require the founding members to repay to NCM Inc. an amount equal to the prior payments effectively made by NCM Inc. in respect of such disallowed cash savings, plus a proportionate share of any applicable interest and penalties. In such an event, and if a founding member is unable to make a timely repayment to NCM Inc. under the terms of the tax receivable agreement, NCM Inc. will have the ability to cause NCM LLC to offset against payments owed to the founding member. The repayment obligation is a several liability of each founding member and not a joint liability among the founding members.

If NCM Inc. receives a formal notice or assessment from a taxing authority with respect to any cash savings covered by the tax receivable agreement, it will place any subsequent tax benefit payments that would otherwise be made to the founding members into an interest-bearing escrow account until there is a final determination. NCM Inc. shall have full responsibility for and sole discretion over, all its tax matters, including the filing and amendment of all tax returns and claims for refunds and the defense of all tax contests, subject to certain participation and approval rights held by the founding members. If one or more of the founding members was insolvent or bankrupt or otherwise unable to make payment under its repayment obligation, then NCM Inc.’s financial condition could be materially impaired.

On April 29, 2008, NCM Inc. and NCM LLC entered into a second amendment to the tax receivable agreement. The second amendment provides that NCM Inc. may at any time and at its option, make one or more estimated payments to each of the founding members or their affiliates that are parties to the ESAs in respect of any anticipated payments required under the tax receivable agreement. Any estimated payments made under the terms of the second amendment are subject to adjustment pending a final determination of the actual payments required under the tax receivable agreement.

At December 30, 2010, NCM Inc. recorded a long-term payable to our founding members under the tax sharing agreement of $194.0 million, of which NCM Inc. expects to make an additional $1.6 million payment for the 2009 taxable year and $20.0 million for the 2010 taxable year in 2011. In 2010, pursuant to the terms of the tax receivable agreement, NCM Inc. made estimated payments of $5.5 million to AMC, $4.2 million to Cinemark and $7.0 million to Regal, respectively for the 2009 and 2008 taxable years.

Software License Agreement

On February 12, 2007, NCM LLC, AMC, Cinemark, RCM and DCIP, a company jointly owned by the founding members, agreed upon the final terms of the Second Amended and Restated Software License Agreement, or the license agreement. The license agreement was executed by the parties effective February 13, 2007. Certain basic terms of the license agreement are discussed below:

License to NCM LLC. Pursuant to the license agreement, AMC and RCM grant NCM LLC a perpetual, royalty free license to the technology specified in the license agreement, for use in the United States with respect to the services provided under the ESAs. Subject to certain exceptions, the license to NCM LLC is exclusive with respect to the services provided under the ESAs. NCM LLC may sublicense the object code of the licensed technology to exhibitors of the services (as specified in the ESAs), to the extent necessary for those exhibitors to receive the services. RCM and AMC also grant NCM LLC a perpetual, royalty free license to the source code of the licensed technology for use in the United States. NCM LLC must keep the source code of the technology confidential. The founding members and DCIP each grant to NCM LLC, subject to certain limitations, a perpetual, royalty free license to any existing and future developments of such party based on the licensed technology that has application to the services provided under the ESAs.

License by NCM LLC. NCM LLC grants the founding members, subject to certain limitations, a perpetual, worldwide, royalty free license to any NCM LLC developments that existed at the IPO date based on licensed technology, for the founding members’ purposes outside of the services that are defined in the ESAs (but not including digital cinema applications). NCM LLC also grants DCIP founding members, through a new digital cinema joint venture, subject to certain limitations, a perpetual, worldwide, royalty free license to any existing and future NCM LLC developments that may have digital cinema applications.

Ownership. Subject to certain exceptions, NCM LLC retains ownership of any of its developments based on the licensed technology. Subject to the rights granted to NCM LLC under the license agreement, each founding member retains ownership of the licensed technology of that founding member and any of its developments based on the licensed technology. Subject to the rights granted to NCM LLC under the license agreement, DCIP retains ownership of its developments based on the licensed technology.

Exhibitor Services Agreement Termination by Founding Members. Under the license agreement, subject to certain exceptions, if an ESA with NCM LLC is terminated, that founding member will continue to have the right to use the licensed technology for the purposes specified in the license agreement, which does not include the right to use any development after the IPO date for the advertising or other services set forth in the ESA provided by NCM LLC.

Non-Competition. Through the term of the license agreement and notwithstanding the termination of any founding member’s ESA:

•

NCM LLC has agreed not to, directly or indirectly, as an owner, shareholder, joint venturer, advisor, consultant or otherwise, engage in any activity that competes with or is enhanced by DCIP’s business or activities relating to digital cinema without the prior written consent of DCIP, which DCIP may withhold in its absolute discretion, and

•

DCIP has agreed not to, directly or indirectly, as an owner, shareholder, joint venturer, advisor, consultant or otherwise, engage in any activity that competes with or is enhanced by NCM LLC’s business or activities relating to the services defined in the ESAs without the prior written consent of NCM LLC, which NCM LLC may withhold in its absolute discretion.

Director Designation Agreement

On February 12, 2007, NCM Inc., AMC, Cinemark and Regal agreed upon the final terms of the director designation agreement. The director designation agreement was executed by the parties effective February 13, 2007.

Designation Rights. Pursuant to the director designation agreement, so long as a founding member owns at least 5% of NCM LLC’s issued and outstanding common membership units, such founding member has the right to designate a total of two nominees to NCM Inc.’s ten-member board of directors who are voted upon by NCM Inc.’s stockholders. If, at any time, any founding member owns less than 5% of NCM LLC’s then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation. The remaining directors will be selected for nomination by NCM Inc.’s nominating and governance committee. For purposes of calculating the 5% ownership thresholds discussed above, shares of NCM Inc.’s common stock held by a founding member and received upon redemption of NCM LLC common membership units are counted toward the threshold, but common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member are excluded, so long as such founding member continues to hold the common stock acquired through such redemption or such founding member has disposed of such shares of common stock to another founding member. Shares of NCM Inc.’s common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units. NCM LLC common membership units held by permitted transferees of a founding member will be combined with units held by the founding member for purposes of determining whether the 5% threshold has been met, and the founding member and its permitted transferees may exercise their designation rights jointly. Permitted transferees include affiliates of the founding member and entities that are owned more than 50% by the same entity or entities that ultimately control the founding member.

Independent Directors. The director designation agreement further provides that for so long as any founding member has the right to designate the director designees, at least one of the designees of such founding member must qualify as an “independent director” at the time of designation so that a majority of the members of the board are independent directors. An “independent director” under the director designation agreement is a director who qualifies as an “independent director” under the Nasdaq rules.

Company Obligations. NCM Inc. has agreed to use its best efforts to assure that each director designee is included in the board’s slate of nominees submitted to NCM Inc.’s stockholders for election of directors and in the proxy statement prepared by management in connection with soliciting proxies for every meeting of NCM Inc.’s stockholders called with respect to the election of members of the board. NCM Inc. shall not be obligated to cause to be nominated for election to the board or recommend to its stockholders the election of any director designee (i) who fails to submit to NCM Inc. on a timely basis such questionnaires as NCM Inc. may reasonably require of its directors generally and such other information as NCM Inc. may reasonably request in connection with preparation of its filings under securities laws or (ii) if the board of directors or nominating committee determines in good faith, after consultation with outside legal counsel, that such action would result in a breach of the directors’ fiduciary duties or applicable law. In the event such determination is made, the founding members shall be notified and given the opportunity to provide an alternative director designee.

At any time a vacancy occurs because of the death, disability, resignation or removal of a director designee, then the board, or any committee thereof, will not vote, fill such vacancy or take any action subject to supermajority board approval under NCM Inc.’s amended and restated certificate of incorporation until such time that (i) such founding member has designated a successor director designee and the board has filled the vacancy and appointed such successor director designee, (ii) such founding member fails to designate a successor director designee within 10 business days of such vacancy, or (iii) such founding member has specifically waived its rights to designate a successor director designee under the director designation agreement and has consented to the board, or any committee thereof, taking a vote on such enumerated actions prior to the board filling the vacancy with a successor director designee.

At any time that any founding member shall have any rights of designation under the director designation agreement, NCM Inc. will not take any action to change the size of its board from ten.

Assignment; Amendment. The right of each founding member to designate nominees for election to NCM Inc.’s board of directors is personal and may not be assigned except upon the prior written consent of the other parties to the director designation agreement. No prior written consent shall be required for an assignment by any founding member to an affiliate who acquires common membership units and becomes a party to the director designation agreement. Such assignee’s rights will cease at such time as it ceases to be an affiliate of a founding member. The director designation agreement may not be amended except with the written consent of each of the parties to the agreement.

Registration Rights Agreement

On February 12, 2007, NCM Inc., AMC, Cinemark and Regal agreed upon the final terms of the registration rights agreement. The registration rights agreement was executed by the parties effective February 13, 2007.

The registration rights agreement requires NCM Inc. to use its reasonable efforts to file a registration statement on the first business day after the one-year anniversary of the closing of its IPO to register all registrable securities held by the founding members that are not already registered, if necessary, and to file resale registration statements after that time for any additional registrable securities that NCM Inc. issues to any founding member in the future, within 20 days after such issuance. Additionally, NCM Inc. must use reasonable best efforts to maintain effectiveness of these mandatory registration statements until the earlier of the time when the founding members have disposed of all their registrable securities and the time when all registrable securities held by the founding members are eligible for resale under specified securities regulations. NCM Inc. is responsible for the expenses in connection with the registration of securities pursuant to the registration rights agreement.

NCM Inc. filed a Form S-3 registration statement covering 59,435,758 shares on November 5, 2009 and it was declared effective November 17, 2009. The registration statement included the common stock issuable upon exchange of the 51,850,951 original common membership units issued in February of 2007 as well as an additional 7,584,807 common membership units issued to the founding members subsequent to the IPO date pursuant to the common unit adjustment through the date of the registration statement. On August 9, 2010 NCM Inc. filed a Form S-3 registration statement to register the additional 8,722,428 shares that were issued in 2010, which was declared effective immediately.

Joint Defense Agreement

AMC and Regal, among others, entered into a joint defense and common interest agreement, dated August 16, 2004, which was supplemented by a joint defense and common interest agreement, dated July 13, 2005, by and among counsel for AMC, Regal and Cinemark. The joint defense agreement sets forth the terms and conditions under which the parties will cooperate and share information in order to advance their shared interests in owning and operating NCM LLC. In connection with the completion of the IPO, counsel for NCM LLC and the founding members executed an amendment to the joint defense agreement, whereby NCM LLC was added as a party, and the IPO was added to the range of transactions covered by the agreement.

Other Transactions

IdeaCast/RMG

In 2007, we invested a total of $7.0 million of cash in 6% convertible preferred stock of IdeaCast. On June 29, 2009, we transferred our ownership interest to RMG, a digital advertising company, in exchange for approximately 24% of the equity (excluding out-of-the-money warrants) of RMG on a fully diluted basis through a combination of convertible preferred stock, common stock and common stock warrants. During the first quarter of 2010, RMG sold additional common stock to other third party investors for cash, which reduced our ownership in RMG to approximately 19% of the issued and outstanding preferred and common stock of RMG (before considering out-of-the-money warrants) at December 30, 2010. During 2010, we recorded our share of losses in the operations of RMG of approximately $0.7 million.

NCM LLC and RMG also entered into a shared services agreement which allows for cross-marketing and certain services to be provided between the companies at rates which will be determined on an arms length basis. The services provided between the companies for 2010 were not significant. During 2010, we agreed to a sponsorship for an event organized by RMG and paid $19,000 for the event.

The companies entered into a sublease agreement for office space in Chicago, Illinois for which RMG paid us under the terms of the sublease through September 2010. During 2010, we received approximately $4,400 from RMG under the sublease.

Agreements with The Anschutz Corporation

Aircraft. We have an informal agreement with The Anschutz Corporation to use, on occasion, private aircraft owned by The Anschutz Corporation. The private aircraft are used to travel to cities where regularly scheduled flights require significant time or expense. The aircraft are leased at rates that we believe are at or below per hour market rates. The Anschutz Corporation is a wholly-owned subsidiary of the Anschutz Company. The Anschutz Company is the controlling stockholder of Regal Entertainment Group. For the year ended December 30, 2010, the aggregate amount paid to The Anschutz Corporation for use of the aircraft was approximately $109,000.

Agreement with LA Live. During the fourth quarter of 2009, we entered into a digital content agreement and a Fathom agreement with LA Live Cinemas LLC, an affiliate of The Anschutz Corporation, for NCM LLC to provide in-theatre advertising and Fathom Events services to LA Live in its theatre complex. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. For the year ended December 30, 2010, we paid LA Live Cinemas LLC under the affiliate agreement approximately $177,000.

Agreement with AEG Live. We have an informal relationship with AEG Live, an affiliate of The Anschutz Corporation, for AEG Live to provide music content for exhibition in theatres through our Fathom business. During 2010, we paid AEG Live approximately $67,000 for the content it provided for a March 2010 Fathom Consumer event. In addition, we received approximately $20,000 from AEG Live for regional advertising we provided during 2010.

Agreement with Hughes Network

On July 3, 2002, RCM entered into an equipment and services agreement with Hughes Network Systems, Inc. Pursuant to the equipment and services agreement, Hughes agreed to provide certain satellite communication services, equipment and software, for a term of 36 months. On July 2, 2005, NCM LLC and Hughes Network Systems, LLC (formerly Hughes Network Systems, Inc.) entered into an amendment to the equipment and services agreement, pursuant to which, among other things, the term of the agreement was extended for an additional 24 months. NCM LLC and Hughes Network Systems, LLC continue to operate under an informal relationship. For the year ended December 30, 2010, the aggregate amount paid to Hughes was approximately $1.5 million.

Hughes Network Systems, LLC is a wholly-owned subsidiary of Hughes Communications Inc. According to the security ownership of beneficial owners, directors and officers of Hughes Communications Inc. and AMC, as of March 18, 2011, Apollo Investment Fund IV, LP owned 56.8% of Hughes Communications Inc and as of June 1, 2011, Apollo Investment Fund V, LP and Related Funds owned 38.97% of American Multi-Cinema, Inc. Apollo Investment Fund, IV, LP and Apollo Investment Fund V, LP are under common control through the ownership of their respective general partners and managers.

Agreement with Starplex

During 2009, we entered into a network affiliate agreement with Starplex Operating L.P., or Starplex, which is owned by Lee Roy Mitchell, Chairman and owner of 10.0% of Cinemark as of March 24, 2011, for NCM LLC to provide in-theatre advertising services to Starplex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. Starplex joined the NCM LLC advertising network in the first quarter of 2010. In 2010, we incurred advertising operating costs of $1.3 million for payments made to the affiliate under the agreement.

Agreement with ShowPlex Cinemas, Inc.

In the first quarter of 2011, we entered into a network affiliate agreement with ShowPlex Cinemas, Inc., or ShowPlex, for NCM LLC to provide in-theatre advertising services to its theatre locations. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. ShowPlex joined the NCM LLC advertising network in May 2011. ShowPlex is affiliated with Trinity Hunt Partners, L.P., of which James R. Holland, Jr., an independent director, is Operating Partner.

Agreement with Digital Cinema Integration Partners

On August 2, 2010, we entered into an agreement with DCIP. This agreement provides for the payment of a fee to DCIP whenever the digital cinema equipment is used to exhibit a Fathom event. Such fee per event showing during non-prime times (as defined in the agreements) and showing during prime times is a standard fee that is charged to all alternative content owners (including the major studios) who display their programming on the digital cinema projectors. During 2010, we paid DCIP approximately $68,000 under this agreement.

Agreements with Founding Members—Sponsorships

During 2010, we agreed to various sponsorships for events organized by the founding members and paid Cinemark $31,000 and AMC $8,200 for these events.

Agreements with Founding Members—Equipment and Other

In connection with AMC’s acquisition of Kerasotes, AMC reimbursed us approximately $3.0 million for the net book value of our capital expenditures invested in digital network technology within the acquired Kerasotes theatres prior to the acquisition date. At the date of AMC’s acquisition of Kerasotes, we owed approximately $0.8 million to Kerasotes under their network affiliate agreement which was subsequently paid to AMC.

Agreements with Founding Members—Services

In 2010, we agreed to provide to Cinemark data line fail-over services through our network. We received payment of approximately $34,000 from Cinemark for these services. In 2010, we paid Regal approximately $15,000 for costs associated with lobby promotions sold by us on unused concession containers. In 2010, we received an immaterial amount from AMC for administration of internet advertisements. In 2010, AMC, Cinemark and Regal purchased $1.3 million of our advertising inventory for their own use. In addition, we paid $2.5 million to AMC, Cinemark and Regal for the purchases of movie tickets and concession products primarily for marketing to our advertising clients and marketing resale to Fathom Business customers.

Transactions with NCM Inc.

Management Services Agreement

On February 13, 2007, NCM Inc. and NCM LLC executed the management services agreement pursuant to which NCM Inc. has agreed to provide certain specific management services to us, including those services typically provided by the individuals serving in the positions of president and chief executive officer, president of sales and marketing, executive vice president and chief financial officer, executive vice president and chief technology and operations officer and executive vice president and general counsel. In exchange for the services, we reimburse NCM Inc. for compensation and other expenses of our officers and employees and for certain out-of-pocket costs. We provide administrative and support services to NCM Inc., such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The management services agreement also provides that NCM Inc. employees may participate in our benefit plans, and that our employees may participate in the National CineMedia, Inc. 2007 Equity Incentive Plan. We indemnify NCM Inc. for any losses arising from our performance under the management services agreement, except that NCM Inc. indemnifies us for any losses caused by its willful misconduct or gross negligence. Pursuant to this agreement, we paid NCM Inc. approximately $16.6 million during the year ended December 30, 2010.

Review, Approval or Ratification of Transactions with Related Persons

Since the completion of its IPO in February 2007, NCM Inc.’s written Statement Of Policy With Respect To Related Party Transactions has required that transactions between NCM Inc. or us and a Related Person (as defined in the policy) where the aggregate amount involved will or may be expected to exceed $500,000 be approved by NCM Inc.’s Audit Committee, which is comprised of independent members of NCM Inc.’s board of directors, in accordance with the guidance in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. NCM Inc.’s Audit Committee charter authorizes the audit committee to hire financial advisors and other professionals to assist the committee in evaluating and approving any transaction between NCM Inc. or us and any related party, including our founding members.

The following transactions are exempt from this policy:

•	transactions where the Related Person’s interest arises solely from ownership of NCM Inc.’s common stock and all holders of NCM Inc.’s common stock receive proportional benefits;

•

any compensation paid to a director if the compensation is required to be reported in NCM Inc.’s proxy statement under Item 402 of Regulation S-K and the compensation has been approved by the Nominating and Governance Committee; and

•

any employment by NCM Inc. of an executive officer if the related compensation is required to be reported in NCM Inc.’s proxy statement under Item 402 of Regulation S-K and the compensation has been approved by the Compensation Committee.

The policy provides for pre-approval of a particular category of related party transactions, provided that:

•

a proposed pre-approved transaction or series of related transactions would be in the ordinary course of business of NCM Inc. or us, as applicable, and would not require (i) payments to one or more related parties during any fiscal year in excess of $500,000, or (ii) receipt of payments during any fiscal year from one or more related parties in excess of $500,000, or (iii) the receipt or transfer of any tangible or intangible property, other than cash, having a fair market value in excess of $500,000; and

•

the terms and conditions of any such transaction or series of related transactions are fair and reasonable to NCM Inc. or us, as applicable, as determined by NCM Inc.’s Chief Executive Officer and Chief Financial Officer, in the exercise of their reasonable discretion.

In such cases, the Chief Executive Officer and Chief Financial Officer may authorize, on behalf of the Audit Committee, the entering into of such transaction or series of transactions by NCM Inc. or us, as applicable. However, a listing of such approved transactions must be provided to the Audit Committee on a periodic basis.

DESCRIPTION OF SENIOR SECURED CREDIT FACILITY

Original Senior Secured Credit Facility

On February 13, 2007, concurrently with the closing of the IPO of NCM Inc., NCM LLC entered into a senior secured credit facility with a group of lenders, including affiliates of some of the initial purchasers. The facility consists of a six-year $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The net proceeds of the term loan were used, together with $59.8 million of proceeds from the IPO, to redeem all the preferred common membership units of NCM LLC for an aggregate price of $769.5 million. The term loan matures on February 13, 2015. The revolving credit facility portion is available, subject to certain conditions, for general corporate purposes of the Company and for other transactions permitted under the credit agreement, and a portion is available for letters of credit. The obligations under the senior secured credit facility are secured by a lien on substantially all of the assets of NCM LLC. The outstanding balance of the term loan facility at June 30, 2011 was $725.0 million. The outstanding balance under the revolving credit facility at June 30, 2011 was $35.0 million.

Borrowings under the senior secured credit facility bear interest, at the option of the borrower, at a rate equal to an applicable margin plus either a variable base rate or a eurodollar rate. As of the date of this prospectus, the applicable margin for the term loan facility is 0.5% with respect to base rate loans and 1.5% with respect to eurodollar loans. The applicable margin for the revolving credit facility is 0.75% with respect to base rate loans and 1.75% with respect to eurodollar loans. The applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC and its subsidiaries (defined in the credit agreement as the ratio of senior secured funded debt less unrestricted cash and cash equivalents, over adjusted EBITDA). The applicable margin for the term loan facility is determined quarterly and is subject to adjustment based upon the corporate credit rating for NCM LLC. Upon the occurrence of any payment default, certain amounts under the senior secured credit facility will bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2.00% per annum. As of June 30, 2011, the effective rate on the term loan was 5.3% including the effect of the interest rate swaps (both the swaps accounted for as hedges and those that are not). The interest rate swaps hedged $550.0 million or 76% of the $725.0 million term loan at a fixed interest rate of 6.484% while the unhedged portion was at an interest rate of 1.75%. The applicable margin on the term loan was lowered to 1.5% from 1.75% as a result of an upgrade of the corporate credit rating by the credit rating agencies specified in the credit agreement, in the first quarter of 2011. The weighted-average interest rate on the unhedged revolver was 2.3%.

The senior secured credit facility also contains a number of covenants that limit NCM LLC and its subsidiaries from, among other things, and with certain thresholds and exceptions:

•	incurring indebtedness (including guarantee obligations) or liens;

•	entering into mergers, consolidations, liquidations or dissolutions;

•	selling assets;

•	paying dividends, redeeming or repurchasing units or making other payments in respect of capital stock;

•	making investments, loans or advances;

•	making capital expenditures;

•	modifying the exhibitor services agreements, management services agreement or tax receivable agreement;

•	entering into transactions with affiliates;

•	entering into sale and leaseback transactions;

•	changing its fiscal year;

•	entering into negative pledge agreements;

•	entering into agreements restricting loans or distributions made by NCM LLC’s subsidiaries to NCM LLC; and

•	changing its line of business.

The senior secured credit facility also requires the maintenance of a quarterly financial ratio, as of the last day of any period of four consecutive fiscal quarters, with respect to maximum consolidated net senior secured leverage for NCM LLC and its subsidiaries of 6.50:1.00 for the remaining term of the facility.

Notwithstanding the foregoing, NCM LLC may make quarterly dividends and other distributions in the following percentages based on the following consolidated net senior secured leverage ratios for NCM LLC and its subsidiaries (calculated in the NCM LLC credit agreement for this purpose as the ratio of senior secured funded debt less unrestricted cash and cash equivalents as of the last day of the four fiscal quarter period ending on or immediately prior to the date of such dividend or distribution (after giving effect to any such distribution and incurrence of indebtedness (if any) relating thereto, provided that the aggregate amount of revolving loans included in the calculation of senior secured funded debt shall not exceed the revolving commitments in effect on the date of such dividend or distribution), over adjusted EBITDA as of the four fiscal quarter period ending on or immediately prior to the date of such dividend or distribution) so long as no default or event of default shall have occurred and be continuing:

•

100% of “Available Cash” (defined in the NCM LLC credit agreement in a manner that is consistent with the comparable definition in the NCM LLC operating agreement) if such consolidated net senior secured leverage ratio is less than or equal to 6.5 times.

•	75% of Available Cash if such consolidated net senior secured leverage ratio is less than or equal to 7.0 times.

•	50% of Available Cash if such consolidated net senior secured leverage ratio is less than or equal to 7.5 times.

The senior secured credit facility requires mandatory prepayments of:

•

100% of net cash proceeds from asset sales and insurance or condemnation recovery events that yield gross proceeds to NCM LLC or any of its subsidiaries in excess of $5 million, subject to an exception for reinvestment in productive assets (not to exceed $25 million in any fiscal year) during a reinvestment period.

•

100% of net cash proceeds from any issuance by NCM LLC or its subsidiaries of debt securities or instruments pursuant to a public offering or private placement (excluding indebtedness permitted under the terms of the NCM LLC credit agreement).

•

50% of excess cash flow (defined in the NCM LLC credit agreement as “Available Cash” less permitted cash distributions and other restricted payments, less $10 million) for each fiscal year of NCM LLC, declining to 0% when consolidated net senior secured leverage for NCM LLC and its subsidiaries is less than 3.0 times.

The senior secured credit facility contains customary events of default, including:

•	failure to pay any principal, interest, fees, expenses or other amounts;

•	failure of any representation or warranty to be accurate in all material respects as of the date made or deemed made;

•	failure to observe any agreement, obligation or covenant included in the credit agreement or in any guaranty, pledge or security instrument;

•	judgments against NCM LLC or any of its subsidiaries in excess of certain allowances;

•	default under other indebtedness of NCM LLC or its subsidiaries in excess of a threshold amount;

•	certain ERISA events involving us or our subsidiaries;

•	bankruptcy or insolvency events involving NCM LLC or its subsidiaries;

•

any guaranty, pledge or security instrument shall cease to be in full and effect or any lien created thereby shall cease to be enforceable and of the same effect and priority purported to be created thereby; and

•	a change of control (as defined in the credit agreement).

Upon the occurrence of an event of default, among other remedies available to the lenders, all outstanding loans may be accelerated and/or the lenders’ commitments may be terminated.

The Company was in compliance with all covenants and financial ratio requirements at June 30, 2011, including the consolidated net senior secured leverage ratio. As of June 30, 2011, the Company’s consolidated net senior secured leverage ratio as calculated in accordance with the senior secured credit facility was 3.5 times.

NCM LLC, Lehman and Barclays entered into an agreement in March 2010 whereby Lehman resigned its agency function and restructured its outstanding $14.0 million revolving credit loan. NCM LLC and the remaining lenders consented to the appointment of Barclays as successor administrative agent and swing line lender under the credit agreement. Additionally, the revolving credit commitments of Lehman were reduced to zero and the aggregate revolving credit commitments were reduced to $66.0 million. The $14.0 million outstanding principal of the revolving credit loans held by Lehman will not be repaid in connection with any future prepayments of revolving credit loans, but rather Lehman’s share of the revolving credit facility will be paid in full by NCM LLC, along with any accrued and unpaid fees and interest, on the revolving credit termination date, February 13, 2013.

Amendment to Senior Secured Credit Facility

On June 20, 2011, NCM LLC entered into an amendment to the senior secured credit facility with Barclays, as administrative agent, and certain lenders party thereto. The amendment became effective on July 5, 2011, upon completion of the offering of the original notes. Under the amendment, among other things:

•

the existing six-year $66 million revolving credit facility that terminates on February 13, 2013 was replaced with a new $105 million revolving credit facility that will terminate on December 31, 2014;

•	the $14 million outstanding revolving loan from Lehman (not subject to pro rata prepayment or re-borrowing) stayed in place and will also mature on December 31, 2014;

•	the negative covenants of NCM LLC were amended to permit NCM LLC to issue the original notes and other unsecured indebtedness subject to certain conditions;

•	the unused line fee increased from 0.375% per annum to 0.50% per annum;

•	the amount of permitted investments by NCM LLC increased; and

•	the definition of Available Cash was amended to (i) disregard the effect of certain debt issuances and (ii) level out the impact on Available Cash of certain capital expenditures.

The amendment required NCM LLC to use at least $175 million of the net proceeds of the offering of the original notes to prepay the term loans under the credit agreement. The consenting lenders further agreed that there would be no breakage costs associated with the prepayment of indebtedness from proceeds of the original notes or the replacement of the revolving credit facility.

In consideration of the consenting lenders’ agreement to enter into the amendment, NCM LLC agreed to pay each consenting lender that executed the amendment prior to 3:00 p.m., New York City time, on June 15, 2011 an amendment fee in an amount equal to 0.25% of the sum of such lender’s revolving credit commitment and outstanding term loans as of June 15, 2011. Each revolving credit lender that executed the amendment prior to 3:00 p.m., New York City time, on June 15, 2011 received an additional extension fee in an amount equal to 0.75% of such lender’s revolving credit commitment that is being replaced by the new revolving credit commitment under the amendment.

Subject to the amendments to the credit agreement discussed above, the terms and conditions applicable to the replacement revolving credit facility and the revolving credit commitments and loans thereunder are identical to the terms and conditions of the original revolving credit facility.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under “—Certain Definitions.” In this description, the words “the Company” refer solely to National CineMedia LLC and not to any subsidiaries that it may form or acquire in the future.

The Company issued the original notes, and will issue the exchange notes, under the Indenture dated July 5, 2011 (as amended, supplemented or amended and restated from time to time, the “Indenture”), between the Company and Wells Fargo Bank, National Association as trustee (the “Trustee”). The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The aggregate principal amount of notes issuable under the Indenture is unlimited, subject to compliance with certain covenants, although the issuance of exchange notes in this exchange offer will be limited to an aggregate principal amount of $200,000,000. The terms of the exchange notes are identical in all material respects to the original notes except that the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will be free of any covenants regarding registration rights. References to the “notes” refer to both the original notes and exchange notes. The exchange notes will not represent new Indebtedness of the Company.

The following description is only a summary of the material provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the provisions of those agreements, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as holders of the exchange notes. You may request copies of the Indenture at the address set forth below under the heading “—Additional Information.”

The registered holder of an exchange note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Exchange Notes

The exchange notes will:

•	be general unsecured senior obligations of the Company;

•	rank senior in right of payment to any existing and future subordinated Indebtedness of the Company;

•	be equal in right of payment with all existing and future senior Indebtedness of the Company, without giving effect to collateral arrangements;

•

be effectively subordinated to all existing and future secured Indebtedness of the Company, including Indebtedness of the Company under the Credit Agreement, as to the assets securing such Indebtedness; and

•	be effectively subordinated to all liabilities of any subsidiaries that the Company may form or acquire in the future, unless those subsidiaries become guarantors of the notes.

The exchange notes will not be guaranteed by any subsidiaries that the Company may form or acquire in the future except in the very limited circumstances set forth below under “—Certain Covenants—Future Guarantors.”

Principal, Maturity and Interest

The notes will mature on July 15, 2021. The Company will issue exchange notes with an initial maximum aggregate principal amount of $200,000,000. Subject to compliance with the limitations described under “—Certain Covenants—Limitation on Consolidated Indebtedness,” the Company can issue an unlimited amount of additional notes in the future as part of the same series or as an additional series. Any additional notes that the Company issues in the future will be identical in all respects to the initial notes and the exchange notes, except that notes issued in the future will have different issuance prices and issuance dates and may have different CUSIP numbers and may be subject to transfer restrictions. The Company will issue notes only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest on the notes will accrue at a rate of 7.875% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2012. The Company will pay interest to those persons who were holders of record at the close of business on the June 30 and December 30 immediately preceding the interest payment date.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The exchange notes will be the Company’s general unsecured obligations and will rank senior in right of payment to all of the Company’s existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The exchange notes will rank equal in right of payment with all existing and future Indebtedness of the Company that is not subordinated in right of payment to the notes, without giving effect to collateral arrangements, and will be effectively subordinated to all of the Company’s secured Indebtedness, including the Indebtedness under the Credit Agreement, to the extent of the value of the assets that secure such Indebtedness. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or upon a default in payment with respect to, or the acceleration of, any of the Company’s secured Indebtedness, the Company’s assets will be available to pay obligations on the notes only after all of the Company’s secured Indebtedness, including Indebtedness of the Company under the Credit Agreement, has been repaid in full from such assets. As of June 30, 2011, on an as adjusted basis, after giving effect to the issuance of the notes and the application of the net proceeds therefrom, the Company would have had outstanding approximately $568.7 million of Indebtedness under the Credit Agreement, which would have been effectively senior to the notes to the extent of the value of the assets securing such Indebtedness, and we would have had no other indebtedness outstanding other than the $200.0 million aggregate principal amount of original notes.

The exchange notes also will be effectively subordinated to the liabilities of any subsidiaries that the Company may form or acquire in the future, unless those subsidiaries become guarantors of the notes. As of the Issue Date, the Company has no subsidiaries, and any subsidiaries that the Company may form or acquire in the future will only be required to Guarantee the notes in very limited circumstances. See “—Certain Covenants—Future Guarantors.” In the event of a bankruptcy, liquidation or reorganization of any subsidiaries that the Company may form or acquire in the future that are not guarantors of the notes, those subsidiaries will be required to pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets or proceeds thereof to the Company.

Optional Redemption

The notes will not be redeemable at the option of the Company prior to July 15, 2016, except as set forth below.

At any time prior to July 15, 2016, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice described under “—Selection and Notice” below, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

On or after July 15, 2016, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice described under “—Selection and Notice” below, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on July 15 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2016	103.938%
2017	102.625%
2018	101.313%
2019 and thereafter	100.000%

At any time prior to July 15, 2014, the Company may on any one or more occasions redeem up to 35% of the original aggregate principal amount of the notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 107.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1)	at least 65% of the original aggregate principal amount of the notes remains outstanding after each such redemption; and

(2)	the redemption occurs within 90 days after the closing of such Equity Offering.

Selection and Notice. If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by such method as the Trustee shall deem fair and appropriate; provided, however, that notes will not be redeemed in an amount less than the minimum authorized denomination of $2,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Mandatory Redemption; Open Market Purchases

The Company will not be required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase the notes as described under “—Certain Covenants—Limitation on Asset Sales” and “—Change of Control.” The Company may at any time and from time to time purchase notes in the open market or otherwise.

Certain Covenants

Limitation on Consolidated Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness (other than Permitted Indebtedness) unless as of the date such Indebtedness is Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, each of the following conditions is satisfied: (1) the Senior Leverage Ratio does not exceed 4.75 to 1.00; and (2) the Total Leverage Ratio does not exceed 5.75 to 1.00.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of Permitted Indebtedness or is entitled to be Incurred pursuant to the ratios set forth in the immediately preceding paragraph, the Company shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant.

Limitation on Restricted Payments. The Company will not, and will not permit its Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend on, or make any distribution in respect of, any of the Company’s or any Subsidiary’s Capital Stock (excluding dividends or distributions payable in the Company’s Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in such Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries;

(2)	purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock; or

(3)	purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement);

(such payments or any other actions described in (1) through (3) above are collectively referred to as “Restricted Payments”) except the following:

(1)	so long as no Default or Event of Default shall have occurred and be continuing, the Company may make Restricted Payments to Holdings to permit Holdings to purchase Holdings’ common stock or common stock options from present or former officers, consultants or employees of Holdings, the Company or any Subsidiary upon the death, disability or termination of employment of such officer, consultant or employee; provided, that the aggregate amount of payments under this clause (1) subsequent to the Issue Date (net of any proceeds received by Holdings and contributed to the Company subsequent to the Issue Date in connection with resales of any common stock or common stock options so purchased) shall not exceed $20.0 million;

(2)	the Company may pay the Services Fee and Reimbursable Costs (as defined in the Management Agreement) to Holdings pursuant to the terms of the Management Agreement;

(3)	the Company may make payments pursuant to the Tax Receivable Agreement in the amount and at the time necessary to satisfy Holdings’ contractual obligations with respect to the actual cash tax benefits payable to the Founding Members, in their capacities as members of the Company, and to the entities that are parties to the ESAs in respect of the tax benefits arising from the modifications of such agreements as of the IPO Date (and to Holdings to the extent that the parties to the ESAs make a payment back to the Company pursuant to the Tax Receivable Agreement to enable Holdings to make a payment to a tax authority); provided that any such payments shall be supported by reasonably detailed calculations delivered to the Trustee no later than five Business Days prior to any such payment;

(4)	the Company may make quarterly distributions constituting Restricted Payments to each of its members for income taxes of such member in an amount equal to (x) the estimated or actual taxable income of the Company, as determined for federal income tax purposes, for the period to which the distribution relates multiplied by (y) the Applicable Tax Rate;

(5)	so long as no Default or Event of Default has occurred and is continuing, the Company may make Restricted Payments of up to, in the event the Senior Secured Leverage Ratio (after giving effect to such Restricted Payment) is equal to or less than 6.50 to 1.00, an amount equal to (x) 100% of Available Cash for the fiscal quarter immediately preceding such Restricted Payment less (y) the aggregate Fair Market Value of any Investments made by the Company or any of its Subsidiaries pursuant to clause (4) of the definition of “Permitted Investments” from Available Cash for the fiscal quarter immediately preceding such Restricted Payment (this clause (5), the “Available Cash Restricted Payment Provision”);

(6)	so long as no Default or Event of Default has occurred and is continuing, the Company may make Restricted Payments of up to, (x) in the event the Total Leverage Ratio (after giving effect to such Restricted Payment) is equal to or less than 6.25 to 1.00, an amount equal to 100% of the aggregate Net Cash Proceeds from the issuance or sale after the Issue Date (other than to any Subsidiaries) of Subordinated Obligations of the Company that by their terms or by the terms of any security into which they are convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased including at the option of the holder thereof (other than pursuant to a “change of control” offer or an “asset sale” offer), in whole or in part, after the Stated Maturity of the notes and (y) 100% of the aggregate Net Cash Proceeds from the issuance or sale after the Issue Date (other than to any Subsidiaries) of Capital Stock (other than Redeemable Capital Stock) of the Company (or of a direct or indirect parent of the Company the proceeds of which have been contributed to the Company) or options, warrants or rights to purchase shares of Capital Stock (other than Redeemable Capital Stock) of the Company (or of a direct or indirect parent of the Company the proceeds of which have been contributed to the Company);

(7)	the Company may redeem common membership units from a member of the Company (other than Holdings) in accordance with Article 9 of the Company LLC Operating Agreement (as in effect on the Issue Date);

(8)	the Company may make (x) repurchases of Capital Stock deemed to occur upon the exercise of stock options or the grant, vesting or payment of other equity compensation awards if the Capital Stock represents all or a portion of the exercise price thereof or is to pay related withholding taxes upon exercise of options or upon the grant, vesting or payment of other equity compensation awards (whether such Capital Stock is withheld from the Capital Stock otherwise issuable or is delivered by the holder of the option or other award in satisfaction of any obligation), including, without limitation, repurchases of Capital Stock in connection with equity compensation described in Section 3.5(c) of the Company LLC Operating Agreement (as in effect on the Issue Date), and (y) Restricted Payments by the Company to allow the payment of cash in lieu of the issuance of fractional Capital Stock upon the exercise of options or warrants, upon the conversion or exchange of Capital Stock of the Company or in connection with the common unit adjustment pursuant to Section 4(b) of the Common Unit Adjustment Agreement (as in effect on the Issue Date); and

(9)	the Company or any Guarantor may make any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Consolidated Indebtedness” and in each case without any increase in the principal amount thereof or any shortening of the maturity of any principal amount thereof.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution.

Limitation on Investments. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, make any Investment other than a Permitted Investment.

Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $5.0 million, unless:

(1)	such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm’s-length dealing with an unaffiliated third party;

(2)	such transaction or series of transactions is in the best interests of the Company; and

(3)	with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50.0 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following:

(1)	any transaction pursuant to any contract in existence on the Issue Date;

(2)	any Restricted Payment permitted to be made pursuant to the provisions of “—Limitation on restricted payments” above;

(3)	any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any Affiliate of the Company other than a Subsidiary);

(4)	the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of, and indemnity provided on behalf of, officers, directors and employees of the Company or any of its Subsidiaries or of Holdings; and

(5)	the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under the terms of, any agreements that are described in Holdings’ Annual Report on Form 10-K for the year ended December 30, 2010 and any amendments thereto; provided, however, that the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under, any future amendment to such agreements shall only be permitted by this clause (5) to the extent that, as determined by the Board of Directors, the terms of any such amendment, taken as a whole, are not more disadvantageous to the holders of the notes in any material respect than the terms of such agreements in effect on the Issue Date.

Limitation on Liens Securing Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries of the Company), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture and the notes or, in respect of Liens on any Guarantor’s property or assets, any Subsidiary Guarantee of such Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on Asset Sales. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1)	the Company (or such Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value, as determined by the Board of Directors, of the assets or the Capital Stock subject to such Asset Sale; and

(2)	at least 75% of the consideration received in the Asset Sale by the Company or such Subsidiary is in the form of cash or Cash Equivalents; provided that for purposes of this clause (2), each of the following shall be deemed to be cash:

(a)	any liabilities, as shown on the most recent consolidated balance sheet (including the footnotes) available for the Company and its Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of such assets and from which the Company and its Subsidiaries are unconditionally released in writing by all creditors with respect to such liabilities;

(b)	any securities, notes or other obligations, instruments, or assets received by the Company or such Subsidiary from such transferee that are converted within 180 days after receipt thereof by the Company or such Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(c)	any Designated Non-Cash Consideration received by the Company or such Subsidiary in such Asset Sale having an aggregate Fair Market Value, as determined by the Board of Directors, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed 5.0% of Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 450 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Subsidiary, as the case may be) may, at its option, apply such Net Cash Proceeds to:

(1)	repay, prepay, purchase, redeem or otherwise retire (a) Indebtedness under Credit Facilities or other Senior Indebtedness, in each case that is secured by a Lien permitted under the Indenture (and, if the Indebtedness repaid is Indebtedness under a Revolving Credit Facility, to correspondingly reduce commitments with respect thereto), or (b) Indebtedness of a Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company; or

(2)	to acquire, construct, replace, improve or repair assets useful in the Company’s or any Subsidiary’s business.

Pending the final application of any Net Cash Proceeds, the Company (or such Subsidiary, as the case may be) may, at its option, (1) apply the Net Cash Proceeds to temporarily reduce Indebtedness outstanding under any Revolving Credit Facility of the Company or any Subsidiary, or (2) otherwise invest or apply the Net Cash Proceeds in any manner that is not prohibited by the Indenture.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant shall constitute “Excess Proceeds.” Within 30 days following the date on which the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company shall make an offer (an “Asset Sale Offer”) to all holders of notes (the “Note Asset Sale Offer”), and, if required by the terms thereof, an offer to all holders of any other Indebtedness which ranks pari passu in right of payment with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (such Indebtedness, the “Pari Passu Indebtedness” and, such offer, the “Pari Passu Asset Sale Offer”), to purchase, on a pro rata basis (with Excess Proceeds pro rated between the holders of notes and such holders of such Pari Passu Indebtedness based upon the respective outstanding aggregate principal amounts (or accreted value, as applicable) on the date the Note Asset Sale Offer and the Pari Passu Asset Sale Offer, respectively, are made), the maximum principal amount of the notes and the maximum principal amount (or accreted value, as applicable) of such Pari Passu Indebtedness that may be purchased out of the respective pro rata amounts of Excess Proceeds. To the extent that the aggregate principal amount of notes or the aggregate principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness tendered into the Note Asset Sale Offer and the Pari Passu Asset Sale Offer, respectively, is less than the principal amount of notes or the principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness offered to be purchased in the Note Asset Sale Offer or the Pari Passu Asset Sale Offer, respectively, the Company and its Subsidiaries may use those remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes or the aggregate principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness tendered into the Note Asset Sale Offer or the Pari Passu Asset Sale Offer, respectively, exceeds the respective pro rata amounts of Excess Proceeds, the applicable trustee will select such notes or such other Pari Passu Indebtedness, as the case may be, to be purchased on a pro rata basis.

The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase (the “Asset Sale Payment Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), and will be payable in cash. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

If any non-cash consideration received by the Company or any of its Subsidiaries, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition, at the time of such conversion or disposition, shall be subject to the provisions of this covenant (subject to the proviso of the definition of “Asset Sale”).

The Credit Agreement provides that certain sales of assets require mandatory prepayment of amounts under the Credit Agreement to the extent that the proceeds of such asset sale are not reinvested in accordance with the Credit Agreement. In addition, the Company’s ability to pay cash to the holders of the notes in connection with an Asset Sale may be limited to the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Company’s failure to purchase notes as required in connection with an Asset Sale would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing debt of the Company, and also may constitute a default under future debt of the Company. The Company’s obligation to make an offer to repurchase the notes as a result of an Asset Sale may be waived or modified at any time prior to the occurrence of such Asset Sale with the written consent of the holders of a majority in principal amount of the notes. See “—Modification and Waiver.”

If an offer is made to repurchase the notes pursuant to an Asset Sale Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Future Guarantors. After the Issue Date, the Company will cause each Subsidiary which guarantees obligations under the Credit Agreement or any other Indebtedness of the Company or any Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, interest and Special Interest, if any, on the notes on a senior unsecured basis. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary without rendering the Subsidiary Guarantee as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Notwithstanding the foregoing, if a Guarantor is released and discharged in full from its obligations under its Guarantees of (1) the Credit Agreement and related documentation and (2) all other Indebtedness of the Company and any Guarantor, then the Subsidiary Guarantee of such Guarantor shall be automatically and unconditionally released and discharged.

SEC Reports. Following the consummation of the exchange offer, and whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings but shall still be obligated to provide such information, documents and reports to the Trustee and the holders of the notes.

Notwithstanding the foregoing, prior to the consummation of the exchange offer contemplated by the Registration Rights Agreement (or the effectiveness of a shelf registration statement in lieu thereof, if such shelf registration statement is so required by the Registration Rights Agreement), the Company shall provide the Trustee and holders of notes with the financial information that would have been required to be included in an annual or quarterly report, as applicable, as specified in Sections 13 and 15(d) of the Exchange Act and required to be filed with the SEC by a U.S. corporation subject to such Sections (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section), in each case within 15 days after the Company would have been required to file such annual or quarterly report with the SEC.

Notwithstanding anything herein to the contrary, for purposes of clause (4) under “—Events of Default,” the Company will not be deemed to have failed to comply with its obligations under this “SEC Reports” covenant to file with SEC and/or provide the Trustee and holders of the notes with information, documents and reports until 120 days after the date such information, document or report is required to be so filed with the SEC or provided to the Trustee and the holders of notes, respectively, pursuant to this covenant.

Payments for Consent

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless that consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Merger and Sale of Substantially All Assets

The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto:

(1)	either:

(a)	the Company will be the continuing entity; or

(b)	the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the “Surviving Entity”) will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume all the Obligations of the Company under the notes, the Indenture and the Registration Rights Agreement;

(2)	immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing corporation) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of “Certain covenants—Limitation on consolidated indebtedness”; and

(4)	each Guarantor, if any (unless it is the other party to the transactions above, in which case clause (1)(b) shall apply), shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the outstanding notes and the Indenture, and its obligations under the Registration Rights Agreement shall continue to be in effect.

In connection with any consolidation, merger, transfer or lease contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor entity formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the notes, the Indenture and the Registration Rights Agreement, with the same effect as if such successor corporation had been named as the Company therein. In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which the Company is not the continuing entity, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the notes, the Indenture and the Registration Rights Agreement.

Change of Control

Upon the occurrence of a Change of Control, the Company will be required to make an offer (a “Change of Control Offer”) to purchase all outstanding notes (as described in the Indenture) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

The Change of Control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company’s knowledge of any specific effort to accumulate the Company’s stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the initial purchasers. The Company is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

The Credit Agreement provides that a Change of Control would constitute a default thereunder. In addition, the Company’s ability to pay cash to the holders of the notes in connection with a Change of Control may be limited to the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Company’s failure to purchase notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing debt of the Company, and also may constitute a default under future debt of the Company. The Company’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See “—Modification and Waiver.”

The provisions of the Indenture would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders.

If an offer is made to repurchase the notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used in this section for which no definition is provided.

“Adjusted Consolidated EBITDA” means, as to the Company and its Subsidiaries for a particular period, the sum of:

(1)	Consolidated EBITDA of Company and its Subsidiaries for such period; plus

(2)	amounts received by the Company during such period pursuant to agreements with any of the ESA Parties granting the Company exclusive rights to access and use certain theatres acquired by the ESA Parties for services pursuant to the ESAs to the extent such amounts are not otherwise included in determining Consolidated EBITDA of Company and its Subsidiaries under clause (1) of this definition for such period; plus

(3)	the aggregate amount of cash payments received by the Company during such period pursuant to Section 4(b) of the Common Unit Adjustment Agreement (as in effect on the Issue Date) to the extent such amounts are not otherwise included in determining Consolidated EBITDA of the Company and its Subsidiaries under clause (1) of this definition for such period.

“Affiliate” means, with respect to any specified Person:

(1)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

(2)	any other Person that owns, directly or indirectly, 10% or more of such Person’s Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means, with respect to any notes on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess, if any, of

(a)	the present value at such redemption date of (i) the redemption price of the note at July 15, 2016 (such redemption price being set forth in the table appearing above under “—Optional Redemption”), plus (ii) all required interest payments due on such note through July 15, 2016 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of such note.

“Applicable Tax Rate” means (1) 40% or (2) if, at the time of the relevant distribution described in clause (4) of “—Certain Covenants—Limitation on Restricted Payments,” the highest combined federal, state and local marginal rate applicable to corporate taxpayers residing in New York City, New York, taking into account the deductibility of state and local income taxes for federal income tax purposes shall exceed 40%, such higher rate.

“Asset Sale” means:

(1)	the sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of any assets; provided that any such disposition of all or substantially all of the assets of the Company or any disposition that constitutes a Change of Control pursuant to the Indenture shall not constitute an Asset Sale and shall be governed by the provisions described above under the caption “—Change of control” and/or the provisions described above under the caption “—Merger and sale of substantially all assets” and not by the provisions described under the caption “—Certain covenants—Limitation on asset sales;” and

(2)	the issuance or sale of Capital Stock of any of the Company’s Subsidiaries;

provided, however, that the following shall not be deemed to be Asset Sales:

(a)	the disposition of obsolete or worn out assets (including the abandonment of intellectual property) in the ordinary course of business or other assets not practically usable in the business of the Company or its Subsidiaries;

(b)	the sale or other disposition of inventory (including advertising, lobby promotions, CineMeetings, sponsorships and digital programming inventory) in the ordinary course of business;

(c)	dispositions by the Company of assets (but not all or substantially all of its assets) to any Guarantor;

(d)	the sale or issuance of any Subsidiary’s Capital Stock to the Company or any Guarantor;

(e)	dispositions (other than leases) of equipment to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property;

(f)	dispositions of cash and Cash Equivalents not otherwise prohibited under the Indenture;

(g)	a Restricted Payment that is permitted by the covenant described above under the caption “—Certain covenants—Limitation on restricted payments” or an Investment otherwise permitted by the Indenture;

(h)	dispositions of equipment for use in “Georgia Theater Company” theaters in an amount not to exceed $250,000 per fiscal year;

(i)	dispositions by the Company of Holdings Common Stock in connection with the redemption of the Company’s common membership units by any member of the Company (other than Holdings) in accordance with Article 9 of the Company LLC Operating Agreement (as in effect on the Issue Date);

(j)	leases, subleases and concessions of interest in real, personal and mixed property (and dispositions of such leases, subleases and concessions) in the ordinary course of business;

(k)	licenses (and dispositions or cancellations of such licenses) of intellectual property rights by the Company or any of its Subsidiaries, as licensor, in the ordinary course of business;

(l)	dispositions of receivables that are compromised or settled for less than the full amount thereof, discounted or extended, in each case in the ordinary course of business;

(m)	dispositions of equipment to a network affiliate in the ordinary course of business in connection with the sale or distribution of advertising; and

(n)	the disposition of other assets having a book value not to exceed $15.0 million in the aggregate for any fiscal year of the Company.

“Available Cash” means, for a particular period:

(1)	the Company’s earnings before interest, taxes, depreciation and amortization (as determined in accordance with GAAP); plus

(2)	non-cash items of deduction or loss (other than items related to barter transactions) subtracted in determining the Company’s earnings under clause (1); plus

(3)	interest income received by the Company to the extent such income is not otherwise included in determining the Company’s earnings under clause (1); plus

(4)	amounts received by the Company pursuant to agreements with any of the ESA Parties granting the Company exclusive rights to access and use certain theatres acquired by the ESA Parties for services pursuant to the ESAs to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(5)	amounts received by the Company pursuant to the Common Unit Adjustment Agreement to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(6)	amounts received by the Company pursuant to Section 3.5(c) of the Company LLC Operating Agreement (as in effect on the IPO Date) to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(7)	net proceeds (after expenses attributable to the sale) from the sale of Company assets to the extent such proceeds are not otherwise included in determining the Company’s earnings under clause (1); plus

(8)	for the second quarterly period of each fiscal year of the Company, the amount of any Distribution Increase (as hereinafter defined) attributable to the Distribution Year (as hereinafter defined); plus

(9)	for the fourth quarterly period of each fiscal year of the Company, any amounts that the Company was not permitted to distribute to its members for each of the immediately preceding three quarterly fiscal periods of such fiscal year as a result of the application of the Available Cash Restricted Payment Provision (to the extent such amounts are not restricted under the Available Cash Restricted Payment Provision as of the last day of such fourth quarterly fiscal period); less

(10)	non-cash items of income or gain (other than items related to barter transactions) added in determining the Company’s earnings under clause (1); less

(11)	amounts paid by the Company pursuant to the ESAs, the Management Agreement or other similar agreements to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1); less

(12)	amounts paid by the Company pursuant to the Common Unit Adjustment Agreement to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1); less

(13)	taxes paid by the Company; less

(14)	(x) capital expenditures made by the Company, minus (y) any Agreed Increase in Available Cash (as hereinafter defined) in such period relating to a Specified Capital Expenditure (as hereinafter defined), plus (z) any Agreed Decrease in Available Cash (as hereinafter defined) in such period relating to a Specified Capital Expenditure; provided that the aggregate amount of all Agreed Decreases in Available Cash relating to any Specified Capital Expenditure for all fiscal quarters must equal the Agreed Increase in Available Cash relating to such Specified Capital Expenditure prior to the Stated Maturity of the notes; less

(15)	for the second quarterly period of each fiscal year of the Company, the amount of any Distribution Decrease (as hereinafter defined) attributable to the Distribution Year; less

(16)	interest paid by the Company on Specified Funded Indebtedness (as hereinafter defined); less

(17)	mandatory principal payments made by the Company on Specified Funded Indebtedness to the extent such principal payments are made from funds other than funds that were restricted pursuant to the Available Cash Restricted Payment Provision; less

(18)	amounts (other than interest and principal payments) paid by the Company with respect to Specified Funded Indebtedness to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1);

provided, however, that (A) amounts borrowed under, and optional principal payments made on, revolving credit loans under any Credit Facility shall not be taken into account in determining Available Cash; (B) amounts received or paid by the Company pursuant to the terms of the Tax Receivable Agreement shall not be taken into account in determining Available Cash; (C) for the quarterly period that includes the Issue Date, Available Cash shall be determined beginning on the day following the Issue Date through the last day of such quarterly fiscal period; and (D) proceeds of or any payments made with or out of the proceeds of the notes or any Credit Facilities or any Indebtedness incurred pursuant to the first paragraph under “Certain Covenants—Limitation on Consolidated Indebtedness” or clause (16) of the definition of “Permitted Indebtedness” shall not be taken in account in determining Available Cash. For purposes of this definition of “Available Cash” only, “Specified Funded Indebtedness” means the sum of (x) Indebtedness of the Company pursuant to any Credit Facility, plus (y) the notes, plus (z) additional Indebtedness, or any refinancing thereof, of the Company as permitted under the terms of the Indenture.

For purposes of clause (14) of this definition of Available Cash: (A) the term “Agreed Increase in Available Cash” means, with respect to any Specified Capital Expenditure, the amount of the increase in Available Cash in the fiscal quarter in which such Capital Expenditure is made that was agreed to among the Company and the members of the Company, such amount not to exceed the amount of such Specified Capital Expenditure; (B) the term “Specified Capital Expenditure” means any Capital Expenditure with respect to which (and to the extent that) the Company has agreed with the members of the Company to an Agreed Increase in Available Cash in the fiscal quarter in which such Capital Expenditure is made and to one or more Agreed Decreases in Available Cash in one or more fiscal quarters prior to the Stated Maturity of the notes; and (C) the term “Agreed Decrease in Available Cash” means, with respect to any Specified Capital Expenditure, the amount of the decrease in Available Cash in any quarter that was agreed to among the Company and the members of the Company; provided that the aggregate amount of all such Agreed Decreases in Available Cash for any Specified Capital Expenditure shall not exceed the amount of such Specified Capital Expenditure.

The Company shall determine Available Cash (i) for each quarterly fiscal period of the Company, and (ii) for each fiscal year of the Company (the “Distribution Year”). To the extent Available Cash for the Distribution Year is greater than the total amount of Restricted Payments and Investments made pursuant to clause (5) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” and clause (4) of “Permitted Investments”, respectively, with respect to the four quarterly fiscal periods in such Distribution Year (the “Distribution Increase”), the Distribution Increase will be added to Available Cash for the second quarterly period in the fiscal year following the Distribution Year. To the extent Available Cash for the Distribution Year is less than the total amount of Restricted Payments and Investments made pursuant to clause (5) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” and clause (4) of “Permitted Investments”, respectively, with respect to the four quarterly fiscal periods in such Distribution Year (the “Distribution Decrease”), the Distribution Decrease will be subtracted from Available Cash for the second quarterly period in the fiscal year following the Distribution Year.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a limited partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the Person or Persons who are the managing member, members or managers or any controlling committee or managing members or managers thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function;

provided, that except as otherwise indicated herein, references to “Board of Directors” shall refer to the Board of Directors of Holdings, for so long as Holdings is the Manager of the Company under the Company LLC Operating Agreement.

“Board Resolution” means a copy of a resolution, certified by the Secretary of Holdings to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means any day other than a Saturday or Sunday or other day on which banks in New York, New York, Denver, Colorado, or the city in which the Trustee’s office is located are authorized or required to be closed, or, if no note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

“Capital Lease Obligations” of any Person means any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease or financing lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation (together with Indebtedness in the form of operating leases entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect).

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests or units (whether general or limited) or membership interests or units (whether general or limited); and

(4)	any other interests or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest rating categories obtainable from Moody’s or S&P in each case maturing within six months after the date of acquisition;

(6)	readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody’s or S&P; and

(7)	investments in money market funds which invest at least 95% of their assets in securities of the types described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of, after the date of the Indenture, any of the following events:

(1)	(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding any Founding Member or Holdings, shall become the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the then issued and outstanding common membership units of the Company and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (ii) no Founding Member is entitled to participate in giving Founding Member Approval (as such definition is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date); or

(2)	(a) any Person, other than a Founding Member, acquires the right to (i) elect, or (ii) nominate for election or (iii) designate for nomination pursuant to the Designation Agreement, a majority of the members of the board of directors of Holdings and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of the Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (ii) no Founding Member is entitled to participate in giving Founding Member Approval (as such definition is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date); or

(3)	(a) Holdings shall cease to be the manager of the Company and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of the Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (y) no Founding Member is entitled to participate in giving Founding Member Approval (as such definition is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date).

For purposes of this definition of Change of Control only, the term “Founding Member” shall mean (a) each of American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company, and (b) each Permitted Transferee (as such definition is defined in the Company LLC Operating Agreement on the Issue Date) that constitutes a Founding Member Affiliate.

“Company LLC Operating Agreement” means the Third Amended and Restated Limited Liability Company Operating Agreement of the Company, as the same may be amended, supplemented or otherwise modified from time to time.

“Consolidated EBITDA” of the Company for any period, means Consolidated Net Income of the Company and its Subsidiaries for such period plus, without duplication and to the extent deducted in determining such Consolidated Net Income for such period, the sum of:

(1)	expenses for taxes based on income or capital (including franchise and similar taxes),

(2)	Consolidated Interest Expense,

(3)	depreciation and amortization expense,

(4)	amortization of intangibles (including, but not limited to, goodwill) and organization costs,

(5)	any extraordinary, unusual or non-recurring charges, expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, losses on sales of assets outside of the ordinary course of business),

(6)	severance plan costs or expense, and

(7)	any other non-cash charges, expenses or losses of the Company and its Subsidiaries, including without limitation, (i) non-cash compensation expenses arising from the issuance by Holdings, the Company or the applicable Subsidiary of equity, options to purchase equity, stock or equity appreciation rights or similar rights to the employees of Holdings, the Company and Subsidiaries of the Company and (ii) non-cash charges related to changes in the exposure of the Company and its Subsidiaries under Currency Hedging Obligations and Interest Rate Protection Agreements, and

minus, to the extent included in determining such Consolidated Net Income for such period, the sum of:

(a)	interest income (except to the extent deducted in determining such Consolidated Net Income),

(b)	any extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business),

(c)	any other non-cash income, and

(d)	any cash payments made during such period in respect of items described in clause (6) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Net Income, all as determined on a consolidated basis.

For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Senior Leverage Ratio, the Senior Secured Leverage Ratio and the Total Leverage Ratio, (i) if at any time during such Reference Period the Company or any Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period the Company or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any acquisition of all of the Capital Stock of another Person, or of all or substantially all of the assets of another Person or constituting a business or division of another Person, that involves the payment of consideration by the Company and its Subsidiaries in excess of an amount equal to 10% of Consolidated EBITDA of the Company and its Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the closing date of such acquisition with respect to which financial statements have been prepared by the Company. “Material Disposition” means any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of property or series of related dispositions of property that yields gross proceeds to the Company or any of its Subsidiaries in excess of an amount equal to 10% of Consolidated EBITDA of the Company and its Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such disposition with respect to which financial statements have been prepared by the Company.

“Consolidated Interest Expense” of any Person means, without duplication, for any period, as applied to any Person:

(1)	the sum of:

(a)	the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

(i)	amortization of debt discount;

(ii)	the net cost under Interest Rate Protection Agreements (including amortization of discounts);

(iii)	the interest portion of any deferred payment obligation; and

(iv)	accrued interest; plus

(b)	the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period, minus

(2)	the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

“Consolidated Net Income” of any Person for any period means the consolidated net income (or loss) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that in calculating Consolidated Net Income of the Company and its consolidated Subsidiaries for any period, there shall be excluded (1) except as set forth in the second paragraph of the definition of “Consolidated EBITDA,” the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Company or is merged into or consolidated with the Company or any of its Subsidiaries, (2) the income (or deficit) of any Person (other than a Subsidiary of the Company) in which the Company or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Company or such Subsidiary in the form of dividends or similar distributions and (3) the undistributed earnings of any Subsidiary of the Company to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary.

“Consolidated Total Assets” means the consolidated total assets of the Company and its Subsidiaries, as shown on the most recent balance sheet of the Company and its Subsidiaries.

“Credit Agreement” means that certain Credit Agreement, dated as of February 13, 2007, among the Company, as Borrower, the several lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, and Credit Suisse Securities (USA) LLC and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents, and any related notes, collateral documents, letters of credit, guarantees and other documents, and any appendices, exhibits or schedules to any of the foregoing, as any or all of such agreements may be amended, restated, modified or supplemented from time to time, together with any extensions, revisions, increases, refinancings, renewals, refundings, restructurings or replacements thereof.

“Credit Facilities” means one or more (1) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, including, without limitation, the Credit Agreement, (2) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (3) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Currency Hedging Obligations” means the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Default” means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Subsidiaries in an Asset Sale that is so designated as “Designated Non-Cash Consideration” pursuant to an Officers’ Certificate setting forth the basis of such valuation, executed by a financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-Cash Consideration.

“Designation Agreement” means the Director Designation Agreement dated as of February 13, 2007 among Holdings, American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company, as the same may be amended, supplemented or otherwise modified from time to time.

“Equity Offering” means a public or private sale for cash by the Company or of a direct or indirect parent of the Company (the proceeds of which have been contributed to the Company) of Capital Stock (other than Redeemable Capital Stock), or options, warrants or rights with respect to such Person’s Capital Stock (other than Redeemable Capital Stock), other than public offerings with respect to such Person’s Capital Stock (other than Redeemable Capital Stock), or options, warrants or rights, registered on Form S-4 or S-8.

“ESA Parties” means the collective reference to American Multi-Cinema, Inc., a Missouri corporation, Cinemark USA, Inc., a Texas corporation, and Regal Cinemas, Inc., a Tennessee corporation.

“ESAs” means the collective reference to (1) the Exhibitor Services Agreement between the Company and American Multi-Cinema, Inc., a Missouri corporation, dated as of February 13, 2007, (2) the Exhibitor Services Agreement between the Company and Cinemark USA, Inc., a Texas corporation, dated as of February 13, 2007, and (3) the Exhibitor Services Agreement between the Company and Regal Cinemas, Inc., a Tennessee corporation, dated as of February 13, 2007, in each case as amended, supplemented or modified from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“exchange notes” means the notes issued in the exchange offer pursuant to the Indenture.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

“Founding Members” means the collective reference to American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company.

“Founding Member Affiliate” means each Founding Member Parent and any Person that, directly or indirectly, is controlled by a Founding Member Parent. For purposes of this definition only, “control” of a Person means the power, directly or indirectly, either to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Founding Member Parent” means each of (a) AMC Entertainment Holdings, Inc. (as successor by merger to Marquee Holdings Inc.) or its successor or any Person that wholly owns AMC Entertainment Holdings, Inc., directly or indirectly, in the future, in the case of American Multi-Cinema, Inc., (b) Cinemark Holdings, Inc. or its successor or any Person that wholly owns Cinemark Holdings, Inc., directly or indirectly, in the future, in the case of Cinemark Media, Inc., and (c) Regal Entertainment Group or its successor or any Person that wholly owns Regal Entertainment Group, directly or indirectly, in the future, in the case of Regal CineMedia Holdings, LLC.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles in the United States as in effect on the Issue Date, consistently applied.

“Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Guarantee” means, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guaranteed Indebtedness” of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

“Guarantor” means each future Subsidiary of the Company, if any, that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary shall cease to be a Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligation” of any Person means any Currency Hedging Obligation entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations and any obligations of such Person pursuant to any Permitted Interest Rate Protection Agreement.

“Holdings” means National CineMedia, Inc., a Delaware corporation and the direct parent company of the Company.

“Holdings Common Stock” means the common stock, par value $.01 per share, of Holdings.

“Holdings Common Stock Outstanding” shall mean, as of any date of determination, (a) all shares of Holdings Common Stock actually outstanding on such date, (b) all shares of Holdings Common Stock issuable upon conversion or exchange of the common membership units of the Company outstanding on such date, and (c) all shares of Holdings Common Stock issuable upon exercise or conversion of all other options, warrants, evidences of indebtedness, shares (other than the Holdings Common Stock) or other securities outstanding on such date that are convertible or exchangeable for Holdings Common Stock.

“Holdings Total Capitalization” means, as of any date of determination, the sum of:

(1)	an amount equal to (a) the number of shares of Holdings Common Stock Outstanding on such date, multiplied by (b) the average of the closing prices of the Holdings Common Stock on the Nasdaq Global Select Market over the 30 day period ending three (3) trading days prior to such date; plus

(2)	an amount equal to (a) the aggregate principal amount of all Indebtedness of Holdings and its Subsidiaries and the Company of the type described in clauses (1), (3), (4) and (10) of the definition of “Indebtedness” at such date, less (b) cash and Cash Equivalents of the Company and its Subsidiaries at such date, in each case determined on a consolidated basis in accordance with GAAP; plus

(3)	an amount equal to aggregate book value of all outstanding shares of non-convertible preferred stock of Holdings (if any).

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation (including, without limitation, preferred stock, temporary equity, mezzanine equity or similar classification) of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that any Indebtedness or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with “Certain covenants—Limitation on consolidated indebtedness,” amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at stated maturity.

“Indebtedness” means, with respect to any Person, without duplication:

(1)	all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business;

(2)	all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding;

(3)	all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

(4)	all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

(5)	(a) every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or a Subsidiary of such Person of the Capital Stock or substantially all of the assets of another Person or in consideration for the merger or consolidation with respect to which such Person or a Subsidiary of such Person was a party, and (b) all obligations of such Person, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any Capital Stock of such Person on or prior to the Stated Maturity of the notes (other than for consideration consisting of common membership units of the Company or Holdings Common Stock or cash consideration of, or funded (directly or indirectly) by, Holdings);

(6)	all indebtedness referred to in clauses (1) through (5) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness;

(7)	all Guaranteed Indebtedness of such Person;

(8)	all obligations under Interest Rate Protection Agreements of such Person;

(9)	all Currency Hedging Obligations of such Person;

(10)	all Capital Lease Obligations of such Person; and

(11)	any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (10) above.

“Interest Rate Protection Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

“Investment” means, with respect to the Company or any of its Subsidiaries, any advance, loan, extension of credit (by way of guarantee or otherwise) or capital contribution to, or purchase of any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting an ongoing business from, or any other investment in, any other Person and the designation of any Subsidiary as an Unrestricted Subsidiary. The amount of any Investment will be the Fair Market Value on the date of the Investment, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution.

“IPO Date” means February 13, 2007.

“Issue Date” means the date on which the original notes were initially issued.

“Lien” means any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

“Management Agreement” means the Management Services Agreement between Holdings and the Company dated February 13, 2007, as the same may be amended, supplemented or modified from time to time.

“Material Permitted Acquisition” means any Permitted Acquisition the consideration for which exceeds, on the closing date of the Permitted Acquisition, 10% of the Holdings Total Capitalization on such date.

“Maturity” means, with respect to any note, the date on which the principal of such note becomes due and payable as provided in such note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Moody’s” means Moody’s Investor Service, Inc. or any successor to the rating agency business thereof.

“Net Cash Proceeds” means:

(1)	with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements); and

(2)

with respect to any Asset Sale, the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of such Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale and any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when such proceeds are received), net of attorneys’ fees, other consultants’ fees, accountants’ fees, investment banking or brokerage fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted under the Indenture on any asset which is the subject of such Asset Sale and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable by the Company, any member thereof or otherwise as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and net of reserve amounts established by the Company or any Subsidiary for liabilities reasonably anticipated in connection with such Asset Sale so long as such reserve amounts are comprised of segregated cash or Cash Equivalents and will constitute Net Cash Proceeds to the extent such reserve amounts are no longer required to be maintained.

“Net Senior Indebtedness” means, as of any date of determination (1) the aggregate amount of Senior Indebtedness of the Company and its Subsidiaries as of such date less (2) cash and Cash Equivalents of the Company and its Subsidiaries as of such date (in an amount not to exceed $100 million and, for the avoidance of doubt, in the event that this calculation is being made for purposes of incurrence of Indebtedness under the covenant “Limitation on consolidated indebtedness” not including the cash proceeds of such incurrence of Indebtedness), in each case determined on a consolidated basis in accordance with GAAP.

“Net Senior Secured Indebtedness” means, as of any date of determination, (1) the aggregate amount of Senior Indebtedness secured by a Lien of the Company and its Subsidiaries as of such date less (2) cash and Cash Equivalents of the Company and its Subsidiaries as of such date (in an amount not to exceed $100 million and, for the avoidance of doubt, solely in the event that this calculation is being made in connection with an incurrence of Indebtedness or a transaction in which Indebtedness is being incurred (including a Permitted Acquisition), not including the cash proceeds of such incurrence of Indebtedness), in each case determined on a consolidated basis in accordance with GAAP.

“Net Total Indebtedness” means, as of any date of determination, (1) the aggregate amount of all Indebtedness of the Company and its Subsidiaries of the type described in clauses (1), (3), (4), 5(a) and (10) of the definition of “Indebtedness” less (2) cash and Cash Equivalents of the Company and its Subsidiaries as of such date (in an amount not to exceed $100 million and, for the avoidance of doubt, in the event that this calculation is being made for purposes of incurrence of Indebtedness under the covenant “Limitation on consolidated indebtedness” not including the cash proceeds of such incurrence of Indebtedness), in each case determined on a consolidated basis in accordance with GAAP.

“Non-Recourse Indebtedness” means Indebtedness as to which:

(1)	none of the Company or any of its Subsidiaries:

(a)	provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or

(b)	is directly or indirectly liable; and

(2)	no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Non-Recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“notes” means the original notes and the exchange notes.

“Obligations” means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

“Officer” means the Chairman of the Board, any Co-Chairman of the Board, President, the Chief Executive Officer, any Executive Vice President, any Senior Vice President, the Chief Financial Officer or the principal accounting officer of the Company or Holdings.

“Officers’ Certificate” means a certificate signed by two Officers, at least one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or Holdings.

“Opinion of Counsel” means a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

“original notes” means the 7.875% Senior Notes due 2021 issued by the Company on the Issue Date.

“Permitted Acquisition” means an acquisition by the Company or any of its Subsidiaries that satisfies all of the following conditions: (1) immediately prior to and after giving effect to such acquisition, no Default or Event of Default shall have occurred and be continuing or would result therefrom, (2) if such Permitted Acquisition is a Material Permitted Acquisition, after giving effect thereto on a pro forma basis, the Senior Secured Leverage Ratio shall be less than or equal to 6.50 to 1.00, (3) any Person acquired in connection with such acquisition becomes a Subsidiary of the Company and (4) the Company shall have delivered to the Trustee an Officers’ Certificate certifying that all of the requirements set forth in this definition have been satisfied or will be satisfied on or prior to the consummation of such Permitted Acquisition and disclosing any Indebtedness assumed in connection with such Permitted Acquisition as permitted by clause (14) of the definition of “Permitted Indebtedness.”

“Permitted Indebtedness” means the following:

(1)	Indebtedness of the Company in respect of the notes and Indebtedness of any Guarantors in respect of any Subsidiary Guarantees, in each case issued on the Issue Date, and the related exchange notes and exchange guarantees issued in registered exchange offers pursuant to the registration rights agreements;

(2)	Indebtedness of the Company or any Guarantor under Revolving Credit Facilities together with the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount outstanding not to exceed $105.0 million;

(3)	Indebtedness (a) of the Company to any Subsidiary, (b) of any Subsidiary Guarantor to the Company or any other Subsidiary or (c) of any Subsidiary that is not a Subsidiary Guarantor to any other Subsidiary that is not a Subsidiary Guarantor;

(4)	Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by clause (10) of the definition of “Permitted Liens” in an aggregate principal amount not to exceed $25.0 million at any one time outstanding;

(5)	Indebtedness outstanding on the Issue Date (other than any Indebtedness referred to in clause (2) of this definition) and any refinancings, refundings, renewals or extensions thereof or of the notes issued on the Issue Date (in each case, without any increase in the principal amount thereof or any shortening of the maturity of any principal amount thereof);

(6)

Indebtedness of any Subsidiary Incurred in connection with the Guarantee of any Indebtedness of the Company or the Guarantors in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantee;

(7)	Guarantees arising out of the employment agreements entered into from time to time among Holdings, the Company and each “Service Employee” under (and as defined in) the Management Agreement, in each case as the same may be amended, supplemented or modified from time to time;

(8)	Indebtedness of the Company or any Subsidiary in respect of (a) worker’s compensation claims, unemployment insurance and other social security benefits and (b) surety bonds issued for the account of the Company or any Subsidiary in the ordinary course of business;

(9)	Indebtedness consisting of deferred payment obligations resulting from the adjudication or settlement of any litigation or from an arbitration or mediation award or settlement, in any case involving the Company or any of its Subsidiaries so long as such judgment or settlement would not constitute an Event of Default;

(10)	Indebtedness incurred in connection with the financing of insurance premiums in the ordinary course of business;

(11)	Indebtedness resulting from the endorsement of negotiable instruments in the ordinary course of business or arising from honoring of a check, draft or similar instrument presented by the Company or any of its Subsidiaries in the ordinary course of business against insufficient funds;

(12)	Indebtedness representing deferred compensation to employees of the Company and its Subsidiaries incurred in the ordinary course of business;

(13)	Indebtedness in respect of the Tax Receivables Agreement;

(14)	Indebtedness of the Company or any of its Subsidiaries assumed in connection with any Permitted Acquisition; provided, however, that such Indebtedness is not incurred in contemplation of such Permitted Acquisition;

(15)	(a) Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements and (b) Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations; and

(16)	additional Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount (for the Company and all Subsidiaries) not to exceed $50.0 million at any one time outstanding.

“Permitted Interest Rate Protection Agreements” means, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

“Permitted Investments” means:

(1)	Investments in Wholly Owned Subsidiaries;

(2)	Permitted Acquisitions;

(3)	additional Investments in any Person having an aggregate Fair Market Value, taken together with all other Investments pursuant to this clause (3) that are at that time outstanding, not to exceed $200.0 million; and

(4)	Investments having a Fair Market Value not exceeding (a) 100% of Available Cash for the fiscal quarter immediately preceding the date such Investment is made less (b) the amount of any Restricted Payments made from Available Cash for the fiscal quarter immediately preceding the date such Investment is made pursuant to clause (5) of the second paragraph of “—Certain covenants—Limitation on restricted payments.”

“Permitted Liens” means, with respect to any Person:

(1)	Liens on the property and assets of the Company and the Guarantors securing Indebtedness and Guarantees permitted to be Incurred under the Indenture (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount not to exceed the greater of (a) the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Senior Secured Leverage Ratio of the Company to exceed 4.50 to 1.00 and (b) the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to clause (2) of the definition of Permitted Indebtedness; provided that in each case the Company may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this clause (1), to be an Incurrence at such subsequent time;

(2)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the property of the Company or any Subsidiary, in each case arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due, or are being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4)	Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)	Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6)	encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8)	leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(9)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)	Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capital Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business provided that:

(a)	the aggregate principal amount of Indebtedness secured by such Liens does not exceed the cost of the assets or property so acquired or constructed and such Indebtedness does not exceed $85.0 million in the aggregate at any one time outstanding and does not exceed the cost of assets or property so acquired or constructed (provided, however, that financing lease obligations reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect shall not be subject to this clause (10)(a)); and

(b)	such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11)	Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

(12)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business;

(13)	Liens existing on the Issue Date (excluding Liens relating to obligations under Indebtedness referred to in clause (2) of the definition of “Permitted Indebtedness” and Liens of the kind referred to in clause (10) above);

(14)	Liens relating to obligations under Indebtedness referred to in clause (2) of the definition of “Permitted Indebtedness”;

(15)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Subsidiary;

(16)	Liens on property at the time the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Subsidiary;

(17)	Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or another Subsidiary;

(18)	Liens securing the notes and any Subsidiary Guarantees;

(19)	Liens securing Indebtedness Incurred to refinance Indebtedness that was previously so secured (other than Liens Incurred pursuant to clause (1), (21) or (22)), provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced;

(20)	any interest or title of a lessor under any Capital Lease Obligation or operating lease;

(21)	Liens securing letters of credit in an amount not to exceed $25.0 million in the aggregate at any one time; and

(22)	other Liens securing Indebtedness in an amount not to exceed $50.0 million in the aggregate at any one time.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Redeemable Capital Stock” means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the notes or is mandatorily redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

“Registration Rights Agreement” means the registration rights agreement among the Company and the initial purchasers entered into on the Issue Date regarding the notes and any similar registration rights agreements executed in connection with an offering of any additional notes.

“Restricted Payments” has the meaning set forth in the “Limitation on restricted payments” covenant.

“Revolving Credit Facilities” means that portion of Indebtedness under Credit Facilities that consists solely of revolving loans or revolving borrowings.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“S&P” means Standard & Poor’s Ratings Service or any successor to the rating agency business thereof.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, all amounts payable by the Company and its Subsidiaries under or in respect of Indebtedness of the Company and its Subsidiaries, including the notes and premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any of its Subsidiaries at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1)	any obligation of the Company to any Subsidiary or any obligation of a Subsidiary to the Company or another Subsidiary;

(2)	any liability for Federal, state, foreign, local or other taxes owed or owing by the Company or any of its Subsidiaries;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4)	any Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries, as the case may be, including, without limitation, any Subordinated Obligations or Guarantor Subordinated Obligations; or

(5)	any Capital Stock.

“Senior Leverage Ratio” means, as of any date of determination, the ratio of (a) Net Senior Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination;

provided, however, that if the Company or any Subsidiary:

(a)	has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

(i)	the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii)	if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b)	has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

“Senior Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) Net Senior Secured Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination;

provided, however, that if the Company or any Subsidiary:

(a)	has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Secured Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

(i)	the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii)	if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b)	has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Secured Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

“Special Interest” means the additional interest, if any, to be paid on the notes as described under “Exchange Offer.”

“Stated Maturity,” when used with respect to any note or any installment of interest thereof, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement.

“Subsidiary “ of any person means:

(1)	any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person; and

(2)	any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest,

and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of “Unrestricted Subsidiary” unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the notes and exchange notes issued in a registered exchange offer for the notes pursuant to the Registration Rights Agreement and the Indenture by a Guarantor and any supplemental indenture applicable thereto, and, collectively, all such Guarantees. Any such Subsidiary Guarantee will be in the form prescribed in the Indenture.

“Surviving Entity” has the meaning set forth under “—Merger and Sale of Substantially All Assets.”

“Tax Receivable Agreement” means the Tax Receivable Agreement by and among Holdings, the Company, the Founding Members and the ESA Parties dated as of the IPO Date, as the same may be amended, supplemented or modified from time to time.

“Total Leverage Ratio” means, as of any date of determination, the ratio of (a) Net Total Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination;

provided, however, that if the Company or any Subsidiary:

(a)	has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Total Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

(i)	the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii)	if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b)	has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Total Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 15 , 2016; provided, however, that if the period from the redemption date to July 15, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means a Subsidiary of the Company designated in writing to the Trustee:

(1)	whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness;

(2)	that has no Indebtedness other than Non-Recourse Indebtedness; and

(3)	that has no Subsidiaries other than Unrestricted Subsidiaries.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, all of the Capital Stock (other than directors’ qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Events of Default

The following will be “Events of Default” under the Indenture:

(1)	default in the payment of any interest (including Special Interest) on any note when it becomes due and payable and continuance of such default for a period of 30 days;

(2)	default in the payment of the principal of or premium, if any, on any note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

(3)	failure to comply with the covenant described under “—Merger and Sale of Substantially All Assets”;

(4)	default in the performance, or breach, of any covenant or warranty of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1), (2) or (3) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5)	(a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Significant Subsidiary, aggregating $35.0 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (b) Indebtedness of the Company or any Significant Subsidiary, aggregating $35.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid, or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

(6)	any holder of any Indebtedness in excess of $35.0 million in the aggregate of the Company or any Significant Subsidiary shall notify the Trustee of the intended sale or disposition of any assets of the Company or any Significant Subsidiary that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of the Company or any Significant Subsidiary pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or any Significant Subsidiary or in accordance with applicable law;

(7)	one or more final judgments or orders shall be rendered against the Company or any Significant Subsidiary for the payment of money, either individually or in an aggregate amount, in excess of $35.0 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect;

(8)	the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary; and

(9)	except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

If an Event of Default (other than an Event of Default specified in clause (8) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal, premium, if any, and accrued and unpaid interest, if any, of all notes due and payable.

If an Event of Default specified in clause (8) above occurs and is continuing, then the principal, premium, if any, and accrued and unpaid interest, if any, of all the notes shall become due and payable without any declaration or other act on the part of the Trustee or any holder of notes. After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1)	the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

(A)	all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(B)	all overdue interest (including Special Interest) on all notes;

(C)	the principal of and premium, if any, on any notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and

(D)	to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; and

(2)	all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an Event of Default specified in paragraph (5) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (1) is Indebtedness in the form of an operating lease entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect, (2) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (3) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Trust Indenture Act contains limitations on the rights of the Trustee, should it be a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

Defeasance and Covenant Defeasance of the Indenture

The Company may, at its option, and at any time, elect to have its obligations discharged with respect to all outstanding notes and all obligations of any Guarantors discharged with respect to any Subsidiary Guarantee (“defeasance”). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied its other obligations under the Indenture, except for the following which shall survive until otherwise terminated or discharged:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest (including Special Interest) on such notes when such payments are due;

(2)	the Company’s obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in Minneapolis, Minnesota, the holding of money for security payments in trust and statements as to compliance with the Indenture;

(3)	its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

(4)	the defeasance provisions of the Indenture.

In addition the Company may, at its option and at any time, elect to have the respective obligations of the Company and any Guarantors released with respect to certain restrictive covenants under the Indenture (“covenant defeasance”) and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the notes.

In order to exercise either defeasance or covenant defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest (including Special Interest) on the outstanding notes on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

(2)	in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

(a)	the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)	since the date of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(3)	in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4)	the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(5)	the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all such notes that have been authenticated, except notes that have been lost, destroyed or wrongfully taken and that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)	all notes that have not been delivered to the Trustee for cancellation have become due and payable, whether at maturity or upon redemption or will become due and payable within one year or are to be called for redemption within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and the notes; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes issued thereunder at maturity or at the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion Of Counsel to the Trustee stating that all conditions precedent to the satisfaction and discharge have been satisfied at the Company’s cost and expense.

Modification and Waiver

Modifications and amendments of the Indenture may be entered into by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of interest (including Special Interest) on, any note, or reduce the principal amount thereof or the rate of interest (including Special Interest) thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any note or any premium or the interest (including Special Interest) thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(2)	reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price;

(3)	reduce the percentage in principal amount of outstanding notes, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults; or

(4)	modify any of the provisions relating to supplemental indentures requiring the consent of holders of the notes, relating to the rights of holders to receive payment of principal and interest on the notes, or to bring suit for the enforcement of such payment, on or after the respective due dates set forth in the notes, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes the consent of whose holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby.

The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

Without the consent of any holder of the notes, the Company and the Trustee may amend the Indenture to: cure any ambiguity, omission, defect or inconsistency; provide for the assumption by a successor corporation of the obligations of the Company under the Indenture; provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code); add Guarantees with respect to the notes; secure the notes; add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company; make any change that does not adversely affect the rights of any holder of the notes; or comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to National CineMedia, Inc., Attention: Executive Vice President and General Counsel, 9110 East Nichols Avenue, Suite 200, Centennial, Colorado 80112-3405 (telephone: (303) 792-3600).

Book-Entry System

The exchange notes will initially be issued in the form of global exchange notes held in book-entry form. The exchange notes will be deposited with the Trustee as custodian for The Depository Trust Company (the “Depository”), and the Depository or its nominee will initially be the sole registered holder of the exchange notes for all purposes under the Indenture. Except as set forth below, a global exchange note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

Upon the issuance of a global exchange note, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such global exchange note acquired by such persons in this exchange offer. Ownership of beneficial interests in a global exchange note will be limited to persons that have accounts with the Depository (“participants”) or persons that may hold interests through participants. Any person acquiring an interest in a global exchange note through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Euroclear or Clearstream. Ownership of beneficial interests by participants in a global exchange note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such global exchange note. Ownership of beneficial interests in such global exchange note by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global exchange note.

Payment of principal, premium, if any, and interest on exchange notes represented by any such global exchange note will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the exchange notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee or any agent of the Company will have any responsibility or liability for any aspect of the Depository’s reports relating to or payments made on account of beneficial ownership interests in a global exchange note representing any exchange notes or for maintaining, supervising or reviewing any of the Depository’s records relating to such beneficial ownership interests.

The Company expects that upon receipt of any payment of principal of, premium, if any, or interest on any global exchange note, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global exchange note, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a global exchange note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

So long as the Depository or its nominee is the registered owner or holder of such global exchange note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global exchange note for the purposes of receiving payment on the exchange notes, receiving notices and for all other purposes under the Indenture and the exchange notes. Beneficial interests in the exchange notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided below, owners of beneficial interests in a global exchange note will not be entitled to receive physical delivery of certificated exchange notes in definitive form and will not be considered the holders of such global exchange note for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global exchange note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a global exchange note desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Company understands that the Depository will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account with the Depository interests in the global exchange note are credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such participant or participants has or have given such direction.

Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in global exchange notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or any agent of the Company will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated Exchange Notes

Exchange notes represented by a global exchange note are exchangeable for certificated exchange notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such global exchange note or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such global exchange note shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the exchange notes represented by such global exchange note. Any global exchange note that is exchangeable for certificated exchange notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated exchange notes in authorized denominations and registered in such names as the Depository or its nominee holding such global exchange note may direct. Subject to the foregoing, a global exchange note is not exchangeable, except for a global exchange note of like denomination to be registered in the name of the Depository or its nominee. In the event that a global exchange note becomes exchangeable for certificated exchange notes, (i) certificated exchange notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof, (ii) payment of principal, premium, if any, and interest on the certificated exchange notes will be payable, and the transfer of the certificated exchange notes will be registrable; at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated exchange notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of material U.S. federal income tax consequences of the exchange of original notes for exchange notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of original notes or exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof and published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

Except as expressly stated otherwise, this summary applies only to holders who exchange original notes for exchange notes in the exchange offer and who hold both the original notes and the exchange notes as capital assets within the meaning of Section 1221 of the Code. This summary is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address the tax consequences to holders who are subject to special rules under U.S. federal income tax laws, such as banks or other financial institutions, partnerships or other pass-through entities, regulated investment companies, real estate investment trusts, persons holding the notes as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies, holders whose functional currency is not the U.S. dollar, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies and insurance companies.

This summary does not represent a detailed description of the U.S. federal income tax consequences to holders in light of their particular circumstances and does not address the effects of any state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of notes.

Persons considering the exchange of original notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange of an Original Note for an Exchange Note Pursuant to the Exchange Offer

The exchange by any holder of an original note for an exchange note should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange original notes for exchange notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in an exchange will be the same as such holder’s tax basis in the original note exchanged therefor. Holders will be considered to have held the exchange notes from the time of their acquisition of the original notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes (and any exchange notes) by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts and other arrangements that are subject to the prohibited transaction rules under Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or collectively Similar Laws, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement, referred to herein as a Plan.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or holding of the notes (and the exchange notes, if any) by an ERISA Plan with respect to which we or our guarantors or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the notes (and the exchange notes, if any). These class exemptions include, without limitation, PTCE 84-14 for specified transactions determined by independent qualified professional asset managers, PTCE 90-1 for specified transactions involving insurance company pooled separate accounts, PTCE 91-38 for specified transactions involving bank collective investment funds, PTCE 95-60 for specified transactions involving life insurance company general accounts and PTCE 96-23 for specified transactions determined by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided, further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes (and the exchange notes, if any) should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes or the exchange notes constitutes assets of any Plan or (ii) the purchase and/or holding of the notes or the exchange notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties and taxes that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes or the exchange notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be available to the purchase and holding of the notes and the exchange notes, if any.

PLAN OF DISTRIBUTION

Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued under the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you do not intend to participate in the distribution of the exchange notes.

If you tender original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	you cannot rely on the above interpretations of the SEC; and

•

you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-marking activities or other trading activities. We have agreed that, for a period of 180 days after the effective date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of this prospectus, we will promptly send additional copies of this prospectus and any amendment to this prospectus to any broker-dealer that requests such documents. We have agreed, in connection with the exchange offer, to indemnify the holders of notes against certain liabilities, including liabilities under the Securities Act.

By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

National CineMedia, LLC

Centennial, Colorado

We have audited the accompanying balance sheets of National CineMedia, LLC (the “Company”) as of December 30, 2010 and December 31, 2009, and the related statements of operations, members’ equity (deficit), and cash flows for the years ended December 30, 2010, December 31, 2009 and January 1, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2010 and December 31, 2009, and the results of its operations and its cash flows for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado

February 24, 2011

NATIONAL CINEMEDIA, LLC

BALANCE SHEETS

(In millions)

	December 30, 2010	December 31, 2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13.8	$37.8
Receivables, net of allowance of $3.7 and $3.6 million, respectively	100.1	89.0
Prepaid expenses	1.7	1.5
Prepaid management fees to managing member	0.8	0.6

Total current assets	116.4	128.9

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $46.4 and $39.3 million, respectively	19.8	23.7
INTANGIBLE ASSETS, net of accumulated amortization of $10.8 and $4.4 million, respectively	275.2	134.2

OTHER ASSETS:
Debt issuance costs, net	7.3	9.2
Other investment	6.7	7.4
Other long-term assets	0.6	1.0

Total other assets	14.6	17.6

TOTAL	$426.0	$304.4

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)

CURRENT LIABILITIES:
Amounts due to founding members	25.2	29.8
Amounts due to managing member	28.2	22.9
Accrued expenses	8.6	12.4
Current portion of long-term debt	1.2	4.3
Current portion of interest rate swap agreements	25.3	24.4
Accrued payroll and related expenses	9.3	6.6
Accounts payable	10.5	11.3
Deferred revenue and other current liabilities	3.8	2.8

Total current liabilities	112.1	114.5

NON-CURRENT LIABILITIES:
Borrowings	775.0	799.0
Interest rate swap agreements	45.5	30.2
Other long-term liabilities	0.0	0.3

Total non-current liabilities	820.5	829.5

Total liabilities	932.6	944.0

COMMITMENTS AND CONTINGENCIES (NOTE 11)
MEMBERS’ EQUITY/(DEFICIT)	(506.6)	(639.6)

TOTAL	$426.0	$304.4

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF OPERATIONS

(In millions)

	Year ended December 30, 2010	Year ended December 31, 2009	Year ended January 1, 2009

REVENUE:
Advertising (including revenue from founding members of $38.5, $38.2 and $45.6 million, respectively)	$379.4	$335.1	$330.3
Fathom Events	48.0	45.5	38.9
Other	0.1	0.1	0.3

Total	427.5	380.7	369.5

OPERATING EXPENSES:
Advertising operating costs	21.7	20.0	18.7
Fathom Events operating costs (including costs to founding members of $7.3, $6.7, and $6.0 million, respectively)	32.4	29.1	25.1
Network costs	20.0	18.6	17.0
Theatre access fees—founding members	52.6	52.7	49.8
Selling and marketing costs	57.9	50.2	47.9
Administrative costs	17.9	14.8	14.5
Administrative fee—managing member	16.6	10.8	9.7
Severance plan costs	0.0	0.0	0.5
Depreciation and amortization	17.8	15.6	12.4
Other costs	0.0	0.7	0.7

Total	236.9	212.5	196.3

OPERATING INCOME	190.6	168.2	173.2

Interest Expense and Other, Net:
Interest on borrowings	44.4	47.1	51.8
Change in derivative fair value	5.3	(7.0)	14.2
Interest income and other	0.2	(2.0)	(0.2)

Total	49.9	38.1	65.8
Impairment and related loss	0.0	0.0	11.5

INCOME BEFORE INCOME TAXES	140.7	130.1	95.9

Provision for income taxes	0.5	0.8	0.6
Equity loss from investment, net	0.7	0.8	0.0

NET INCOME	$139.5	$128.5	$95.3

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF MEMBERS’ EQUITY/(DEFICIT) AND COMPREHENSIVE INCOME

(In millions)

Balance—December 27, 2007	$(713.8)
Contribution of severance plan payments	0.5
Capital contribution from managing member	0.6
Capital contribution from founding members	4.7
Distribution to managing member	(55.5)
Distribution to founding members	(75.5)
Units issued for purchase of intangible asset	116.1
Comprehensive Income:
Unrealized (loss) on cash flow hedge	(59.1)
Net income	95.3

Total Comprehensive Income	36.2
Share-based compensation expense	1.1

Balance—January 1, 2009	$(685.6)

Capital contribution from founding members	0.1
Distribution to managing member	(57.8)
Distribution to founding members	(81.5)
Units issued for purchase of intangible asset	28.5
Comprehensive Income:
Unrealized (loss) on cash flow hedge	26.1
Net income	128.5

Total Comprehensive Income	154.6
Share-based compensation expense	2.1

Balance—December 31, 2009	$(639.6)

Capital contribution from managing member	3.5
Distribution to managing member	(71.0)
Distribution to founding members	(85.1)
Units issued for purchase of intangible asset	151.3
Comprehensive Income:
Unrealized (loss) on cash flow hedge	(10.9)
Net income	139.5

Total Comprehensive Income	128.6
Share-based compensation expense	5.7

Balance—December 30, 2010	$(506.6)

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS

(In millions)

	Year ended December 30, 2010	Year ended December 31, 2009	Year ended January 1, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$139.5	$128.5	$95.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17.8	15.6	12.4
Non-cash severance and share-based compensation	5.6	2.0	1.5
Non-cash impairment and related loss	0.0	0.0	11.5
Net unrealized loss (gain) on hedging transactions	5.3	(7.0)	14.2
Equity loss from investment	0.7	0.8	0.0
Amortization of debt issuance costs	1.9	1.9	1.9
Other non-cash operating activities	0.6	0.0	0.0
Changes in operating assets and liabilities:
Receivables—net	(11.1)	3.0	(0.4)
Accounts payable and accrued expenses	(1.6)	6.9	(0.7)
Amounts due to founding members and managing member	4.1	1.2	0.4
Other operating	0.8	(3.5)	0.1

Net cash provided by operating activities	163.6	149.4	136.2

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(10.1)	(8.4)	(16.6)
Proceeds from sale of property and equipment to founding member	3.0	0.0	0.0
Increase in investment in affiliate	0.0	(2.0)	0.0

Net cash used in investing activities	(7.1)	(10.4)	(16.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	124.3	0.0	139.0
Repayments of borrowings	(152.5)	(3.0)	(124.0)
Founding members and managing member integration payments	3.9	3.6	10.3
Distributions to founding members and managing member	(159.6)	(135.9)	(118.3)
Unit settlement for share-based compensation	3.4	0.0	0.0

Net cash used in financing activities	(180.5)	(135.3)	(93.0)

CHANGE IN CASH AND CASH EQUIVALENTS	(24.0)	3.7	26.6

CASH AND CASH EQUIVALENTS:
Beginning of period	37.8	34.1	7.5

End of period	$13.8	$37.8	$34.1

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)

	Year ended December 30, 2010	Year ended December 31, 2009	Year ended January 1, 2009

Supplemental disclosure of non-cash financing and investing activity:
Contribution for severance plan payments	$0.0	$0.0	$0.5
Purchase of an intangible asset with subsidiary equity	$151.3	$28.5	$116.1
Settlement of put liability by issuance of debt	$0.0	$7.0	$0.0
Assets acquired in settlement of put liability	$0.0	$2.5	$0.0

Supplemental disclosure of cash flow information:
Cash paid for interest	$49.8	$38.8	$48.3
Cash paid for income taxes	$0.5	$0.8	$0.6

See accompanying notes to financial statements.

1. The company

Description of business

National CineMedia, LLC (“NCM LLC” or “the Company”) commenced operations on April 1, 2005 and operates the largest digital in-theatre network in North America, allowing NCM LLC to distribute advertising, Fathom entertainment programming events and corporate events under long-term exhibitor services agreements (“ESAs”) with American Multi-Cinema, Inc. (“AMC”), a wholly owned subsidiary of AMC Entertainment, Inc. (“AMCE”), Regal Cinemas, Inc., a wholly owned subsidiary of Regal Entertainment Group (“Regal”), and Cinemark USA, Inc. (“Cinemark USA”), a wholly owned subsidiary of Cinemark Holdings, Inc. (“Cinemark”). AMC, Regal and Cinemark and their affiliates are referred to in this document as “founding members”. NCM LLC also provides such services to certain third-party theatre circuits under “network affiliate” agreements, which expire at various dates.

At December 30, 2010, NCM LLC had 110,752,192 common membership units outstanding, of which 53,549,477 (48.3%) were owned by NCM Inc., 21,452,792 (19.4%) were owned by Regal, 18,803,420 (17.0%) were owned by AMC, and 16,946,503 (15.3%) were owned by Cinemark. The membership units held by the founding members are exchangeable into NCM Inc. common stock on a one-for-one basis. During the third quarter of 2010, AMC and Regal completed a common unit membership redemption and an underwritten public offering of an aggregate 10,955,471 shares of National CineMedia, Inc.’s (“NCM Inc.” or “managing member”), common stock (see Note 7).

Basis of presentation

The Company has prepared its financial statements and related notes in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

On February 13, 2007, NCM Inc., a Company formed by NCM LLC and incorporated in the State of Delaware with the sole purpose of becoming a member and sole manager of NCM LLC, completed its initial public offering (“IPO”). The Company’s business is seasonal and for this and other reasons operating results for interim periods may not be indicative of the Company’s full year results or future performance. As a result of the various related-party agreements discussed in Note 7, the operating results as presented are not necessarily indicative of the results that might have occurred if all agreements were with non-related third parties.

Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable, and equity-based compensation. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications of previously reported amounts within operating activities in the statement of cash flows have been made to conform to the current year presentation.

2. Significant accounting policies

Accounting period—The Company operates on a 52-week fiscal year, with the fiscal year ending on the first Thursday after December 25, which, in certain years, results in a 53-week year, as was the case for fiscal year 2008.

Segment reporting—Segments are accounted for under ASC 280 Segment Reporting. Refer to Note 14.

Revenue recognition—Advertising revenue is recognized in the period in which an advertising contract is fulfilled against the contracted theatre attendees. Advertising revenue is recorded net of make-good provisions to account for delivered attendance that is less than contracted attendance. When remaining delivered attendance is provided in subsequent periods, that portion of the revenue earned is recognized in that period. Deferred revenue refers to the unearned portion of advertising contracts. All deferred revenue is classified as a current liability. Fathom Events revenue is recognized in the period in which the event is held.

Barter transactions—The Company enters into barter transactions that exchange advertising program time for products and services used principally for selling and marketing activities. The Company records barter transactions at the estimated fair value of the advertising exchanged based on fair value received for similar advertising from cash paying customers. Revenues for advertising barter transactions are recognized when advertising is provided, and products and services received are charged to expense when used. The Company limits the use of such barter transactions to items and services for which it would otherwise have paid cash. Any timing differences between the delivery of the bartered revenue and the use of the bartered expense products and services are recorded through deferred revenue. Revenue and expense from barter transactions for the year ended December 30, 2010 were $1.5 million and $1.1 million, respectively and were not material to the Company’s statement of operations for the years ended December 31, 2009 and January 1, 2009.

Operating costs—Advertising related operating costs primarily include personnel and other costs related to advertising fulfillment, and to a lesser degree, production costs of non-digital advertising, and payments due to unaffiliated theatre circuits under the network affiliate agreements.

Fathom Events operating costs include equipment rental, catering, movie tickets acquired primarily from the founding members, revenue share under the amended and restated ESAs and other direct costs of the meeting or event.

Payment to the founding members of a theatre access fee is comprised of a payment per theatre attendee and a payment per digital screen, both of which escalate over time.

Network costs include personnel, satellite bandwidth, repairs, and other costs of maintaining and operating the digital network and preparing advertising and other content for transmission across the digital network. These costs are not specifically allocable between the advertising business and the Fathom Events business.

Leases—The Company leases various office facilities under operating leases with terms ranging from 3 to 15 years. The Company calculates straight-line rent expense over the initial lease term and renewals that are reasonably assured.

Advertising costs—Costs related to advertising and other promotional expenditures are expensed as incurred. Due to the nature of the business, the Company has an insignificant amount of advertising costs included in selling and marketing costs on the statement of operations.

Cash and cash equivalents—All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents and are considered available for sale securities. There are cash balances in a bank in excess of the federally insured limits or in the form of a money market demand account with a major financial institution.

Restricted cash—At December 30, 2010 and December 31, 2009, other non-current assets included restricted cash of $0.3 million, which secures a letter of credit used as a lease deposit on NCM LLC’s New York office.

Receivables—Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. At December 30, 2010, there was two advertising agency groups through which the Company sources national advertising revenue representing approximately 17% and 21%, of the Company’s outstanding gross receivable balance, respectively; however, none of the individual contracts related to the advertising agencies were more than 10% of advertising revenue. At December 31, 2009 there was one advertising agency group through which the Company sources national advertising revenue representing approximately 19% of the Company’s outstanding gross receivable balance; however, none of the individual contracts related to the advertising agency were more than 10% of advertising revenue. The collectability risk is reduced by dealing with large, national advertising agencies who have strong reputations in the advertising industry and clients with stable financial positions.

Receivables consisted of the following, in millions:

	As of December 30, 2010	As of December 31, 2009
Trade accounts	$100.9	$91.6
Other	2.9	1.0
Less allowance for doubtful accounts	(3.7)	(3.6)

Total	$100.1	$89.0

Allowance for doubtful accounts consisted of the following, in millions:

	Years ended
	December 30, 2010	December 31, 2009	January 1, 2009
Balance at beginning of period	$3.6	$2.6	$1.5
Provision for bad debt	2.3	2.4	2.3
Write-offs, net	(2.2)	(1.4)	(1.2)

Balance at end of period	$3.7	$3.6	$2.6

Long-lived assets—Property and equipment is stated at cost, net of accumulated depreciation or amortization. Refer to Note 4. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed currently. In general, the equipment associated with the digital network that is located within the theatre is owned by the founding members, while equipment outside the theatre is owned by the Company. The Company records depreciation and amortization using the straight-line method over the following estimated useful lives:

Equipment	4-10 years
Computer hardware and software	3-5 years
Leasehold improvements	Lesser of lease term or asset life

Software and web site development costs developed or obtained for internal use are accounted for in accordance with ASC Subtopic 350-40 Internal Use Software and ASC Subtopic 350-50 Website Development Costs. The subtopics require the capitalization of certain costs incurred in developing or obtaining software for internal use. The majority of software costs and web site development costs, which are included in equipment, are depreciated over three to five years. As of December 30, 2010 and December 31, 2009, the Company had a net book value of $9.2 million and $11.0 million, respectively, of capitalized software and web site development costs. Approximately $6.5 million, $6.7 million and $4.9 million was recorded for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively, in depreciation expense. For the years ended December 30, 2010, December 31, 2009 and January 1, 2009 the Company recorded $1.2 million, $1.6 million and $1.2 million in research and development expense, respectively.

Construction in progress includes costs relating to installations of equipment into affiliate theatres. Assets under construction are not depreciated until placed into service.

The Company assesses impairment of long-lived assets pursuant with ASC 360 Property, Plant and Equipment annually. This includes determining if certain triggering events have occurred that could affect the value of an asset. Thus far, we have recorded no impairment charges related to long-lived assets.

Intangible assets—Intangible assets consist of contractual rights and are stated at cost, net of accumulated amortization. Refer to Note 5. The Company records amortization using the straight-line method over the estimated useful life of the intangibles, corresponding to the term of the ESAs. During the year ended December 30, 2010, NCM LLC recorded an intangible asset of $111.5 million, which is amortized over a weighted average amortization period of 26.7 years, and a second addition of $39.8 million, which is amortized over a weighted average amortization period of 27.0 years. As of December 30, 2010, the gross carrying amount of the intangible assets is $286.0 million, with a remaining weighted average amortization period of 27.0 years.

Amounts due to founding members—Amounts due to founding members in the 2010 and 2009 periods include amounts due for the theatre access fee, offset by a receivable for advertising time purchased by the founding members, as well as revenue share earned for Fathom Events plus any amounts outstanding under other contractually obligated payments. Payments to or received from the founding members against outstanding balances are made monthly.

Amounts due to managing member—Amounts due to the managing member include amounts due under the NCM LLC Operating Agreement and other contractually obligated payments. Payments to or received from the managing member against outstanding balances are made periodically.

Income taxes—As a limited liability company, NCM LLC’s taxable income or loss is allocated to the founding members and managing member and, therefore, the only provision for income taxes included in the financial statements is for income-based state and local taxes.

Accumulated other comprehensive loss—Accumulated other comprehensive loss is composed of the following (in millions):

	Year ended December 30, 2010	Year ended December 31, 2009	Year ended January 1, 2009
Beginning Balance	$(47.4)	$(73.5)	$(14.4)
Change in fair value on cash flow hedge	(12.2)	24.8	(59.5)
Reclassifications into earnings	1.3	1.3	0.4

Ending Balance	$(58.3)	$(47.4)	$(73.5)

Debt issuance costs—In relation to the issuance of long-term debt discussed in Note 8, there is a balance of $7.3 million and $9.2 million in deferred financing costs as of December 30, 2010 and December 31, 2009, respectively. These debt issuance costs are being amortized over the terms of the underlying obligation and are included in interest expense. For each of the years ended December 30, 2010, December 31, 2009, and January 1, 2009 we amortized $1.9 million.

Other investment—Through March 15, 2010, the Company accounted for its investment in RMG Networks, Inc., (“RMG”) (formerly Danoo, Inc.) under the equity method of accounting as required by ASC 323-10 Investments—Equity Method and Joint Ventures (“ASC 323-10”) because we exerted “significant influence” over, but did not control, the policy and decisions of RMG, due to ownership of approximately 24% of the issued and outstanding preferred and common stock of RMG. During the first quarter of 2010, RMG sold additional common stock to other third party investors for cash, which reduced the Company’s ownership in RMG resulting in cost method accounting. At December 30, 2010, the Company’s ownership in RMG was approximately 19% of the issued and outstanding preferred and common stock of RMG. The investment in RMG and the Company’s share of its operating results through December 30, 2010 are not material to the Company’s financial position or results of operations and as a result summarized financial information is not presented. Refer to Note 11 and 12 for additional discussion.

Share-based compensation—Stock-based employee compensation is accounted for at fair value under ASC 718 Compensation – Stock Compensation. Refer to Note 9.

Derivative instruments—Derivative Instruments are accounted for under ASC 815 Derivatives and Hedging. Refer to Note 13.

Current liabilities—For the year ended December 31, 2009, the Company presented the liability for interest rate swap agreements in a single line on its Balance Sheet in other non-current liabilities. However, after further review, the Company determined that the current portion of the liability should be reclassified and presented with total current liabilities. As a result, the Company has restated its Balance Sheet to reflect this classification. The correction has no effect on total assets, total liabilities, total equity/(deficit), the Statements of Operations, or the Cash Flows from Operations.

The following is a summary of the effects of the restatement on our Balance Sheet as of December 31, 2009:

	Balance sheet as of December 31, 2009
	As previously reported	As restated
Current portion of interest rate swap agreements	0.0	$24.4
Total current liabilities	$90.1	$114.5
Interest rate swap agreements	$54.6	$30.2
Total non-current liabilities	$853.9	$829.5

3. Recent accounting pronouncements

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, which revises the existing multiple-element revenue arrangements guidance and changes the determination of when the individual deliverables included in a multiple-element revenue arrangement may be treated as separate units of accounting, modifies the manner in which the transaction consideration is allocated across the separately identified deliverables and expands the disclosures required for multiple-element revenue arrangements. The pronouncement is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The Company does not expect the pronouncement to have a material effect on its financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. The Company adopted this pronouncement effective January 1, 2010 with no impact on its financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

4. Property and equipment

	As of December 30, 2010	As of December 31, 2009
	(in millions)
Equipment, computer hardware and software	$63.3	$60.6
Leasehold Improvements	1.7	1.6
Less accumulated depreciation	(46.4)	(39.3)

Subtotal	18.6	22.9
Construction in Progress	1.2	0.8

Total property and equipment	$19.8	$23.7

For the years ended December 30, 2010, December 31, 2009, and January 1, 2009, the Company recorded depreciation of $11.4 million, $12.5 million, and $10.2 million, respectively.

5. Intangible assets

During the second quarter of 2010, NCM LLC issued 6,510,209 common membership units to a subsidiary of AMCE as a result of that subsidiary’s acquisition of Kerasotes Showplace Theatres, LLC (the “AMC Kerasotes Acquisition”). Such issuance provided NCM LLC with exclusive access, in accordance with the ESA, to the net new theatre screens and attendees added by AMCE to NCM LLC’s network since the date of the last annual common unit adjustment through the date of the AMC Kerasotes Acquisition. As a result, NCM LLC recorded an intangible asset at the market value of the common membership units equal to $111.5 million. During the first quarter of 2010, NCM LLC issued 2,212,219 common membership units to its founding members in exchange for the rights to exclusive access, in accordance with the ESA, to net new theatre screens and projected attendees added by the founding members to NCM LLC’s network during 2009. As a result, NCM LLC recorded an intangible asset at the market value of the common membership units equal to $39.8 million. During the first quarter of 2009, NCM LLC issued 2,126,104 common membership units to its founding members in exchange for the rights to exclusive access to net new theatre screens and projected attendees added by the founding members to NCM LLC’s network. The Company recorded an intangible asset at the market value of the common membership units equal to $28.5 million. The Company based the fair value of the intangible assets on the market value of the common membership units issued on the date of grants, which are freely convertible into the Company’s common stock.

Pursuant to ASC 350-10 Intangibles—Goodwill and Other, the intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs. Amortization of the asset related to Regal Consolidated Theatres will not begin until after 2011 since the Company will not have access to on-screen advertising in the Regal Consolidated Theatres until the run-out of their existing on–screen advertising agreement.

	As of December 30, 2010	As of December 31, 2009
	(in millions)
Beginning balance	$134.2	$111.8
Purchase of intangible asset subject to amortization	151.3	28.5
Less integration payments(1)	(3.9)	(3.2)
Less amortization expense	(6.4)	(2.9)

Total intangible assets	$275.2	$134.2

(1)	See Note 7 for further information on integration payments.

For the years ended December 30, 2010, December 31, 2009 and January 1, 2009 the Company recorded amortization of $6.4 million, $2.9 million and $1.5 million, respectively.

The estimated aggregate amortization expense for each of the five succeeding years is as follows (in millions):

2011	$9.9
2012	10.5
2013	10.5
2014	10.5
2015	10.5

6. Accrued expenses

	As of December 30, 2010	As of December 31, 2009
	(in millions)
Make-good reserve	$2.8	$0.3
Accrued interest	2.1	9.8
Other accrued expenses	3.7	2.3

Total accrued expenses	$8.6	$12.4

7. Related-party transactions

Pursuant to the ESAs, the Company makes monthly theatre access fee payments to the founding members, comprised of a payment per theatre attendee and a payment per digital screen with respect to the founding member theatres included in our network. The total theatre access fee to the founding members for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 was $52.6 million, $52.7 million and $49.8 million, respectively.

Under the ESAs, for the years ended December 30, 2010 and December 31, 2009, the founding members purchased 60 seconds of on-screen advertising time (with a right to purchase up to 90 seconds) from NCM LLC to satisfy their obligations under their beverage concessionaire agreements at a specified 30 second equivalent cost per thousand (“CPM”) impressions. For the year ended January 1, 2009, two of the founding members purchased 90 seconds and one purchased 60 seconds of on-screen advertising time under their beverage concessionaire agreement. The total revenue related to the beverage concessionaire agreements for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 was $37.2 million, $36.3 million and $43.3 million, respectively. In addition, the Company made payments to the founding members for use of their screens and theatres for its Fathom Events businesses. These payments are at rates (percentage of event revenue) included in the ESAs based on the nature of the event. Payments to the founding members for these events totaled $7.3 million, $6.7 million, and $6.0 million for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively.

Also, pursuant to the terms of the NCM LLC Operating Agreement in place since the completion of the IPO, NCM LLC is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the NCM LLC Operating Agreement, on a quarterly basis in arrears. Distributions for the years ended December 30, 2010, December 31, 2009, and January 1, 2009 are as follows (in millions):

	2010	2009	2008
AMC	$28.8	$25.8	$24.3
Cinemark	24.0	20.8	18.5
Regal	32.3	34.9	32.7
NCM Inc.	71.0	57.8	55.6

Total	$156.1	$139.3	$131.1

The available cash payment by NCM LLC to its founding members for the quarter ended December 30, 2010 of $25.7 million was included in amounts due to founding members at December 30, 2010 and will be made in the first quarter of 2011. The available cash payment by NCM LLC to its managing member for the quarter ended December 30, 2010 of $24.1 million was included in amounts due to managing member as of December 30, 2010 and will be made in the first quarter of 2011.

On January 26, 2006, AMC acquired the Loews Cineplex Entertainment Inc. (“AMC Loews”) theatre circuit. The Loews screen integration agreement, effective as of January 5, 2007 and amended and restated as of February 13, 2007, between NCM LLC and AMC, committed AMC to cause substantially all of the theatres it acquired as part of the Loews theatre circuit to be included in the NCM digital network in accordance with the ESAs on June 1, 2008. In accordance with the Loews screen integration agreement, prior to June 1, 2008 AMC paid the Company amounts based on an agreed-upon calculation to reflect cash amounts that approximated what NCM LLC would have generated if the Company sold on-screen advertising in the Loews theatre chain on an exclusive basis. These AMC Loews payments were made on a quarterly basis in arrears through May 31, 2008, with the exception of Star Theatres, which were paid through February 2009 in accordance with certain run-out provisions. For the years ended December 31, 2009 and January 1, 2009, the AMC Loews payment was $0.1 million and $4.7 million, respectively. The AMC Loews payment was recorded directly to NCM LLC’s members’ equity account.

On April 30, 2008, Regal acquired Consolidated Theatres and NCM issued common membership units to Regal upon the closing of its acquisition in exchange for the right to exclusive access to the theatres. The Consolidated Theatres had a pre-existing advertising agreement and, as a result, Regal must make “integration” payments pursuant to the ESAs on a quarterly basis in arrears through mid-2011 in accordance with certain run-out provisions. For the years ended December 30, 2010, December 31, 2009 and January 1, 2009, the Consolidated Theatres payment was $3.9 million, $3.2 million and $2.8 million, respectively and represents a cash element of the consideration received for the common membership units issued. The Consolidated Theatres payment of $1.2 million for the quarter ended December 30, 2010 was included in amounts due from founding members at December 30, 2010 and will be received in the first quarter of 2011.

In connection with AMC’s acquisition of Kerasotes, AMC reimbursed NCM LLC approximately $3.0 million for the net book value of NCM LLC capital expenditures invested in digital network technology within the acquired Kerasotes theatres prior to the acquisition date.

Amounts due to founding members at December 30, 2010 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.4	$0.5	$1.4
Cost and other reimbursement	(0.2)	(0.5)	(0.0)	(0.7)
Distributions payable, net	8.5	7.6	8.4	24.5

Total	$8.8	$7.5	$8.9	$25.2

Amounts due to founding members at December 31, 2009 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.4	$0.5	$1.4
Cost and other reimbursement	(0.5)	(0.5)	(0.5)	(1.5)
Distributions payable, net	9.9	7.9	12.1	29.9

Total	$9.9	$7.8	$12.1	$29.8

Other

During the years ended December 30, 2010, December 31, 2009 and January 1, 2009, AMC, Cinemark and Regal purchased $1.3 million, $1.9 million and $2.3 million respectively, of NCM LLC’s advertising inventory for their own use. The value of such purchases are calculated by reference to NCM LLC’s advertising rate card and included in advertising revenue.

Included in selling and marketing costs and Fathom Events operating costs is $2.5 million, $2.1 million and $2.7 million for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 respectively, related to purchases of movie tickets and concession products from the founding members primarily for marketing to NCM LLC’s advertising clients and marketing resale to Fathom Business customers.

Related party affiliates

During 2009, NCM LLC entered into a digital content agreement and a Fathom agreement with LA Live Cinemas LLC (“LA Live”), an affiliate of Regal, for NCM LLC to provide in-theatre advertising and Fathom Events services to LA Live in its theatre complex. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. LA Live joined the NCM LLC advertising network during the fourth quarter of 2009. Included in advertising operating costs and Fathom Events operating costs is $0.1 million for the year ended December 30, 2010, for payments made to the affiliate under the agreement. As of December 30, 2010 approximately $0.1 million is included in accounts payable for amounts due to LA Live under the agreement.

During 2009, NCM LLC entered into a network affiliate agreement with Starplex Operating L.P. (“Starplex”), an affiliate of Cinemark, for NCM LLC to provide in-theatre advertising services to Starplex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. Starplex joined the NCM LLC advertising network in the first quarter of 2010. Included in advertising operating costs is $1.3 million for the year ended December 30, 2010, for payments made to the affiliate under the agreement. As of December 30, 2010, approximately $0.5 million is included in accounts payable for amounts due to Starplex under the agreement.

Common unit membership redemption

The NCM LLC Operating Agreement provides a redemption right of the founding members to exchange common membership units of NCM LLC for shares of the Company’s common stock on a one-for-one basis, or at the Company’s option, a cash payment equal to the market price of one share of NCM Inc. common stock. During the third quarter of 2010, AMC and Regal exercised the redemption right of an aggregate 10,955,471 common membership units, whereby AMC and Regal surrendered 6,655,193 and 4,300,278 common membership units to NCM LLC for cancellation, respectively. The Company contributed an aggregate 10,955,471 shares of its common stock to NCM LLC in exchange for a like number of newly issued common membership units. NCM LLC then distributed the shares of common stock to AMC and Regal to complete the redemptions. Such redemptions took place immediately prior to the closing of the underwritten public offering and the subsequent closing of the overallotment option; in each case the NCM Inc. common stock was sold at a price to the public of $16.00 per share by AMC and Regal. NCM Inc. did not receive any proceeds from the sale of its common stock by AMC and Regal. Pursuant to ASC 810-10-45, the Company accounted for the change in its ownership interest in NCM LLC as an equity transaction and no gain or loss was recognized in net income.

National CineMedia, Inc.

Pursuant to the NCM LLC Operating Agreement, as the sole manager of NCM LLC, NCM Inc. provides certain specific management services to NCM LLC, including those services of the positions of president and chief executive officer, president of sales and chief marketing officer, executive vice president and chief financial officer, executive vice president and chief operations officer and executive vice president and general counsel. In exchange for the services, NCM LLC reimburses NCM Inc. for compensation and other expenses of the officers and for certain out-of-pocket costs. During the years ended December 30, 2010, December 31, 2009 and January 1, 2009, NCM LLC paid NCM Inc. $16.6 million, $10.8 million and $9.7 million, respectively, for these services and expenses. The payments for estimated management services related to employment are made one month in advance. At December 30, 2010 and December 31, 2009, $0.8 million and $0.6 million, respectively, has been paid in advance and is reflected as prepaid management fees to managing member in the accompanying financial statements. NCM LLC also provides administrative and support services to NCM Inc. such as office facilities, equipment, supplies, payroll and accounting and financial reporting at no charge. Based on the limited activities of NCM Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant. The management services agreement also provides that NCM LLC employees may participate in the NCM Inc. equity incentive plan (see Note 9).

Amounts due to/from managing member were comprised of the following (in millions):

	As of December 30, 2010	As of December 31, 2009
Distributions payable	$24.1	$22.0
Cost and other reimbursement	4.1	0.9

Total	$28.2	$22.9

8. Borrowings

On February 13, 2007, concurrently with the closing of the IPO of NCM Inc., NCM LLC entered into a senior secured credit facility with a group of lenders. The facility consists of a six-year $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The revolving credit facility portion is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the credit agreement, and a portion is available for letters of credit.

The outstanding balance of the term loan facility at December 30, 2010 and December 31, 2009 was $725.0 million. The outstanding balance under the revolving credit facility at December 30, 2010 and December 31, 2009 was $50.0 million and $74.0 million, respectively. As of December 30, 2010, the effective rate on the term loan was 5.61% including the effect of the interest rate swaps (both those accounted for as hedges and those that are not). The interest rate swaps hedged $550.0 million of the $725.0 million term loan at a fixed interest rate of 6.734% while the unhedged portion was at an interest rate of 2.06%. The weighted-average interest rate on the unhedged revolver was 2.01%. Commencing with the fourth fiscal quarter in fiscal year 2009, the applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a net senior secured leverage ratio for NCM LLC and its subsidiaries (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement). The senior secured credit facility also contains a number of covenants and financial ratio requirements, with which the Company was in compliance at December 30, 2010, including the net senior secured leverage ratio. There are no distribution restrictions as long as the Company is in compliance with its debt covenants. As of December 30, 2010, its net senior secured leverage ratio was 3.5 times the covenant. The debt covenants also require 50% of the term loan, or $362.5 million to be hedged at a fixed rate. As of December 30, 2010, the Company had approximately $550 million or 76% hedged. Of the $550.0 million that is hedged, $137.5 million was transferred from Lehman Brothers Special Financing (“LBSF”) to Barclays Bank PLC (“Barclays”) in February 2010. See Note 13 for an additional discussion of the interest rate swaps.

NCM LLC, Lehman Brothers Holdings Inc. (“Lehman”) and Barclays entered into an agreement in March 2010 whereby Lehman resigned its agency function and restructured its outstanding $14.0 million revolving credit loan. NCM LLC and the remaining revolving credit lenders consented to the appointment of Barclays as successor administrative agent and swing line lender under the credit agreement. Additionally, the revolving credit commitments of Lehman were reduced to zero and the aggregate revolving credit commitments were reduced to $66.0 million. The $14.0 million outstanding principal of the revolving credit loans held by Lehman will not be repaid in connection with any future prepayments of revolving credit loans, but rather Lehman’s share of the revolving credit facility will be paid in full by NCM LLC, along with any accrued and unpaid fees and interest, on the revolving credit termination date, February 13, 2013.

On March 19, 2009, the Company gave an $8.5 million note payable to Credit Suisse, Cayman Islands Branch (“Credit Suisse”) with no stated interest to settle the $10.0 million contingent put obligation and to acquire the $20.7 million outstanding principal balance of debt of IdeaCast, Inc. (“IdeaCast”) (together with all accrued interest and other lender costs required to be reimbursed by IdeaCast). Quarterly payments to Credit Suisse began on April 15, 2009 and will continue through January 15, 2011. At issuance the Company recorded the note at a present value of $7.0 million. At December 30, 2010 and December 31, 2009, $1.2 million and $4.3 million, respectively, of the balance was recorded in current liabilities. Interest on the note is accreted at the Company’s estimated incremental cost of debt based on then current market indicators over the term of the loan to interest expense. The amount of interest expense recognized on the note for the years ended December 30, 2010 and December 31, 2009 was $0.5 million and $0.7 million, respectively.

Future maturities of borrowings

The scheduled annual maturities on the credit facility for the next five years as of December 30, 2010 are as follows (in millions):

2011	$1.2
2012	0.0
2013	50.0
2014	0.0
2015	725.0

Total	$776.2

9. Share-based compensation

At the date of the IPO, the Company adopted the NCM Inc. 2007 Equity Incentive Plan. As of December 30, 2010, there were 7,076,000 shares of common stock available for issuance or delivery under the Equity Incentive Plan of which 1,690,186 remain available for grants as of December 30, 2010. Options awarded under the Equity Incentive Plan are granted with an exercise price equal to the market price of NCM Inc. common stock on the date of the grant. Upon vesting of the awards, NCM LLC will issue common membership units to the Company equal to the number of shares of the Company’s common stock represented by such awards. Under the fair value recognition provisions of ASC 718, the Company recognizes stock-based compensation net of an estimated forfeiture rate, and therefore only recognizes stock-based compensation cost for those shares expected to vest over the requisite service period of the award. Options and non-vested restricted stock vest annually over a three or five-year period and options have either 10-year or 15-year contractual terms. A forfeiture rate of 5% was estimated to reflect the potential separation of employees.

The recognized expense, including equity based compensation costs of NCM Inc. employees, is included in the operating results of NCM LLC. The Company recognized $7.0 million, $3.1 million and $2.1 million for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively, of share-based compensation expense for these options and $0.1 million were capitalized during each of the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively. As of December 30, 2010, unrecognized compensation cost related to nonvested options was approximately $9.1 million, which will be recognized over a weighted average remaining period of 1.70 years.

The weighted average grant date fair value of granted options was $4.84, $2.17 and $3.77 for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively. The intrinsic value of options exercised during the year was $2.2 million, $0.2 million and $0.2 million for the years ended December 30, 2010, December 31, 2009, and January 1, 2009, respectively. During the year ended December 30, 2010 there was $4.9 million of cash received on options exercised and an immaterial amount for the year December 31, 2009. The total fair value of awards vested during the years ended December 30, 2010 and December 31, 2009 was $3.2 million and $0.3 million, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires that the Company make estimates of various factors. The following assumptions were used in the valuation of the options:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Expected life of options	6.0 years	6.5 years	6.5 years
Risk free interest rate	1.38% to 3.76%	2.23% to 3.70%	3.74% to 4.09%
Expected volatility	39%	30%	30%
Dividend yield	3.8% to 4.0%	3%	3%

Activity in the Equity Incentive Plan, as converted, is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in millions)
Outstanding at December 31, 2009	3,126,560	$14.51
Granted	1,186,507	17.62
Exercised	(388,302)	12.64
Forfeited	(48,541)	13.36

Outstanding at December 30, 2010	3,876,224	$15.55	9.0	$18.1

Exercisable at December 30, 2010	1,030,120	16.45	9.1	$4.2
Vested and Expected to Vest at December 30, 2010	3,839,382	15.55	9.0	$18.0

The following table summarizes information about the stock options at December 30, 2010, including the weighted average remaining contractual life and weighted average exercise price:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding as of Dec. 30, 2010	Weighted average remaining life (in years)	Weighted average exercise price	Number exercisable as of Dec. 30, 2010	Weighted average exercise price
$5.35–$10.41	908,640	8.0	$9.06	175,554	$9.02
$10.42–$16.66	1,250,143	10.0	16.09	578,485	16.20
$16.67–$16.97	973,996	9.0	16.97	0	0.0
$16.98–$19.43	383,079	9.2	18.79	73,330	18.70
$19.44–$29.05	360,366	7.5	22.74	202,751	22.78

	3,876,224	9.0	$15.55	1,030,120	$16.45

Non-vested (restricted) stock—NCM Inc. has a non-vested stock program as part of the Equity Incentive Plan. The plan provides for non-vested stock awards to officers, board members and other key employees, including employees of NCM LLC. Under the non-vested stock program, common stock of NCM Inc. may be granted at no cost to officers, board members and key employees, subject to a continued employment restriction and as such restrictions lapse, the award vests in that proportion. The participants are entitled to cash dividends from NCM Inc. and to vote their respective shares, although the sale and transfer of such shares is prohibited and the shares are subject to forfeiture during the restricted period. Additionally the accrued cash dividends for the 2009 and 2010 grants are subject to forfeiture during the restricted period. The shares are also subject to the terms and provisions of the Equity Incentive Plan. Non-vested stock awards granted in 2010 include performance vesting conditions, which permit vesting to the extent that NCM Inc. achieves specified non-GAAP targets at the end of the three-year period. Non-vested stock granted to non-employee directors vest after one year. Compensation cost is valued based on the market price on the grant date and is expensed over the vesting period.

The following table represents the shares of non-vested stock:

	Shares	Weighted average grant- date fair value
Non-vested as of December 31, 2009	590,374	$13.15
Granted	429,585	17.24
Forfeited	(8,011)	15.84
Vested	(96,364)	16.18

Non-vested as of December 30, 2010	915,584	$16.77

The recognized expense, including the equity based compensation costs of NCM Inc. employees, is included in the operating results of NCM LLC. The Company recorded $7.0 million, $2.4 million and $1.3 million in compensation expense related to such outstanding non-vested shares during the years ended December 30, 2010, December 31, 2009 and January 1, 2009. Of the $7.0 million in compensation expense for the year ended December 30, 2010, $1.6 million was related to NCM Inc.’s expected over performance of the specified non-GAAP targets for the 2009 and 2010 grants. During the year ended December 30, 2010 there was $0.1 million capitalized and an immaterial amount for the years ended December 31, 2009 and January 1, 2009. As of December 30, 2010, unrecognized compensation cost related to non-vested stock was approximately $11.2 million, which will be recognized over a weighted average remaining period of 1.82 years. The weighted average grant date fair value of non-vested stock was $17.24, $9.50 and $18.97 for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively. The total fair value of awards vested was $1.6 million, $0.3 million and $2.1 million during the years ended December 30, 2010, December 31, 2009 and January 1, 2009.

10. Employee benefit plans

NCM LLC sponsors the NCM 401(k) Profit Sharing Plan (the “Plan”) under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees. The Plan provides that participants may contribute up to 20% of their compensation, subject to Internal Revenue Service limitations. Employee contributions are invested in various investment funds based upon election made by the employee. The recognized expense, including the discretionary contributions of NCM Inc. employees, is included in the operating results of NCM LLC. The Company made discretionary contributions of $0.9 million, $0.8 million and $0.8 million during the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively.

11. Commitments and contingencies

Legal actions

The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material adverse effect on its financial position or results of operations.

Operating commitments

The Company leases office facilities for its headquarters in Centennial, Colorado and also in various cities for its sales and marketing personnel as sales offices. The Company has no capital lease obligations. Total lease expense for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, was $2.2 million, $2.3 million and $2.0 million, respectively.

Future minimum lease payments under noncancelable operating leases as of December 30, 2010 are as follows (in millions):

2011	$1.6
2012	2.2
2013	2.2
2014	2.2
2015	2.1
Thereafter	9.1

Total	$19.4

Contingent put obligation

On April 29, 2008, NCM LLC, IdeaCast, the IdeaCast lender and certain of its stockholders agreed to a financial restructuring of IdeaCast. Among other things, the restructuring resulted in the lender being granted an option to “put,” or require NCM LLC to purchase, up to $10 million of the funded convertible debt at par, on or after December 31, 2010 through March 31, 2011. The put was accounted for under ASC 460-10 Guarantees. During the fourth quarter of 2008, the Company determined that the initial investment and call right in IdeaCast were other-than-temporarily impaired due to IdeaCast’s defaults on its senior debt and liquidity issues and that the put obligation was probable. The Company estimated a liability at January 1, 2009 of $4.5 million, which represented the excess of the estimated probable loss on the put (net of estimated recoveries from the net assets of IdeaCast that serve as collateral for the convertible debt) obligation over the unamortized ASC 460-10 liability. The total amount of the impairment and related loss recorded in the fourth quarter of 2008 was $11.5 million.

On March 19, 2009, NCM LLC, IdeaCast and IdeaCast’s lender agreed to certain transactions with respect to the IdeaCast Credit Agreement. Among other things, these agreements resulted in (i) the termination of the Put and the Call; (ii) the transfer, sale and assignment by IdeaCast’s lender to NCM LLC of all of its right, title and interest under the Credit Agreement, including without limitation the loans outstanding under the Credit Agreement; (iii) the resignation of IdeaCast’s lender, and the appointment of NCM LLC, as administrative agent and collateral agent under the Credit Agreement; and (iv) the delivery by NCM LLC to IdeaCast’s lender of a non-interest bearing promissory note in the amount of $8.5 million payable through January 2011. On June 16, 2009, NCM LLC’s interest in the Credit Agreement was assigned to NCM Out-Of-Home, LLC (“OOH”), which was a wholly-owned subsidiary of NCM LLC. OOH was also appointed as administrative agent and collateral agent under the Credit Agreement. On June 16, 2009, OOH, as IdeaCast’s senior secured lender, foreclosed on substantially all of the assets of IdeaCast, consisting of certain tangible and intangible assets (primarily equipment, business processes and contracts with health clubs and programming partners). The assets were valued at approximately $8.2 million. On June 29, 2009, NCM LLC transferred its ownership interest in OOH to RMG, a digital advertising company, in exchange for approximately 24% of the equity (excluding out-of-the-money warrants) of RMG on a fully diluted basis through a combination of convertible preferred stock, common stock and common stock warrants (refer to Note 2-Other Investment). The Company’s investment in RMG was valued at the fair value of the assets contributed.

Minimum revenue guarantees

As part of the network affiliate agreements entered in the ordinary course of business under which the Company sells advertising for display in various theatre chains other than those of the founding members of NCM LLC, the Company has agreed to certain minimum revenue guarantees. If an affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but initial terms range from two to five years, prior to any renewal periods. The maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $14.0 million over the remaining terms of the network affiliate agreements. As of December 30, 2010 and December 31, 2009 the Company had no liabilities recorded for these obligations as such guarantees are less than the expected share of revenue paid to the affiliate.

12. Fair value measurements

Fair value of financial instruments

The carrying amounts of cash and cash equivalents and other notes payable as reported in the Company’s balance sheets approximate their fair value due to their short maturity. The carrying amount of the revolving credit facility is considered a reasonable estimate of fair value due to its floating-rate terms. The carrying amounts and fair values of interest rate swap agreements are the same since the Company accounts for these instruments at fair value. The Company has estimated the fair value of its term loan based on an average of three non-binding broker quotes and the Company’s analysis to be $713.3 million and $688.8 million at December 30, 2010 and December 31, 2009, respectively. The carrying value of the term loan was $725.0 million as of December 30, 2010 and December 31, 2009.

The fair value of the investment in RMG networks has not been estimated at December 30, 2010 as there were no monetary equity events or changes in circumstances that may have a significant adverse effect on the fair value of the investment, and as it is not practicable to do so because RMG is not a publicly traded company. The carrying amount of the Company’s investment was $6.7 million and $7.4 million as of December 30, 2010 and December 31, 2009, respectively. Refer to Note 2—Other Investment.

Recurring measurements—The fair values of the Company’s assets and liabilities measured on a recurring basis pursuant to ASC 820-10 Fair Value Measurements and Disclosures are as follows (in millions):

		Fair value measurements at reporting date using
	As of December 30, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

LIABILITIES:
Current Portion of Interest Rate Swap Agreements(1)	$(25.3)	$0.0	$(25.3)	$0.0

Interest Rate Swap Agreements(1)	(45.5)	0.0	(45.5)	0.0

	$(70.8)	$0.0	$(70.8)	$0.0

(1)	Interest Rate Swap Agreements—Refer to Note 13.

13. Derivative instruments

NCM LLC has interest rate swap agreements with four counterparties that, at their inception, qualified for and were designated as cash flow hedges against interest rate exposure on $550.0 million of the variable rate debt obligations under the senior secured credit facility. The interest rate swap agreements have the effect of converting a portion of the Company’s variable rate debt to a fixed rate of 6.734%. All interest rate swaps were entered into for risk management purposes. The Company has no derivatives for other purposes.

Effective February 8, 2010, NCM LLC entered into a novation agreement with LBSF and Barclays whereby LBSF transferred to Barclays all the rights, liabilities, duties and obligations of NCM LLC’s interest rate swap agreement with LBSF with identical terms. NCM LLC accepted Barclays as its sole counterparty with respect to the new agreement. The term runs until February 13, 2015, subject to earlier termination upon the occurrence of certain specified events. Subject to the terms of the new agreement, NCM LLC or Barclays will make payments at specified intervals based on the variance between LIBOR and a fixed rate of 4.984% on a notional amount of $137.5 million. NCM LLC effectively pays a rate of 6.734% on this notional amount inclusive of the 1.75% margin currently required by NCM LLC’s credit agreement. The agreement with Barclays is secured by the assets of NCM LLC on a pari passu basis with the credit agreement and the other interest rates swaps that were entered into by NCM LLC. In consideration of LBSF entering into the transfer, NCM LLC agreed to pay to LBSF the full amount of interest rate swap payments withheld since LBSF’s default, aggregating $7.0 million, and an immaterial amount of penalty interest.

Cash flow hedge accounting was discontinued on September 15, 2008 due to the event of default created by the bankruptcy of Lehman and the inability of the Company to continue to demonstrate the swap would be effective. The Company did not elect cash flow hedge accounting and the interest rate swap with Barclays is recorded at fair value with any change in the fair value recorded in the statement of operations. There was a $4.0 million increase, $8.3 million decrease and $13.8 million increase in the fair value of the liability for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively, which the Company recorded as a component of interest expense and other, net.

In accordance with ASC 815 Derivatives and Hedging, the net derivative loss as of September 14, 2008 related to the discontinued cash flow hedge with LBSF shall continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period. Accordingly, the net derivative loss is being amortized to interest expense over the remaining term of the interest rate swap through February 13, 2015. The amount amortized during the years ended December 30, 2010, December 31, 2009 and January 1, 2009 were $1.3 million, $1.3 million and $0.4 million, respectively. The Company estimates approximately $1.3 million will be amortized to interest expense and other, net in the next 12 months.

Both at inception and on an on-going basis the Company performs an effectiveness test using the hypothetical derivative method. The fair values of the interest rate swaps with the counterparties other than Barclays (representing notional amounts of $412.5 million associated with a like amount of the variable rate debt) are recorded on the Company’s balance sheet as a liability with the change in fair value recorded in other comprehensive income since the instruments were determined to be perfectly effective at December 30, 2010 and December 31, 2009. There were no amounts reclassified into current earnings due to ineffectiveness during the periods presented other than as described herein.

The fair value of the Company’s interest rate swap is based on dealer quotes, and represents an estimate of the amount the Company would receive or pay to terminate the agreements taking into consideration various factors, including current interest rates and the forward yield curve for 3-month LIBOR.

As of December 30, 2010 and December 31, 2009, the estimated fair value and line item caption of derivative instruments recorded were as follows (in millions):

	Liability derivatives
	As of December 30, 2010		As of December 31, 2009
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments in cash flow hedges:
Current portion of interest rate swap agreements	Current Liabilities	$19.0	Current Liabilities	$18.3
Interest Rate Swaps	Other Liabilities	$34.1	Other Liabilities	$22.6

Derivatives not designated as hedging instruments:
Current portion of interest rate swap agreements	Current Liabilities	$6.3	Current Liabilities	$6.1
Interest Rate Swaps	Other Liabilities	$11.4	Other Liabilities	$7.6

Total derivatives		$70.8		$54.6

The effect of derivative instruments in cash flow hedge relationships on the financial statements for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 were as follows (in millions):

	Unrealized gain (loss) recognized in NCM LLC’s OCI (pre-tax)			Realized gain (loss) recognized in interest expense (pre-tax)
	Year ended Dec. 30, 2010	Year ended Dec. 31, 2009	Year ended Jan. 1, 2009	Year ended Dec. 30, 2010	Year ended Dec. 31, 2009	Year ended Jan. 1, 2009
Interest Rate Swaps	$(30.3)	$9.3	$(67.9)	$(19.4)	$(16.7)	$(8.8)

There was $1.3 million, $1.3 million and $0.4 million of ineffectiveness recognized for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively.

The effect of derivatives not designated as hedging instruments under ASC 815 on the financial statements for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 were as follows (in millions):

	Gain or (loss) recognized in interest expense and other, net (pre-tax) for the years ended
	December 30, 2010	December 31, 2009	January 1, 2009
Borrowings	$(6.2)	$(6.2)	$(1.0)
Change in derivative fair value	(5.3)	7.0	(14.2)

Total	$(11.5)	$0.8	$(15.2)

14. Segment reporting

Advertising is the principal business activity of the Company and is the Company’s reportable segment under the requirements of ASC 280 Segment Reporting. Advertising revenue accounts for 88.7%, 88.0% and 89.4%, of revenue for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively. Fathom Consumer Events and Fathom Business Events are operating segments under ASC 280, but do not meet the quantitative thresholds for segment reporting. The following table presents revenues less directly identifiable expenses to arrive at operating income net of direct expenses for the advertising reportable segment, the combined Fathom Events operating segments, and network, administrative and unallocated costs. Management does not evaluate its segments on a fully allocated cost basis. Therefore, the measure of segment operating income net of direct expenses shown below is not prepared on the same basis as operating income in the statement of operations and the results below are not indicative of what segment results of operations would have been had it been operated on a fully allocated cost basis. Management cautions that it would be inappropriate to assume that unallocated operating costs are incurred proportional to segment revenue or any directly identifiable segment expenses. Unallocated operating costs consist primarily of network costs, general and administrative costs and other unallocated costs including depreciation and amortization. Management does not track segment assets and, therefore, segment asset information is not presented.

	Year ended December 30, 2010 (in millions)
	Advertising	Fathom events and other	Network, administrative and unallocated costs	Total
Revenue	$379.4	$48.0	$0.1	$427.5
Operating costs	74.3	32.4		106.7
Selling and marketing costs	46.5	8.1	3.3	57.9
Other costs	3.2	0.8		4.0

Operating income, net of direct expenses	$255.4	$6.7
Network, administrative and other costs			68.3	68.3

Total Operating Income				$190.6

	Year ended December 31, 2009 (in millions)
	Advertising	Fathom events and other	Network, administrative and unallocated costs	Total
Revenue	$335.1	$45.5	$0.1	$380.7
Operating costs	72.7	29.1		101.8
Selling and marketing costs	40.6	8.6	1.0	50.2
Other costs	2.8	0.9		3.7

Operating income, net of direct expenses	$219.0	$6.9
Network, administrative and other costs			56.8	56.8

Total Operating Income				$168.2

	Year ended January 1, 2009 (in millions)
	Advertising	Fathom events and other	Network, administrative and unallocated costs	Total
Revenue	$330.3	$38.9	$0.3	$369.5
Operating costs	68.5	25.1		93.6
Selling and marketing costs	38.5	8.3	1.1	47.9
Other costs	2.8	0.8		3.6

Operating income, net of direct expenses	$220.5	$4.7
Network, administrative and other costs			51.2	51.2

Total Operating Income				$173.2

The following is a summary of revenues by category (in millions):

	Years ended
	December 30, 2010	December 31, 2009	January 1, 2009
National Advertising Revenue	$271.9	$236.8	$223.1
Founding Member Advertising Revenue	37.2	36.3	43.3
Regional Advertising Revenue	70.3	62.0	63.9
Fathom Consumer Revenue	31.5	28.6	20.2
Fathom Business Revenue	16.5	16.9	18.7
Other Revenue	0.1	0.1	0.3

Total Revenues	$427.5	$380.7	$369.5

15. Subsequent events

ASC Topic 855-10, Subsequent Events (formerly SFAS No. 165, Subsequent Events) requires the Company to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. For the year ended December 30, 2010, the Company evaluated, for potential recognition and disclosure, events that occurred prior to the inclusion of the Company’s financial statements in NCM Inc.’s Annual Report on Form 10-K for the year ended December 30, 2010 on February 25, 2010.

NATIONAL CINEMEDIA, LLC

CONDENSED BALANCE SHEETS

(In millions)

(Unaudited)

	June 30, 2011	December 30, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9.8	$13.8
Receivables, net of allowance of $4.1 and $3.7 million, respectively	88.7	100.1
Prepaid expenses	1.9	1.7
Prepaid management fees to managing member	1.0	0.8

Total current assets	101.4	116.4

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $51.1 and $46.4 million, respectively	21.0	19.8

INTANGIBLE ASSETS, net of accumulated amortization of $15.1 and $10.8 million, respectively	264.7	275.2

OTHER ASSETS:
Debt issuance costs, net	6.5	7.3
Other investment	6.7	6.7
Other long-term assets	0.7	0.6

Total other assets	13.9	14.6

TOTAL	$401.0	$426.0

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Amounts due to founding members	20.6	25.2
Amounts due to managing member	23.8	28.2
Accrued expenses	8.3	8.6
Current portion of long-term debt	0.0	1.2
Current portion of interest rate swap agreements	25.8	25.3
Accrued payroll and related expenses	8.4	9.3
Accounts payable	12.2	10.5
Deferred revenue and other current liabilities	11.6	3.8

Total current liabilities	110.7	112.1
NON-CURRENT LIABILITIES:
Borrowings	760.0	775.0
Interest rate swap agreements	45.6	45.5

Total non-current liabilities	805.6	820.5

Total liabilities	916.3	932.6

COMMITMENTS AND CONTINGENCIES (NOTE 7)

MEMBERS’ EQUITY/(DEFICIT)	(515.3)	(506.6)

TOTAL	$401.0	$426.0

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF OPERATIONS

(In millions)

(Unaudited)

	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010
REVENUE:
Advertising (including revenue from founding members of $10.7, $9.9, $19.0 and $19.5 million, respectively)	$98.6	$90.1	$157.7	$157.9
Fathom Events	15.4	8.9	27.1	25.7
Other	0.0	0.1	0.0	0.1

Total	114.0	99.1	184.8	183.7

OPERATING EXPENSES:
Advertising operating costs	5.9	5.7	9.4	10.2
Fathom Events operating costs (including costs to founding members of $2.6, $1.4, $4.5 and $3.8 million, respectively)	10.7	6.0	18.3	17.1
Network costs	4.6	5.0	9.2	9.7
Theatre access fees—founding members	14.8	13.4	26.9	26.3
Selling and marketing costs	14.9	14.1	29.5	27.2
Administrative costs	5.0	4.2	9.8	8.6
Administrative fee—managing member	3.6	3.1	7.6	6.6
Depreciation and amortization	4.3	4.3	8.9	8.3

Total	63.8	55.8	119.6	114.0

OPERATING INCOME	50.2	43.3	65.2	69.7

Interest Expense and Other, Net:
Interest on borrowings	10.5	11.2	21.4	22.2
Change in derivative fair value	2.0	4.5	0.8	6.2
Interest income and other	0.0	0.0	0.1	0.0

Total	12.5	15.7	22.3	28.4

INCOME BEFORE INCOME TAXES	37.7	27.6	42.9	41.3

Provision for income taxes	0.1	0.2	0.2	0.4
Equity loss from investment, net	0.0	0.2	0.0	0.9

NET INCOME	$37.6	$27.2	$42.7	$40.0

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

(Unaudited)

	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010
Comprehensive Income:
Unrealized (loss) on cash flow hedge	$0.2	$(16.1)
Net income	42.7	40.0

Total Comprehensive Income	$42.9	$23.9

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$42.7	$40.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8.9	8.3
Non-cash severance and share-based compensation	2.8	1.8
Net unrealized loss (gain) on hedging transactions	0.8	6.2
Equity loss from investment	0.0	0.7
Amortization of debt issuance costs	0.8	0.9
Other non-cash operating activities	0.0	0.7
Changes in operating assets and liabilities:
Receivables—net	11.4	2.7
Accounts payable and accrued expenses	0.5	(6.5)
Amounts due to founding members and managing member	(2.9)	2.0
Other operating	7.3	4.7

Net cash provided by operating activities	72.3	61.5

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(5.7)	(4.2)

Net cash used in investing activities	(5.7)	(4.2)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	54.0	36.0
Repayments of borrowings	(70.2)	(60.0)
Founding members and managing member integration payments	1.3	1.6
Distributions to founding members and managing member	(61.0)	(63.7)
Unit settlement for share-based compensation	5.3	0.9

Net cash used in financing activities	(70.6)	(85.2)

CHANGE IN CASH AND CASH EQUIVALENTS	(4.0)	(27.9)
CASH AND CASH EQUIVALENTS:
Beginning of period	13.8	37.8

End of period	$9.8	$9.9

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)

(Unaudited)

	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010
Supplemental disclosure of non-cash financing and investing activity:
Purchase of an intangible asset with equity (equity returned)	$(5.5)	$151.3
Sale of assets to founding member collected after period end	$0.0	$3.0

Supplemental disclosure of cash flow information:
Cash paid for interest	$20.8	$28.7
Cash paid for income taxes	$0.2	$0.4

See accompanying notes to financial statements.

1.	The company

Description of Business

National CineMedia, LLC (“NCM LLC” or “the Company”) commenced operations on April 1, 2005 and operates the largest digital in-theatre network in North America, allowing NCM LLC to distribute advertising, Fathom entertainment programming events and corporate events under long-term exhibitor services agreements (“ESAs”) with American Multi-Cinema, Inc. (“AMC”), a wholly owned subsidiary of AMC Entertainment, Inc. (“AMCE”), Regal Cinemas, Inc., a wholly owned subsidiary of Regal Entertainment Group (“Regal”), and Cinemark USA, Inc. (“Cinemark USA”), a wholly owned subsidiary of Cinemark Holdings, Inc. (“Cinemark”). AMC, Regal and Cinemark and their affiliates are referred to in this document as “founding members.” NCM LLC also provides such services to certain third-party theatre circuits under “network affiliate” agreements, which expire at various dates.

At June 30, 2011, NCM LLC had 110,803,475 common membership units outstanding, of which 53,923,511 (48.7%) were owned by National CineMedia, Inc. (“NCM Inc.” or “managing member”), 22,060,262 (19.9%) were owned by Regal, 17,495,920 (15.8%) were owned by Cinemark and 17,323,782 (15.6%) were owned by AMC. The membership units held by the founding members are exchangeable into NCM Inc. common stock on a one-for-one basis.

Basis of Presentation

The Company has prepared the unaudited condensed financial statements and related notes of NCM LLC in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosures typically included in an annual report have been condensed or omitted for this quarterly report. Therefore, the unaudited condensed financial statements should be read in conjunction with the NCM LLC audited financial statements and notes thereto included elsewhere in this document.

In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented have been made. The Company’s business is seasonal and for this and other reasons operating results for interim periods may not be indicative of the Company’s full year results or future performance. As a result of the various related-party agreements discussed in Note 5, the operating results as presented are not necessarily indicative of the results that might have occurred if all agreements were with non-related third parties.

On February 13, 2007, NCM Inc., a Company formed by NCM LLC and incorporated in the State of Delaware with the sole purpose of becoming a member and sole manager of NCM LLC, completed its initial public offering (“IPO”).

Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable, and equity-based compensation. Actual results could differ from those estimates.

2.	Significant accounting policies

The Company’s annual financial statements included elsewhere in this document contain a complete discussion of the Company’s significant accounting policies.

Receivables—Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. At June 30, 2011 there were two advertising agency groups through which the Company sources national advertising revenue representing approximately 20% and 11%, of the Company’s outstanding gross receivable balance; however, none of the individual contracts related to the advertising agencies were more than 10% of advertising revenue. At December 30, 2010 there were two advertising agency groups through which the Company sources national advertising revenue representing approximately 21% and 17%, of the Company’s outstanding gross receivable balance; however, none of the individual contracts related to the advertising agencies were more than 10% of advertising revenue. The collectability risk is reduced by dealing with large, national advertising agencies who have strong reputations in the advertising industry and clients with stable financial positions.

Other Investment—Through March 15, 2010, the Company accounted for its investment in RMG Networks, Inc., (“RMG”) (formerly Danoo, Inc.) under the equity method of accounting as required by ASC 323-10 Investments – Equity Method and Joint Ventures. During the first quarter of 2010, RMG sold additional common stock to other third party investors for cash, which reduced the Company’s ownership in RMG resulting in cost method accounting. At June 30, 2011, the Company’s ownership in RMG was approximately 19% of the issued and outstanding preferred and common stock of RMG.

3.	Recent accounting pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to ASC 220 Comprehensive Income. Under the amendments to ASC 220, all items that are required to be recognized under current accounting standards as components of comprehensive income shall be reported in a financial statement that is displayed with the same prominence as other financial statements. ASC 220 is effective for fiscal years beginning after December 15, 2011. The Company is evaluating the impact of ASC 220 on its financial statements, including the impact to the presentation of comprehensive income in the statements of operations.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

4.	Intangible assets

During the first quarter of 2011, NCM LLC’s founding members returned a net 322,751 common membership units to NCM LLC, which is an adjustment to the previously issued common membership units issued in exchange for the rights to exclusive access, in accordance with the ESA, to net new theatre screens and attendees added by the founding members to NCM LLC’s network. As a result, NCM LLC recorded a reduction to the intangible asset at fair value of the common membership units of $5.5 million.

During the first quarter of 2010, NCM LLC issued 2,212,219 common membership units to its founding members in exchange for the rights to exclusive access to net new theatre screens and attendees added by the founding members to NCM LLC’s network. As a result, NCM LLC recorded an intangible asset at fair value of $39.8 million.

During the second quarter of 2010, NCM LLC issued 6,510,209 common membership units to a subsidiary of AMCE as a result of that subsidiary’s acquisition of Kerasotes Showplace Theatres, LLC (the “AMC Kerasotes Acquisition”). Such issuance provided NCM LLC with exclusive access, in accordance with the ESA, to the net new theatre screens and attendees added by AMCE to NCM LLC’s network since the date of the last annual common unit adjustment through the date of the AMC Kerasotes Acquisition. As a result, NCM LLC recorded an intangible asset at the market value of the common membership units equal to $111.5 million.

The Company based the fair value of the intangible assets on the market value of the common membership units when issued, which are freely convertible into the Company’s common stock.

Pursuant to ASC 350-10 Intangibles – Goodwill and Other, the intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs. Amortization of the asset related to Regal Consolidated Theatres will begin in the third quarter of 2011 as the Company now has access to on-screen advertising in the Regal Consolidated Theatres due to the expiration of their existing on–screen advertising agreement.

5.	Related-party transactions

Pursuant to the ESAs, the Company makes monthly theatre access fee payments to the founding members, comprised of a payment per theatre attendee and a payment per digital screen with respect to the founding member theatres included in our network. The total theatre access fee to the founding members for the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010 was $14.8 million, $13.4 million, $26.9 million and $26.3 million, respectively.

Under the ESAs, for the quarters and six months ended June 30, 2011 and July 1, 2010, the founding members purchased 60 seconds of on-screen advertising time (with a right to purchase up to 90 seconds) from NCM LLC to satisfy their obligations under their beverage concessionaire agreements at a specified 30 second equivalent cost per thousand (“CPM”) impressions. The total revenue related to the beverage concessionaire agreements for the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010 was $10.7 million, $9.6 million, $18.9 million and $18.8 million, respectively. In addition, the Company made payments to the founding members for use of their screens and theatres for its Fathom Events businesses. These payments are at rates (percentage of event revenue) included in the ESAs based on the nature of the event. Payments to the founding members for these events totaled $2.6 million, $1.4 million, $4.5 million and $3.8 million for the quarters ended June 30, 2011 and July 1, 2010 and six months ended June 30, 2011 and July 1, 2010, respectively.

Also, pursuant to the terms of the NCM LLC Operating Agreement in place since the completion of the IPO, NCM LLC is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the NCM LLC Operating Agreement, on a quarterly basis in arrears. Distributions for the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010 are as follows (in millions):

	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010
AMC	$6.7	$8.3	$8.5	$10.2
Cinemark	6.8	5.5	8.6	7.2
Regal	8.6	8.3	10.8	10.9
NCM, Inc.	21.0	13.7	26.4	18.0

Total	$43.1	$35.8	$54.3	$46.3

The available cash payment by NCM LLC to its founding members for the quarter ended June 30, 2011 of $22.1 million, which is included in amounts due to founding members at June 30, 2011, will be made in the third quarter of 2011. The available cash payment by NCM LLC to its founding members for the quarter ended July 1, 2010 of $22.1 million was made in the third quarter of 2010.

On April 30, 2008, Regal acquired Consolidated Theatres and NCM issued common membership units to Regal upon the closing of its acquisition in exchange for the right to exclusive access to the theatres. The Consolidated Theatres had a pre-existing advertising agreement and, as a result, Regal must make “integration” payments pursuant to the ESAs on a quarterly basis in arrears through the second quarter of 2011 in accordance with certain run-out provisions. For the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010, the Consolidated Theatres payment was $0.5 million, $0.9 million, $0.8 million and $1.3 million, respectively and represents a cash element of the consideration received for the common membership units issued. The Consolidated Theatres payment of $0.5 million for the quarter ended June 30, 2011, was included in amounts due from founding members at June 30, 2011 and will be received in the third quarter of 2011. The second quarter payment will be the final integration payment as Consolidated Theatres have been added to our network in June 2011.

Amounts due to founding members at June 30, 2011 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.4	$0.6	$1.5
Cost and other reimbursement	(0.7)	(1.0)	(0.8)	(2.5)
Distributions payable, net	6.7	6.8	8.1	21.6

Total	$6.5	$6.2	$7.9	$20.6

Amounts due to founding members at December 30, 2010 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.4	$0.5	$1.4
Cost and other reimbursement	(0.2)	(0.5)	0.0	(0.7)
Distributions payable, net	8.5	7.6	8.4	24.5

Total	$8.8	$7.5	$8.9	$25.2

Other—During the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010, AMC, Cinemark and Regal purchased an inconsequential amount, $0.3 million, $0.1 million and $0.7 million, respectively, of NCM LLC’s advertising inventory for their own use. The value of such purchases are calculated by reference to NCM LLC’s advertising rate card and included in advertising revenue.

Included in selling and marketing costs and Fathom Events operating costs is $0.6 million, $0.8 million, $0.9 million and $1.2 million for the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010, respectively, related to purchases of movie tickets and concession products from the founding members primarily for marketing to NCM LLC’s advertising clients and marketing resale to Fathom Business customers.

Related Party Affiliates—During 2011, NCM LLC entered into a digital content agreement and a Fathom agreement with Showplex Cinemas, Inc. (“Showplex”), an affiliate of one of NCM, Inc.’s directors, for NCM LLC to provide in-theatre advertising and Fathom Events services to Showplex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of our advertising affiliates. Included in advertising operating costs is an inconsequential amount for the quarter and six months ended June 30, 2011. As of June 30, 2011 an inconsequential amount is included in accounts payable for amounts due to Showplex under the agreement.

During 2009, NCM LLC entered into a digital content agreement and a Fathom agreement with LA Live Cinemas LLC (“LA Live”), an affiliate of Regal, for NCM LLC to provide in-theatre advertising and Fathom Events services to LA Live in its theatre complex. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. Included in advertising operating costs is an inconsequential amount for the quarters ended June 30, 2011 and July 1, 2010 and $0.1 million and an inconsequential amount for the six months ended June 30, 2011 and July 1, 2010, respectively, for payments to the affiliate under the agreement. As of June 30, 2011 and December 30, 2010 approximately $0.1 million is included in accounts payable for amounts due to LA Live under the agreement.

During 2009, NCM LLC entered into a network affiliate agreement with Starplex Operating L.P. (“Starplex”), an affiliate of Cinemark, for NCM LLC to provide in-theatre advertising services to Starplex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. Starplex joined the NCM LLC advertising network in the first quarter of 2010. Included in advertising operating costs is $0.7 million, $0.4 million, $1.1 million and $0.5 million, for the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010, respectively, for its share of advertising sold in its theatres under the affiliate agreement. As of June 30, 2011 and December 30, 2010 approximately $0.7 million and $0.5 million, respectively is included in accounts payable for amounts due to Starplex under the agreement.

National CineMedia, Inc.

Pursuant to the NCM LLC Operating Agreement, as the sole manager of NCM LLC, NCM Inc. provides certain specific management services to NCM LLC, including those services of the positions of president and chief executive officer, president of sales and chief marketing officer, executive vice president and chief financial officer, executive vice president and chief operations officer and executive vice president and general counsel. In exchange for the services, NCM LLC reimburses NCM Inc. for compensation and other expenses of the officers and for certain out-of-pocket costs. During the quarters and six months ended June 30, 2011 and July 1, 2010, NCM LLC paid NCM Inc. $3.6 million, $3.1 million, $7.6 million and $6.6 million, respectively, for these services and expenses. The payments for estimated management services related to employment are made one month in advance. At June 30, 2011 and December 30, 2010 $1.0 million and $0.8 million, respectively, has been paid in advance and is reflected as prepaid management fees to managing member in the accompanying financial statements. NCM LLC also provides administrative and support services to NCM Inc. such as office facilities, equipment, supplies, payroll and accounting and financial reporting at no charge. Based on the limited activities of NCM Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant. The management services agreement also provides that NCM LLC employees may participate in the NCM Inc. equity incentive plan.

Amounts due to/from managing member were comprised of the following (in millions):

	As of June 30, 2011	As of December 30, 2010
Distributions payable	$21.0	$24.1
Cost and other reimbursement	2.8	4.1

Total	$23.8	$28.2

6.	Borrowings

On February 13, 2007, concurrently with the closing of the IPO of NCM, Inc., NCM LLC entered into a senior secured credit facility with a group of lenders. The facility consists of a six-year $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The revolving credit facility portion is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the credit agreement, and a portion is available for letters of credit. The obligations under the credit facility are secured by a lien on substantially all of the assets of NCM, LLC.

The outstanding balance of the term loan facility at June 30, 2011 and December 30, 2010 was $725.0 million. The outstanding balance under the revolving credit facility at June 30, 2011 and December 30, 2010 was $35.0 million and $50.0 million, respectively. As of June 30, 2011, the effective rate on the term loan was 5.3% including the effect of the interest rate swaps (both the swaps accounted for as hedges and those that are not). The interest rate swaps hedged $550.0 million or 76% of the $725.0 million term loan at a fixed interest rate of 6.484% while the unhedged portion was at an interest rate of 1.75%. The applicable margin on the term loan was lowered to 1.5% from 1.75% as a result of an upgrade of the corporate credit rating by the credit rating agencies specified in the credit agreement, in the first quarter of 2011. The weighted-average interest rate on the unhedged revolver was 2.3%. Commencing with the fourth fiscal quarter in fiscal year 2009, the applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC and its subsidiaries (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement). The senior secured credit facility also contains a number of covenants and financial ratio requirements, with which the Company was in compliance at June 30, 2011, including the consolidated net senior secured leverage ratio. There are no borrower distribution restrictions as long as the Company’s consolidated net senior secured leverage ratio is below 6.5 times and the borrower is in compliance with its debt covenants. As of June 30, 2011, its consolidated net senior secured leverage ratio was 3.5 times, while the covenant was 6.5 times.

Refer to Note 11 for discussion of the amendment of the senior secured credit facility and restructuring of debt.

On March 19, 2009, the Company gave an $8.5 million note payable to Credit Suisse, Cayman Islands Branch (“Credit Suisse”) with no stated interest rate to settle the $10.0 million contingent put obligation and to acquire the $20.7 million outstanding principal balance of debt of IdeaCast, Inc. (“IdeaCast”) (together with all accrued interest and other lender costs required to be reimbursed by IdeaCast). The note was paid in full January 15, 2011. At issuance the Company recorded the note at a present value of $7.0 million. At December 30, 2010, $1.2 million of the balance was recorded in current liabilities. Interest on the note was accreted at the Company’s estimated incremental cost of debt based on then current market indicators over the term of the loan to interest expense.

7.	Commitments and contingencies

Legal Actions—The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material effect on its financial position or results of operations.

Minimum Revenue Guarantees—As part of the network affiliate agreements entered in the ordinary course of business under which the Company sells advertising for display in various theatre chains other than those of the founding members of NCM LLC, the Company has agreed to certain minimum revenue guarantees on a per attendee basis. If an affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but terms range from two to seven years, prior to any renewal periods of which some are at the option of the Company. The maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $18.3 million over the remaining terms of the network affiliate agreements. As of June 30, 2011 and December 30, 2010 the Company had no liabilities recorded for these obligations as such guarantees are less than the expected share of revenue paid to the affiliate.

8.	Fair value measurements

Fair Value of Financial Instruments—The carrying amounts of cash and other notes payable as reported in the Company’s balance sheets approximate their fair value due to their short maturity. The carrying amount of the revolving credit facility is considered a reasonable estimate of fair value due to its floating-rate terms. The carrying amounts and fair values of interest rate swap agreements are the same since the Company accounts for these instruments at fair value. The Company has estimated the fair value of its term loan based on an average of at least two non-binding broker quotes and the Company’s analysis to be $710.9 million and $713.3 million at June 30, 2011 and December 30, 2010, respectively. The carrying value of the term loan was $725.0 million as of June 30, 2011 and December 30, 2010.

The fair value of the investment in RMG networks has not been estimated at June 30, 2011 as there were no monetary equity events or changes in circumstances that may have a significant adverse effect on the fair value of the investment, and as it is not practicable to do so because RMG is not a publicly traded company. The carrying amount of the Company’s investment was $6.7 million as of June 30, 2011 and December 30, 2010. Refer to Note 1.

Recurring Measurements—The fair values of the Company’s assets and liabilities measured on a recurring basis pursuant to ASC 820-10 Fair Value Measurements and Disclosures are as follows (in millions):

		Fair Value Measurements at Reporting Date Using
	As of June 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
LIABILITIES:
Current Portion of Interest Rate Swap Agreements (1)	$(25.8)	$0.0	$(25.8)	$0.0
Interest Rate Swap Agreements (1)	(45.6)	0.0	(45.6)	0.0

Total Liabilities	$(71.4)	$0.0	$(71.4)	$0.0

(1)	Interest Rate Swap Agreements – Refer to Note 9.

9.	Derivative instruments

NCM LLC has interest rate swap agreements with four counterparties that, at their inception, qualified for and were designated as cash flow hedges against interest rate exposure on $550.0 million of the variable rate debt obligations under the senior secured credit facility. The interest rate swap agreements have the effect of converting a significant portion of the Company’s variable rate debt to a fixed rate of 6.484%. All interest rate swaps were entered into for risk management purposes. The Company has no derivatives for other purposes.

Cash flow hedge accounting was discontinued on September 15, 2008 due to the event of default created by the bankruptcy of Lehman Brothers Holdings Inc. (“Lehman”) and the inability of the Company to continue to demonstrate the swap would be effective. In accordance with ASC 815 Derivatives and Hedging, the net derivative loss as of September 14, 2008 related to the discontinued cash flow hedge with Lehman Brothers Special Financing (“LBSF”) shall continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period. Accordingly, the net derivative loss is being amortized to interest expense over the remaining term of the interest rate swap through February 13, 2015. The amount amortized during both the quarters ended June 30, 2011 and July 1, 2010 was $0.3 million and during both the six months ended June 30, 2011 and July 1, 2010 was $0.6 million. The Company estimates approximately $1.3 million will be amortized to interest expense in the next 12 months.

Both at inception and on an on-going basis the Company performs an effectiveness test using the hypothetical derivative method. The fair values of the interest rate swaps with the counterparties other than Barclays (representing notional amounts of $412.5 million associated with a like amount of the variable rate debt) are recorded on the Company’s balance sheet as a liability with the change in fair value recorded in other comprehensive income since the instruments were determined to be perfectly effective at June 30, 2011 and December 30, 2010. There were no amounts reclassified into current earnings due to ineffectiveness during the periods presented other than as described herein.

The fair value of the Company’s interest rate swap is based on dealer quotes, and represents an estimate of the amount the Company would receive or pay to terminate the agreements taking into consideration various factors, including current interest rates and the forward yield curve for 3-month LIBOR.

As of June 30, 2011 and December 30, 2010, the estimated fair value and line item caption of derivative instruments recorded were as follows (in millions):

	Liability Derivatives
	As of June 30, 2011		As of December 30, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as hedging instruments in cash flow hedges:
Current portion of interest rate swap agreements	Current Liabilities	$19.4	Current Liabilities	$19.0
Interest rate swap agreements	Other Liabilities	$34.2	Other Liabilities	$34.1

Derivatives not designated as hedging instruments:
Current portion of interest rate swap agreements	Current Liabilities	$6.4	Current Liabilities	$6.3
Interest rate swap agreements	Other Liabilities	$11.4	Other Liabilities	$11.4

Total derivatives		$71.4		$70.8

The effect of derivative instruments in cash flow hedge relationships on the financial statements for the quarters and six months ended June 30, 2011 and July 1, 2010 were as follows (in millions):

	Unrealized Loss Recognized in NCM, Inc’s OCI (Pre-tax)				Realized Loss Recognized in Interest Expense (Pre-tax)
	Qtr. Ended June 30, 2011	Qtr. Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Qtr. Ended June 30, 2011	Qtr. Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010
Interest Rate Swaps	$(9.6)	$(17.1)	$(9.6)	$(25.9)	$(4.9)	$(4.9)	$(9.8)	$(9.8)

For the quarters ended June 30, 2011 and July 1, 2010 and six months ended June 30, 2011 and July 1, 2010 there was $0.3 million, $0.3 million, $0.6 million and $0.6 million of ineffectiveness recognized, respectively.

The effect of derivatives not designated as hedging instruments under ASC 815 on the financial statements for the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010 were as follows (in millions):

	Loss Recognized in Interest Expense (Pre-tax)
	Qtr. Ended June 30, 2011	Qtr. Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010
Interest on borrowings	$(1.6)	$(1.6)	$(3.2)	$(3.0)
Change in derivative fair value	$(2.0)	(4.5)	(0.8)	(6.2)

Total	$(3.6)	$(6.1)	$(4.0)	$(9.2)

10.	Segment reporting

Advertising is the principal business activity of the Company and is the Company’s reportable segment under the requirements of ASC 280, Segment Reporting. Advertising revenue accounted for 86.5%, 90.9%, 85.3% and 86.0% of revenue for the quarters ended June 30, 2011 and July 1, 2010 and the six months ended June 30, 2011 and July 1, 2010, respectively. Fathom Consumer Events and Fathom Business Events are operating segments under ASC 280, but do not meet the quantitative thresholds for segment reporting. The following table presents revenues less directly identifiable expenses to arrive at operating income net of direct expenses for the advertising reportable segment, the combined Fathom Events operating segments, and network, administrative and unallocated costs. Management does not evaluate its segments on a fully allocated cost basis. Therefore, the measure of segment operating income net of direct expenses shown below is not prepared on the same basis as operating income in the statement of operations and the results below are not indicative of what segment results of operations would have been had it been operated on a fully allocated cost basis. Management cautions that it would be inappropriate to assume that unallocated operating costs are incurred proportional to segment revenue or any directly identifiable segment expenses. Unallocated operating costs consist primarily of network costs, general and administrative costs and other unallocated costs including depreciation and amortization. Management does not track segment assets and, therefore, segment asset information is not presented.

	Quarter Ended June 30, 2011 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$98.6	$15.4	$0.0	$114.0
Operating costs	20.7	10.7		31.4
Selling and marketing costs	12.2	2.0	0.7	14.9
Other costs	0.3	0.2		0.5

Operating income, net of direct expenses	$65.4	$2.5

Network, administrative and other costs			17.0	17.0

Operating Income				$50.2

	Quarter Ended July 1, 2010 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$90.1	$8.9	$0.1	$99.1
Operating costs	19.1	6.0		25.1
Selling and marketing costs	11.5	2.2	0.4	14.1
Other costs	0.7	0.2		0.9

Operating income, net of direct expenses	$58.8	$0.5

Network, administrative and other costs			15.7	15.7

Operating Income				$43.3

	Six Months Ended June 30, 2011 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$157.7	$27.1	$0.0	$184.8
Operating costs	36.3	18.3		54.6
Selling and marketing costs	23.8	4.1	1.6	29.5
Other costs	0.6	0.4		1.0

Operating income, net of direct expenses	$97.0	$4.3

Network, administrative and other costs			34.5	34.5

Operating Income				$65.2

	Six Months Ended July 1, 2010 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$157.9	$25.7	$0.1	$183.7
Operating costs	36.5	17.1		53.6
Selling and marketing costs	22.1	4.3	0.8	27.2
Other costs	1.4	0.4		1.8

Operating income, net of direct expenses	$97.9	$3.9

Network, administrative and other costs			31.4	31.4

Operating Income				$69.7

The following is a summary of revenues by category, (in millions):

	Quarter Ended June 30, 2011	Quarter Ended July 1, 2010	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010
National Advertising Revenue	$67.7	$64.1	$106.0	$110.5
Founding Member Advertising Revenue from Beverage Concessionaire Agreements	10.7	9.6	18.9	18.8
Local Advertising Revenue	20.2	16.4	32.8	28.6
Fathom Consumer Revenue	12.1	4.4	20.0	17.5
Fathom Business Revenue	3.3	4.5	7.1	8.2
Other	0.0	0.1	0.0	0.1

Total Revenues	$114.0	$99.1	$184.8	$183.7

11.	Subsequent events

On July 5, 2011 NCM, LLC completed a private placement of $200 million in aggregate principal amount of 7.875% Senior Notes (“the Notes”) due in 2021. The Notes have a maturity date of July 15, 2021 and pay interest semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2012. The proceeds were used to prepay $175 million of NCM, LLC’s outstanding indebtedness under its existing senior secured credit facility, as well as payments on the existing revolving line of credit and offering costs.

On June 20, 2011, NCM, LLC entered into an amendment (the “Amendment”) to NCM, LLC’s senior secured credit facility (the “Credit Facility”). Pursuant to the terms and conditions thereof, the Amendment became effective upon the completion of the private placement of the Notes on July 5, 2011. Barclays Bank PLC is administrative agent for certain lenders that are party to the Credit Facility.

Under the Amendment, among other things:

•

the existing six-year $66 million revolving credit facility that terminates on February 13, 2013, was replaced with a new $105 million revolving credit facility that will terminate on December 31, 2014;

•	the $14 million outstanding revolving loan from Lehman (not subject to pro rata prepayment or re-borrowing) remains in place and will also mature on December 31, 2014;

•	the negative covenants of LLC were amended to permit LLC to issue senior notes and other unsecured indebtedness subject to certain conditions;

•	the unused line fee increased from 0.375% per annum to 0.50% per annum;

•	the amount of permitted investments by LLC increased; and

•	the definition of available cash was amended to (i) disregard the effect of certain debt issuances and (ii) level out the impact on available cash of certain capital expenditures.

The amendment required LLC to use at least $175 million of the net proceeds of the senior notes offering to prepay the term loans under the Credit Facility. The consenting lenders further agreed that there would be no breakage costs associated with the prepayment of indebtedness from proceeds of the senior notes offering or the replacement of the revolving credit facility and the applicable margin has not changed.

ASC Topic 855-10, Subsequent Events (formerly SFAS No. 165, Subsequent Events) requires the Company to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. For the quarter and six months ended June 30, 2011, the Company evaluated, for potential recognition and disclosure, events that occurred prior to the filing of this prospectus on Form S-4 on August 4, 2011.

National CineMedia, LLC

PROSPECTUS

            , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS, OFFICERS.

National CineMedia, LLC (the “registrant”) is a limited liability company organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act (the “DLLC Act”) provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to the standards and restrictions, if any, set forth in its limited liability company agreement.

Section 4.15 of the registrant’s third amended and restated limited liability company operating agreement, as amended (the “Operating Agreement”), provides that, to the fullest extent permitted by the DLLC Act, the registrant shall indemnify its members, managers, and officers from and against all costs of defense (including reasonable fees), judgments, fines, and amounts paid in settlement suffered by a member, manager, or officer because such person was made party to an action because the member or manager is or was a manager or an officer of the registrant or an officer, director, partner, or manager of another entity at the registrant’s request, and make advances for expenses to such member, manager, and officers with respect to such matters to the maximum extent permitted applicable law.

Section 18-1101 of the DLLC Act provides that a limited liability company agreement may expand, restrict, or eliminate a manager or other person’s duties to the company or another person; however, a limited liability company agreement may not eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Section 4.14 of the Operating Agreement provides that no manager, member or officer of the registrant or any of their respective subsidiaries or affiliates shall be liable to the registrant or any member for actions or omissions in connection with the conduct of affairs of the registrant or otherwise incurred in connection with the registrant or the Operating Agreement, in each case unless such act or omission was the result of gross negligence or willful misconduct or constitutes a breach of, or a failure to comply with, any agreement between such person and the registrant or its subsidiaries and affiliates.

The registrant does not have executive officers or directors. Instead, the registrant is managed by the board of directors of its manager, National CineMedia, Inc. (the “manager”), and the executive officers of the manager perform all of the registrant’s management functions pursuant to the Operating Agreement and the management services agreement between the registrant and the manager.

Section 102 of the Delaware General Corporation Law (the “DGCL”) grants the manager the power to limit the personal liability of its directors or its stockholders for monetary damages for breach of a fiduciary duty. Article Sixth of the manager’s Amended and Restated Certificate of Incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends); or for transactions from which the director derived improper personal benefit.

Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against certain costs and expenses, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VI of the manager’s Amended and Restated Bylaws requires the manager to indemnify any current or former directors or officers to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to the manager of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. Article VI also permits the manager to indemnify any current or former employees or agents to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon such terms and conditions, if any, as the manager deems appropriate.

Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. As permitted by Section 145 and Section 6.08 of the manager’s Amended and Restated Bylaws, along with Section 4.15 of the Operating Agreement, the manager carries insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

The manager has entered into separate indemnification agreements with each of its directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require the manager, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require the manager to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the Operating Agreement or the manager’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

1.1	Underwriting Agreement dated as of August 12, 2010, by and among National CineMedia, Inc., National CineMedia, LLC, American Multi-Cinema, Inc., AMC ShowPlace Theatres, Inc., Regal CineMedia Holdings, LLC and Credit Suisse Securities (USA) LLC (as Representative of the Several Underwriters). (27)

3.1	Amended and Restated Certificate of Incorporation of National CineMedia, Inc. (36)

3.2	Amended and Restated Bylaws of National CineMedia, Inc. (1)

3.3	Certificate of Formation of National CineMedia, LLC.*

4.1	Indenture, dated as of July 5, 2011, by and between National CineMedia, LLC and Wells Fargo Bank, National Association, as trustee. (37)

4.2	Form of 7.875% Senior Notes due 2021 (included in Exhibit 4.1). (37)

4.3	Registration Rights Agreement, dated as of July 5, 2011, by and between National CineMedia, LLC and J.P. Morgan Securities LLC, as representative of the Initial Purchasers named therein. (37)

5.1	Opinion of Holme Roberts & Owen LLP.*

10.1	National CineMedia, LLC Third Amended and Restated Limited Liability Company Operating Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (2)

10.1.1	First Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of March 16, 2009, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (21)

10.1.2	Second Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of August 6, 2010, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (26)

10.2	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

Exhibit No.	Description

10.2.1	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (17)

10.2.2	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (28)

10.3	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.3.1	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (18)

10.3.2	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (29)

10.4	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.4.1	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (19)

10.4.2	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (30)

10.5	ESA Payment Letter dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Cinemark USA, Inc. and Regal Cinemas, Inc. (2)

10.6	Common Unit Adjustment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., Cinemark Media, Inc, Regal Cinemas, Inc. and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.7	Tax Receivable Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, Cinemark Media, Inc., Regal Cinemas, Inc., American Multi-Cinema, Inc. and Cinemark USA, Inc. (2)

10.7.1	Second Amendment to Tax Receivable Agreement dated as of April 29, 2008, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, Cinemark Media, Inc., Regal Cinemas, Inc., American Multi-Cinema, Inc. and Cinemark USA, Inc. (16)

10.8	First Amended and Restated Loews Screen Integration Agreement by and between National CineMedia, LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.9	Second Amended and Restated Software License Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Regal CineMedia Corporation, Cinemark USA, Inc., Digital Cinema Implementation Partners, LLC and National CineMedia, LLC. (2)

10.10	Director Designation Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Cinemark Media, Inc. and Regal CineMedia Holdings, LLC. (2)

10.11	Registration Rights Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Regal CineMedia Holdings, LLC and Cinemark Media, Inc. (2)

Exhibit No.	Description

10.12	Management Services Agreement dated as of February 13, 2007, by and among National CineMedia, Inc. and National CineMedia, LLC. (2)

10.13	$805,000,000 Credit Agreement dated as of February 13, 2007, by and among National CineMedia, LLC, as borrower; the Lenders (as defined therein; Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as arrangers; JPMorgan Chase Bank, N.A., as syndication agent; Credit Suisse (USA) LLC and Morgan Stanley Senior Funding, Inc., as co-documentation agents; and Lehman Commercial Paper Inc., as administrative agent (including forms of Term Note, Revolving Credit Note and Swing Line Note). (2)

10.13.1	Amendment, Resignation, Waiver, Consent And Appointment Agreement dated as of March 31, 2010 by and among National CineMedia, LLC, as borrower; the Lenders (as defined therein; Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as arrangers; JPMorgan Chase Bank, N.A., as syndication agent; Credit Suisse (USA) LLC and Morgan Stanley Senior Funding, Inc., as co-documentation agents; Lehman Commercial Paper Inc., as administrative agent (including forms of Term Note, Revolving Credit Note and Swing Line Note); and Barclays Bank PLC as successor administrative agent. (24)

10.13.2	Second Amendment to Credit Agreement dated as of June 20, 2011, by and among National CineMedia, LLC, Barclays Bank PLC, as administrative agent and the Lenders party thereto. (38)

10.14	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Kurt C. Hall. (2)

10.14.1	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Kurt C. Hall. (20)

10.15	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Clifford E. Marks. (2)

10.15.1	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Clifford E. Marks. (20)

10.16	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Gary W. Ferrera. (2)

10.16.1	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Gary W. Ferrera. (20)

10.17.2	Separation Agreement and Release and Consulting Agreement dated as of December 2, 2009 by and among National CineMedia, Inc., National CineMedia, LLC and Thomas C. Galley. (23)

10.18	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Ralph E. Hardy. (2)

10.18.1	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Ralph E. Hardy. (20)

10.19	National CineMedia, Inc. 2007 Equity Incentive Plan, as amended. (35)

10.20	Form of Option Substitution Award. (3)

10.21	Form of Restricted Stock Substitution Award. (4)

10.22	Form of Stock Option Agreement. (5)

10.22.1	Form of 2009 Stock Option Agreement. (20)

10.22.2	Form of 2010 Stock Option Agreement. (32)

10.22.3	Form of 2011 Stock Option Agreement. (33)

10.23	Form of Restricted Stock Agreement. (6)

10.23.1	Form of 2009 Restricted Stock Agreement. (20)

10.23.2	Form of 2010 Restricted Stock Agreement. (32)

10.23.3	Form of 2011 Restricted Stock Agreement. (33)

10.24	Confirmation of Swap, dated as of June 12, 2007, between National CineMedia, LLC and Morgan Stanley Capital Services Inc. (7)

10.25	ISDA Master Agreement dated as of March 2, 2007, between National CineMedia, LLC and Morgan Stanley Capital Services and Schedule. (8)

10.26	National CineMedia, Inc. Executive Officer 2007 Performance Bonus Plan (9)

Exhibit No.	Description

10.27	Confirmation of Swap, dated as of July 25, 2007, between National CineMedia, LLC and Credit Suisse International. (10)

10.28	ISDA Master Agreement dated as of March 2, 2007, between National CineMedia, LLC and Credit Suisse International and Schedule. (11)

10.29	Confirmation of Swap, dated as of August 6, 2007, between National CineMedia, LLC and JPMorgan Chase Bank, N.A. (12)

10.30	ISDA Master Agreement dated as of August 6, 2007, between National CineMedia, LLC and JPMorgan Chase Bank, N.A. (13)

10.32	ISDA Master Agreement dated as of September 14, 2007, between National CineMedia, LLC and Lehman Brothers Special Financing, Inc. (14)

10.33	National CineMedia, Inc. 2008 Performance Bonus Plan. (15)

10.33.1	First Amendment to National CineMedia, Inc. 2008 Performance Bonus Plan (20)

10.34	Form of Restricted Stock Unit Agreement. (20)

10.35	National CineMedia, Inc. 2009 Performance Bonus Plan. (22)

10.36	ISDA Novation Agreement dated as of February 4, 2010, between National CineMedia, LLC, Lehman Brothers Special Financing Inc. and Barclays Bank PLC. (32)

10.37	Confirmation of Swap, dated as of February 16, 2010, between National CineMedia, LLC and Barclays Bank PLC. (32)

10.38	ISDA Master Agreement dated as of February 4, 2010 between National CineMedia, LLC and Barclays Bank PLC. (25)

10.39	National CineMedia, Inc. 2010 Performance Bonus Plan. (31)

10.40	National CineMedia, Inc. 2011 Performance Bonus Plan. (34)

12.1	Computation of ratio of earnings to fixed charges.*

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*

23.2	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1).*

24.1	Powers of Attorney. (included on signature page).*

25.1	Form T-1 Statement of Eligibility of Trustee.*

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Notice to Investors.*

99.4	Form of Notice to Brokers-Dealers.*

*	Filed herewith.
**	To be filed by amendment.
(1)	Incorporated by reference to Exhibit 4.2 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(2)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.
(3)	Incorporated by reference to Exhibit 4.4 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(4)	Incorporated by reference to Exhibit 4.5 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(5)	Incorporated by reference to Exhibit 4.6 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(6)	Incorporated by reference to Exhibit 4.7 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(7)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 10, 2007.
(8)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 10, 2007.
(9)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 30, 2007.
(10)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.

(11)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(12)	Incorporated by reference to Exhibit 10.3 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(13)	Incorporated by reference to Exhibit 10.4 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(14)	Incorporated by reference to Exhibit 10.6 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(15)	Incorporated by reference to Appendix B from NCM Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 28, 2008.
(16)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 5, 2008.
(17)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(18)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(19)	Incorporated by reference to Exhibit 10.3 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(20)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on March 6, 2009.
(21)	Incorporated by reference to Exhibit 10.1.1 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 7, 2009.
(22)	Incorporated by reference to Appendix A from NCM Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 19, 2009.
(23)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on December 21, 2009.
(24)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on April 6, 2010.
(25)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on April 14, 2010.
(26)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 10, 2010.
(27)	Incorporated by reference to Exhibit 1.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 13, 2010.
(28)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(29)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(30)	Incorporated by reference to Exhibit 10.3 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(31)	Incorporated by reference to Appendix A from NCM Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 18, 2010.
(32)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on March 9, 2010.
(33)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on February 25, 2011.
(34)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 2, 2011.
(35)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 2, 2011.
(36)	Incorporated by reference to Exhibit 3.1 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on May 6, 2011.
(37)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on July 7, 2011.
(38)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 4, 2011.

ITEM 17.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law, contract, arrangement, statute, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against such registrant by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Centennial, State of Colorado, on the 4th day of August, 2011.

NATIONAL CINEMEDIA, LLC

By:	National CineMedia, Inc.
its Manager

By:	/s/ Kurt C. Hall
Kurt C. Hall
President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

We, the undersigned officers and directors of National CineMedia, Inc., the sole manager of National CineMedia, LLC, hereby severally constitute and appoint Kurt C. Hall, Gary W. Ferrera, and Ralph E. Hardy, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, any and all amendments (including post-effective amendments or any abbreviated Registration Statement, and any amendments thereto, filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; granting unto said attorneys-in-fact full power and authority to perform any other act on behalf of the undersigned required to be done in the premises, hereby ratifying and confirming all that said attorneys-in-fact lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on the 4th day of August, 2011.

Name	Title

/s/ Kurt C. Hall	President, Chief Executive Officer and Chairman
Kurt C. Hall	(Principal Executive Officer)

/s/ Gary W. Ferrera	Chief Financial Officer
Gary W. Ferrera	(Principal Accounting and Financial Officer)

/s/ Lawrence A. Goodman	Director
Lawrence A. Goodman

/s/ David R. Haas	Director
David R. Haas

/s/ James R. Holland, Jr.	Director
James R. Holland, Jr.

Name	Title

/s/ Stephen L. Lanning	Director
Stephen L. Lanning

/s/ Gerardo I. Lopez	Director
Gerardo I. Lopez

/s/ Edward H. Meyer	Director
Edward H. Meyer

/s/ Amy E. Miles	Director
Amy E. Miles

/s/ Lee Roy Mitchell	Director
Lee Roy Mitchell

/s/ Scott N. Schneider	Director
Scott N. Schneider

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement dated as of August 12, 2010, by and among National CineMedia, Inc., National CineMedia, LLC, American Multi-Cinema, Inc., AMC ShowPlace Theatres, Inc., Regal CineMedia Holdings, LLC and Credit Suisse Securities (USA) LLC (as Representative of the Several Underwriters). (27)

3.1	Amended and Restated Certificate of Incorporation of National CineMedia, Inc. (36)

3.2	Amended and Restated Bylaws of National CineMedia, Inc. (1)

3.3	Certificate of Formation of National CineMedia, LLC.*

4.1	Indenture, dated as of July 5, 2011, by and between National CineMedia, LLC and Wells Fargo Bank, National Association, as trustee. (37)

4.2	Form of 7.875% Senior Notes due 2021 (included in Exhibit 4.1). (37)

4.3	Registration Rights Agreement, dated as of July 5, 2011, by and between National CineMedia, LLC and J.P. Morgan Securities LLC, as representative of the Initial Purchasers named therein. (37)

5.1	Opinion of Holme Roberts & Owen LLP.*

10.1	National CineMedia, LLC Third Amended and Restated Limited Liability Company Operating Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (2)

10.1.1	First Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of March 16, 2009, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (21)

10.1.2	Second Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of August 6, 2010, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (26)

10.2	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.2.1	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (17)

10.2.2	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (28)

10.3	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.3.1	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (18)

10.3.2	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (29)

10.4	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.4.1	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (19)

Exhibit No.	Description

10.4.2	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (30)

10.5	ESA Payment Letter dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Cinemark USA, Inc. and Regal Cinemas, Inc. (2)

10.6	Common Unit Adjustment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., Cinemark Media, Inc, Regal Cinemas, Inc. and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.7	Tax Receivable Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, Cinemark Media, Inc., Regal Cinemas, Inc., American Multi-Cinema, Inc. and Cinemark USA, Inc. (2)

10.7.1	Second Amendment to Tax Receivable Agreement dated as of April 29, 2008, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, Cinemark Media, Inc., Regal Cinemas, Inc., American Multi-Cinema, Inc. and Cinemark USA, Inc. (16)

10.8	First Amended and Restated Loews Screen Integration Agreement by and between National CineMedia, LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.) (2)

10.9	Second Amended and Restated Software License Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Regal CineMedia Corporation, Cinemark USA, Inc., Digital Cinema Implementation Partners, LLC and National CineMedia, LLC. (2)

10.10	Director Designation Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Cinemark Media, Inc. and Regal CineMedia Holdings, LLC. (2)

10.11	Registration Rights Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Regal CineMedia Holdings, LLC and Cinemark Media, Inc. (2)

10.12	Management Services Agreement dated as of February 13, 2007, by and among National CineMedia, Inc. and National CineMedia, LLC. (2)

10.13	$805,000,000 Credit Agreement dated as of February 13, 2007, by and among National CineMedia, LLC, as borrower; the Lenders (as defined therein; Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as arrangers; JPMorgan Chase Bank, N.A., as syndication agent; Credit Suisse (USA) LLC and Morgan Stanley Senior Funding, Inc., as co-documentation agents; and Lehman Commercial Paper Inc., as administrative agent (including forms of Term Note, Revolving Credit Note and Swing Line Note). (2)

10.13.1	Amendment, Resignation, Waiver, Consent And Appointment Agreement dated as of March 31, 2010 by and among National CineMedia, LLC, as borrower; the Lenders (as defined therein; Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as arrangers; JPMorgan Chase Bank, N.A., as syndication agent; Credit Suisse (USA) LLC and Morgan Stanley Senior Funding, Inc., as co-documentation agents; Lehman Commercial Paper Inc., as administrative agent (including forms of Term Note, Revolving Credit Note and Swing Line Note); and Barclays Bank PLC as successor administrative agent. (24)

10.13.2	Second Amendment to Credit Agreement dated as of June 20, 2011, by and among National CineMedia, LLC, Barclays Bank PLC, as administrative agent and the Lenders party thereto. (38)

10.14	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Kurt C. Hall. (2)

10.14.1	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Kurt C. Hall. (20)

10.15	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Clifford E. Marks. (2)

Exhibit No.	Description

10.15.1	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Clifford E. Marks. (20)

10.16	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Gary W. Ferrera. (2)

10.16.1	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Gary W. Ferrera. (20)

10.17.2	Separation Agreement and Release and Consulting Agreement dated as of December 2, 2009 by and among National CineMedia, Inc., National CineMedia, LLC and Thomas C. Galley. (23)

10.18	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Ralph E. Hardy. (2)

10.18.1	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Ralph E. Hardy. (20)

10.19	National CineMedia, Inc. 2007 Equity Incentive Plan, as amended. (35)

10.20	Form of Option Substitution Award. (3)

10.21	Form of Restricted Stock Substitution Award. (4)

10.22	Form of Stock Option Agreement. (5)

10.22.1	Form of 2009 Stock Option Agreement. (20)

10.22.2	Form of 2010 Stock Option Agreement. (32)

10.22.3	Form of 2011 Stock Option Agreement. (33)

10.23	Form of Restricted Stock Agreement. (6)

10.23.1	Form of 2009 Restricted Stock Agreement. (20)

10.23.2	Form of 2010 Restricted Stock Agreement. (32)

10.23.3	Form of 2011 Restricted Stock Agreement. (33)

10.24	Confirmation of Swap, dated as of June 12, 2007, between National CineMedia, LLC and Morgan Stanley Capital Services Inc. (7)

10.25	ISDA Master Agreement dated as of March 2, 2007, between National CineMedia, LLC and Morgan Stanley Capital Services and Schedule. (8)

10.26	National CineMedia, Inc. Executive Officer 2007 Performance Bonus Plan (9)

10.27	Confirmation of Swap, dated as of July 25, 2007, between National CineMedia, LLC and Credit Suisse International. (10)

10.28	ISDA Master Agreement dated as of March 2, 2007, between National CineMedia, LLC and Credit Suisse International and Schedule. (11)

10.29	Confirmation of Swap, dated as of August 6, 2007, between National CineMedia, LLC and JPMorgan Chase Bank, N.A. (12)

10.30	ISDA Master Agreement dated as of August 6, 2007, between National CineMedia, LLC and JPMorgan Chase Bank, N.A. (13)

10.32	ISDA Master Agreement dated as of September 14, 2007, between National CineMedia, LLC and Lehman Brothers Special Financing, Inc. (14)

10.33	National CineMedia, Inc. 2008 Performance Bonus Plan. (15)

10.33.1	First Amendment to National CineMedia, Inc. 2008 Performance Bonus Plan (20)

10.34	Form of Restricted Stock Unit Agreement. (20)

10.35	National CineMedia, Inc. 2009 Performance Bonus Plan. (22)

10.36	ISDA Novation Agreement dated as of February 4, 2010, between National CineMedia, LLC, Lehman Brothers Special Financing Inc. and Barclays Bank PLC. (32)

10.37	Confirmation of Swap, dated as of February 16, 2010, between National CineMedia, LLC and Barclays Bank PLC. (32)

10.38	ISDA Master Agreement dated as of February 4, 2010 between National CineMedia, LLC and Barclays Bank PLC. (25)

10.39	National CineMedia, Inc. 2010 Performance Bonus Plan. (31)

10.40	National CineMedia, Inc. 2011 Performance Bonus Plan. (34)

12.1	Computation of ratio of earnings to fixed charges.*

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*

Exhibit No.	Description

23.2	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1).*

24.1	Powers of Attorney. (included on signature page).*

25.1	Form T-1 Statement of Eligibility of Trustee.*

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Notice to Investors.*

99.4	Form of Notice to Brokers-Dealers.*

*	Filed herewith.
**	To be filed by amendment.
(1)	Incorporated by reference to Exhibit 4.2 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(2)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.
(3)	Incorporated by reference to Exhibit 4.4 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(4)	Incorporated by reference to Exhibit 4.5 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(5)	Incorporated by reference to Exhibit 4.6 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(6)	Incorporated by reference to Exhibit 4.7 from NCM Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(7)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 10, 2007.
(8)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 10, 2007.
(9)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 30, 2007.
(10)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(11)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(12)	Incorporated by reference to Exhibit 10.3 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(13)	Incorporated by reference to Exhibit 10.4 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(14)	Incorporated by reference to Exhibit 10.6 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(15)	Incorporated by reference to Appendix B from NCM Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 28, 2008.
(16)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 5, 2008.
(17)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(18)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(19)	Incorporated by reference to Exhibit 10.3 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(20)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on March 6, 2009.
(21)	Incorporated by reference to Exhibit 10.1.1 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 7, 2009.
(22)	Incorporated by reference to Appendix A from NCM Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 19, 2009.

(23)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on December 21, 2009.
(24)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on April 6, 2010.
(25)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on April 14, 2010.
(26)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 10, 2010.
(27)	Incorporated by reference to Exhibit 1.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 13, 2010.
(28)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(29)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(30)	Incorporated by reference to Exhibit 10.3 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(31)	Incorporated by reference to Appendix A from NCM Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 18, 2010.
(32)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on March 9, 2010.
(33)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on February 25, 2011.
(34)	Incorporated by reference to Exhibit 10.1 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 2, 2011.
(35)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 2, 2011.
(36)	Incorporated by reference to Exhibit 3.1 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on May 6, 2011.
(37)	Incorporated by reference to Exhibits of the same number from NCM Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on July 7, 2011.
(38)	Incorporated by reference to Exhibit 10.2 from NCM Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 4, 2011.